Filed Pursuant to Rule 424(b)(3)
Registration No. 333-227785

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

The boards of directors of AJS Bancorp, Inc. (“AJSB”) and NorthWest Indiana Bancorp (“NWIN”) have approved an Agreement and Plan of Merger (which is referred to herein as the “Merger Agreement”) that provides for AJSB to merge with and into NWIN. If the merger is approved by AJSB’s stockholders and all other closing conditions are satisfied, each outstanding share of AJSB common stock (other than shares then held of record by NWIN and certain shares held by the A.J. Smith Federal Savings Bank employee stock ownership plan) owned by stockholders owning of record and/or beneficially at least 100 shares of AJSB common stock shall be converted into the right to receive 0.2030 shares of NWIN common stock and $7.20 in cash (subject to certain adjustments as described in the Merger Agreement). Stockholders of AJSB who own of record and/or beneficially fewer than 100 shares of AJSB common stock will be entitled to receive fixed consideration of $16.00 per share in cash and will not be entitled to receive any shares of NWIN common stock. Each AJSB stockholder also will receive cash in lieu of any fractional shares of NWIN common stock that such stockholder would otherwise receive in the merger, with the amount of cash based on the market value of one share of NWIN common stock determined shortly before the closing of the merger. Based on the closing prices of a share of NWIN common stock of $43.00 on July 30, 2018, the last day prior to the public announcement of the merger, and $44.55 on October 22, 2018, the latest practicable date before the date of this document, each share of AJSB common stock exchanged for the merger consideration described above would have an implied value of $15.93 and $16.24 per share on those respective dates.

Based on the 2,149,860 shares of AJSB common stock expected to be outstanding as of the closing of the merger (which assumes no stock options are exercised prior to closing), NWIN will issue a maximum aggregate amount of 436,422 shares of common stock for the stock consideration and pay an aggregate of $15,478,992 in cash for the cash consideration. Subject to the adjustments described in the Merger Agreement and based on NWIN’s closing stock price of $44.55 on October 22, 2018, the value of the aggregate consideration that AJSB’s stockholders will receive in the merger is approximately $35.3 million, which includes the amounts paid upon the cash-out of AJSB stock options and restricted stock. The boards of directors of both AJSB and NWIN believe that the merger is in the best interests of each of their respective companies and shareholders.

AJSB has the right to terminate the Merger Agreement during the five-business day period following the 15th business day prior to the scheduled closing date of the merger if the volume weighted average of the daily closing sales prices of a share of NWIN common stock during the immediately preceding 15 consecutive trading days is less than $34.37, and NWIN’s share price declines by an amount that is at least 20% greater than the corresponding price decline in the SNL Small Cap U.S. Bank and Thrift Index during the same period. However, if AJSB elects to exercise its termination right, NWIN has the right to prevent AJSB’s termination under those circumstances by agreeing to increase the stock consideration pursuant to a formula set forth in the Merger Agreement.

Your vote is very important. We cannot complete the merger unless the stockholders of AJSB approve the Merger Agreement and the merger. This document is a proxy statement that AJSB is using to solicit proxies for use at its special meeting of stockholders to be held on December 14, 2018 to vote on the Merger Agreement and the merger. This document also serves as a prospectus relating to NWIN’s issuance of up to 456,952 shares of NWIN common stock in connection with the merger. This proxy statement/prospectus describes the AJSB special meeting, the merger proposal, and other related matters.

AJSB’s board of directors unanimously recommends that AJSB’s stockholders vote “FOR” approval of the Merger Agreement and the merger.

NWIN’s common stock is not listed on any national securities exchange, but rather is quoted on the OTC Pink Marketplace, which is maintained by OTC Markets Group, Inc., and on the OTC Bulletin Board, which is maintained by the Financial Industry Regulatory Authority, Inc., under the symbol “NWIN.” AJSB’s common stock is not listed on any national securities exchange, but rather is quoted on the OTC Pink Marketplace under the symbol “AJSB.” On July 30, 2018, the closing price of a share of AJSB common stock was $14.00. On October 22, 2018, the closing price of a share of AJSB common stock was $15.37. The market prices of both NWIN and AJSB common stock will fluctuate before the completion of the merger; therefore, you are urged to obtain current market quotations for NWIN and AJSB common stock. This document contains information that you should consider in evaluating the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 18 for a discussion of certain risks relating to the merger. You also can obtain information about NWIN from documents it files with the Securities and Exchange Commission.

We look forward to seeing you at the stockholders’ meeting and we appreciate your continued support.

Raymond J. Blake	Jerry A. Weberling
Chairman of the Board	Chief Executive Officer, President and Chief Financial Officer
AJS Bancorp, Inc.	AJS Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency.

This proxy statement/prospectus is dated October 25, 2018, and it is first being mailed to AJSB’s stockholders on or about November 1, 2018.

AVAILABLE INFORMATION

As permitted by Securities and Exchange Commission rules, this document incorporates certain important business and financial information about NWIN from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
Attn: Shareholder Services
(219) 836-4400

In order to ensure timely delivery of these documents, you should make your request no later than five business days before the special meeting date, or by December 7, 2018.

You also can obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information.”

In addition, if you have questions about the merger or the AJSB special meeting, need additional copies of this proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, you may contact the following:

AJS Bancorp, Inc.
14757 S. Cicero Avenue
Midlothian, Illinois 60445
Attn: Jerry A. Weberling, Chief Executive Officer, President and Chief Financial Officer
(708) 687-7400

In order to ensure timely delivery of these documents, you should make your request no later than five business days before the special meeting date, or by December 7, 2018.

AJSB does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

All information in this proxy statement/prospectus concerning NWIN and its subsidiaries has been furnished by NWIN, and all information in this proxy statement/prospectus concerning AJSB and its subsidiaries has been furnished by AJSB. You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the proposals to AJSB’s stockholders in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

This proxy statement/prospectus is dated October 25, 2018. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of NWIN shares as contemplated by the Merger Agreement shall create any implication to the contrary.

14757 S. Cicero Avenue
Midlothian, Illinois 60445
(708) 687-7400

Notice of Special Meeting of Stockholders

To Be Held on December 14, 2018

To the Stockholders of AJS Bancorp, Inc.:

We are pleased to notify you of and invite you to a special meeting of the stockholders of AJS Bancorp, Inc. (“AJSB”) to be held on Friday, December 14, 2018, at 1:00 p.m., local time, at A.J. Smith Federal Savings Bank, located at 14757 S. Cicero Avenue, Midlothian, Illinois 60445, to consider and vote upon the following matters:

1.	Merger Proposal. To approve and adopt the Agreement and Plan of Merger dated July 30, 2018 (which we refer to as the “Merger Agreement”) by and between NorthWest Indiana Bancorp (“NWIN”) and AJSB, pursuant to which AJSB will merge with and into NWIN. Simultaneously with the merger, A.J. Smith Federal Savings Bank, the wholly-owned federally chartered savings bank subsidiary of AJSB, will merge with and into Peoples Bank SB (“Peoples Bank”), the wholly-owned Indiana state chartered savings bank subsidiary of NWIN.
2.	Adjournment. To approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger.
3.	Other Matters. To vote upon such other matters as may properly come before the meeting or any adjournment thereof. The board of directors is not aware of any such other matters.

The enclosed proxy statement/prospectus describes the Merger Agreement and the proposed merger in detail and includes, as Appendix A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 18 of the enclosed proxy statement/prospectus for a discussion of certain risk factors relating to the Merger Agreement and the merger.

The board of directors of AJSB recommends that AJSB’s stockholders vote “FOR” the approval and adoption of the Merger Agreement and the merger, and “FOR” adjournment of the special meeting, if necessary.

The board of directors of AJSB has fixed the close of business on October 19, 2018, as the record date for determining the stockholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

YOUR VOTE IS VERY IMPORTANT. The Merger Agreement must be adopted by the affirmative vote of the holders of a majority of the issued and outstanding shares of AJSB common stock in order for the proposed merger to be consummated. IF YOU DO NOT RETURN YOUR PROXY CARD, DO NOT VOTE IN PERSON AT THE SPECIAL MEETING, OR DO NOT VOTE BY TELEPHONE OR INTERNET, THE EFFECT WILL BE A VOTE AGAINST THE PROPOSED MERGER.

Whether or not you plan to attend the AJSB special meeting, we urge you to vote. Stockholders of record may vote:

•	By internet – access www.investorvote.com/AJSB and follow the on-screen instructions;
•	By telephone – call 1-800-652-8683 and follow the instructions;

•	By mail – complete, sign, date, and mail your proxy card in the envelope provided as soon as possible; or
•	In person – vote your shares in person by attending the AJSB special meeting.

If you hold your stock in “street name” through a banker or broker, please follow the instructions on the voting instruction card furnished by the record holder.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Laurel Hill Advisory Group, LLC, toll free at (888) 742-1305.

By Order of the Board of Directors,

Raymond J. Blake	Jerry A. Weberling
Chairman of the Board	Chief Executive Officer, President, and Chief Financial Officer
Midlothian, Illinois
October 25, 2018

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	Why am I receiving these materials?
A:	NWIN is proposing to acquire AJSB pursuant to a transaction where AJSB will merge with and into NWIN. NWIN would be the surviving entity in the merger, and AJSB would cease to exist. Simultaneously with the merger, A.J. Smith Federal Savings Bank (“AJS Bank”), AJSB’s wholly-owned banking subsidiary, will merge with and into NWIN’s banking subsidiary, Peoples Bank, with Peoples Bank being the surviving entity.

In order to complete the merger of AJSB with and into NWIN, the stockholders of AJSB must vote to approve and adopt the Merger Agreement. AJSB is holding a special meeting of its stockholders to solicit this approval. This proxy statement/prospectus contains important information about the merger, the Merger Agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus, the special meeting of AJSB stockholders, and other related matters, and we encourage you to read it carefully.

Q:	Why do AJSB and NWIN want to merge?
A:	NWIN believes that combining AJSB and NWIN will create a stronger banking franchise with an expanded regional presence in both Indiana and Illinois. The merger will give the combined company greater scale, not only for serving existing customers more efficiently but also for future expansion. NWIN believes that AJSB and NWIN have similar, community-oriented philosophies, and the merger is expected to give NWIN a stronger presence in its current markets. NWIN also believes the locations of AJSB’s banking offices are consistent with NWIN’s strategic expansion plans in the Chicagoland market. NWIN further believes the Chicagoland market offers significant growth potential for NWIN as evidenced by several factors, including the large population along the Interstate Highway 80 corridor, existing customer relationships in the market, disruption in the local banking competitive landscape, the creation of a wider trade area, and the higher legal lending limit afforded by the additional capital to be created by the merger.

For additional information regarding each company’s reasons for the merger, see “The Merger – AJSB’s Reasons for the Merger; Board Recommendation” beginning on page 48, and “The Merger – NWIN’s Reasons for the Merger” beginning on page 51.

Q:	What will AJSB’s stockholders receive in the merger?
A:	If the merger is completed, each share of AJSB common stock held by an AJSB stockholder owning 100 or more shares will be converted into the right to receive both (i) 0.2030 shares of NWIN common stock (subject to certain adjustments as described in the Merger Agreement) (which we refer to as the “exchange ratio”), and (ii) $7.20 in cash (which we refer to as the “cash consideration”), subject to adjustment as provided below. We refer to the cash consideration and the exchange ratio, as adjusted, collectively as the “merger consideration.” Because the exchange ratio for the stock consideration is fixed, the value of the stock consideration will fluctuate with the market price of NWIN’s common stock. Accordingly, at the time of the Special Meeting, AJSB stockholders will not necessarily know what the market value of 0.2030 shares of NWIN common stock will be upon completion of the merger. If the merger is completed, each share of AJSB common stock held by an AJSB stockholder who owns of record and/or beneficially fewer than 100 shares will receive fixed consideration in the amount of $16.00 per share in cash and will not be entitled to receive any shares of NWIN common stock.

The merger consideration is subject to adjustment if, as of the end of the month prior to the effective time of the merger, AJSB’s adjusted consolidated stockholders’ equity (as defined and computed in accordance with the terms of the Merger Agreement) is less than $29.45 million. In the event that AJSB’s adjusted consolidated stockholders’ equity is less than $29.45 million as of the end of the month prior to the effective time, the aggregate cash consideration first will be reduced by an amount corresponding to the shortfall (which will be proportionately reflected on a per share cash consideration basis), and then second, if necessary, the exchange ratio will be proportionally reduced to correspond to the remaining amount of the shortfall, each as provided in the Merger Agreement. See “The Merger Agreement – Merger Consideration” beginning on page 66.

The exchange ratio is subject to further adjustment as follows:

•	if prior to the effective time of the merger, NWIN changes the number of shares of NWIN common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if NWIN establishes a record date for such a change, the exchange ratio will be adjusted accordingly so that each stockholder of AJSB receives at the effective time, in the aggregate, the number of shares of NWIN common stock representing the same percentage of the outstanding shares of NWIN common stock that they would have received if such change had not occurred; or
•	if AJSB elects to terminate the Merger Agreement because the volume-weighted average closing price of NWIN’s common stock is less than $34.37 for the fifteen consecutive trading days before the second business day prior to the closing of the merger and if the decline in NWIN’s share price is more than 20% greater than the corresponding price decline in the SNL Small Cap U.S. Bank and Thrift Index, NWIN may elect to negate AJSB’s termination by exercising NWIN’s option to increase the stock consideration pursuant to the formula specified in the Merger Agreement. See “The Merger Agreement – Merger Consideration” beginning on page 66.

In lieu of any fractional shares of NWIN common stock, NWIN will distribute an amount in cash equal to such fraction multiplied by the volume-weighted average per share closing price of a share of NWIN common stock as quoted on the OTC Pink Marketplace during the fifteen consecutive trading days preceding the second business day prior to the closing of the merger.

Q:	Will NWIN’s shareholders receive any shares or cash as a result of the merger?
A:	No, NWIN’s shareholders will not receive any cash or shares in the merger.
Q:	What risks should AJSB’s stockholders consider before voting on the Merger Agreement?
A:	You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 18 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of NWIN contained in the documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 140 of this proxy statement/prospectus.
Q:	What are the tax consequences of the merger to AJSB’s stockholders?
A:	NWIN and AJSB expect the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes: (1) a holder of AJSB common stock generally will recognize gain, but not loss, in an amount equal to the lesser of the amount of cash received (excluding any cash received in lieu of a fractional share of NWIN common stock), or the amount of gain “realized” in the merger where the amount of such realized gain will equal the amount by which (a) the cash plus the fair market value of the NWIN common stock received, exceeds (b) the holder’s aggregate adjusted tax basis in the AJSB common stock; and (2) a holder of AJSB common stock will recognize gain or loss, if any, on any fractional share of NWIN common stock for which cash is received equal to the difference between the amount of cash received and the holder’s allocable tax basis in the fractional share. At the closing, NWIN and AJSB are each to receive an opinion confirming these tax consequences. See “Material Federal Income Tax Consequences” beginning on page 88.

Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	What will AJSB’s stockholders be voting on at the special stockholders meeting?
A:	At the Special Meeting of Stockholders of AJSB (the “Special Meeting”), AJSB’s stockholders will be asked to vote to (i) approve and adopt the Merger Agreement and the merger, and (ii) approve a proposal to adjourn or postpone the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes, in person or by proxy, to approve the Merger Agreement and the merger (the “Adjournment Proposal”). The AJSB board of directors unanimously recommends that AJSB’s stockholders vote “FOR” the approval and adoption of the Merger Agreement, and “FOR” the approval of the Adjournment Proposal.

Q:	What is the value of the per share merger consideration?
A:	On July 30, 2018, which is the last business day on which shares of NWIN common stock traded preceding the public announcement of the proposed merger, the closing price of a share of NWIN common stock was $43.00, which, after giving effect to the 0.2030 exchange ratio and the cash consideration of $7.20 per share, results in an implied value of approximately $15.93 per each AJSB share of common stock. As of October 22, 2018, the latest practicable date before the date of this proxy statement/prospectus, the closing price of a share of NWIN common stock was $44.55, which, after giving effect to the exchange ratio and cash consideration, results in an implied value of approximately $16.24 per each AJSB share of common stock.
Q:	What are the vote requirements to approve the matters that will be considered at the Special Meeting?
A:	At the Special Meeting, the affirmative vote of holders of a majority of the issued and outstanding shares of AJSB common stock is required to approve and adopt the Merger Agreement. The vote on the Adjournment Proposal requires more votes to be cast in favor of the proposal than are cast against it.
Q:	Who can vote at the Special Meeting?
A:	All holders of record of AJSB common stock as of the close of business on October 19, 2018, the record date for the Special Meeting, are entitled to receive notice of, and to vote at, the Special Meeting, or any postponement of the Special Meeting in accordance with Maryland law.
Q:	What do I need to do now?
A:	After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly. You may vote in one of four ways: (1) by mail (by completing and signing the proxy card that accompanies this proxy statement/prospectus); (2) by telephone; (3) by using the Internet; or (4) in person (by either delivering the completed proxy card or by casting a ballot if attending the Special Meeting). In the event you choose not to vote by telephone, the Internet, or in person, you should mail your signed proxy card in the accompanying pre-addressed, postage-paid envelope as soon as possible so that your shares can be voted at the Special Meeting.

If you hold your stock through a bank or broker (commonly referred to as held in “street name”), you may direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card (or voting by telephone or the Internet) or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the Special Meeting.

Q:	Why is my vote important?
A:	If you do not vote by proxy or in person at the Special Meeting, it will be more difficult for AJSB to obtain the necessary quorum to hold the Special Meeting. In addition, if you fail to vote, by proxy or in person, it will have the same effect as a vote “AGAINST” the approval and adoption of the Merger Agreement. The Merger Agreement must be approved by the holders of a majority of the issued and outstanding shares of AJSB common stock.
Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?
A:	If you hold AJSB shares in street name with a broker, your broker will not be able to vote your shares without instructions from you on the proposal to approve and adopt the Merger Agreement or the Adjournment Proposal. You should contact your broker and ask what directions your broker will need from you. If you hold AJSB shares in street name with a broker and you do not provide instructions to your broker on how to vote on the merger, your broker will not be able to vote your shares on that proposal, and this will have the effect of a vote “AGAINST” the merger.

Q:	Can I attend the Special Meeting and vote my shares in person?
A:	Yes. All AJSB stockholders are invited to attend the Special Meeting. If you are an AJSB stockholder of record, you can vote in person at the Special Meeting. If you hold AJSB shares in street name through a bank, broker, or other nominee, then you must obtain a legal proxy from the holder of record by contacting your bank, broker, or other nominee to vote your shares in person at the Special Meeting. However, we would prefer that you vote by proxy, even if you plan to attend the meeting. As noted below, you still will have a right to change your vote at the meeting, should you so choose.
Q:	What happens if I do not vote?
A:	Because the required vote of AJSB’s stockholders to approve and adopt the Merger Agreement is based upon the number of issued and outstanding shares of AJSB common stock entitled to vote rather than upon the number of shares actually voted, abstentions from voting and “broker non-votes” will have the same practical effect as a vote “AGAINST” the merger. If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the approval and adoption of the Merger Agreement and the merger.
Q:	Can I change my vote before the Special Meeting?
A:	Yes. If you are an AJSB stockholder of record, there are three ways for you to revoke your proxy and change your vote. First, you may send written notice to AJSB’s Corporate Secretary before the Special Meeting stating that you are revoking your proxy. Second, you may complete and submit a new proxy card before the Special Meeting that is dated later than the date of your prior proxy card. If you submitted your proxy by Internet or by telephone, you can change your vote by voting over the Internet or by telephone. Third, you may vote in person at the Special Meeting. Merely being present at the Special Meeting, without voting at the meeting, will not constitute a revocation of a previously given proxy. If you hold your shares in street name with a bank or broker, you must follow the directions you receive from your bank or broker to change your vote.
Q:	How do I vote shares held in AJS Bank’s Employee Stock Ownership Plan?
A:	AJSB maintains the A.J. Smith Federal Savings Bank Employee Stock Ownership Plan (the “AJS Bank ESOP”) that owns approximately 173,018 shares of AJSB’s common stock. Each participant will instruct the AJS Bank ESOP trustee, First Bankers Trust Services, Inc., how to vote the shares of AJSB common stock allocated to his or her account under the AJS Bank ESOP. The AJS Bank ESOP trustee will vote unallocated shares of common stock and allocated shares for which voting instructions are not timely received in the same proportion as the allocated shares for which it has received timely voting instructions. A participant in the AJS Bank ESOP will need to vote by mail (by completing and signing the instruction card that accompanies this proxy statement/prospectus). A participant must return his or her instruction card to the ESOP trustee by 5:00 p.m. on December 7, 2018 in order to instruct the trustee how to vote such AJSB shares.

If a participant properly executes the instruction card distributed by the trustee, the trustee will vote such participant’s shares in accordance with the participant’s instructions. Where properly executed instruction cards are returned to the trustee with no specific instruction as to how to vote at the Special Meeting, the trustee will vote shares “FOR” the approval and adoption of the Merger Agreement and the merger and “FOR” the Adjournment Proposal.

Q:	When do you currently expect to complete the merger?
A:	We expect to complete the merger early in the first quarter of 2019. However, we cannot assure you when or if the merger will occur. The approval of AJSB’s stockholders of the Merger Agreement, among other things, must first be obtained before we are able to close the merger.
Q:	Do AJSB’s stockholders have appraisal rights?
A:	No. Under AJSB’s articles of incorporation, as permitted by the Maryland General Corporation Law, the stockholders of AJSB do not have appraisal rights with respect to the merger.

Q:	Should I send in my AJSB stock certificates now?
A:	No. As soon as practicable after the completion of the merger, you will receive a letter of transmittal describing how you may exchange your shares for the merger consideration and surrender your AJSB stock certificates. At that time, you must send your completed letter of transmittal to NWIN’s exchange agent for the merger named in the letter of transmittal in order to receive the merger consideration. You should not send your AJSB stock certificates until you receive the letter of transmittal.
Q:	Whom should I contact if I have other questions about the Merger Agreement or the merger?
A:	If you have more questions about the Merger Agreement or the merger, you should contact:

NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
(219) 836-4400
Attention: Shareholder Services

You may also contact:

AJS Bancorp, Inc.
14757 S. Cicero Avenue
Midlothian, Illinois 60445
(708) 687-7400
Attention: Jerry A. Weberling, Chief Executive Officer, President, and Chief Financial Officer

Q:	Whom should I contact if I have questions about the special stockholders’ meeting or how to submit my proxy, or if I need additional copies of this document or a proxy card?
A:	If you have more questions about the special stockholders’ meeting or how to submit your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Laurel Hill Advisory Group, LLC
2 Robbins Lane, Suite 201
Jericho, New York 11753
(888) 742-1305

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the appendices and the documents referred to in this proxy statement/prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” beginning on page 140.

The Companies

NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, IN 46321
(219) 836-4400

NorthWest Indiana Bancorp, an Indiana corporation, was incorporated on January 31, 1994, and is the holding company for its wholly-owned subsidiary Peoples Bank SB, an Indiana savings bank. NWIN’s business activities include being a holding company for Peoples Bank and Peoples Bank’s wholly owned subsidiaries, as well as a holding company for NWIN Risk Management, Inc., a captive insurance company. Peoples Bank is primarily engaged in the business of attracting deposits from the general public and the origination of loans, mostly upon the security of single family residences and commercial real estate, as well as construction loans and various types of consumer loans, commercial business loans, and municipal loans, within its primary market area of Lake and Porter Counties in Northwest Indiana and Cook County in Illinois. In addition, NWIN’s Wealth Management Group provides estate and retirement planning, guardianships, land trusts, profit sharing and 401(k) retirement plans, IRA and Keogh accounts, investment agency accounts, and serves as the personal representative of estates and acts as trustee for revocable and irrevocable trusts.

Peoples Bank’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (“DIF”), which is administered by the Federal Deposit Insurance Corporation (“FDIC”), an agency of the federal government. As the holding company for Peoples Bank, NWIN is subject to comprehensive examination, supervision, and regulation by the Board of Governors of the Federal Reserve System (“FRB”), while Peoples Bank is subject to comprehensive examination, supervision, and regulation by both the FDIC and the Indiana Department of Financial Institutions (“IDFI”). Peoples Bank is also subject to regulation by the FRB governing reserves required to be maintained against certain deposits and other matters. Peoples Bank is also a member of the Federal Home Loan Bank (“FHLB”) of both Indianapolis and Chicago, which are two of the eleven regional banks comprising the system of Federal Home Loan Banks.

NWIN maintains its corporate office at 9204 Columbia Avenue, Munster, Indiana, from which it oversees the operation of its 19 branch locations. NWIN’s website address is www.ibankpeoples.com. Information contained in, or accessible through, NWIN’s website does not constitute a part of this proxy statement/prospectus. NWIN’s common stock is quoted on the OTC Pink Marketplace and on the OTC Bulletin Board under the symbol “NWIN.” Additional information about NWIN and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 140.

AJS Bancorp, Inc.
14757 S. Cicero Avenue
Midlothian, IL 60445
(708) 687-7400

AJSB, a Maryland corporation headquartered in Midlothian, Illinois, was incorporated in 2013 to serve as the savings and loan holding company for AJS Bank. AJSB’s primary business activity is its ownership of AJS Bank. AJSB’s other business activities currently consist of loaning funds to AJS Bank’s ESOP and investing in deposit accounts at AJS Bank. AJSB is subject to regulation and supervision by the FRB.

AJS Bank was founded in 1892 by Arthur J. Smith as a building and loan cooperative organization. In 1924, AJS Bank was chartered as an Illinois savings and loan association, and in 1934 converted to a federal charter. In 1984, AJS Bank amended its charter to become a federally chartered savings bank. AJS Bank operates from its main office in Midlothian, Illinois and two branch offices in Orland Park, Illinois. Its primary business activity is the origination of one- to four-family real estate loans. To a lesser extent, it also originates multifamily, commercial real estate, home equity, and consumer loans. It also invests in securities, primarily United States government-sponsored enterprises and agency mortgage-backed securities. AJS Bank is subject to supervision and regulation by the Office of the Comptroller of the Currency.

At June 30, 2018, AJSB had consolidated assets of $191.8 million, deposits of $156.8 million and stockholders’ equity of $31.3 million. AJSB’s executive offices are located at 14757 South Cicero Avenue, Midlothian, Illinois 60445, and its telephone number at that address if (708) 687-7400. AJSB’s website address is www.ajsmithbank.com. Information contained in, or accessible through, AJSB’s website does not constitute a part of this proxy statement/prospectus. AJSB’s common stock is quoted on the OTC Pink Marketplace under the symbol “AJSB.” Additional information about AJSB and AJS Bank is included elsewhere in this proxy statement/prospectus.

Special Meeting of AJSB’s Stockholders; Required Vote (page 34)

The Special Meeting of AJSB’s stockholders is scheduled to be held on Friday, December 14, 2018, at 1:00 p.m., local time, at A.J. Smith Federal Savings Bank, located at 14757 S. Cicero Avenue, Midlothian, Illinois 60445. At the Special Meeting, AJSB’s stockholders will be asked to vote to approve and adopt the Merger Agreement and the merger of AJSB into NWIN contemplated by that agreement. You also will be asked to approve the Adjournment Proposal. Only AJSB stockholders of record as of the close of business on October 19, 2018 are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements of the Special Meeting.

As of October 19, 2018, AJSB’s directors and executive officers owned and were entitled to vote 174,032 shares of AJSB common stock, which represents approximately 8.1% of the 2,149,860 issued and outstanding shares of AJSB common stock. In connection with the execution of the Merger Agreement, all of the executive officers and directors of AJSB executed a voting agreement pursuant to which they agreed to vote their 174,032 shares in favor of the merger. A copy of that voting agreement is attached as Appendix C to this proxy statement/prospectus.

Approval of the Merger Agreement and the merger requires the affirmative vote of the holders of a majority of the issued and outstanding shares of AJSB common stock. Approval of the Adjournment Proposal requires more votes to be cast in favor of the proposal than are cast against it.

The Merger and the Merger Agreement (page 66)

NWIN’s acquisition of AJSB is governed by the Merger Agreement. The Merger Agreement provides that, if all of the conditions are satisfied or waived, AJSB will be merged with and into NWIN, with NWIN as the surviving corporation. Simultaneous with the merger, AJS Bank will be merged with and into Peoples Bank, with Peoples Bank surviving. We encourage you to read the Merger Agreement, which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus.

What AJSB’s Stockholders Will Receive in the Merger (page 66)

If the merger is completed, each share of AJSB common stock held by an AJSB stockholder owning 100 or more shares will be converted into the right to receive both (i) 0.2030 shares of NWIN common stock, and (ii) $7.20 in cash, subject to adjustment as provided in the Merger Agreement. However, if a stockholder owns beneficially and/or of record fewer than 100 shares of AJSB common stock, that stockholder will be entitled to receive only $16.00 per share in cash and will not be entitled to receive any shares of NWIN common stock.

The merger consideration is subject to adjustment if, as of the end of the month prior to the effective time of the merger, AJSB’s adjusted consolidated stockholders’ equity (as defined and computed in accordance with the terms of the Merger Agreement) is less than $29.45 million. In the event that AJSB’s adjusted consolidated stockholders’ equity is less than $29.45 million as of the end of the month prior to the effective time, the aggregate cash consideration first will be reduced by an amount corresponding to the shortfall (which will be proportionally reflected on a per share cash consideration basis), and then second, if necessary, the exchange ratio will be proportionally reduced to correspond to the remaining amount of the shortfall, each as provided in the Merger Agreement. See “The Merger Agreement – Merger Consideration” beginning on page 66.

The exchange ratio is subject to the following further adjustments:

•	Anti-Dilution Adjustments. If prior to the effective time of the merger, NWIN changes the number of shares of NWIN common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if NWIN establishes a record date for such a change, the exchange ratio will be adjusted so that each holder of AJSB common stock receives at the effective time, in the aggregate, the number of shares of NWIN common stock that such stockholder would have received if such change had not occurred; or
•	Decrease in Market Price of NWIN Common Stock. If AJSB elects to terminate the Merger Agreement because the volume-weighted average closing price of NWIN’s common stock is less than $34.37 for the fifteen consecutive trading days before the second business day prior to the closing of the merger and if the decline in NWIN’s share price is more than 20% greater than the corresponding price decline in the SNL Small Cap U.S. Bank and Thrift Index, NWIN may elect to negate AJSB’s termination by increasing the stock consideration pursuant to the formula specified in the Merger Agreement.

Because the exchange ratio for the stock consideration is fixed, the value of the stock consideration will fluctuate with the market price of NWIN’s common stock. Accordingly, at the time of the Special Meeting, AJSB stockholders will not necessarily know what the market value of 0.2030 shares of NWIN common stock will be upon the completion of the merger.

In lieu of any fractional shares of NWIN common stock, NWIN will distribute an amount in cash equal to such fraction multiplied by the volume-weighted average per share closing price of a share of NWIN common stock as quoted on the OTC Pink Marketplace during the fifteen consecutive trading days preceding the second business day prior to the closing.

Treatment of AJSB Stock Options and Restricted Stock Awards (page 67)

All outstanding options (vested and unvested) to purchase AJSB common stock will be converted into the right to receive from AJSB, as of the effective time of the merger, an amount of cash equal to $16.00 minus the per share exercise price for each share subject to an AJSB stock option, less applicable tax withholdings. The payments on these options will be made by AJSB to the optionholders immediately prior to the effective time of the merger. As of the date of this document, there were outstanding vested options to purchase an aggregate of 79,096 shares of AJSB common stock at a weighted average exercise price of $12.23 per share. In addition, as of the date of this document, options to purchase 22,036 shares of AJSB common stock with a weighted average exercise price of $12.99 were unvested.

At the effective time of the merger, each award of restricted stock of AJSB that is outstanding immediately prior to the effective time of the merger will fully vest and be cancelled and automatically converted into the right to receive the merger consideration. NWIN will make the payments with respect to these restricted stock awards, less applicable tax withholdings, in the same manner as the merger consideration is delivered to other AJSB stockholders.

Recommendation of AJSB’s Board of Directors (page 34)

The AJSB board of directors unanimously approved the Merger Agreement and the proposed merger. The AJSB board believes that the Merger Agreement, including the merger contemplated by the Merger Agreement, is advisable and fair to, and in the best interests of, AJSB and its stockholders, and therefore recommends that AJSB’s stockholders vote “FOR” the proposal to approve and adopt the Merger Agreement. In reaching its decision, the AJSB board of directors considered a number of factors, which are described in the section captioned “The Merger – AJSB’s Reasons for the Merger; Board Recommendation” beginning on page 48. Because of the wide variety of factors considered, the AJSB board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The AJSB board also recommends that you vote “FOR” the Adjournment Proposal.

No Appraisal Rights

Pursuant to the terms of AJSB’s articles of incorporation, as permitted under the Maryland General Corporation Law, AJSB’s stockholders do not have appraisal rights in connection with the merger.

Voting Agreements (page 68)

As of October 19, 2018, AJSB’s directors and executive officers owned and had the power to vote 174,032 shares of AJSB common stock, which represents approximately 8.1% of the issued and outstanding shares of AJSB common stock. In connection with the execution of the Merger Agreement, all of the executive officers and directors of AJSB executed a voting agreement pursuant to which they agreed to vote their 174,032 shares in favor of the merger. A copy of that voting agreement is attached as Appendix C to this proxy statement/prospectus.

Opinion of AJSB’s Financial Advisor (page 52)

In connection with the merger, AJSB’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated July 30, 2018, to the AJSB board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by the holders of AJSB common stock in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this proxy statement/prospectus. The opinion was for the information of, and was directed to, the AJSB board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of AJSB to engage in the merger or enter into the Merger Agreement or constitute a recommendation to the AJSB board in connection with the merger, and it does not constitute a recommendation to any holder of AJSB common stock as to how to vote in connection with the merger or any other matter.

Reasons for the Merger (page 48)

The AJSB board of directors believes that the merger and the Merger Agreement are advisable and fair to, and in the best interests of, AJSB and its stockholders and, therefore, the board of directors recommends that AJSB’s stockholders vote “FOR” the proposal to approve and adopt the Merger Agreement. In reaching its decision, the AJSB board of directors considered many factors, including the factors described under the heading “The Merger – AJSB’s Reasons for the Merger; Board Recommendation” beginning on page 48.

Regulatory Approvals (page 83)

Under the terms of the Merger Agreement, the merger cannot be completed until NWIN receives necessary regulatory approvals, which include a waiver from the Federal Reserve Bank of Chicago (“FRB”) of the application requirements for the merger of AJSB into NWIN, and the approvals of the FDIC and IDFI of the merger of AJS Bank into Peoples Bank. In addition, Peoples Bank must provide prior notice to the IDFI of the payment of a dividend from Peoples Bank to NWIN for the purpose of paying the cash portion of the merger consideration. As of the date of this proxy statement/prospectus, NWIN has filed the required applications with the FDIC and IDFI for the approval of the merger. NWIN expects to submit the notice to the IDFI of the payment of the dividend from Peoples Bank to NWIN in November 2018. On September 26, 2018, NWIN filed with the FRB a request for confirmation that no formal application is required to be submitted to the FRB for the transactions contemplated by the Merger Agreement. The FRB approved this waiver request on October 23, 2018. Although we believe that we will be able to obtain these regulatory approvals, there can be no assurance that all requisite approvals will be obtained or that they will be obtained within the time period we anticipate.

Conditions to the Merger (page 76)

The obligation of NWIN and AJSB to consummate the merger is subject to the satisfaction or, in certain circumstances, waiver, on or before the completion of the merger, of a number of conditions, including, but not limited to:

•	the Merger Agreement must receive the requisite approval of AJSB’s stockholders;
•	approval of the transaction by the appropriate regulatory authorities, and such approvals do not contain any conditions which NWIN’s board of directors reasonably determines in good faith would have a material adverse effect on NWIN, or reduce the benefits of the merger to such a degree that NWIN would not have entered into the Merger Agreement;

•	the accuracy of the representations and warranties of the other party under the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement) as of the date of the Merger Agreement and as of the effective date of the merger;
•	the covenants made by the parties must have been fulfilled or complied with in all material respects at or prior to the effective time of the merger;
•	the parties must have received the respective closing deliveries of the other parties to the Merger Agreement;
•	NWIN must have registered its shares of common stock to be issued to the stockholders of AJSB pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, relating to the NWIN shares to be issued pursuant to the Merger Agreement, must have been declared effective by the Securities and Exchange Commission (“SEC”), and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;
•	the boards of directors of NWIN and AJSB must have received an opinion from their respective legal counsel to the effect that the merger will qualify as a “reorganization” for purposes of Section 368(a) of the Code;
•	AJS Bank shall have provided notice of termination to Fiserv Solutions, Inc. (“Fiserv”) under that certain Master Agreement, dated January 1, 2014 between AJS Bank and Fiserv; and
•	there shall be no legal proceedings that has or would reasonably be expected to have a material adverse effect on AJSB or NWIN initiated seeking to prevent the completion of the merger.

For a further description of the conditions necessary to the completion of the merger, see “The Merger Agreement – Conditions to the Merger” beginning on page 76. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Termination (page 80)

NWIN or AJSB may mutually agree at any time to terminate the Merger Agreement without completing the merger, even if AJSB’s stockholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the merger is not consummated by March 31, 2019, if the required regulatory approvals have been denied, or if AJSB’s stockholders do not approve the Merger Agreement at the Special Meeting. In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within twenty business days of notice of the breach (provided that, the party seeking to terminate the Merger Agreement is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement). Each party also has the right to terminate the Merger Agreement under certain conditions related to AJSB’s receipt of a third-party acquisition proposal. In addition, NWIN has the right to terminate the Merger Agreement if a quorum could not be convened at the Special Meeting.

Additionally, AJSB has the right to terminate the Merger Agreement during the five-business day period following the date that is the 15th business day prior to the scheduled closing date of the merger if NWIN’s volume-weighted average common stock closing price is below $34.37 per share, and the percentage decrease in the stock price of NWIN from the NWIN stock price used to determine the value of the merger consideration is more than 20% greater than the percentage decrease in the SNL Small Cap U.S. Bank and Thrift Index during the same period. NWIN has the right to prevent AJSB’s termination under those circumstances, however, by agreeing to increase the stock consideration pursuant to a formula set forth in the Merger Agreement.

Termination Fee (page 81)

AJSB is required to pay NWIN a $1,557,000 termination fee under the following circumstances:

•	if NWIN terminates the Merger Agreement because AJSB’s board of directors fails to include its recommendation to approve the merger in the proxy statement/prospectus delivered to stockholders, or has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement, or approves or publicly recommends an acquisition proposal with a third party, or AJSB has entered into or publicly announced an intention to enter into another acquisition proposal;
•	if either party terminates the Merger Agreement because it is not approved by the requisite vote of the stockholders of AJSB at the Special Meeting, or if NWIN terminates the Merger Agreement because a quorum could not be obtained at the Special Meeting, and, in each case, prior to the date of such termination, a third party acquisition proposal was made, and prior to the date that is twelve months after such termination, AJSB or AJS Bank enters into any acquisition agreement with a third party or an acquisition proposal is consummated;
•	if either party terminates the Merger Agreement because the consummation of the merger has not occurred by March 31, 2019, and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is twelve months after such termination, AJSB or AJS Bank enters into any acquisition agreement or any acquisition proposal is consummated;
•	if NWIN terminates the Merger Agreement because an event occurs which is not capable of being cured prior to March 31, 2019 and would result in the conditions to NWIN’s obligation to close not being satisfied, or AJSB breaches or fails to perform any of its representations, warranties, or covenants, and such matters are the result of an intentional, willful, or grossly negligent breach or nonperformance by AJSB of any representation, warranty, or covenant in the Merger Agreement, and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is twelve months after such termination, AJSB or AJS Bank enters into any acquisition agreement or any acquisition proposal is consummated; or
•	AJSB terminates the Merger Agreement because it receives a proposal, which its board of directors determines is superior to the merger with NWIN and the AJSB board approves such proposal, or it enters into a definitive agreement, agreement in principle, or letter of intent with respect to any such proposal.

Interests of Officers and Directors in the Merger that Are Different From Yours (page 85)

When AJSB’s stockholders consider the recommendation of the AJSB board of directors to approve the Merger Agreement and the merger, you should be aware that certain of AJSB’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of AJSB’s stockholders generally that may present actual or apparent conflicts of interest. AJSB’s directors were aware of these interests and took them into account in approving the Merger Agreement. These interests include, among other things: certain payments under mutual termination of change in control agreements for certain executive officers of AJSB related to the termination of their existing change in control agreements; a consulting agreement with NWIN for Jerry A. Weberling, AJSB’s Chief Executive Officer, President, and Chief Financial Officer; NWIN agreeing to honor change in control agreements with three non-executive officers of AJSB; and the continuation of director and officer indemnification and liability insurance protections. See “Interests of Certain Directors and Officers of AJSB in the Merger” beginning on page 85.

Accounting Treatment of the Merger (page 84)

The merger will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles.

Rights of Stockholders After the Merger (page 92)

When the merger is completed, AJSB’s stockholders owning at least 100 shares of AJSB common stock will receive NWIN stock as part of the merger consideration and will become NWIN shareholders, and their rights will then be governed by NWIN’s articles of incorporation and bylaws and applicable law. NWIN is organized under Indiana law and AJSB is organized under Maryland law. To review the differences in the rights of shareholders under each company’s governing documents, see “Comparison of the Rights of Shareholders” beginning on page 92.

Material Federal Tax Consequences of the Merger (page 88)

NWIN and AJSB expect the merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes:

•	a holder of AJSB common stock generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of cash received (excluding any cash received in lieu of a fractional share of NWIN common stock), or (2) the amount of gain “realized” in the merger. The amount of gain an AJSB stockholder “realizes” will equal the amount by which (a) the cash plus the fair market value of the NWIN common stock received, exceeds (b) the stockholder’s aggregate adjusted tax basis in the AJSB common stock; and
•	an AJSB stockholder will recognize gain or loss, if any, on any fractional share of NWIN common stock for which cash is received equal to the difference between the amount of cash received and the AJSB stockholder’s allocable tax basis in the fractional share.

This tax treatment may not apply to all AJSB stockholders. Determining the actual tax consequences of the merger to you can be complicated and will depend on your particular circumstances. AJSB stockholders should consult their own tax advisors for a full understanding of the merger’s tax consequences that are particular to each stockholder.

To review the tax consequences of the merger to AJSB’s stockholders in greater detail, please see the section “Material Federal Income Tax Consequences” beginning on page 88.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NWIN

The following data is derived from NWIN’s audited annual historical financial statements and its unaudited financial statements at or for the periods indicated. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto of NWIN incorporated by reference into this proxy statement/prospectus. The following information is only a summary and is not necessarily indicative of results that may be expected for any future period.

(dollars in thousands, except per share data)	At or for the Six Months Ended June 30,		At or for the year ended December 31,
	2018	2017	2017	2016	2015	2014	2013
Statement of Income:
Total interest income	$17,729	$16,350	$33,358	$32,399	$29,383	$27,183	$26,157
Total interest expense	2,018	1,177	2,592	2,345	2,013	1,820	1,730
Net interest income	15,711	15,173	30,766	30,054	27,370	25,363	24,427
Provision for loan losses	638	557	1,200	1,268	954	875	450
Net interest income after provision for loan losses	15,073	14,616	29,566	28,786	26,416	24,488	23,977
Noninterest income	4,652	3,745	7,752	7,613	6,850	6,074	5,359
Noninterest expense	13,873	12,328	25,488	24,709	23,616	21,015	19,821
Net noninterest expense	9,221	8,583	17,736	17,096	16,766	14,941	14,462
Income tax expenses	780	1,206	2,869	2,548	1,798	2,153	2,397
Net income	$5,072	$4,827	$8,961	$9,142	$7,852	$7,394	$7,118
Basic earnings per common share	$1.77	$1.69	$3.13	$3.20	$2.75	$2.60	$2.50
Diluted earnings per common share	$1.77	$1.69	$3.13	$3.20	$2.75	$2.60	$2.50
Cash dividends declared per common share	$0.59	$0.57	$1.15	$1.11	$1.06	$0.97	$0.85

Balance Sheet:
Total assets	$958,951	$921,243	$927,259	$913,626	$864,893	$775,044	$693,453
Loans receivable	646,288	600,944	620,211	583,650	571,898	488,153	437,821
Investment securities	238,164	240,748	244,490	233,625	233,350	213,600	194,296
Deposits	805,977	786,981	793,004	779,771	714,875	633,946	572,893
Borrowed funds	35,679	19,610	32,181	39,826	58,001	53,906	44,929
Total stockholders’ equity	90,577	89,308	92,060	84,108	80,909	76,165	66,761

Interest Rate Spread During Period:
Average effective yield on loans and investment securities	4.03%	3.87%	3.91%	3.89%	3.84%	3.82%	4.03%
Average effective cost of deposits and borrowings	0.48%	0.29%	0.32%	0.30%	0.28%	0.27%	0.28%
Interest rate spread	3.55%	3.58%	3.59%	3.59%	3.56%	3.55%	3.75%
Net interest margin	3.35%	3.59%	3.61%	3.61%	3.58%	3.57%	3.77%
Return on average assets	1.08%	1.07%	0.98%	1.03%	0.96%	0.97%	1.03%
Return on average equity	11.12%	10.97%	9.90%	10.65%	9.90%	10.14%	10.17%

Certain Ratios and Other Information:
Common equity tier 1 capital to risk-weighted assets	13.0%	13.0%	12.9%	13.1%	12.4%	N/A	N/A
Tier 1 capital to risk-weighted assets	13.0%	13.0%	12.9%	13.1%	12.4%	13.6%	14.3%
Total capital to risk-weighted assets	14.1%	14.1%	14.0%	14.3%	13.5%	14.8%	15.6%
Tier 1 capital to adjusted average assets	9.8%	9.5%	9.6%	9.2%	9.0%	9.2%	10.0%
Allowance for loan losses to total loans	1.15%	1.18%	1.21%	1.32%	1.22%	1.30%	1.64%
Allowance for loan losses to non-performing loans	177.65%	126.88%	143.26%	126.10%	124.66%	114.83%	181.81%
Non-performing loans to total loans	0.65%	0.93%	0.84%	1.05%	0.98%	1.10%	0.90%
Total loan accounts	5,635	5,685	5,680	5,655	5,628	5,140	4,472
Total deposit accounts	31,641	31,186	31,080	31,175	30,968	28,955	29,861
Total branches (all full service)	16	16	16	16	16	14	12

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AJSB

The following tables set forth certain information and other data of AJSB at and for the periods indicated. The selected financial information presented below is derived in part from AJSB’s consolidated financial statements. The following information is only a summary and you should read it in conjunction with AJSB’s consolidated financial statements and notes beginning on page F-1, and in conjunction with AJSB’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AJS Bancorp, Inc.” beginning on page 120. The information as of and for each of the two years ended December 31, 2017 and 2016 is derived in part from the audited consolidated financial statements of AJSB that appear in this proxy statement/prospectus. The information as of and for the six months ended June 30, 2018 and 2017 is unaudited. However, in the opinion of management of AJSB, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited periods have been made. The following information is only a summary and is not necessarily indicative of results that may be expected for any future period.

	At June 30, 2018	At December 31,
		2017	2016
	(In thousands)
Selected Financial Condition Data:
Total assets	$191,829	$193,070	$202,055
Cash and cash equivalents	34,013	35,830	31,256
Securities available for sale	46,748	40,196	44,286
Loans, net	98,324	104,082	113,009
Bank owned life insurance	6,337	6,252	6,078
Deposits	156,782	156,871	165,204
Stockholders’ equity	31,348	31,664	32,034
	For the Six Months Ended June 30,		For the Years Ended December 31,
	2018	2017	2017	2016
	(In thousands)
Selected Operating Data:
Total interest income	$2,543	$2,509	$5,023	$4,994
Total interest expense	281	242	496	504
Net interest income	2,262	2,267	4,527	4,490
Provision (credit) for loan losses	(50)	125	170	(150)
Net interest income after provision for loan losses	2,312	2,142	4,357	4,640
Total non-interest income	233	301	579	679
Total non-interest expense	2,120	2,198	4,535	4,578
Income before income taxes	425	245	401	741
Income tax expense	102	72	596	208
Net income (loss)	$323	$173	$(195)	$533
Net income (loss) per share – basic and diluted	$0.16	$0.08	$(0.09)	$0.27

	At or For the Six Months Ended June 30,		At or For the Year Ended December 31,
	2018	2017	2017	2016
	(In thousands)
Selected Financial Ratios and Other Data:

Performance Ratios:
Return (loss) on assets (ratio of net income (loss) to average assets)	0.34%	0.17%	(0.10)%	0.26%
Return (loss) on equity (ratio of net income (loss) to average equity)	2.06	1.08	(0.61)	1.61
Average equity to average assets	16.36	15.80	16.03	16.20
Equity to assets at end of period	16.34	16.15	16.40	15.85
Interest rate spread(1)	2.48	2.32	2.36	2.29
Net interest margin(2)	2.60	2.41	2.44	2.37
Average interest-earning assets to average interest-bearing liabilities	135.19	132.87	132.77	130.89
Total non-interest expenses to average assets	2.20	2.16	2.26	2.23
Efficiency ratio(3)	84.97	85.59	88.82	88.57
Dividend payout ratio(4)	69.04	116.18	N/A	264.54

Asset Quality Data and Ratios:
Nonperforming loans	$1,292	$1,528	$1,160	$1,501
Other real estate owned	222	40	267	103
Non-performing assets	1,514	1,568	1,427	1,604
Non-performing loans as a percent of total loans(5)	1.31%	1.40%	1.11%	1.32%
Non-performing assets as a percent of total assets(5)	0.79	0.79	0.74	0.79
Allowance for loan losses as a percent of total loans	0.76	0.77	0.74	0.73
Allowance for loan losses as a percent of non-performing loans	57.89	54.78	67.07	54.96

Regulatory Capital Ratios (Bank Only):
Total capital to risk-weighted assets	37.00%	36.22%	37.72%	34.46%
Tier 1 capital to risk-weighted assets	36.05	35.18	36.71	33.47
Common equity Tier 1 capital to risk-weighted assets	36.05	35.18	36.71	33.47
Tier 1 capital to adjusted total assets	15.14	14.01	14.54	13.84

Number of:
Banking offices	3	3	3	3
Full time equivalent employees	37	38	38	38
(1)	Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost on interest-bearing liabilities.
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and total non-interest income.
(4)	The dividend payout ratio represents total dividends declared divided by net income.
(5)	Non-performing loans consist of non-accrual loans, non-accruing troubled debt restructurings and accruing loans greater than 90 days delinquent, while non-performing assets consist of non-performing loans and other real estate owned.

Unaudited Per Share Equivalent Information

The following table sets forth the book value per share, cash dividends per share, and basic and diluted earnings per common share data for each of NWIN and AJSB on a historical basis, for NWIN on a pro forma combined basis, and on a pro forma combined basis per AJSB equivalent share.

The pro forma data gives effect to: (i) the acquisition by NWIN of First Personal Financial Corp. (“First Personal”); (ii) the issuance of a number of shares of NWIN common stock and cash to the stockholders of First Personal in connection with that acquisition; (iii) the proposed acquisition of AJSB; and (iv) the proposed issuance of a number of shares of NWIN common stock and cash to the stockholders of AJSB in connection with the merger. For purposes of presenting pro forma basic and diluted earnings per share, cash dividends per share, and book value per share, the comparative pro forma data assume that the First Personal acquisition and the merger of NWIN and AJSB were effective on December 31, 2017 and June 30, 2018, as applicable. The data in the column “Pro Forma Equivalent Per AJSB Share” shows the effect of the merger from the perspective of an owner of AJSB common stock, and was obtained by multiplying the Combined Pro Forma Amounts for NWIN by the exchange ratio of 0.2030. The pro forma financial information in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements, or other possible financial benefits of the merger to the combined company, and does not attempt to suggest or predict future results.

This information does not purport to reflect what the historical results of the combined company would have been had AJSB and NWIN been combined during these periods.

	NWIN Historical	Adjusted NWIN Historical(1)	AJSB Historical	Combined Pro Forma Amounts for NWIN	Pro Forma Equivalent Per AJSB Share
Book value per share:
at June 30, 2018	$31.58	$31.03	$14.58	$31.96	$6.49
at December 31, 2017	$32.14	$31.55	$14.73	$32.42	$6.58

Cash dividends per share:
Six months ended June 30, 2018	$0.59	$0.59	$0.11	$0.59	$0.12
Year ended December 31, 2017	$1.15	$1.15	$0.20	$1.15	$0.23

Basic earnings (loss) per share:
Six months ended June 30, 2018	$1.77	$1.41	$0.16	$0.80	$0.16
Year ended December 31, 2017	$3.13	$2.79	$(0.09)	$1.90	$0.39

Diluted earnings (loss) per share:
Six months ended June 30, 2018	$1.77	$1.41	$0.16	$0.80	$0.16
Year ended December 31, 2017	$3.13	$2.79	$(0.09)	$1.90	$0.39
(1)	Financial data as of and for the six months ended June 30, 2018 and year ended December 31, 2017 gives effect to the acquisition of First Personal.

Market Prices and Share Information

The following table shows (1) the closing market prices of NWIN and AJSB common stock, each as quoted on the OTC Pink Marketplace on July 30, 2018, the last business day prior to the announcement of the merger, and on October 22, 2018, the most recent date practicable preceding the date of this proxy statement/prospectus, and (2) the equivalent value of a share of AJSB common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. The equivalent prices per share of AJSB common stock were calculated by multiplying the market price of NWIN common stock by 0.2030, which is the exchange ratio for the stock consideration in the merger (subject to adjustment), and by adding the per share cash consideration of $7.20 (subject to adjustment). All amounts in the table below are presented in dollars per share.

	NWIN Common Stock	AJSB Common Stock	Equivalent Value Per Share of AJSB Common Stock
July 30, 2018	$43.00	$14.00	$15.93
October 22, 2018	$44.55	$15.37	$16.24

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus (see “Where You Can Find More Information” on page 140), including the risk factors included in NWIN’s Annual Report on Form 10-K for the year ended December 31, 2017, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. Please refer to the section of this proxy statement/prospectus titled “Cautionary Note About Forward-Looking Statements” on page 22.

Fluctuations in the market price of NWIN’s common stock may cause the value of the stock portion of the merger consideration to decrease.

Upon completion of the merger, each share of AJSB common stock held by an AJSB stockholder owning 100 or more shares will be converted into the right to receive merger consideration consisting of 0.2030 shares of NWIN common stock and $7.20 in cash pursuant to the terms of the Merger Agreement. Because the exchange ratio for the stock portion of the merger consideration is fixed, any change in the market price of NWIN’s common stock prior to completion of the merger will affect the value of the stock consideration that AJSB stockholders receive upon completion of the merger. While AJSB will have the right to terminate the Merger Agreement in the event of a specified decline in the market value of NWIN common stock relative to the value of a designated market index unless NWIN elects to increase the aggregate merger consideration (see “The Merger Agreement – Termination”), neither company is otherwise permitted to terminate the Merger Agreement or resolicit the vote of AJSB’s stockholders solely because of changes in the market price of NWIN’s stock. Accordingly, at the time of the Special Meeting, AJSB’s stockholders will not necessarily know, or be able to calculate with certainty, the market value of the merger consideration they will receive upon the completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in NWIN’s business, operations, and prospects, and regulatory considerations. Many of these factors are beyond the control of NWIN. You should obtain current market quotations for shares of NWIN common stock before you vote.

The merger is subject to the receipt of consents and approvals from governmental and regulatory entities that may impose conditions that could have an adverse effect on NWIN.

Before the merger can be completed, NWIN must receive from the FRB either a waiver of the application requirements or approval of the merger of AJSB into NWIN, and both the FDIC and IDFI must approve the merger of AJS Bank into Peoples Bank. The FDIC and IDFI will consider, among other factors, the competitive impact of the holding company merger and the bank merger, the financial and managerial resources of NWIN and AJSB and their subsidiary banks, and the convenience and needs of the communities to be served. As part of that consideration, we expect that the FDIC and IDFI will review issues related to capital position, safety and soundness, and legal and regulatory compliance, including compliance with anti-money laundering laws. NWIN has received confirmation from the FRB that no formal application is required to be submitted to the FRB for the transactions contemplated by the Merger Agreement. There can be no assurance as to whether these and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed in connection with such approvals.

Additionally, these governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, NWIN following the merger, any of which might have an adverse effect on NWIN following the merger.

Failure to complete the merger could negatively impact the stock price and future business and financial results of AJSB.

If the merger is not completed, the ongoing business of AJSB may be adversely affected and AJSB will be subject to several risks, including the following:

•	AJSB will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, and printing fees;

•	under the Merger Agreement, AJSB is subject to certain restrictions on the conduct of its business pending the completion of the merger, which may materially and adversely affect its ability to fully execute its business plan;
•	under the Merger Agreement, AJSB is required to pay a termination fee of $1,557,000 if the Merger Agreement is terminated under specific circumstances, including if AJSB accepts an acquisition proposal from a third party other than NWIN; and
•	matters relating to the merger may require substantial commitments of time and resources by AJSB management, which could otherwise have been devoted to other opportunities that may be beneficial to AJSB as an independent company.

In addition, the financial markets as well as customers and employees of AJSB may react unfavorably if the merger is not completed. AJSB also may be subject to litigation related to any failure to complete the merger.

AJSB’s stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

AJSB’s stockholders currently have the right to vote in the election of the AJSB board of directors and on other significant matters affecting AJSB, such as the proposed merger with NWIN. When the merger occurs, each AJSB stockholder who holds at least 100 shares of AJSB common stock will become a shareholder of NWIN with a percentage ownership of the combined organization that is much smaller than the stockholder’s percentage ownership of AJSB. Based on the anticipated number of NWIN common shares to be issued in the merger, and giving effect to the completion of NWIN’s merger transaction with First Personal, it is anticipated that the AJSB stockholders will own approximately 12.6% of all of the outstanding shares of NWIN’s common stock. Because of this, AJSB’s stockholders will have less influence on the management and policies of NWIN than they now have on the management and policies of AJSB. Furthermore, shareholders of NWIN do not have preemptive or similar rights, and therefore, NWIN can sell additional voting securities in the future without offering them to the former AJSB stockholders, which would further reduce their ownership percentage in, and voting control over, NWIN.

NWIN may be unable to successfully integrate AJS Bank’s operations and retain AJS Bank’s employees.

The merger involves the integration of two companies that have previously operated independently. The potential difficulties of combining the operations of the two companies, particularly combining the operations of AJS Bank with Peoples Bank, include:

•	integrating personnel with diverse business backgrounds;
•	combining different corporate cultures;
•	integrating systems; and
•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of NWIN, Peoples Bank, AJSB, or AJS Bank, and the loss of key personnel. The merger of AJS Bank with Peoples Bank is expected to benefit from the experience and expertise of certain key employees of AJS Bank who are expected to be retained by NWIN. However, there can be no assurances that NWIN will be successful in retaining these employees for the time period necessary to integrate AJS Bank into Peoples Bank at the level desired by NWIN. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of AJS Bank into Peoples Bank could have an adverse effect on the business and results of operations of NWIN or Peoples Bank, and therefore, NWIN’s stock price.

NWIN may be unable to retain AJS Bank’s customers or grow the AJSB business.

AJS Bank operates in geographic markets and with customers primarily located in or near Cook County, Illinois. NWIN’s markets and customers are located primarily in Northwest Indiana, and, with the completion of its acquisition of First Personal, NWIN recently entered the Chicagoland market. Although NWIN is not anticipating major differences between the preferences of AJS Bank’s customers compared to Peoples Bank’s customers, due to the merger there will be a change in products, services, ownership, or management of AJS

Bank. This could cause AJS Bank’s customers to change their existing banking relationship with AJS Bank or, after the merger, Peoples Bank, which could have an adverse effect on the business and results of operations of NWIN and Peoples Bank.

The fairness opinion delivered to AJSB’s board of directors prior to the signing of the Merger Agreement does not reflect changes in circumstances subsequent to the date of the fairness opinion.

The fairness opinion of KBW was delivered to AJSB’s board of directors on July 30, 2018 and speaks only as of such date. Changes in operations and prospects of NWIN and AJSB, general market and economic conditions, and other factors both within and outside of NWIN’s and AJSB’s control may significantly alter the relative value of the companies by the time the merger is completed. KBW’s opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from attempting to acquire AJSB.

Until the completion of the merger, with some exceptions, AJSB is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than NWIN. In addition, AJSB has agreed to pay a termination fee of $1,557,000 to NWIN if the board of directors of AJSB withdraws, modifies, or changes its approval or recommendation of the Merger Agreement or approves or recommends an alternative acquisition transaction with a third party, or if AJSB terminates the Merger Agreement after approving a third-party proposal. These provisions could discourage other companies from trying to acquire AJSB even though such other companies might be willing to offer greater value to AJSB’s stockholders than NWIN has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on AJSB’s financial condition.

The unaudited pro forma combined condensed financial statements included in this proxy statement/prospectus may differ materially from the actual financial condition and results of operations of NWIN following the completion of the merger.

The unaudited pro forma combined condensed financial statements in this proxy statement/prospectus are presented for illustrative purposes and are not necessarily indicative of what NWIN’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated in the pro forma financial statements, or the financial condition or results of operations of NWIN after the merger is completed. The unaudited pro forma combined condensed financial data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected costs savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. The unaudited pro forma combined condensed financial statements reflect adjustments, which are based upon preliminary estimates, to record the AJSB identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and the final allocation of the purchase price will be based on the actual purchase price and the fair value of the assets and liabilities of AJSB as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, please see “Unaudited Pro Forma Combined Condensed Financial Information” beginning on page 24.

Certain of AJSB’s officers and directors have interests that are different from, or in addition to, the interests of AJSB’s stockholders generally.

Certain of AJSB’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of AJSB’s stockholders generally that may present actual or apparent conflicts of interest. AJSB’s directors were aware of these interests and took them into account in approving the Merger Agreement. These interests include, among other things: certain payments under mutual termination of change in control agreements for certain executive officers of AJSB related to the termination of their existing change in control agreements; a consulting agreement with NWIN for Jerry A. Weberling, AJSB’s Chief Executive Officer, President, and Chief Financial Officer; NWIN agreeing to honor change in control agreements with three non-executive officers of AJSB; and the continuation of director and officer indemnification and liability insurance protections. See “Interests of Certain Directors and Officers of AJSB in the Merger” beginning on page 85.

The merger may fail to qualify as a reorganization for federal tax purposes, resulting in the recognition by AJSB’s stockholders of taxable gain or loss in respect of their AJSB shares.

NWIN and AJSB intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service (“IRS”) will not provide a ruling on the matter, NWIN and AJSB, as a condition to closing, will each obtain an opinion from their respective legal counsel that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code for federal tax purposes. This opinion does not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, an AJSB stockholder generally would recognize gain or loss in an amount equal to the difference between (1) the sum of the amount of cash and the aggregate fair market value of the NWIN common stock received in the exchange, and (2) the AJSB stockholder’s aggregate adjusted tax basis in the AJSB common stock surrendered in the exchange. Furthermore, if the merger fails to qualify as a reorganization, NWIN, as successor to AJSB, may incur a significant tax liability since the merger would be treated as a taxable sale of AJSB’s assets for U.S. federal income tax purposes.

The shares of NWIN common stock to be received by AJSB stockholders as a result of the merger will have different rights from the shares of AJSB common stock.

Following completion of the merger, AJSB stockholders who own 100 or more shares of AJSB common stock will become NWIN stockholders, and their rights as stockholders will be governed by Indiana law and NWIN’s articles of incorporation and bylaws. The rights associated with AJSB’s common stock are governed by Maryland corporate law and the articles of information and bylaws of AJSB and are different from the rights associated with NWIN’s common stock. See the section of this proxy statement/prospectus entitled “Comparison of the Rights of Shareholders” (beginning on page 92) for a discussion of the different rights associated with NWIN’s and AJSB’s common stock.

Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers and other persons with whom NWIN or AJSB has a business relationship may delay or defer certain business decisions or might seek to terminate, change, or renegotiate their relationships with NWIN or AJSB, as the case may be, as a result of the merger, which could negatively affect NWIN’s or AJSB’s respective revenues, earnings, and cash flows, as well as the market price of NWIN common stock, regardless of whether the merger is completed. In addition, under the terms of the Merger Agreement, AJSB is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness, or make capital expenditures. Such limitations could negatively affect AJSB’s business and operations prior to the completion of the merger.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that have been made pursuant to the provisions of, and in reliance on the safe harbor under, the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Forward-looking statements include statements with respect to management’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the control of NWIN and AJSB, and which may cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

In addition, certain statements may be contained in the future filings of NWIN with the SEC, in press releases, and in oral and written statements made by or with the approval of NWIN that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of such forward-looking statements include, but are not limited to:

•	statements about the benefits of the merger between NWIN and AJSB, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger;
•	statements of plans, objectives, and expectations of NWIN or AJSB or their managements or boards of directors;
•	statements of future economic performance; and
•	statements of assumptions underlying such statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. Words such as “believe,” “contemplate,” “seek,” “estimate,” “plan,” “project,” “anticipate,” “assume,” “expect,” “intend,” “targeted,” “continue,” “remain,” “will,” “should,” “indicate,” “would,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of NWIN and AJSB will not be integrated successfully or such integration may be more difficult, time-consuming, or costly than expected;
•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;
•	revenues or earnings following the merger may be lower than expected;
•	deposit attrition, operating costs, customer loss, and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;
•	the inability to obtain governmental approvals of the merger on the proposed terms and schedule;
•	the failure of AJSB’s stockholders to approve the merger;
•	local, regional, national, and international economic conditions and the impact they may have on NWIN and AJSB and their customers and NWIN’s and AJSB’s assessment of that impact;
•	changes in the level of non-performing assets, delinquent loans, and charge-offs;
•	material changes in the value of NWIN’s common stock;
•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate, or not predictive of actual results;
•	inflation, interest rate, securities market, and monetary fluctuations;
•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;
•	prepayment speeds, loan originations, and credit losses;
•	sources of liquidity;
•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships, and revenues;
•	changes in laws and regulations (including laws and regulations concerning taxes, banking, and securities) with which NWIN and AJSB must comply;
•	the effects of, and changes in, trade, monetary, and fiscal policies and laws, including interest rate policies of the FRB;
•	NWIN’s and AJSB’s common shares outstanding and common stock price volatility;
•	legislation affecting the financial services industry as a whole, and/or NWIN and AJSB and their subsidiaries, individually or collectively;
•	governmental and public policy changes;
•	financial resources in the amounts, at the times, and on the terms required to support NWIN’s and AJSB’s future businesses; and
•	the impact on NWIN’s or AJSB’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause NWIN’s results to differ materially from those described in the forward-looking statements can be found in NWIN’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to NWIN or AJSB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. NWIN and AJSB undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

We caution you not to place undue reliance on the forward-looking statements.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following tables present the unaudited pro forma combined condensed financial information for NWIN as of June 30, 2018, for the twelve months ended December 31, 2017, and for the six months ended June 30, 2018. The unaudited pro forma combined condensed financial information is presented to show the impact on NWIN’s historical financial position and results of operations of:

•	the proposed acquisition by NWIN of AJSB;
•	the proposed issuance of shares of NWIN common stock and cash to the stockholders of AJSB in connection with the merger;
•	the acquisition by NWIN of First Personal, which was completed on July 26, 2018; and
•	the issuance of a number of shares of NWIN common stock and cash to the stockholders of First Personal in connection with that acquisition.

The unaudited pro forma combined condensed balance sheet as of June 30, 2018 gives effect to the merger as if it occurred on that date, and also assumes that the First Personal acquisition was effective as of that date. The unaudited pro forma combined condensed income statements for the twelve months ended December 31, 2017, and for the six months ended June 30, 2018, present the combined results of operations of NWIN and AJSB as if the merger had been effective on January 1 of the earliest year presented, and also assume that the First Personal acquisition was completed on January 1 of the earliest year presented.

In the transaction, AJSB will merge with and into NWIN, with NWIN as the surviving entity. In connection with the merger, each outstanding share of AJSB common stock (other than shares then held of record by NWIN and certain shares held by the AJS Bank ESOP) owned by stockholders owning of record and/or beneficially at least 100 shares of AJSB common stock will be converted into the right to receive 0.2030 shares of NWIN common stock and $7.20 in cash (subject to certain adjustments as described in the Merger Agreement). For purposes of the unaudited pro forma combined condensed financial information set forth herein, it is assumed that no adjustments will be applicable. Stockholders of AJSB who own of record and/or beneficially fewer than 100 shares of AJSB common stock will be entitled to receive fixed consideration of $16.00 per share in cash and will not be entitled to receive any shares of NWIN common stock. Each AJSB stockholder also will receive cash in lieu of any fractional shares of NWIN common stock that such stockholder would otherwise receive in the merger, with the amount of cash based on the volume-weighted average of the daily closing prices of a share of NWIN common stock during the 15 consecutive trading days immediately preceding the second business day prior to the closing of the merger. See “The Merger Agreement – Merger Consideration” beginning on page 66.

NWIN expects that it will incur merger and integration charges as a result of the merger. The unaudited pro forma combined condensed financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of these anticipated financial expenses and does not reflect any possible financial benefits, and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had NWIN and AJSB been combined during the periods presented.

The merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States (“GAAP”). Under the acquisition method of accounting, the assets and liabilities of AJSB, as of the completion date of the merger, will be recorded at their fair values and the excess of the purchase price over the fair value of the net assets will be allocated to goodwill. Financial statements of NWIN issued after the consummation of the merger will reflect these values and will not be restated retroactively to reflect the historical position or results of operations of AJSB. The operating results of AJSB will be reflected in NWIN’s consolidated financial statements from and after the date the merger is completed.

The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of AJSB’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of AJSB will change the amount of the purchase price allocable to goodwill. Additionally, changes to AJSB’s stockholders’ equity, including net income and changes in the market value of NWIN’s common stock through the date the merger is completed, also will change the amount of goodwill recorded. As a result, the final adjustments may be materially different from the unaudited pro forma adjustments used in preparing the unaudited pro forma combined condensed financial information presented herein. The unaudited pro forma adjustments used in preparing the unaudited pro forma combined condensed financial information are described in greater detail in the notes thereto.

The unaudited pro forma combined condensed financial information is based on the individual historical unaudited consolidated balance sheets of each of NWIN, First Personal, and AJSB as of June 30, 2018. In preparing the unaudited pro forma combined condensed income statement for the twelve months ended December 31, 2017, the audited consolidated financial statements of each of NWIN, First Personal, and AJSB for the year ended December 31, 2017 were used. In preparing the unaudited pro forma combined condensed income statement for the six months ended June 30, 2018, the unaudited consolidated financial statements of each of NWIN, First Personal, and AJSB for the six months ended June 30, 2018 were used. The unaudited pro forma combined condensed financial information is based on, and should be read together with, (i) the historical consolidated financial statements and related notes of NWIN contained in its Annual Report on Form 10-K for the year ended December 31, 2017 and the historical financial statements and related notes as of and for the six months ended June 30, 2018 contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which are incorporated by reference into this proxy statement/prospectus, and (ii) the historical consolidated financial statements and related notes of AJSB contained in this proxy statement/prospectus beginning at page F-2 for the year ended December 31, 2017 and as of and for the three and six months ended June 30, 2018.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED BALANCE SHEET
As of June 30, 2018
($ in thousands, unaudited)

	NWIN Historical	First Personal Historical	Pro Forma Adjustments	Adjusted Pro Forma Subtotal	AJSB Historical	Pro Forma Adjustments	Pro Forma Combined
Assets
Cash and non-interest bearing balances in financial institutions	$16,429	$918	$(1,194)	$25,366	$4,374	$(1,100)[a]	$11,606
Acquisition closing expenses			(1,882)			(2,104)[b]
Cash consideration for acquisition			(8,670)			(15,047)[c]
Retirement of preferred stock			(1,200)
Sale of securities portfolio			20,965			217 [m]
Cash used for building improvements						(100)[l]
Interest bearing balances in financial institutions	2,524	11,633		14,157	29,639		43,796
Federal funds sold	839	—		839	—		839
Total cash and cash equivalents	21,137	12,551	8,019	41,707	34,013	(18,134)	57,586

Securities available-for-sale	239,690	20,965	(20,965)	239,690	46,748		286,438
Securities held-to-maturity	—	—		—	170		170
Other securities	—	—		—	512		512
Loans held for sale	4,329	—		4,329	—		4,329
Loans receivable, net	646,288	98,755	(4,087)	740,956	99,072	(4,300)[d]	835,728
Allowance for loan losses	(7,448)	(1,283)	1,283	(7,448)	(748)	748 [e]	(7,448)
Accrued interest receivable	3,253	357		3,610	253		3,863
Premises and equipment	19,221	5,685	126	25,032	2,971	100 [l]	28,103
Foreclosed real estate	1,087	2,267	(1,349)	2,005	222	(89)[f]	2,138
Cash value of bank owned life insurance	19,583	2,049		21,632	6,337		27,969
Goodwill	2,792	—	5,774	8,566	—	4,074 [g]	12,640
Total intangible assets	413	13	2,912	3,338	—	2,278 [h]	5,616
Other assets	9,951	3,054		13,005	2,279	910 [i]	16,194
Total assets	$958,951	$144,413	$(8,287)	$1,095,077	$191,829	$(14,413)	$1,272,493

Liabilities
Deposits:
Noninterest-bearing demand	$120,418	$15,050		$135,468	$25,730		$161,198
Interest-bearing	685,559	112,367	118	798,044	131,052		929,096
Total deposits	805,977	127,417	118	933,512	156,782		1,090,294
Repurchase agreements	14,236	—		14,236	—		14,236
Other borrowed money	35,679	—		35,679	—		35,679
Accrued expenses and other liabilities	12,482	5,158		17,640	3,699	570 [i]	21,909
Total liabilities	868,374	132,575	118	1,001,067	160,481	570	1,162,118

Stockholders’ Equity
Capital stock	361	12	(12)	361	22	(22)[j]	361
Additional paid-in capital	4,565	11,226	(11,226)	11,074	13,814	(13,814)[j]	30,643
Additional paid in capital (from NWIN for First Personal acquisition)			6,509			19,569 [k]
Preferred stock		1,121	(1,121)	—			—
Net unrealized gain/(loss) on AFS securities	(4,237)	(417)	417	(4,237)	(837)	837 [j]	(4,237)
Unearned stock awards					(201)	201 [j]	—
Unearned ESOP shares					(930)	930 [j]	—
Retained earnings	89,888	(104)	104	86,812	19,480	(19,480)[j]	83,608
Deduction to retained earnings – Acquiree expenses			(1,194)			(1,100)
Deduction to retained earnings – Peoples Bank expenses			(1,882)			(2,104)
Stockholders’ equity	90,577	11,838	(8,405)	94,010	31,348	(14,983)	110,375
Total liabilities and shareholder’s equity	$958,951	$144,413	$(8,287)	$1,095,077	$191,829	$(14,413)	$1,272,493

See accompanying notes to unaudited pro forma combined condensed financial statements.

AJSB Pro Forma Adjustment Notes:

[a]	AJSB pre-acquisition date deal cost.
[b]	Peoples Bank acquisition related costs.
[c]	Cash consideration for purchase of AJSB and First Personal.
[d]	Fair value adjustment to record discount on loans receivable based on management’s assessment.
[e]	Allowance for loan loss elimination for AJSB and First Personal.
[f]	Fair value adjustment to record discount on foreclosed real estate based on management’s assessment.
[g]	Computed goodwill on the transaction.
[h]	Estimated core deposit intangible 2.0%.
[i]	Deferred tax adjustments.
[j]	Stockholders’ equity elimination for AJSB and First Personal.
[k]	Capital contribution from Peoples Bank to NWIN.
[l]	Improvements to AJS Bank premises and equipment.
[m]	ESOP tax benefit and cash out of options tax benefit.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED INCOME STATEMENT
For the twelve months ended December 31, 2017
($ in thousands)

	NWIN Historical	First Personal Historical	Pro Forma Adjustments	Adjusted Pro Forma Subtotal	AJSB Historical	Pro Forma Adjustments		Pro Forma Combined
Interest Income
Loans and leases	$26,859	$4,902	$31	$31,792	$3,946	$273	[1]	$36,011
Securities	6,434	340		6,774	714			7,488
Other interest earning assets	65	155		220	363			583
Total interest income	33,358	5,397	31	38,786	5,023	273		44,082

Interest Expense
Deposit interest	2,059	484		2,543	496			3,039
Repurchase agreements	113	—		113	—			113
Other borrowed funds	420	359		779	—			779
Total interest expense	2,592	843	—	3,435	496	—		3,931

Net Interest Income	30,766	4,554	31	35,351	4,527	273		40,151
Provision for loan losses	1,200	—		1,200	170			1,370
Net Interest Income After Provision for Loan Losses	29,566	4,554	31	34,151	4,357	273		38,781

Noninterest income
Fees and service charges	3,311	167		3,478	245			3,723
Fiduciary activities	1,711	—		1,711	—			1,711
Gain/(loss) on securities	860	—		860	24			884
Gain/(loss) on sale of loans	1,200	—		1,200	—			1,200
Increase in cash value of bank owned life insurance	460	98		558	174			732
Gain/(loss) on foreclosed real estate	103	—		103	—			103
Other	107	31	(37)	101	136			237
Total noninterest income	7,752	296	(37)	8,011	579	—		8,590

Noninterest Expense
Compensation and benefits	14,219	2,336	(879)	15,676	2,413	125	[3]	18,214
Occupancy and equipment	3,281	530		3,811	673			4,484
Marketing	595	5	71	671	36	175	[3]	882
Federal insurance premium	336	214		550	61			611
Data processing	1,453	369	(197)	1,625	362	1,132	[3]	3,119
Other	5,604	939	1,703	8,246	990	843	[2][3]	10,079
Total noninterest expense	25,488	4,393	698	30,579	4,535	2,275		37,389

Income Before Income Taxes	11,830	457	(704)	11,583	401	(2,002)		9,982
Income tax expense/(benefit)	2,869	378	(106)	3,141	596	(300)		3,437
Net Income	$8,961	$79	$(598)	$8,442	$(195)	(1,702)		$6,545

See accompanying notes to unaudited pro forma combined condensed financial statements.

AJSB Pro Forma Adjustment Notes:

[1]	Accretion of $1.5 million loan discount, based on initial estimates.
[2]	Core deposit intangible amortization estimated at 2.0% over 10 years.
[3]	One-time expense associated with third party contracts.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2018
($ in thousands)

	NWIN Historical	First Personal Historical	Pro Forma Adjustments	Adjusted Pro Forma Subtotal	AJSB Historical	Pro Forma Adjustments		Pro Forma Combined
Interest Income
Loans and leases	$14,251	$2,431	$16	$16,698	$1,877	$138	[1]	$18,713
Securities	3,418	166		3,584	403			3,987
Other interest earning assets	60	88		148	263			411
Total interest income	17,729	2,685	16	20,430	2,543	138		23,111

Interest Expense
Deposit interest	1,513	266		1,779	281			2,060
Repurchase agreements	77	—		77	—			77
Other borrowed funds	428	112		540	—			540
Total interest expense	2,018	378	—	2,396	281	—		2,677

Net Interest Income	15,711	2,307	16	18,034	2,262	138		20,434
Provision for loan losses	638	—		638	(50)			588
Net Interest Income After Provision for Loan Losses	15,073	2,307	16	17,396	2,312	138		19,846

Noninterest income
Fees and service charges	1,839	79		1,918	112			2,030
Fiduciary activities	839	—		839	—			839
Gain/(loss) on securities	1,004	—		1,004	—			1,004
Gain/(loss) on sale of loans	570	—		570	—			570
Increase in cash value of bank owned life insurance	228	49		277	85			362
Gain/(loss) on foreclosed real estate	100	(122)		(22)	(19)			(41)
Other	72	282	(19)	336	55			391
Total noninterest income	4,652	288	(19)		233	—		5,155

Noninterest Expense
Compensation and benefits	7,376	1,141	(440)	8,077	1,123	(125)	[3]	9,325
Occupancy and equipment	1,695	279		1,974	338			2,312
Marketing	300	1	71	372	17	175	[3]	564
Federal insurance premium	159	107		266	28			294
Data processing	1,064	174	(99)	1,140	187	1,132	[3]	2,459
Other	3,279	364	1,854	5,497	427	843	[2][3]	6,767
Total noninterest expense	13,873	2,066	1,386	17,326	2,120	2,275		21,721

Income Before Income Taxes	5,852	529	(1,389)	4,992	425	(2,137)		3,280
Income tax expense	780	153	(208)	725	102	(321)		506
Net Income	$5,072	$376	$(1,181)	$4,267	$323	$(1,816)		$2,774

See accompanying notes to unaudited pro forma combined condensed financial statements.

AJSB Pro Forma Adjustment Notes:

[1]	Accretion of $1.5 million loan discount, based on initial estimates.
[2]	Core deposit intangible amortization estimated at 2.0% over 10 years.
[3]	One-time expense associated with third party contracts.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Note 1 – Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information has been prepared under the acquisition method of accounting for business combinations. The unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2017 is presented as if the acquisition occurred on January 1, 2017 and the unaudited pro forma combined condensed consolidated statement of income for the six months ended June 30, 2018 is presented as if the acquisition occurred on January 1, 2018. The unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2018 is presented as if the acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the acquisition actually occurred on those dates. The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.

Note 2 – Purchase Price

First Personal

Each share of First Personal common stock issued and outstanding immediately prior to the merger (other than dissenting shares, shares held as treasury stock of First Personal, and shares held directly or indirectly by NWIN, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) was converted into the right to receive both 0.1246 shares of NWIN common stock and $6.67 in cash; provided that, First Personal shareholders owning less than 100 shares of First Personal common stock as of the effective time of the merger were only entitled to receive $12.12 per share in cash and were not entitled to receive any shares of NWIN common stock.

AJSB

Each share of AJSB common stock issued and outstanding immediately prior to the merger (other than shares held by the AJS Bank ESOP that are remitted to AJSB prior to the effective time for purposes of repayment of the ESOP loan balance, and shares held directly or indirectly by NWIN, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) will be converted into the right to receive both 0.2030 shares of NWIN common stock and $7.20 in cash; provided that, AJSB stockholders owning less than 100 shares of AJSB common stock as of the effective time of the merger will be entitled to receive $16.00 per share in cash and will not be entitled to receive any shares of NWIN common stock.

Note 3 – Allocation of Purchase Price

First Personal

Under the acquisition method of accounting, Firs Personal’s assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. The following are the pro forma adjustments made to record the merger and to adjust First Personal’s assets and liabilities to their estimated fair values at June 30, 2018.

Summary of Purchase Price Calculation and Goodwill Resulting from First Personal Merger

(dollars in thousands except share and per share data, unaudited)

Purchase price of First Personal
First Personal shares outstanding	1,299,763
% of shares exchanged	100%
Shares outstanding	1,299,763
Less shares for First Personal shareholders with less than 100 shares	128
Shares exchanged	1,299,635
Exchange ratio	0.1246
Shares of NWIN stock issued, unadjusted for fractional shares	161,935
Less NWIN fractional shares that will receive cash	72
Shares of NWIN stock issued	161,863
NWIN stock price	$42.80
Purchase price – stock	$6,928	$6,928
First Personal shares outstanding	1,299,763
% of shares paid in cash	100%
Shares paid in cash	1,299,763
Cash consideration per share	$6.67
Purchase price – cash consideration, unadjusted for fractional shares	$8,669	$8,669
Cash consideration for First Personal shareholders with less than 100 shares	128
Cash consideration per share	$6.67
Purchase price – cash consideration for First Personal shareholders with less than 100 shares	$1	$1
NWIN fractional shares that will receive cash	72
NWIN stock price to determine fractional share cash consideration	$42.95
Cash in lieu of fractional shares	$3	$3
Total purchase price		$15,601
Allocated to:
Historical book value of First Personal’s assets and liabilities	$11,838
First Personal estimated transaction expenses, net of tax	(896)
Adjusted book value of First Personal’s assets and liabilities	$10,943	$10,943
Adjustments to record assets and liabilities at fair value:
Loans, fair value mark	$(4,087)
Allowance for loan losses write-off	1,283
Premises and equipment	(126)
Core deposit intangible	2,912
Other real estate owned	1,349
Total allocation	$(1,115)	$(1,115)
Goodwill		$5,774
NWIN estimated transaction expenses, net of tax		$(1,600)

The following pro forma adjustments are reflected in the unaudited pro forma combined consolidated financial information for the merger with First Personal.

A.	Fixed cash component of purchase price of $6.67 per share and First Personal and NWIN’s combined estimated transaction expenses.
B.	Fair value adjustment on loans of $3.5 million, of which $3.0 million is estimated to be accretable to interest income over a five year period and the elimination of First Personal’s $1.3 million allowance for loan losses.
C.	Fair value adjustment on premises and equipment based on current appraisals. This adjustment will be recognized over the expected life of assets.

D.	Estimate of goodwill that will be recognized as part of the purchase accounting transaction. See the purchase price allocation in Note 3 for calculation.
E.	Estimate of core deposit intangible asset that will be recognized as part of the business combination. It is projected that this intangible asset will be amortized on a straight-line basis over a 6.4-year period.
F.	Elimination of First Personal’s stockholders’ equity and the issuance of NWIN shares in the merger. The fair value of NWIN common stock was based on the February 20, 2018 closing price of $42.80 per share.
G.	Accretion estimate for interest income on loans for the year ended December 31, 2017 and for the six months ended June 30, 2018.
H.	Amortization estimate of core deposit intangible for the year ended December 31, 2017 and for the six months ended June 30, 2018.
I.	Estimate of taxes for pro forma purposes at a rate of 21% for the year ended December 31, 2017 and for the six months ended June 30, 2018.

AJSB

Under the acquisition method of accounting, AJSB’s assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the pro forma financial statements are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. The following are the pro forma adjustments made to record the merger and to adjust AJSB’s assets and liabilities to their estimated fair values at June 30, 2018.

Summary of Purchase Price Calculation and Goodwill Resulting from AJSB Merger

(dollars in thousands except share and per share data, unaudited)

Purchase price of AJSB
AJSB shares outstanding	2,149,860
% of shares exchanged	100%
Shares outstanding	2,149,860
Less retirement of AJSB ESOP shares	60,929
Shares exchanged	2,088,931
Exchange ratio	0.2030
Shares of NWIN stock issued	424,053
NWIN stock price	$43.00
Purchase price – stock	$18,234	$18,234
AJSB shares outstanding	2,149,860
% of shares paid in cash	100%
Shares paid in cash	2,149,860
Cash consideration per share	$7.20
Purchase price – cash	$15,040	$15,040
		$33,274
Purchase price stock and cash
AJSB stock options outstanding	101,132
Cash consideration per share	$16.00
Weighted average exercise price per share	$12.39
	$3.61
Purchase price – stock option exchange for cash	$365	$365
Total purchase price		$33,639

Allocated to:
Historical book value of AJSB’s assets and liabilities	$31,348
AJSB estimated transaction expenses, net of tax	(977)
ESOP tax benefit and cash out of options tax benefit	217
Adjusted book value of AJSB’s assets and liabilities	$30,588	$30,588
Adjustments to record assets and liabilities at fair value:
Loans, fair value mark	$(4,300)
Allowance for loan losses write-off	748
Other real estate owned	(89)
Core deposit intangible	2,278
Deferred tax assets	910
Deferred tax liabilities	(570)
Total allocation	$(1,023)	$(1,023)
Goodwill		$4,074
NWIN estimated transaction expenses, net of tax		$(1,788)

The following pro forma adjustments are reflected in the unaudited pro forma combined consolidated financial information for the merger with AJSB.

A.	Fixed cash component of purchase price of $7.20 per share and AJSB and NWIN’s combined estimated transaction expenses.
B.	Fair value adjustment on loans of $4.3 million, of which $1.5 million is estimated to be accretable to interest income over a four year period and the elimination of AJSB’s $748 thousand allowance for loan losses.
C.	Estimate of goodwill that will be recognized as part of the purchase accounting transaction. See the purchase price allocation in Note 3 for calculation.
D.	Estimate of core deposit intangible asset that will be recognized as part of the business combination. It is projected that this intangible asset will be amortized on a straight-line basis over a 10-year period.
E.	Elimination of AJSB’s stockholders’ equity and the issuance of NWIN shares in the merger. The fair value of NWIN common stock was based on the July 30, 2018 closing price of $43.00 per share.
F.	Accretion estimate for interest income on loans for the year ended December 31, 2017 and for the six months ended June 30, 2018.
G.	Amortization estimate of core deposit intangible for the year ended December 31, 2017 and for the six months ended June 30, 2018.
H.	Estimate of taxes for pro forma purposes at a rate of 21% for the year ended December 31, 2017 and for the six months ended June 30, 2018.

Note 4 — Operational Cost Savings

The combined pro forma financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of First Personal and AJSB as a result of restructuring activities and other cost of saving initiatives. NWIN estimates that synergies and planned restructuring activities will result in annual noninterest expense cost savings of approximately 45% for First Personal and 40% for ASJB, which are not reflected in the pro forma condensed statement of operations. Although NWIN believes such cost savings and other synergies will be realized following the business combination, there can be no assurance that these cost savings or any other synergies will be achieved in full or at all.

SPECIAL MEETING OF AJSB’S STOCKHOLDERS

General

This proxy statement/prospectus is being furnished to AJSB stockholders in connection with the solicitation of proxies by the board of directors of AJSB for use at the Special Meeting of AJSB’s stockholders to be held on Friday, December 14, 2018 at 1:00 p.m., local time, at A.J. Smith Federal Savings Bank, located at 14757 S. Cicero Avenue, Midlothian, Illinois 60445, and at any adjournment or postponement of that meeting. This proxy statement/prospectus and the enclosed form of proxy are being sent to AJSB’s stockholders on or about November 1, 2018.

Purpose of the Meeting

The Special Meeting is being held for the following purposes:

•	To approve and adopt the Merger Agreement by and between NWIN and AJSB, pursuant to which AJSB will merge with and into NWIN. Simultaneously with the merger, AJS Bank, a federally chartered savings bank and wholly-owned subsidiary of AJSB, will merge with and into Peoples Bank, an Indiana-chartered savings bank and wholly-owned subsidiary of NWIN;
•	To approve the Adjournment Proposal; and
•	To transact such other business as may properly come before the Special Meeting or any adjournment of the Special Meeting.

AJSB’s board of directors and management is not aware of any other matters to be presented at the meeting other than those mentioned above and has not received notice from any stockholders requesting that other matters be considered. However, if any other business is properly presented before the Special Meeting and may properly be voted upon, the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the proxy holders named therein.

A copy of the Merger Agreement is attached as Appendix A to this proxy statement/prospectus.

Recommendation of AJSB’s Board of Directors

The board of directors of AJSB unanimously voted in favor of the Merger Agreement and the merger. AJSB’s board of directors believes that the Merger Agreement, the merger, and the transactions contemplated thereby are in the best interests of AJSB and its stockholders, and recommends that AJSB’s stockholders vote:

•	“FOR” the approval and adoption of the Merger Agreement and the merger; and
•	“FOR” the approval of the Adjournment Proposal.

Record Date and Voting

The close of business on October 19, 2018 has been selected as the record date for the determination of AJSB’s stockholders entitled to notice of and to vote at the Special Meeting. On that date, 2,149,860 shares of AJSB’s common stock, $0.01 par value per share, were outstanding. Stockholders will be entitled to one vote for each share of AJSB’s common stock held by them of record at the close of business on the record date on any matter that may be presented for consideration and action by the stockholders. The presence, in person or represented by proxy, of the holders of a majority of the outstanding shares of AJSB’s common stock will constitute a quorum for the transaction of business at the Special Meeting.

You may vote your shares in person by attending the Special Meeting, or by mailing us your completed proxy if you are unable or do not wish to attend. We encourage you to vote by mailing the proxy card or voting by telephone or the Internet even if you plan to attend the meeting. If you are a stockholder of record as of October 19, 2018, you may vote your shares in person at the meeting. If your shares are held by a broker or other nominee, you must obtain a proxy from the broker or nominee giving you the right to vote the shares at the meeting.

All proxies properly submitted in time to be counted at the Special Meeting will be voted in accordance with the instructions contained in the proxy. If you submit a proxy without voting instructions, the proxies named in the proxy will vote on your behalf for each matter described above in accordance with the recommendations of the AJSB board of directors on all the proposals as set forth in this proxy statement/prospectus and on any other matters in accordance with their best judgment.

If you have shares held by a broker or other nominee, you may instruct the broker or other nominee to vote your shares by following the instructions the broker or other nominee provides to you. Proxies solicited by this proxy statement/prospectus may be exercised only at the Special Meeting and any adjournment or postponement thereof and will not be used for any other meeting.

Vote Required

The following votes will be required to approve the proposals:

•	The approval and adoption of the Merger Agreement and the merger (Proposal No. 1) requires the affirmative vote of a majority of the issued and outstanding shares of AJSB common stock entitled to vote at the Special Meeting; and
•	The Adjournment Proposal (Proposal No. 2) requires that more votes be cast in favor of the proposal than against the proposal.

Abstentions and “broker non-votes” (described below) are counted for purposes of determining the presence or absence of a quorum but are not considered votes cast. The required vote of AJSB’s stockholders on the Merger Agreement is based on the number of outstanding shares of AJSB common stock and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card, vote by telephone or the Internet, or to vote in person at the Special Meeting, or the abstention from voting by an AJSB stockholder, or the failure of any AJSB stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker (thereby resulting in a “broker non-vote”), will have the same effect as a vote “AGAINST” the Merger Agreement. Abstentions and broker non-votes will not be included in the vote count on the Adjournment Proposal.

A “broker non-vote” occurs when a broker submits a proxy that does not indicate a vote on a proposal because the broker has not received instructions from the beneficial owners on how to vote on such proposal and the broker does not have discretionary authority to vote in the absence of instructions. Brokers generally have the authority to vote, even though they have not received instructions, on matters that are considered “routine.” However, under the rules of the New York Stock Exchange followed by brokers, the Merger Agreement proposal and the Adjournment Proposal to be considered at the Special Meeting are not considered routine matters and brokers are not entitled to vote shares held for a beneficial owner on these matters without instructions from the beneficial owner of the shares. To avoid a broker non-vote of your shares on the Merger Agreement proposal and Adjournment Proposal, each of which is a non-routine matter, you must provide voting instructions to your broker or other nominee.

As of the record date, AJSB’s directors and executive officers owned and were entitled to vote 174,032 shares of AJSB common stock, which represents approximately 8.1% of the 2,149,860 issued and outstanding shares of AJSB common stock. Neither NWIN nor any of its directors or executive officers owns any shares of AJSB common stock.

Revocability of Proxies

Submitting a proxy on the enclosed form of proxy or voting by telephone or the Internet does not preclude a AJSB stockholder from voting in person at the Special Meeting. An AJSB stockholder may revoke a proxy at any time prior to the vote at the Special Meeting by:

•	delivering to AJSB’s Corporate Secretary at AJSB’s corporate office at 14757 S. Cicero Avenue, Midlothian, Illinois 60445, on or before the date of the Special Meeting, a later-dated and signed proxy card or a written revocation of the proxy;
•	delivering to AJSB at the Special Meeting prior to the taking of the vote a later-dated and signed proxy card or a written revocation (if you submitted your proxy by Internet or by telephone, you can change your vote by voting over the Internet or by telephone);

•	attending the Special Meeting and voting in person; or
•	if you have instructed a broker to vote your shares, following the directions received from your broker to change those instructions.

Revoking a proxy will not affect a vote once it has been taken. Attendance at the Special Meeting will not, in itself, constitute a revocation of a proxy. You must vote in person at the Special Meeting if you wish to change a vote that you have previously made by submitting a signed proxy.

Voting of Shares Held in AJSB’s ESOP

AJSB maintains an ESOP that owns approximately 173,018 shares of AJSB common stock. Each participant will instruct the AJS Bank ESOP trustee, First Bankers Trust Services, Inc., how to vote the shares of AJSB common stock allocated to his or her account under the ESOP. The ESOP trustee will vote unallocated shares of common stock and allocated shares for which voting instructions are not timely received in the same proportion as the allocated shares for which it has received timely voting instructions. A participant in the AJS Bank ESOP will need to vote by mail (by completing and signing the instruction card that accompanies this proxy statement/prospectus). A participant must return his or her instruction card to the ESOP trustee by 5:00 p.m. on December 7, 2018 in order to instruct the trustee how to vote such AJSB shares.

Solicitation of Proxies

The proxy solicitation of AJSB’s stockholders is being made by AJSB on behalf of the AJSB board of directors and will be paid for by AJSB. In addition to solicitation by mail, directors, officers, and employees of AJSB may solicit proxies for the Special Meeting from AJSB’s stockholders personally or by telephone, the Internet, or other electronic means. However, AJSB’s directors, officers, and employees will not be paid any special or extra compensation for soliciting such proxies, although they may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Upon request, AJSB will reimburse brokers, dealers, banks, trustees, and other fiduciaries for the reasonable expenses they incur in forwarding proxy materials to beneficial owners of AJSB’s common stock.

In addition, AJSB has made arrangements with Laurel Hill Advisory Group, LLC to assist in soliciting proxies for the Special Meeting and has agreed to pay them $6,000, plus any charges associated with a telephone solicitation, if deemed necessary, and out-of-pocket expenses, for these services.

THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF AJSB. ACCORDINGLY, HOLDERS OF AJSB COMMON STOCK ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN, AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE OR VOTE BY TELEPHONE OR THE INTERNET.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact AJS Bancorp, Inc., 14757 S. Cicero Avenue, Midlothian, Illinois 60445, Attention: Jerry A. Weberling, (708) 687-7400. If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Laurel Hill Advisory Group, LLC, toll free at (888) 742-1305.

Security Ownership of Certain Beneficial Holders and Management

The following table sets forth as of October 19, 2018, information regarding the beneficial share ownership of AJSB’s common stock by each person who is known to AJSB to be the beneficial owner of more than 5% of any class of AJSB’s voting securities. For each individual or group disclosed in the table below, the percentages in the column “Percent of Common Stock Outstanding” are based on 2,149,860 shares of AJSB common stock issued and outstanding as of October 19, 2018.

Name and Address	Number of Shares Owned		Percent of Common Stock Outstanding
A.J. Smith Federal Savings Bank Employee Stock Ownership Plan Trust c/o First Bankers Trust Services, Inc. 2321 Kochs Lane Quincy, IL 62305	173,018	(1)	8.1%

Maltese Capital Management LLC Maltese Capital Holdings LLC c/o Terry Maltese 150 East 52nd Street, 30th Floor New York, NY 10022	199,192	(2)	9.3%

Thomas R. Butkus Chairman Emeritus, Former Chief Executive Officer, President and Chairman of the Board	142,498	(3)	6.6%
(1)	As of October 19, 2018, 80,039 shares had been allocated to ESOP participants’ accounts.
(2)	On a Schedule 13F-HR/A filed with the Securities and Exchange Commission on August 9, 2018, Maltese Capital Management LLC reported sole dispositive and voting power with respect to 199,192 shares of AJSB’s common stock.
(3)	Includes 68,550 shares held in an IRA for the benefit of Mr. Butkus, 8,613 shares held in an IRA for the benefit of Mr. Butkus’ spouse, 14,486 shares held in a trust for the benefit of Mr. Butkus’ granddaughter, 15,000 options that are exercisable within 60 days of October 19, 2018, and 15,582 shares held in the Employee Stock Ownership Plan for the benefit of Mr. Butkus.

The following table sets forth, as of October 19, 2018, information regarding the beneficial share ownership of AJSB’s common stock by each of the directors and executive officers of AJSB and the directors and executive officers of AJSB as a group. Information with respect to AJSB’s directors and executive officers is based on AJSB’s records and data supplied by each of the directors and executive officers. For each individual or group disclosed in the table below, the percentages in the column “Percent of Common Stock Outstanding” are based on 2,149,860 shares of AJSB common stock issued and outstanding as of October 19, 2018, plus the number of shares of common stock each such individual or group has the right to acquire on or within 60 days after October 19, 2018, computed in accordance with Rule 13d-3(d)(1) under the Exchange Act. The address of each director and executive officer listed in the table is c/o AJS Bancorp, Inc., 14757 S. Cicero Avenue, Midlothian, Illinois 60445.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned		Options Exercisable Within 60 Days of Record Date	Unvested Restricted Stock(1)	Total Amount of Beneficial Ownership	Percent of Common Stock Outstanding
Directors
Raymond J. Blake	51,440	(2)	5,626	565	57,631	2.6%
Roger J. Aurelio	40,390	(3)	5,626	565	46,581	2.1%
Richard J. Nogal	23,215	(4)	5,626	565	29,406	1.3%
Michael H. Rose	34,540	(5)	5,626	565	40,731	1.9%
Jerry A. Weberling	11,125	(6)	6,000	6,360	23,485	1.1%

Name of Beneficial Owner	Number of Common Shares Beneficially Owned		Options Exercisable Within 60 Days of Record Date	Unvested Restricted Stock(1)	Total Amount of Beneficial Ownership	Percent of Common Stock Outstanding
Executive Officers Who Are Not Directors
Donna J. Manuel	28,751	(7)	12,000	2,480	43,231	2.0%
All directors and executive officers as a group (6 persons)	189,461		40,504	11,100	241,065	11.0%
(1)	Shares of unvested restricted stock are included in the table because the recipient of the shares has the right to vote and receive any dividends declared and payable on such shares during such time as the shares remain unvested. Once shares of restricted stock are vested, the shares are included in the number of common shares beneficially owned.
(2)	Includes 24,325 shares held in an IRA for the benefit of Mr. Blake, 2,177 shares held in an IRA for the benefit of Mr. Blake’s spouse, 8,938 shares held in a trust for the benefit of Mr. Blake and 13,752 shares held in trusts for the benefit of Mr. Blake’s spouse.
(3)	Includes 28,142 shares held jointly with his spouse and 10,000 shares held by Mr. Aurelio’s spouse.
(4)	Includes 6,417 shares held jointly with his spouse and 14,550 shares held in an IRA for the benefit of Mr. Nogal.
(5)	Includes 15,000 shares held in a limited liability company controlled by Mr. Rose.
(6)	Includes 1,000 shares held in an IRA for the benefit of Mr. Weberling and 285 shares held in the Employee Stock Ownership Plan for the benefit of Mr. Weberling.
(7)	Includes 578 held in trusts for the benefit of Ms. Manuel’s children and 5,142 shares held in the Employee Stock Ownership Plan for the benefit of Ms. Manuel.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the proposed merger. While NWIN and AJSB believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire proxy statement/prospectus and the other documents that we refer to carefully for more detailed information regarding the merger.

General

NWIN’s and AJSB’s boards of directors have approved and adopted the Merger Agreement, the merger, and the transactions contemplated thereby. The Merger Agreement provides for the merger of AJSB with and into NWIN, with NWIN as the surviving corporation. Simultaneously with this merger, AJS Bank, the wholly-owned federally-chartered savings bank subsidiary of AJSB, will merge with and into Peoples Bank, the wholly-owned Indiana-chartered savings bank subsidiary of NWIN.

In connection with the merger, each outstanding share of AJSB common stock owned by stockholders owning at least 100 shares of AJSB common stock will be converted into the right to receive both (i) 0.2030 shares of NWIN common stock, and (ii) $7.20 in cash (subject to certain adjustments as described in the Merger Agreement). In this regard, the merger consideration is subject to adjustment if, as of the end of the month prior to the effective time of the merger, AJSB’s adjusted consolidated stockholders’ equity (as defined and computed in accordance with the terms of the Merger Agreement) is less than $29.45 million. In the event that AJSB’s adjusted consolidated stockholders’ equity is less than $29.45 million as of the end of the month prior to the effective time, the aggregate cash consideration first will be reduced by an amount corresponding to the shortfall (which will be proportionately reflected on a per share cash consideration basis), and then second, if necessary, the exchange ratio will be proportionally reduced to correspond to the remaining amount of the shortfall, each as provided in the Merger Agreement. See “The Merger Agreement – Merger Consideration” beginning on page 66. AJSB stockholders holding fewer than 100 shares will receive fixed consideration of $16.00 per share in cash and will not be entitled to receive any shares of NWIN common stock.

All of the executive officers and members of the board of directors of AJSB have entered into a voting agreement pursuant to which they have agreed to vote their shares of AJSB common stock in favor of the approval and adoption of the Merger Agreement and the merger. Under the Merger Agreement, the executive officers and directors of NWIN and Peoples Bank serving at the effective time of the merger will continue to serve as such after the merger is consummated.

Please see “The Merger Agreement” beginning on page 66 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating and amending the Merger Agreement.

Background of the Merger

Since completing its conversion from a mutual holding company to a stock holding company and raising $14.1 million in gross proceeds in October 2013 (“Second-Step Conversion”), AJSB has managed its capital through organic growth, cash dividends and share repurchases. AJSB’s board of directors and management also have periodically reviewed and assessed strategic opportunities and challenges. From time to time, the AJSB board of directors considered various strategic alternatives to enhance stockholder value. However, the board of directors of AJSB determined there were a limited number of potential targets in AJSB’s market area that were of a size appropriate for a merger and available for sale. The board of directors also considered the difficulty in growing profitably and operating a publicly-traded community financial institution under current economic and competitive conditions. Similar to many other small financial institutions, AJSB has experienced increasing costs for technology and regulatory compliance. As the three-year anniversary of AJSB’s Second-Step Conversion neared, at which time the regulatory prohibition on the sale of AJSB would end, management and the board of directors considered AJSB’s long-term strategic plan and continued to evaluate the best ways to enhance stockholder value.

In October 2016, AJSB deregistered its common stock and terminated its reporting obligations under the Securities Exchange Act of 1934. This meant AJSB would no longer be a reporting company with the SEC and accordingly would not continue to file annual, quarterly and current reports and proxy statements with the SEC. AJSB’s board of directors determined that the cost savings of no longer being a reporting company outweighed the benefits of required periodic disclosures. AJSB did continue to publish quarterly earnings releases on its website.

On October 25, 2016, the board of directors of AJSB held a special meeting to evaluate the strategic alternatives of AJSB, which included management’s presentation of its long-term strategic outlook and a presentation by representatives of AJSB’s legal counsel, Luse Gorman, PC (“Luse Gorman”), on fiduciary duties of the board of directors, including in the context of a sale of the company. Management expressed concerns related to its shrinking loan portfolio and fierce competition within its market area. The board also expressed concern that in order to provide appropriate stockholder returns and to have the scale to compete with larger banks, management believed AJSB would need to greatly increase the size of the bank and further diversify its loan portfolio. Management believed AJSB could not profitably make the personnel and technology investments necessary to expand its mortgage and commercial lending businesses to create enough organic growth to reach these goals. After discussion, the board determined it would be difficult to generate strong stockholder returns in the future on an independent basis.

At the regular AJSB board meeting on November 15, 2016, the board of directors considered whether the board should initiate a process for a potential sale of AJSB. Representatives of KBW were in attendance. Based on its discussion of relevant factors during this and prior meetings, as discussed above, the board determined that it was in the best interests of AJSB and its stockholders to explore the possible sale of AJSB. The board of directors reviewed with KBW a group of financial institutions that could have an interest in a transaction with AJSB, considering, among other things, the financial capacity to pay, regulatory standing, geographic location, presence and market share. The board then discussed engaging KBW to act as financial advisor to AJSB in connection with a possible sale of AJSB. KBW is a nationally recognized investment banking firm with substantial experience advising financial institutions generally, including with respect to mergers and acquisitions. In addition, KBW had previously served as financial advisor to AJSB in connection with AJSB’s Second-Step Conversion that was completed in October 2013. Following this discussion, the board of directors approved the engagement of KBW and the initiation of a process for the solicitation and evaluation of the potential sale of AJSB. The board authorized KBW to move forward with contacting institutions from the group reviewed by the board. On November 28, 2016, AJSB formally engaged KBW as its financial advisor.

In January 2017, at AJSB’s direction, KBW contacted 19 financial institutions concerning their level of interest, if any, in a possible business combination with AJSB, including NWIN and Company A, a Midwest financial institution. A virtual data room containing a confidential information memorandum and additional information about AJSB was opened, and access was granted to each of 12 parties after they executed non-disclosure agreements. On February 2, 2017, NWIN signed a non-disclosure agreement with AJSB. In late January and early February, AJSB received four non-binding indications of interest from other financial institutions. After conducting additional due diligence on AJSB, NWIN determined not to submit an indication of interest at that time. Following additional time for due diligence, on March 22, 2017, AJSB received updated non-binding indications of interest from two parties, Company A and Company B, a Midwest financial institution. Company A submitted an indication of interest that proposed paying merger consideration of $16.00 per AJSB share, payable 55% in stock and 45% in cash. Company B submitted an indication of interest that proposed paying merger consideration of $15.76 per AJSB share, payable 100% in cash.

On March 24, 2017, at its regular board meeting, the board reviewed and considered the two indications of interest. Representatives of Luse Gorman and KBW also attended the meeting. A representative of KBW discussed with the board various financial aspects of the proposals. The board then discussed at length the merger process and the two proposals. After extensive review and discussion, the board unanimously determined that it would be in the best interests of stockholders to proceed with Company A in a business combination transaction. On April 7, 2017, AJSB entered into a mutual non-disclosure agreement with Company A. Following additional due diligence, on April 17, 2017, Company A submitted an updated proposal increasing the stock component of the transaction to 60% with a $16.15 per share price, but with the condition that AJSB would have to divest, prior to closing, a major performing asset at up to a 60% loss. AJSB would not agree to such condition. On April 21, 2017, Company A notified AJSB that it would no longer move forward with a potential transaction with AJSB.

In late May 2017, Mr. Thomas R. Butkus, Chairman of the Board, Chief Executive Officer and President of AJSB and AJS Bank indicated to the board of directors his intention to retire from his positions. During June and July of 2017, the board of directors discussed the timing and process relating to Mr. Butkus’ retirement and succession planning for the Chairman, Chief Executive Officer and President positions for AJSB and AJS Bank.

On July 28, 2017, AJSB announced that Mr. Butkus would retire as Chairman of the Board, Chief Executive Officer and President of AJSB and AJS Bank effective August 14, 2017. The board of directors appointed Jerry A. Weberling to become the new Chief Executive Officer, President and director of AJSB and AJS Bank while continuing to serve as Chief Financial Officer of AJSB and AJS Bank. Mr. Raymond Blake succeeded Mr. Butkus as Chairman of the Board.

Following the completion of its management succession process, in July 2017, AJSB’s board determined to continue the sales process. At AJSB’s direction, KBW contacted a group of 13 parties concerning their level of interest, if any, in a possible business combination or other transaction with AJSB. On August 30, 2017, AJSB received four non-binding indications of interest, including an indication of interest from Company A. At a special meeting of the board of directors on September 5, 2017, the board reviewed all four proposals. Representatives of Luse Gorman and KBW also attended the meeting. A representative of KBW discussed with the board various financial aspects of the four proposals. One proposal ranged from $12.00 to $13.00 per AJSB share. The three other proposals ranged from $16.50 to $17.44 per AJSB share, two of which were all cash transactions. Company A submitted an indication of interest that proposed paying merger consideration of $17.00 per AJSB share, payable 60% in stock and 40% in cash. The board then discussed at length the merger process and the four proposals. After extensive review and discussion, the board unanimously determined to allow three of the four companies (including Company A) to conduct on-site due diligence. AJSB’s board directed KBW to communicate that final indications of interest were due by September 29, 2017. Prior to the September 29, 2017 deadline, two parties withdrew from the process leaving Company A as the only party to submit a revised indication of interest following the deadline.

On October 3, 2017, AJSB received Company A’s revised indication of interest, which proposed paying merger consideration of $16.50 per AJSB share, payable 70% in stock and 30% in cash. Additionally, Company A’s revised indication of interest included the potential for price adjustments based on a change in Company A’s stock price during the pendency of the merger and AJSB meeting a minimum capital requirement. The minimum capital requirement would also allow Company A the right to terminate the transaction if AJSB’s capital was below a certain stated minimum level.

From October 3 through October 16, 2017, representatives of AJSB and Company A, with the assistance of their respective financial advisors, continued to negotiate the terms of a potential transaction. On October 16, 2017, Company A submitted an updated indication of interest, which proposed a revised merger consideration of $16.35 per AJSB share, payable 70% in stock and 30% in cash. This proposal included price adjustments based on a change in Company A’s stock price during the pendency of the merger and AJSB meeting a minimum capital requirement. It also provided the right for Company A to terminate the transaction if AJSB’s capital was below a certain stated minimum level or AJSB’s impaired loans or allowance for loan losses increased above a certain threshold.

On October 17, 2017, the AJSB board of directors held a special meeting to review Company A’s revised indication of interest. Representatives of Luse Gorman and KBW also attended the meeting. After extensive review and discussion, the board determined by a vote of four directors in favor and one against, that it would be in the best interests of stockholders to begin negotiations on a definitive merger agreement with Company A.

On November 3, 2017, Luse Gorman received a draft of the merger agreement from Company A’s counsel. Following a preliminary review of the merger agreement with representatives of Luse Gorman, AJSB’s management determined it had significant execution and pricing concerns with the proposed merger agreement. The proposed merger agreement introduced new conditions that had not been previously discussed during the negotiations relating to the indication of interest. These new conditions included allowing Company A to terminate the transaction if deposits decreased by more than 2% from a specified date, if any litigation was commenced on the merger, or the stock price of Company A was above or below certain thresholds for a specific amount of time. In addition, the failure of AJSB to receive stockholder approval for any reason would entitle

Company A to a termination fee. Representatives of Luse Gorman discussed the concerns of AJSB’s management with Company’s A counsel. Company A’s counsel sent a letter dated, November 17, 2017, to Luse Gorman asking AJSB’s board to confirm its position on certain issues.

On November 21, 2017, at the regularly scheduled AJSB board meeting, the members of the board of AJSB extensively discussed and reviewed the concerns management had with the proposed merger agreement. Representatives of Luse Gorman and KBW also attended the meeting. In particular, the board of AJSB discussed and determined that it could not accept the termination provision relating to the 2% decrease in deposits in light of Company A’s plan to close one of AJSB’s branch offices. The AJSB board of directors directed Luse Gorman to respond by letter to Company A’s counsel explaining AJSB’s substantial concerns with the proposed merger agreement and to provide a counterproposal relating to the deposit termination provision. Luse Gorman sent the requested letter to Company A’s counsel on November 24, 2017. Company A’s counsel responded by letter, dated November 29, 2017, and rejected AJSB’s concerns and counterproposal advising that Company A would only consider additional discussions if AJSB provided a full markup to the proposed merger agreement.

The AJSB board met on December 1, 2017 at a special board meeting. Representatives of Luse Gorman and KBW also attended the meeting. The AJSB board of directors discussed the substantial issues that remained related to Company A’s proposed merger agreement, including concerns related to its significant execution and pricing risks for AJSB’s stockholders. The AJSB board of directors believed that Company A’s proposed price of $16.35 was likely to be substantially lower due to the potential price adjustments in the draft merger agreement, including the negative impact of the proposed federal tax reform legislation which would cause a reduction in AJSB’s deferred tax asset and stockholders’ equity. Additionally, the board was concerned with Company A potentially terminating the agreement based on deposit run-off once Company A announced the closure of one of AJSB’s branches. Following an extensive discussion of the issues, the board of directors of AJSB unanimously determined to end negotiations with Company A. Later that same day, Luse Gorman sent a letter to Company A’s counsel advising them of the termination of any further discussions.

Beginning in late January 2018 through early March 2018, certain parties had preliminary discussions with KBW and AJSB management on potential interest in purchasing AJSB. However, these discussions did not lead to any formal indications of interest.

At an industry conference in January 2018, Benjamin Bochnowski, President and Chief Executive Officer of NWIN and a representative of KBW generally discussed AJSB, its history and current operations, and prospects for a potential strategic partnership. No specific action was taken or follow up was planned as a result of this meeting. However, in late February 2018, a representative of KBW contacted Mr. Bochnowski on behalf of AJSB to propose a lunch meeting with Mr. Weberling in March to discuss the prospects of initiating discussions regarding a strategic partnership between AJSB and NWIN and the general characteristics NWIN would look for in a potential strategic partner.

On February 1, 2018, AJSB announced a net loss for 2017 of $195,000 due primarily to the reevaluation of its deferred tax asset of $611,000, or $0.30 per share, as a result of the enactment of the Tax Cuts and Jobs Act of 2017, which reduced AJSB’s federal corporate tax rate from 34% to 21%.

On March 8, 2018, Company C, a Midwest financial institution, signed a non-disclosure agreement to conduct due diligence on AJSB.

On March 9, 2018, Company D, a Midwest financial institution, signed a non-disclosure agreement to conduct due diligence on AJSB.

On March 16, 2018, Mr. Weberling and a representative of KBW met with Benjamin Bochnowski. At this meeting, the parties discussed the general histories and cultures of AJSB and NWIN, how AJSB’s franchise fit within NWIN’s strategic plans and the potential benefits of a transaction between the two parties. NWIN indicated its general interest but also noted it was in the process of completing a pending merger transaction that could delay its ability to execute a potential transaction with AJSB. After this meeting, Mr. Bochnowski contacted NWIN’s financial advisor, Stephens, Inc. (“Stephens”) to discuss initial financial aspects regarding a potential strategic partnership with AJSB and to explore the possibility of organizing an initial due diligence review of AJSB.

On March 19, 2018, Company D decided to withdraw from the process.

On March 20, 2018, AJSB held its regularly scheduled March board meeting wherein the board discussed the current process and the board formally determined to continue the sales process. Representatives of Luse Gorman and KBW also attended the meeting. A representative of KBW noted KBW had contacted 37 parties since the process began in the fall of 2016. KBW reviewed a group of potential parties, some of whom had been contacted in the past along with new parties for the board’s consideration. The board directed KBW to begin contacting many of the parties on the list. The board then discussed with KBW the merger process to date, including a financial overview of the two current parties who expressed interest in a potential transaction, NWIN and Company C.

On March 26, 2018, Mr. Weberling and a representative from KBW met with the Chief Executive Officer of Company C. At this meeting, the parties discussed the general backgrounds of AJSB and Company C as well as the potential strategic benefits of a transaction between the parties.

On April 4, 2018, Company E, a fintech company, signed a non-disclosure agreement.

On April 6, 2018, Stephens was provided with access to a virtual data room and began its initial financial due diligence of AJSB.

On April 13, 2018, Mr. Weberling and a representative of KBW spoke by telephone with the Chief Executive Officer of Company E. Company E described its products and services and how acquiring AJS Bank would assist in the growth of its business.

On April 17, 2018, Company F, a Midwest financial institution, signed a non-disclosure agreement.

On April 18, 2018, Mr. Weberling and a representative of KBW had a conference call with the Chief Executive Officer of Company G, a Midwest credit union, and discussed general backgrounds of AJSB and Company G and the strategic benefits of a transaction for both parties. In addition, they discussed in general how a credit union might acquire a bank.

On April 25, 2018, representatives of Stephens met with senior management of NWIN, at which meeting Stephens reviewed the results of its initial financial due diligence and a preliminary financial analysis of a potential transaction between NWIN and AJSB. As a result of this meeting, NWIN’s senior management authorized Stephens to conduct additional financial due diligence of AJSB and to contact KBW to seek additional clarifications from AJSB on various items, for the purpose of refining Stephens’ financial analysis of a potential transaction.

On April 27, 2018, NWIN’s board of directors held a meeting, at which the initial financial metrics of a proposed transaction with AJSB were discussed. After extensive discussion among the board members, the board reached a consensus to authorize management and Stephens to continue exploring the possibility of a strategic transaction with AJSB and to continue with additional due diligence. In this regard, it also was the consensus of NWIN’s board that, at that time, a potential transaction with AJSB presented the prospects of increased strategic value to NWIN, due in part to the fact NWIN had recently announced the signing of a merger agreement with First Personal indicating NWIN’s expansion into the Chicagoland market and that a transaction with AJSB would be complimentary to that strategy.

On May 2, 2018, Benjamin Bochnowski met with a representative of KBW and discussed due diligence updates, the potential strategic fit between NWIN and AJSB, and various executive compensation and social issues in connection with a possible transaction. Mr. Bochnowski conveyed to KBW that NWIN was interested in continuing to analyze a potential transaction, but that NWIN was not prepared at that time to submit a transaction proposal.

On May 4, 2018, Company C withdrew from the process.

On May 7, 2018, representatives of Stephens held a telephonic meeting with senior management of NWIN, at which meeting Stephens reviewed a detailed financial analysis of a potential transaction with AJSB and discussed certain pricing metrics which NWIN was comfortable with as a basis for moving forward. As a result of this meeting, NWIN’s senior management determined it was appropriate to move forward with a further loan analysis of AJSB and to schedule further meetings with NWIN’s Executive Committee of the board to discuss a potential transaction.

On May 8, 2018, Company G withdrew from the process.

On May 15, 2018, AJSB held its regularly scheduled May board meeting wherein the board discussed the current process. A representative of KBW participated in the meeting. The representative of KBW provided a summary of the sale process to date and noted that potential parties had been given a deadline for indications of interest of May 18, 2018.

On May 11, 2018, the Executive Committee of NWIN’s board of directors held a meeting, at which Benjamin Bochnowski and David Bochnowski updated the committee regarding their initial discussions with AJSB on a potential transaction, the initial financial analysis provided by Stephens, and the initial results of due diligence. At this meeting, extensive discussion among the members of the committee ensued regarding potential management retention, the overall strategy of a potential transaction, and certain value metrics. No further action was taken by the committee at this meeting.

On May 15, 2018, the Executive Committee of NWIN’s board of directors held another meeting, at which the financial and other aspects of a potential strategic transaction with AJSB were discussed. After extensive discussion among the members of the committee, the committee authorized senior management to move forward with further exploration of a possible transaction with NWIN and authorized management to prepare a non-binding indication of interest or similar letter from NWIN containing the financial and other terms discussed at the meeting for consideration by the full board of directors.

On May 16, 2018, Mr. Weberling had lunch with Mr. Benjamin Bochnowski, NWIN’s Chief Executive Officer, and David Bochnowski, NWIN’s Executive Chairman, to further discuss the potential benefits that a transaction between AJSB and NWIN would have for AJSB’s stockholders. In addition, NWIN believed an acquisition of AJSB would complement and build upon its current pending acquisition of First Personal Financial Corp. which was announced in February 2018 and operates in the same general market area as AJSB.

On May 18, 2018, NWIN’s full board of directors held a meeting, at which Benjamin Bochnowski provided an update to the board regarding the discussions, and a representative of Stephens provided a financial analysis of a potential transaction with AJSB. After extensive discussion among the board members, the board authorized management to submit a non-binding indication of interest to be delivered to AJSB containing the financial and other terms discussed at the meeting.

On May 18, 2018, AJSB received seven non-binding indications of interest, including one from NWIN. All indications of interest were subject to the completion of due diligence by the parties. NWIN’s non-binding indication of interest proposed an acquisition of AJSB by NWIN structured as a merger of AJSB with and into NWIN, and a merger of AJS Bank with and into Peoples Bank, with the proposed merger consideration equal to $15.50 per share of AJSB common stock, equating to an aggregate implied purchase price of approximately $33.6 million (which includes unallocated shares held by the AJS Bank ESOP some of which will be cancelled at closing in repayment of the ESOP loan secured by unallocated shares of AJSB common stock), payable 50% in stock (based on a fixed exchange ratio) and 50% in cash.

On May 22, 2018, Mr. Weberling and a representative of KBW met with Mr. Benjamin Bochnowski and Robert T. Lowry, Executive Vice President, Chief Financial Officer and Treasurer of NWIN at a social event. Mr. Weberling and Mr. Lowry had a discussion about some general financial and accounting issues relating to a potential transaction.

On May 23, 2018, AJSB held a special meeting of the board of directors to review the seven indications of interest. Representatives of KBW and Luse Gorman were present at the meeting. KBW summarized that it had contacted 42 parties, 24 of which signed non-disclosure agreements since the process began in the fall of 2016. A representative of KBW reviewed with AJSB’s board the financial terms of the proposals. In addition to the terms of NWIN’s non-binding indication of interest, as summarized above, the board evaluated the terms of the other non-binding indications of interest it received. Pursuant to Company E’s indication of interest, AJSB would receive cash for the acquisition of AJS Bank which would also trigger additional tax liabilities related to the sale of the bank, and the overall consideration would be valued at 1.5x AJS Bank’s tangible book value, subject to the performance of due diligence. Company E’s indication of interest was also contingent on a capital raise from primarily foreign sources which raised significant execution and regulatory risks for AJSB stockholders. Company E was not a regulated entity and had not discussed the potential transaction with bank regulators. Pursuant to the indication of interest sent by Company F, each AJSB stockholder would receive $17.83 in cash for each share of AJSB. The AJSB board of directors reviewed and discussed the remaining four indications of interest whose proposed price per AJSB share ranged from $12.41 to $14.25 with one proposal deemed incomplete and not considered. The board deemed these proposals to be substantially lower than the indications of interest received from NWIN, Company E, and Company F. After extensive review and discussion, the board unanimously determined to allow NWIN, Company E, and Company F to conduct further due diligence and to submit final indications of interest following the completion of their due diligence. AJSB directed KBW to communicate that final indications of interest were due by June 15, 2018. In addition, at AJSB’s direction, KBW advised the other four parties who submitted indications of interest that they were not advancing to the next round of due diligence.

On May 25, 2018, Company E contacted a representative of KBW and stated that it would not move forward in the process because AJSB did not grant it exclusivity in negotiations.

On June 5 and 6, 2018, NWIN conducted on-site due diligence of AJSB.

Between June 11 and 14, 2018, Company F conducted on-site due diligence of AJSB. AJSB entered into a non-disclosure agreement with NWIN on June 14, 2018.

On June 15, 2018, AJSB received revised indications of interest from NWIN and Company F. Pursuant to NWIN’s revised indication of interest, each AJSB stockholder would receive merger consideration of $15.90 per AJSB share comprised of 55% stock and 45% cash. This equated to an exchange ratio of 0.2017 shares of NWIN common stock and $7.15 in cash for each outstanding share of AJSB common stock. Based on a $43.36 NWIN stock price (the 20-day volume weighted average), the transaction would have an aggregate implied purchase price of approximately $34.5 million (which includes the unallocated shares held by the AJS Bank ESOP). Pursuant to Company F’s revised indication of interest, each AJSB stockholder would receive $15.95 per share of AJSB common stock in cash. This transaction would be valued at approximately $34.7 million (which also includes unallocated shares held by the AJS Bank ESOP). Both indications of interest were subject to the acceptance of exclusivity with the party.

On June 19, 2018, AJSB held its regularly scheduled board meeting and reviewed the revised indications of interest from NWIN and Company F with representatives of KBW and Luse Gorman. A representative of KBW reviewed with AJSB’s board various financial aspects of the proposals from NWIN and Company F. The board discussed NWIN’s proposal, the board’s preference for a transaction with a stock component and the potential upside value with the NWIN stock consideration. They also considered NWIN’s current operations and future prospects, and the potential that NWIN could provide superior long-term value to AJSB’s stockholders. The board also discussed the negative impact of NWIN’s proposed minimum capital requirement and the potential price reduction associated with such a provision. The board then discussed Company F’s proposal, including the fact that it was slightly higher than NWIN’s proposal and that it was an all-cash proposal. Company F’s proposal also included a minimum capital requirement. After further discussion with KBW and Luse Gorman, the board instructed KBW to contact both parties about their ability to increase the price before any final decision would be made. Additionally, the board instructed KBW to request further clarification on both parties’ proposed minimum capital requirements.

Later on June 19, 2018, a representative from KBW contacted NWIN and Company F to see if either party would increase their proposal. Company F declined to increase its proposal and stated it had made its final and best proposal. Company F noted it would detail its minimum capital requirement in a definitive merger agreement. NWIN stated that it would consider increasing its proposal and that it would work with AJSB in good faith to agree on a fair minimum capital number.

After further discussions between KBW and Stephens, on June 20, 2018, NWIN submitted a revised written non-binding indication of interest proposing merger consideration of $16.00 per AJSB share comprised of 55% stock and 45% cash. This equated to an exchange ratio of 0.2030 in NWIN common stock and $7.20 in cash for each outstanding share of AJSB common stock. AJSB stockholders who held less than 100 shares of common stock would receive cash consideration of $16.00 per share. Based on the same $43.36 NWIN stock price, the transaction would have an aggregate implied valuation of approximately $34.8 million (which includes the unallocated shares held by the AJS Bank ESOP). The revised indication of interest also contemplated AJSB entering into an exclusivity agreement with NWIN with an exclusivity period continuing through the close of business on July 31, 2018, during which period AJSB would generally be prohibited from discussing, soliciting, or engaging in negotiations regarding a possible transaction with another company.

On June 20, 2018, AJSB held a special meeting of the board and reviewed the revised indication of interest from NWIN and the indication of interest from Company F with representatives of KBW and Luse Gorman. The board discussed NWIN’s proposal, the board’s continuing preference for a transaction with a stock component and the potential upside value with the NWIN stock consideration. They also considered NWIN’s current operations and future prospects, and the potential that NWIN could provide superior long-term value to AJSB’s stockholders as compared to a similar all cash transaction. After extensive review and discussion, AJSB’s board unanimously determined to authorize senior management, with the assistance of AJSB’s financial and legal advisors, to proceed with further negotiations with NWIN. The board also instructed KBW to advise Company F that it would not proceed with further discussions on its proposal. However, before moving forward on the basis of NWIN’s indication of interest, it directed Luse Gorman and KBW to negotiate with NWIN to make three changes in NWIN’s proposed minimum capital requirement: (1) removing language that allowed NWIN to direct AJSB to take certain accruals that would count against AJSB’s capital; (2) excluding changes in accumulated other comprehensive income from the minimum capital requirement calculation; and (3) lowering the overall minimum capital requirement number based on certain information provided by AJSB.

After further discussions between KBW, Stephens, and NWIN, on June 21, 2018, NWIN submitted a revised indication of interest to AJSB confirming the same economic terms for the transaction as set forth in the June 20 non-binding indication of interest and agreeing to the changes to the minimum capital requirement summarized above. Later that day, AJSB held a special meeting of the board and reviewed the revised indication of interest from NWIN with representatives of KBW and Luse Gorman. After an extensive review and discussion, the board unanimously determined that it would be in the best interests of stockholders to authorize senior management, with the assistance of AJSB’s financial and legal advisors, to negotiate the final terms of a definitive acquisition agreement with NWIN based on the terms set forth in the June 21 proposal, and to enter into exclusivity with NWIN. The board authorized Mr. Weberling to enter into the proposed exclusivity agreement with NWIN, which would expire on July 31, 2018. The exclusivity agreement was signed later that day.

On July 6, 2018, NWIN’s legal counsel, Barnes & Thornburg LLP (“Barnes & Thornburg”), provided Luse Gorman with an initial draft of the Merger Agreement.

On July 16, 2018, Luse Gorman sent AJSB’s proposed revisions to the Merger Agreement to Barnes & Thornburg. The revisions focused on, among other items, narrowing the representations, warranties and covenants of AJSB, revising the minimum capital requirement provision, expanding NWIN’s representations and warranties, employee matters, and eliminating certain closing conditions.

On July 18, 2018, Mr. Weberling and representatives of Luse Gorman visited NWIN’s main office for reverse due diligence discussions with Mr. Benjamin Bochnowski, Mr. Lowry, Todd Scheub, Executive Vice President and Chief Banking Officer and Leane E. Cerven, Executive Vice President, General Counsel and Corporate Secretary of NWIN. The parties discussed business matters, including NWIN’s financial performance and expectations for the future, employee matters, regulatory and legal issues. A representative of KBW was also present.

On July 23 and 24, 2018, Luse Gorman had calls with Barnes & Thornburg to negotiate the terms of the Merger Agreement. The negotiations focused on, among other items, the reduction of the termination fee and the inclusion of a “double-trigger” termination provision for AJSB. Following these discussions, on July 24, 2018, Barnes & Thornburg provided a revised draft of the Merger Agreement to Luse Gorman, which included among other items, a slightly reduced termination fee and the addition of a “double-trigger” termination provision for AJSB.

On July 25, 2018, Luse Gorman sent AJSB’s proposed revisions to the Merger Agreement to Barnes & Thornburg. These revisions focused on, among other items, the minimum capital requirement provision, eliminating certain closing conditions and narrowing AJSB’s representations and warranties. Luse Gorman also discussed these changes by telephone with Barnes & Thornburg.

On July 26, 2018, Barnes & Thornburg provided Luse Gorman drafts of ancillary documents, including the director and executive officer voting agreement and the bank merger agreement. On July 26, 2018, Luse Gorman sent AJSB’s proposed revisions to these documents.

On July 27, 2018, management of AJSB, representatives of Luse Gorman, management of NWIN and representatives of Barnes & Thornburg had a telephone call to finalize the revisions to the Merger Agreement. These revisions focused on, among other items, the minimum capital requirement provision and NWIN’s termination rights. Later that day, Luse Gorman sent AJSB’s final proposed revisions to the Merger Agreement.

A draft of the Merger Agreement and the ancillary documents were distributed to each member of the AJSB board on July 27, 2018.

On July 27, 2018, NWIN’s board of directors held a meeting, at which representatives of Barnes & Thornburg and Stephens participated. At the meeting, a representative of Barnes & Thornburg provided a detailed summary of the latest draft of the Merger Agreement to the directors and highlighted the remaining open issues on the transaction. Barnes & Thornburg also summarized the directors’ fiduciary duties in the context of an acquiror in a merger transaction, and responded to numerous questions from directors. Stephens then provided an updated financial analysis of the transaction and responded to numerous questions from directors. Members of NWIN’s management then conveyed NWIN’s positions on the remaining open negotiating issues and summarized an updated timeline for the public announcement of the transaction.

On July 28 and 29, 2018, management of AJSB, representatives of Luse Gorman, management of NWIN and representatives of Barnes & Thornburg had telephone calls and exchanged drafts to finalize the mutual termination of change in control agreements for Mr. Weberling and Donna Manuel, Senior Vice President, Lending and Corporate Secretary of AJSB.

On July 30, 2018, the board of directors of AJSB held a special meeting to review the proposed Merger Agreement and Merger with representatives of KBW and Luse Gorman. The board of directors was informed of the positive results of AJSB’s due diligence review of NWIN. KBW then reviewed with the board the financial aspects of the proposed merger and, at the request of the board, rendered to the board a written opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its written opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of AJSB common stock. Luse Gorman again reviewed the board’s fiduciary duties as directors of AJSB in connection with its consideration of the proposed merger. Luse Gorman then reviewed in detail the terms and conditions of the proposed definitive Merger Agreement with NWIN, including but not limited to, the transaction structure, merger consideration, the representations, warranties and covenants that were being made by each of AJSB and NWIN, closing conditions and termination rights of the parties. The AJSB board and Luse Gorman then reviewed in detail the terms of the ancillary documents, including the: (i) voting agreements to be entered into by the directors and executive officers; and (ii) mutual termination of change in control agreements to be entered into by certain senior officers. Luse Gorman also discussed the proposed resolutions that the board would be requested to approve. Following these presentations and discussion among the members of the AJSB board of directors, including consideration of the factors described under “– AJSB’s Reasons for the Merger; Board Recommendation,” the AJSB board of directors determined that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interests of AJSB and its stockholders. The directors unanimously voted to adopt and approve the Merger Agreement and the transactions contemplated thereby and recommended that AJSB’s stockholders approve the Merger Agreement.

On July 30, 2018, the board of directors of NWIN held a special meeting, at which representatives of Barnes & Thornburg and Stephens participated. A representative of Barnes & Thornburg updated the board on the final revisions to the Merger Agreement since the last time the board met on July 27, and conveyed to the board that all remaining negotiating issues on the Merger Agreement had been resolved. Barnes & Thornburg once again summarized the directors’ fiduciary duties in the context of an acquiror in a merger transaction, and responded to numerous questions from directors. Stephens then provided an updated analysis of the financial aspects of the proposed merger, and Benjamin Bochnowski led a discussion regarding the strategic rationale for the transaction. Following further discussion among the directors, NWIN’s board of directors unanimously approved the Merger Agreement as presented at the meeting and authorized the execution of the Merger Agreement and all related documents.

Following the completion of the AJSB and NWIN board meetings, AJSB and NWIN executed the definitive Merger Agreement and the AJSB directors and executive officers executed the voting agreement after the close of business on Monday, July 30, 2018. Before the opening of the market on Tuesday, July 31, 2018, NWIN and AJSB issued a joint press release announcing the execution of the Merger Agreement.

AJSB’s Reasons for the Merger; Board Recommendation

AJSB’s board of directors unanimously recommends that AJSB stockholders vote for adoption and approval of the Merger Agreement and the merger. The board’s recommendation follows its determination that the merger and the Merger Agreement were fair to and in the best interest of AJSB and its stockholders. In making its determination and recommendation in authorizing and approving the merger and in approving and adopting the Merger Agreement, AJSB’s board of directors evaluated the merger and the Merger Agreement in consultation with members of AJSB’s management, and with representatives of KBW and Luse Gorman, and also considered a number of factors that the AJSB board of directors viewed as relevant to its decisions, including, without limitation, the following:

•	information concerning the business, earnings, operations, financial condition, asset quality and prospects of AJSB and NWIN, both individually and as a combined company;
•	the understanding of AJSB’s board of directors of the strategic options available to AJSB and the board of directors’ assessment of those options and the likelihood of AJSB’s execution of its business plan as an independent entity, and the board’s determination that execution of the business plan was not more likely to create greater present value for AJSB’s stockholders than the value to be paid by NWIN;
•	the prospects of prudently and profitably deploying AJSB’s excess capital in a reasonable period of time;
•	the challenges facing AJSB’s management to grow AJSB’s franchise and enhance stockholder value given current market conditions, including increased operating costs resulting from regulatory and compliance mandates and competition;
•	conditions and activity in the mergers and acquisition market providing an opportunity for AJSB to deliver accelerated and enhanced stockholder value, as compared to organic growth;
•	the purchase price per share to be paid by NWIN and the resulting valuation multiples;
•	that 55% of the merger consideration (as calculated at the time of entering into the Merger Agreement) would be in stock of NWIN, which would allow AJSB stockholders to participate in the future performance of the combined company;
•	the fact that the cash component of the merger consideration offers AJSB stockholders the opportunity to realize cash for the value of their shares with immediate certainty of value;
•	the increased need for scale to absorb the growing costs of operations, cyber security and compliance with banking regulations;
•	the compatibility of the business cultures of AJSB and NWIN;
•	the complementary nature of and potential synergies related to AJSB’s and NWIN’s business;
•	the geographic fit, NWIN’s commitment to enhancing its strategic position in the Chicagoland market area and increased customer convenience of the expanded branch network of NWIN;
•	the scale, scope, capital position, strength and diversity of operations, product lines and delivery systems that could be achieved by the combined company;
•	the historical performance of NWIN’s common stock, NWIN’s greater market capitalization and the higher level of future cash dividends anticipated to be received by AJSB stockholders;
•	the stock component of the merger consideration, including the exchange ratio, and the potential for the price of NWIN common stock to increase after the signing of the Merger Agreement;

•	the financial presentation, dated July 30, 2018, of KBW to the AJSB board of directors and the opinion, dated July 30, 2018, of KBW to the AJSB board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of AJSB common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of AJSB’s Financial Advisor;”
•	the legal analyses as to the structure of the merger, the Merger Agreement, the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company, and the process that AJSB (including its board of directors) employed in considering potential strategic alternatives, including the merger with NWIN;
•	the merger with NWIN was the result of a broad solicitation process conducted by AJSB with the assistance of KBW;
•	the expected tax treatment of the merger as a “reorganization” for United States federal income tax purposes;
•	certain structural protections included in the Merger Agreement, including:
○	that the terms of the Merger Agreement does not preclude a third party from making an unsolicited acquisition proposal to AJSB and that, under certain limited circumstances more fully described under “The Merger Agreement – Acquisition Proposals by Third Parties,” AJSB may furnish non-public information to and enter into discussions with such a third party regarding an acquisition proposal;
○	the ability of AJSB to terminate the Merger Agreement if the price of NWIN’s common stock drops by more than 20% relative to both its price before public announcement of the transaction and the SNL Small Cap U.S. Bank and Thrift Index, and NWIN does not agree to increase the stock consideration to prevent AJSB’s termination of the Merger Agreement;
○	the ability of AJSB to terminate the Merger Agreement to enter into a definitive agreement for a superior proposal if certain requirements are met, in each case subject to the payment of a termination fee by AJSB of $1,557,000, an amount that was negotiated at arm’s-length and was determined by the AJSB board of directors to be reasonable under the circumstances and generally comparable to termination fees in other similar transactions; and
○	the covenant of NWIN to use its reasonable best efforts to obtain regulatory approval;
•	the anticipated effect of the merger on AJSB’s employees including the prospects for continued employment in a larger organization and various benefits agreed to be provided to AJSB employees (including that AJSB employees whom NWIN elects not to retain after the effective time of the merger will be entitled to severance benefits, upon the signing of a release agreement);
•	that NWIN will reasonably consult with AJSB regarding the identification of one or more officers or directors of AJSB or AJS Bank to serve on the Peoples Bank Advisory Board to advise NWIN on various matters regarding the communities served by AJSB;
•	the benefits to AJSB and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;
•	the ability of NWIN to complete the Merger, from a business, financial, and regulatory perspective, and its proven track record of successfully completing acquisition transactions; and
•	the ability of NWIN to pay the merger consideration and the relative value of the NWIN currency compared to its peers.

The AJSB board of directors also considered a number of potential risks and uncertainties in connection with its consideration of the proposed merger, including, without limitation, the following:

•	the challenges of integrating AJSB’s business, operations and employees with those of NWIN;
•	the potential risk of diverting management attention and resources from the operation of AJSB’s business and towards the completion of the merger;

•	the restrictions on the conduct of AJSB’s business before the completion of the merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent AJSB from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of AJSB absent the pending merger;
•	that the interests of certain of AJSB’s directors and officers may be different from, or in addition to, the interests of AJSB’s other stockholders as described under the heading “Interests of Certain Directors and Officers of AJSB in the Merger;”
•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;
•	the need to and likelihood of obtaining approval by stockholders of AJSB and bank regulators to complete the transaction;
•	the risks and costs associated with entering into the Merger Agreement, including a potential price adjustment for AJSB stockholders if AJSB’s Adjusted Consolidated Stockholders’ Equity is less than $29,450,000 as of the month end prior to the closing of the transaction;
•	the possibility of a reduction in the trading price of NWIN common stock following the announcement of the Merger Agreement and prior to completion of the merger;
•	that a termination fee in the amount of $1,557,000 would have to be paid to NWIN if AJSB determined to terminate the Merger Agreement to accept a superior proposal or if NWIN determined to terminate the Merger Agreement due to AJSB’s material breach of its non-solicitation obligations, or, after the receipt of a third party proposal, AJSB’s breach of its representations or warranties, failure to recommend or the withdrawal or modification of its recommendation of the Merger Agreement, or entry into an acquisition agreement following its failure to obtain stockholder approval of the Merger Agreement;
•	the impact that provisions of the Merger Agreement relating to payment of a termination fee by AJSB may have on AJSB receiving an alternative proposal;
•	the potential costs associated with executing the Merger Agreement, including change in control payments and related costs, as well as estimated advisor fees; and
•	the possibility of litigation in connection with the merger.

This discussion of the information and factors considered by AJSB’s board of directors in reaching its conclusions and recommendation includes the factors identified above, but is not intended to be exhaustive and may not include all of the factors considered by the AJSB board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the AJSB board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the other transactions contemplated by the Merger Agreement, and to make its recommendation to AJSB stockholders. Rather, the AJSB board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the AJSB board of directors may have assigned different weights to different factors.

Certain of AJSB’s directors and executive officers have financial interests in the merger that are different from, or in addition to, those of AJSB’s stockholders generally. The AJSB board of directors was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to AJSB stockholders. For a discussion of these interests, see “Interests of Certain Directors and Officers of AJSB in the Merger.”

For the reasons set forth above, AJSB’s board of directors has unanimously approved the Merger Agreement, has determined that the Merger Agreement and the transactions contemplated thereby, including the merger and merger consideration, are advisable and in the best interests of AJSB and its stockholders, and unanimously recommends that AJSB stockholders vote “FOR” the proposal to approve and adopt the Merger Agreement and the merger and “FOR” the adjournment of the Special Meeting if necessary.

NWIN’s Reasons for the Merger

In reaching its decision to approve the Merger Agreement, NWIN’s board of directors consulted with NWIN’s management, as well as its financial and legal advisors, and considered a number of factors, including:

•	The overall strategic, cultural, and financial fit as a result of the merger between NWIN and AJSB;
•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both NWIN and AJSB, taking into account the results of NWIN’s due diligence review of AJSB, including NWIN’s assessments of AJSB’s credit policies, asset quality, adequacy of loan loss reserves, interest rate risk, and litigation;
•	the overall greater scale that will be achieved by the merger that will better position the combined company for future growth;
•	its belief that NWIN and AJSB have similar cultures and similar community-oriented philosophies, and the complementary nature of the strengths of the management personnel of each company;
•	the belief of NWIN’s management that the merger will result in pre-tax annual cost savings of approximately 40% of AJSB’s non-interest expense base with 85% realized in 2019 and 100% in 2020 and thereafter;
•	the belief of NWIN that the merger will produce earnings enhancement opportunities from additional sources of non-interest income;
•	the estimation by NWIN’s management that the merger will result in an immediate dilution to tangible book value of 0.8% upon closing, and after-tax earnings per share accretion of 6.0% in 2019 (excluding one-time deal related charges) and 6.4% in 2020;
•	the likelihood of a successful integration of AJSB’s business, operations, and workforce with those of NWIN and of successful operation of the combined company, and the belief that customer disruption in the transition phase would not be significant due to the complementary nature of the markets served by NWIN and AJSB;
•	the historical and current market prices of NWIN’s common stock;
•	the fact that AJSB’s stockholders would own approximately 12.6% of the diluted share ownership of the combined company (excluding the impact of the payoff of the AJS Bank ESOP loan);
•	the financial and other terms and conditions of the Merger Agreement, including the fact that the exchange ratio and the per share amount of the cash merger consideration are both fixed, provisions designed to limit the ability of the AJSB’s board of directors to entertain third party acquisition proposals, a provision giving AJSB the right to terminate the Merger Agreement in the event of a specified decline in the market value of NWIN’s common stock relative to a designated market index unless NWIN agrees to pay additional merger consideration, and provisions providing for payment by AJSB to NWIN of a $1,557,000 termination fee if the Merger Agreement is terminated under certain circumstances;
•	the board’s belief that NWIN will be able to finance the cash portion of the merger consideration on substantially the terms contemplated by it;
•	the interests of AJSB’s directors and officers in the merger, in addition to their interests generally as stockholders, as described under “Interests of Certain Directors and Officers of AJSB in the Merger” beginning on page 85; and
•	the need to obtain AJSB’s stockholder approval and regulatory approvals in order to complete the transaction.

The foregoing discussion of the factors considered by NWIN’s board of directors is not intended to be exhaustive, but rather includes the material factors considered by NWIN’s board of directors. In reaching its decision to approve the Merger Agreement and the merger, NWIN’s board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. NWIN’s board of directors considered all these factors as a whole, including discussions with, and questioning of, NWIN’s management and its financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, NWIN’s board of directors unanimously approved the Merger Agreement and determined that the Merger Agreement and the transactions contemplated thereby, including the merger and merger consideration, are advisable and in the best interests of NWIN and its shareholders.

Effects of the Merger

The respective boards of directors of NWIN and AJSB believe that, over the long-term, the merger will be beneficial to NWIN’s shareholders, including the current stockholders of AJSB who will become NWIN shareholders if the merger is completed. The NWIN board of directors believes that one of the potential benefits of the merger is the cost savings that may be realized by combining the two companies and integrating AJS Bank into NWIN’s banking subsidiary, which savings are expected to enhance NWIN’s earnings.

NWIN expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after the merger, which will enable NWIN to achieve economies of scale in these areas. Promptly following the completion of the merger, which is expected to occur during the first quarter of 2019, NWIN plans to begin the process of eliminating redundant functions and eliminating duplicative expenses. It is contemplated that after the merger Peoples Bank will continue to operate the main office and branch offices of AJS Bank as branches of Peoples Bank. For more information about AJS Bank’s branch offices, see “Additional Information About AJSB – Properties” beginning on page 119.

The amount of any cost savings NWIN may realize in 2019 will depend upon how quickly and efficiently NWIN is able to implement the processes outlined above during the year.

NWIN believes that it will achieve cost savings based on the assumption that it will be able to:

•	reduce data processing costs;
•	reduce staff;
•	achieve economies of scale in advertising and marketing budgets; and
•	reduce legal and accounting fees.

NWIN has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

NWIN also believes that the merger will be beneficial to the customers of AJSB as a result of the additional products and services offered by NWIN and because of its increased lending capabilities.

Negotiations, Transactions, or Materials Contracts

Except as set forth above or elsewhere in this proxy statement/prospectus, none of AJSB, AJS Bank, nor any of their respective directors, executive officers, or other affiliates had any negotiations, transactions, or material contracts with NWIN, Peoples Bank, or any of their directors, executive officers, or other affiliates during the past three years that would require disclosure under the rules and regulations of the SEC applicable to this proxy statement/prospectus.

Opinion of AJSB’s Financial Advisor

AJSB engaged KBW to render financial advisory and investment banking services to AJSB, including an opinion to the AJSB board of directors as to the fairness, from a financial point of view, to the holders of AJSB common stock of the merger consideration to be received by such stockholders in the proposed merger of AJSB with and into NWIN. AJSB selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the AJSB board held on July 30, 2018, at which the AJSB board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger with the AJSB board and rendered to the AJSB board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of AJSB common stock. The AJSB board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the AJSB board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of AJSB common stock. It did not address the underlying business decision of AJSB to engage in the merger or enter into the merger agreement or constitute a recommendation to the AJSB board in connection with the merger, and it does not constitute a recommendation to any holder of AJSB common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’, or affiliates’ agreement with respect to the merger.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of AJSB and NWIN and bearing upon the merger, including, among other things:

•	a draft of the merger agreement dated July 26, 2018 (the most recent draft then made available to KBW);
•	the audited financial statements for the three fiscal years ended December 31, 2017 of AJSB;
•	the unaudited quarterly financial statements for the fiscal quarter ended March 31, 2018 of AJSB;
•	certain unaudited quarterly financial results for the quarter ended June 30, 2018 of AJSB (provided to KBW by representatives of AJSB);
•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of NWIN;
•	the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 of NWIN;
•	certain regulatory filings of AJSB and NWIN and their respective subsidiaries, including the quarterly reports on Form Y-9C and the quarterly call reports of AJS Bank and Peoples Bank required to be filed with respect to each quarter during the three-year period ended December 31, 2017 as well as the quarter ended March 31, 2018;
•	certain other interim reports and other communications of AJSB and NWIN provided to their respective stockholders; and
•	other financial information concerning the businesses and operations of AJSB and NWIN that was furnished to KBW by AJSB and NWIN or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of AJSB and NWIN;
•	the assets and liabilities of AJSB and NWIN;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for NWIN and AJSB with similar information for certain other companies the securities of which were publicly traded;
•	financial and operating forecasts and projections of AJSB that were provided by and discussed with AJSB management and that were used and relied upon by KBW at the direction of such management and with the consent of the AJSB board;
•	financial and operating forecasts and projections of NWIN with respect to fiscal years 2018 and 2019 that were discussed with AJSB management, as well as assumed NWIN long-term growth rates and certain other assumptions relating to NWIN that were discussed with NWIN management, all of which information was used and relied upon by KBW based upon such discussions, at the direction of AJSB management and with the consent of the AJSB board; and
•	estimates regarding certain pro forma financial effects of the merger on NWIN (including, without limitation, the cost savings and related expenses expected to result from or be derived from the merger) that were provided by and discussed with the management of NWIN, and used and relied upon by KBW based on such discussions, at the direction of AJSB management and with the consent of the AJSB board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held with the respective managements of AJSB and NWIN regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by AJSB, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with AJSB.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon AJSB management as to the reasonableness and achievability of the financial and operating forecasts and projections of AJSB and the financial and operating forecasts and projections of NWIN with respect to fiscal years 2018 and 2019, all as referred to above (and the assumptions and bases for all such information), and KBW assumed that such forecasts and projections were reasonably prepared and represented, or were consistent with, the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of AJSB, upon NWIN management as to the reasonableness and achievability of the assumed NWIN long-term growth rates and certain other assumptions relating to NWIN and the estimates regarding certain pro forma financial effects of the merger on NWIN (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger), all as referred to above, and the assumptions and bases for all such information, and KBW assumed that all such information was reasonably prepared and represented, or was consistent with, the best currently available estimates and judgments of NWIN management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the foregoing financial information of AJSB and NWIN was not prepared with the expectation of public disclosure, that all of the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of AJSB and NWIN and with the consent of the AJSB board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either AJSB or NWIN since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with AJSB’s consent, that the aggregate allowances for loan and lease losses for AJSB and NWIN are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of AJSB or NWIN, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of AJSB or NWIN under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	that the merger and any related transactions (including the bank subsidiary merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above), with no adjustments to the merger consideration and no other consideration or payments in respect of AJSB common stock;
•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and such related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and
•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of AJSB, NWIN or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of AJSB that AJSB relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to AJSB, NWIN, the merger and any related transaction (including the subsidiary bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of AJSB common stock of the merger consideration to be received by such holders, without regard to the different per share consideration to be received by holders of less than 100 shares of AJSB common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the subsidiary bank merger and the termination of the A.J. Smith Federal Savings Bank Employee Stock Ownership Plan prior to the consummation of the merger), including without limitation, the form or structure of the merger (including the form of the merger consideration, the allocation thereof between cash and stock and the disparate treatment of holders of less than 100 shares of AJSB common stock) or any such related transaction, any consequences of the merger or any such related transaction to AJSB, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder, escrow or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of AJSB to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by AJSB or the AJSB board;
•	the fairness of the amount or nature of any compensation to any of AJSB’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of AJSB common stock;
•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of AJSB (other than the holders of AJSB common stock, solely with respect to the merger consideration (as described in KBW’s opinion) and not relative to the $16.00 in cash to be received by holders of less than 100 shares of AJSB common stock or the consideration to be received by holders of any other class of securities) or holders of any class of securities of NWIN or any other party to any transaction contemplated by the merger agreement;
•	any adjustment (as provided in the merger agreement) to the merger consideration (including to the cash or stock components thereof) assumed to be paid in the merger for purposes of KBW’s opinion;
•	whether NWIN has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration to the holders of AJSB common stock at the closing of the merger;
•	the actual value of NWIN common stock to be issued in the merger;
•	the prices, trading range or volume at which AJSB common stock and NWIN common stock would trade following the public announcement of the merger or the prices, trading range or volume at which NWIN common stock would trade following the consummation of the merger;
•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•	any legal, regulatory, accounting, tax or similar matters relating to AJSB, NWIN, their respective stockholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the subsidiary bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, AJSB and NWIN. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the AJSB board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the AJSB board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between AJSB and NWIN and the decision of AJSB to enter into the merger agreement was solely that of the AJSB board.

The following is a summary of the material financial analyses presented by KBW to the AJSB board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the AJSB board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $15.93 per share of AJSB common stock, or $34.6 million in the aggregate (inclusive of the implied value of in-the-money AJSB options and assuming that holders of less than 100 shares of AJSB common stock receive the merger consideration), consisting of the sum of (i) the implied value of the stock consideration of 0.2030 of a share of NWIN common stock based on the closing price of NWIN common stock on July 27, 2018, and (ii) the cash consideration of $7.20. In addition to the financial analyses described below, KBW reviewed with the AJSB board of directors for informational purposes, among other things, the implied transaction multiple for the proposed merger (based on the implied transaction value for the proposed merger of $15.93 per outstanding share of AJSB common stock) of 78.6x AJSB’s earnings per share (“EPS”) for the 12-month period ended March 31, 2018, as adjusted, in the case of fourth quarter 2017 EPS, for revaluation of AJSB’s deferred tax asset due to the Tax Cuts and Jobs Act.

AJSB Selected Companies Analysis – Midwest United States. Using publicly available information, KBW compared the financial performance, financial condition and market performance of AJSB to 18 selected publicly traded banks and thrifts which were headquartered in the Midwest United States and had total assets between $150 million and $250 million. Merger targets were excluded from the selected companies.

The selected companies were as follows:

Central Bank Corporation	Community Shores Bank Corporation
Grand River Commerce, Inc.	Farmers & Merchants Bancshares, Inc.
FNB, Inc.	Mid-Southern Bancorp, Inc.
Citizens Commerce Bancshares, Inc.	Logansport Financial Corp.
First Bancshares, Inc.	Great American Bancorp, Inc.
AMB Financial Corp.	Home City Financial Corporation
Clarkston Financial Corporation	Pandora Bancshares, Inc.
Home Loan Financial Corporation	Edgewater Bancorp, Inc.
Citizens Independent Bancorp, Inc.	Third Century Bancorp

To perform this analysis, KBW used profitability and other financial information as of, or for the latest 12 months (“LTM”) or the most recent available completed fiscal quarter (“MRQ”) ended, March 31, 2018 and market price information as of July 27, 2018. Where consolidated holding company level financial data for AJSB and the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in AJSB’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of AJSB and the selected companies:

		Selected Companies
	AJSB	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	0.32%	0.56%	0.68%	0.78%	1.05%
MRQ Core Return on Average Equity(1)	1.97%	5.77%	7.06%	7.70%	9.24%
MRQ Net Interest Margin	2.51%	3.54%	3.64%	3.72%	3.90%
MRQ Fee Inc.(2) / Revenue	9.5%	12.1%	14.0%	15.9%	17.3%
MRQ Efficiency Ratio	84.1%	81.9%	78.3%	74.8%	67.9%
(1)	Core income excluded extraordinary items, non-recurring items, and gains/losses on sale of securities.
(2)	Excluded gains / losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of AJSB and the selected companies:

		Selected Companies
	AJSB	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	16.15%	8.43%	9.55%	10.07%	11.60%
Total Capital Ratio	38.24%	12.53%	14.76%	15.54%	18.52%
Loans / Deposits	63.7%	77.5%	84.5%	89.0%	99.9%
Loan Loss Reserve / Gross Loans	0.78%	1.08%	1.17%	1.18%	1.28%
Nonperforming Assets / Loans + OREO	2.88%	2.76%	1.55%	2.27%	1.08%
Net Charge-offs / Average Loans	(0.06%)	0.04%	0.00%	0.03%	(0.02%)

In addition, KBW’s analysis showed the following concerning the market performance of AJSB and the selected companies (excluding the impact of the LTM EPS multiple for one of the selected companies, which multiple was considered to be not meaningful (“NM”) because it was greater than 30.0x, and excluding the impact of the LTM dividend payout ratio for one of the selected companies, which ratio was considered to be not meaningful):

			Selected Companies
	AJSB		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	(2.7%)		1.6%		9.5%		15.3%		22.4%
Year-To-Date Stock Price Change	(6.6%)		(1.0%)		6.8%		8.3%		14.1%
Stock Price / Book Value per Share	0.95	x	0.81	x	1.06	x	1.08	x	1.16	x
Stock Price / Tangible Book Value per Share	0.95	x	0.83	x	1.06	x	1.08	x	1.16	x
Stock Price / LTM Adjusted EPS(1)	NM		11.5	x	12.8	x	13.9	x	14.1	x
Dividend Yield	1.7%		0.3%		1.8%		6.1%		2.6%
LTM Dividend Payout Ratio	NM		0.0%		26.9%		23.6%		37.5%
(1)	EPS adjusted for one-time charges related to corporate tax reform in the fourth quarter of 2017.

No company used as a comparison in the above selected companies analysis is identical to AJSB. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

AJSB Selected Companies Analysis – Nationwide. Using publicly available information, KBW compared the financial performance, financial condition and market performance of AJSB to 16 selected publicly traded United States banks and thrifts which had total assets between $150 million and $250 million and tangible common equity to tangible assets ratios greater than 12%. Merger targets were excluded from the selected companies.

The selected companies were as follows:

Central Bank Corporation	Home Loan Financial Corporation
Farmers Bank of Appomattox	Brunswick Bancorp
Solera National Bancorp, Inc.	Mid-Southern Bancorp, Inc.
Savi Financial Corporation, Inc.	First National Bank of Groton
Blueharbor Bank	Metro Phoenix Bank
Pioneer Bankshares, Inc.	Primary Bank
United National Bank	Logansport Financial Corp.
Bank of Fincastle	CMUV Bancorp

To perform this analysis, KBW used profitability and other financial information as of, or for the latest 12 months or the most recent available completed fiscal quarter ended, March 31, 2018 and market price information as of July 27, 2018. Where consolidated holding company level financial data for AJSB and the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in AJSB’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of AJSB and the selected companies:

		Selected Companies
	AJSB	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	0.32%	0.81%	1.10%	1.07%	1.28%
MRQ Core Return on Average Equity(1)	1.97%	5.71%	8.71%	7.91%	10.03%
MRQ Net Interest Margin	2.51%	3.63%	3.93%	4.10%	4.41%
MRQ Fee Inc.(2) / Revenue	9.5%	9.2%	11.1%	12.8%	18.0%
MRQ Efficiency Ratio	84.1%	70.5%	64.9%	66.0%	58.2%
(1)	Core income excluded extraordinary items, non-recurring items, and gains/losses on sale of securities.
(2)	Excluded gains / losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of AJSB and the selected companies:

		Selected Companies
	AJSB	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	16.15%	12.71%	13.16%	13.77%	14.06%
Total Capital Ratio	38.24%	16.88%	18.51%	18.98%	20.28%
Loans / Deposits	63.7%	77.8%	93.9%	88.9%	97.4%
Loan Loss Reserve / Gross Loans	0.78%	1.16%	1.28%	1.30%	1.32%
Nonperforming Assets / Loans + OREO	2.88%	3.59%	1.22%	2.39%	0.53%
Net Charge-offs / Average Loans	(0.06%)	0.21%	0.03%	0.11%	(0.00%)

In addition, KBW’s analysis showed the following concerning the market performance of AJSB and the selected companies (excluding the impact of the LTM EPS multiples for two of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x, and excluding the impact of the LTM dividend payout ratio for one of the selected companies, which ratio was considered to be not meaningful):

			Selected Companies
	AJSB		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	(2.7%)		13.5%		20.3%		21.6%		36.6%
Year-To-Date Stock Price Change	(6.6%)		0.3%		12.7%		14.8%		24.1%
Stock Price / Book Value per Share	0.95	x	0.92	x	1.11	x	1.12	x	1.23	x
Stock Price / Tangible Book Value per Share	0.95	x	0.92	x	1.11	x	1.12	x	1.23	x
Stock Price / LTM Adjusted EPS(1)	NM		11.8	x	14.1	x	14.9	x	16.5	x
Dividend Yield	1.7%		0.0%		1.7%		5.0%		3.1%
LTM Dividend Payout Ratio	NM		0.0%		8.1%		20.6%		41.1%
(1)	EPS adjusted for one-time charges related to corporate tax reform in the fourth quarter of 2017.

No company used as a comparison in the above selected companies analysis is identical to AJSB. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

NWIN Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of NWIN to 13 selected major exchange-traded banks and thrifts which were headquartered in the Midwest United States and had total assets between $750 million and $1.25 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows:

Middlefield Banc Corp.	Landmark Bancorp, Inc.
Farmers & Merchants Bancorp, Inc.	Guaranty Federal Bancshares, Inc.
Ohio Valley Banc Corp.	SB Financial Group, Inc.
Limestone Bancorp, Inc.	Citizens Community Bancorp, Inc.
First Savings Financial Group, Inc.	HopFed Bancorp, Inc.
Mackinac Financial Corporation	United Bancshares, Inc.
First Capital, Inc.

To perform this analysis, KBW used profitability and other financial information as of, or for the most recent available completed fiscal quarter ended, March 31, 2018 (pro forma, in the case of NWIN, for the impact of its then pending acquisition of First Personal Financial Corp.) and market price information as of July 27, 2018. KBW also used 2018 and 2019 EPS estimates for NWIN discussed with AJSB management, 2018 EPS estimates taken from consensus “street estimates” for the eight selected companies for which 2018 EPS consensus “street estimates” were available, and 2019 EPS estimates taken from consensus “street estimates” for the seven selected companies for which 2019 EPS consensus “street estimates” were available. Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in NWIN’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of NWIN and the selected companies:

		Selected Companies
	NWIN	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.11%	0.78%	1.11%	1.03%	1.27%
MRQ Core Return on Average Equity(1)	11.31%	8.96%	10.02%	10.20%	12.08%
MRQ Net Interest Margin	3.65%	3.53%	3.76%	3.78%	4.14%
MRQ Fee Inc.(2) / Revenue	17.5%	18.7%	19.3%	20.5%	22.7%
MRQ Efficiency Ratio	71.4%	73.7%	68.1%	69.3%	64.4%
(1)	Core income excluded extraordinary items, non-recurring items, and gains/losses on sale of securities.
(2)	Excluded gains / losses on sale of securities.

KBW’s analysis showed the following concerning the financial condition of NWIN and the selected companies:

		Selected Companies
	NWIN	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	8.02%	7.61%	8.70%	8.73%	9.49%
Total Capital Ratio	12.49%	11.70%	12.27%	13.39%	15.50%
Loans / Deposits	77.8%	84.1%	89.3%	88.1%	100.0%
Loan Loss Reserve / Gross Loans	1.13%	0.79%	0.88%	0.92%	1.12%
Nonperforming Assets / Loans + OREO	1.32%	2.19%	1.47%	1.59%	1.14%
Net Charge-offs / Average Loans	0.46%	0.11%	0.04%	0.05%	0.01%

In addition, KBW’s analysis showed the following concerning the market performance of NWIN and the selected companies:

			Selected Companies
	NWIN		25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	2.4%		3.8%		15.1%		20.1%		28.8%
Year-To-Date Stock Price Change	(3.4%)		4.5%		9.6%		9.1%		13.2%
Stock Price / Book Value per Share	1.37	x	1.26	x	1.37	x	1.52	x	1.62	x
Stock Price / Tangible Book Value per Share	1.53	x	1.42	x	1.55	x	1.71	x	1.79	x
Stock Price / 2018E EPS	11.6	x	13.5	x	13.9	x	16.3	x	17.1	x
Stock Price / 2019E EPS	10.8	x	12.0	x	12.2	x	14.9	x	14.9	x
Dividend Yield	2.8%		1.4%		1.7%		1.8%		2.2%
2018 Dividend Payout Ratio	32.4%		22.9%		27.8%		27.2%		32.6%

No company used as a comparison in the above selected companies analysis is identical to NWIN. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 11 selected whole bank and thrift transactions announced since January 1, 2015 in which the acquired companies were headquartered in the Midwest United States and had total assets between $150 million and $300 million, and tangible common equity to tangible assets ratios greater than 11.00%. Transactions without announced deal values or reported transaction price to tangible book value multiples were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company
Southern Missouri Bancorp, Inc.	Gideon Bancshares Company
First Commonwealth Financial Corporation	Garfield Acquisition Corp
QCR Holdings, Inc.	Guaranty Bank and Trust Company
Citizens Community Bancorp, Inc.	Wells Financial Corp.
Monona Bankshares, Inc.	MCB Bankshares, Inc.
OakStar Bancshares, Inc.	Bancshares of Urbana, Inc.
Wintrust Financial Corporation	First Community Financial Corporation
County Bancorp, Inc.	Fox River Valley Bancorp, Inc.
First Cecilian Bancorp, Inc.	Farmers Bancshares, Inc.
First Capital, Inc.	Peoples Bancorp Inc. of Bullitt County
LINCO Bancshares, Inc.	Community First Bank

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction:

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);
•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium; and
•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income).

KBW also reviewed the price per common share paid for the acquired company for the one selected transaction, Citizens Community Bancorp, Inc./Wells Financial Corp., in which the acquired company was publicly traded as a premium to the closing price of the acquired company one day prior to the announcement of the transaction (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied value of the merger consideration of $15.93 per share of AJSB common stock and using historical financial information for AJSB as of or for the 12-month period ended June 30, 2018 and the closing price of AJSB common stock on July 27, 2018.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for two of the selected transactions, which multiples were considered to be not meaningful because they were greater than 30.0x):

			Selected Transactions
	AJSB		25th Percentile		Median		Average		75th Percentile
Transaction Value / Tangible Book Value (x)	1.09	x	1.05	x	1.22	x	1.24	x	1.42	x
Core Deposit Premium (%)	1.6%		0.8%		3.7%		5.3%		6.5%
Transaction Value / LTM EPS(1) (x)	NM		14.3	x	16.8	x	17.0	x	20.2	x
One-day Market Premium (%)	14.4%		27.3%		27.3%		27.3%		27.3%
(1)	In the case of three acquired companies which were S-corporations, EPS was tax-effected.

No company or transaction used as a comparison in the above selected transactions analysis is identical to AJSB or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of NWIN and AJSB to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet data for NWIN (pro forma for the impact of its then pending acquisition of First Personal Financial Corp.) as of March 31, 2018 and historical balance sheet data for AJSB as of June 30, 2018, (ii) 2018 and 2019 net income estimates for NWIN discussed with AJSB management and 2018 and 2019 net income estimates for AJSB provided b AJSB management, and (iii) market price data as of July 27, 2018. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of NWIN and AJSB stockholders in the combined company based on the stock consideration of 0.2030 shares of NWIN common stock and also hypothetically assuming 100% stock consideration in the proposed merger for illustrative purposes:

	NWIN as a % of Total	AJSB as a % of Total
Ownership
At 0.2030x Merger Exchange Ratio	88%	12%
Assuming 100% stock consideration	80%	20%
Balance Sheet
Total Assets	85%	15%
Gross Loans Held For Investment	88%	12%
Deposits	85%	15%
Tangible Common Equity	73%	27%
Income Statement
2018 Estimated Net Income	94%	6%
2019 Estimated Net Income	93%	7%
Market Capitalization	81%	19%

Forecasted Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of NWIN and AJSB. Using (i) closing balance sheet data as of December 31, 2018 for NWIN and AJSB extrapolated from historical data (pro forma, in the case of NWIN, for the impact of its then pending acquisition of First Personal Financial Corp.) using growth rates for NWIN discussed with NWIN management and for AJSB provided by AJSB management, (ii) financial and operating forecasts and projections of NWIN with respect to fiscal years 2018 and 2019 discussed with AJSB management and assumed NWIN long-term growth rates and certain other assumptions relating to NWIN discussed with NWIN management, (iii) financial and operating forecasts and projections of AJSB provided by AJSB management, and (iv) pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by NWIN management, KBW analyzed the potential financial impact of the merger on certain projected financial results of NWIN. This analysis indicated the merger could be accretive to NWIN’s estimated 2019 and 2020 EPS (excluding one-time merger related charges at closing) and dilutive to NWIN’s estimated tangible book value per share as of December 31, 2018. Furthermore, the analysis indicated that each of NWIN’s tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio as of December 31, 2018 could be lower. For all of the above analysis, the actual results achieved by NWIN following the merger may vary from the projected results, and the variations may be material.

AJSB Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of AJSB to estimate a range for the implied equity value of AJSB. In this analysis, KBW used financial and operating forecasts and projections of AJSB provided by AJSB management, and assumed discount rates ranging from 13.0% to 17.0%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that AJSB could generate over the period from December 31, 2018 to December 31, 2023 as a standalone company, and (ii) the present value of AJSB’s implied terminal value at the end of such period. KBW assumed that AJSB would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of AJSB, KBW applied a range of 12.0x to 14.0x AJSB’s estimated 2024 net income. This discounted cash flow analysis resulted in a range of implied values per share of AJSB common stock of $10.46 per share to $11.44 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of AJSB.

NWIN Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis of NWIN to estimate a range for the implied equity value of NWIN. In this analysis, KBW used financial and operating forecasts and projections of NWIN with respect to fiscal years 2018 and 2019 discussed with AJSB management and assumed NWIN long-term growth rates and certain other assumptions relating to NWIN discussed with NWIN management, and assumed discount rates ranging from 11.0% to 15.0%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that NWIN could generate over the period from December 31, 2018 to December 31, 2023 as a standalone company, and (ii) the present value of NWIN’s implied terminal value at the end of such period. KBW assumed that NWIN would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of NWIN, KBW applied a range of 12.5x to 14.5x NWIN’s estimated 2024 net income. This discounted cash flow analysis resulted in a range of implied values per share of NWIN common stock of $47.66 per share to $61.92 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of NWIN or the combined company.

Miscellaneous. KBW acted as financial advisor to AJSB and not as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and in the case of AJSB, further to an existing sales and trading relationship with KBW), may from time to time purchase securities from, and sell securities to, AJSB and NWIN. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of AJSB and NWIN for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, AJSB agreed to pay KBW a cash fee currently estimated to be approximately $424,000, $150,000 of which became payable with the rendering of KBW’s opinion and the balance of which is contingent upon the completion of the merger. AJSB also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, during the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to AJSB. During the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to NWIN. KBW may in the future provide investment banking and financial advisory services to AJSB or NWIN and receive compensation for such services.

Certain Financial Projections Provided by AJSB and NWIN

AJSB and NWIN do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, earnings, or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, during June and July 2018 AJSB’s management provided NWIN certain nonpublic unaudited prospective financial information regarding AJSB prepared by AJSB’s management. In addition, KBW, in connection with the financial analyses performed in rendering its fairness opinion, used certain nonpublic unaudited prospective financial information regarding NWIN, which was provided to AJSB and KBW by NWIN management. A summary of this nonpublic unaudited prospective financial information is included in this proxy statement/prospectus because such nonpublic unaudited prospective financial information was made available to NWIN and AJSB, as the case may be, as described in the preceding sentences. They were also provided to KBW, who also received other prospective financial information that is described below.

This nonpublic unaudited prospective financial information was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements, or GAAP. The information included below does not comprise all of the prospective financial information provided by NWIN and AJSB to each other or to KBW. However, a summary of the material elements of this information is set forth below.

Although presented with numerical specificity, the financial forecasts reflect numerous estimates and assumptions of AJSB’s and NWIN’s respective management made at the time they were prepared. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, the future interest rate environment, the timing and level of loan originations, deposit generation, operating and other expenses, effective tax rates, and other economic, competitive, regulatory, and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies include, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which AJSB and NWIN operate, and the risks and uncertainties described under “Risk Factors” beginning on page 18 and “Cautionary Note About Forward-Looking Statements” beginning on page 22, all of which are difficult to predict and many of which are outside the control of AJSB and NWIN and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized. Actual results may differ materially from those reflected in the financial forecasts, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the management of AJSB and NWIN could or might have taken during these time periods.

The inclusion in this proxy statement/prospectus of the nonpublic unaudited prospective financial information below should not be regarded as an indication that AJSB, NWIN, their respective boards of directors, or KBW considered, or now consider, these projections and forecasts to be fact or necessarily predictive of actual future results, and they should not be relied upon as such. The unaudited prospective financial information does not give effect to the merger of AJSB and NWIN, including the impact of negotiating or executing the Merger Agreement, the expenses to be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on either NWIN or AJSB, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed, or not taken in anticipation of the merger.

No assurances can be given that, if these financial forecasts had been prepared as of the date of this proxy statement/prospectus, the same underlying assumptions would be used. In addition, the financial forecasts may not reflect the manner in which NWIN would operate the AJSB business after the merger. NWIN and AJSB do not intend to, and each disclaims any obligation to, make publicly available any update or other revision to this unaudited prospective financial information to reflect circumstances occurring since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The financial forecasts of AJSB summarized in this section were prepared by and are the responsibility of the management of AJSB. The financial forecasts of NWIN summarized in this section were prepared by and are the responsibility of the management of NWIN. No independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

Further, the unaudited prospective financial information does not take into account the effect on any of AJSB, AJS Bank, NWIN, or Peoples Bank, as applicable, of any possible failure of the merger to occur. None of AJSB, AJS Bank, NWIN, Peoples Bank, or KBW, or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any stockholder of AJSB, shareholder of NWIN, or other person regarding AJSB’s or NWIN’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved.

In light of the foregoing, and taking into account that the Special Meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, AJSB stockholders are cautioned not to place unwarranted reliance on such information, and AJSB urges its stockholders to review AJSB’s and NWIN’s most recent financial statements for a description of their respective historical financial results.

The following information was furnished by AJSB to NWIN and KBW in connection with the merger:

	At and For the Year Ended December 31,
	2018	2019
Total Assets	$194,700,000	$200,541,000
Net Income	716,000	860,000

The following tables present selected unaudited financial projections for NWIN as of and for the periods presented, which were provided by NWIN’s management to AJSB and KBW in connection with the merger:

Estimated As of and for Fiscal Year Ending December 31, 2022
Total Assets	$1,500,000,000
Return on Assets	1.20%
Estimated Annual Average Growth Rate From 2018 to 2022
Earnings per share	5-10%

The selected unaudited financial projections of NWIN set forth above reflect estimates and judgments based on information available to NWIN’s management at the time of preparation, which NWIN’s management believes to be reasonable under the circumstances and reasonable at the time they were made. Readers of this proxy statement/prospectus are cautioned that these selected unaudited financial projections are subject to significant economic, competitive, regulatory, industry, and other uncertainties and may not be achieved in full, at all, or within projected timeframes.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this document and is incorporated into this document by reference. You should read the Merger Agreement in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement, at the completion of the merger, AJSB will merge with and into NWIN, with NWIN as the surviving corporation of such merger. The separate existence of AJSB will terminate. The shares of NWIN common stock will continue to be quoted on the OTC Pink Marketplace and OTC Bulletin Board under the symbol “NWIN.” Simultaneously with the merger, AJS Bank will be merged with and into Peoples Bank, a wholly owned subsidiary of NWIN.

Under the Merger Agreement, the executive officers and directors of NWIN and Peoples Bank serving at the effective time of the merger will continue to serve as such after the merger is consummated.

Merger Consideration

If the merger is completed, each share of AJSB common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held by the AJS Bank ESOP that are remitted to AJSB prior to the effective time for purposes of repayment of the ESOP loan balance, and shares held by NWIN, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) will be converted into the right to receive, subject to adjustment as provided below, both (i) 0.2030 shares of NWIN common stock (which we refer to as the “exchange ratio” or “stock consideration”), and (ii) $7.20 in cash (which we refer to as the “cash consideration,” and together with the stock consideration, and as may be adjusted as described below, the “merger consideration”); provided, however, that AJSB stockholders owning fewer than 100 shares of AJSB common stock as of the effective time will be entitled to receive $16.00 per share in cash and will not be entitled to receive any NWIN common stock.

No fractional shares of NWIN common stock will be issued in the merger. Instead, NWIN will pay to each holder of AJSB common stock who otherwise would be entitled to a fractional share of NWIN common stock an amount in cash (without interest) determined by multiplying such fraction by the volume-weighted average per share closing price of a share of NWIN common stock, rounded to the nearest cent, as quoted on the OTC Pink Marketplace during the fifteen consecutive trading days immediately preceding the second business day prior to the closing of the merger.

The merger consideration is subject to adjustment as follows:

•	Decrease in AJSB Adjusted Consolidated Stockholders’ Equity. If, as of the end of the month prior to the effective time of the merger, the AJSB Adjusted Consolidated Stockholders’ Equity (as defined below) is less than $29,450,000 (such shortfall, the “Equity Shortfall”), first, the cash consideration will be reduced in an amount equal to the Cash Adjustment Amount (defined below), then, second, if necessary, the stock consideration will be reduced to the Adjusted Stock Consideration (as defined below). For these purposes, “AJSB Adjusted Consolidated Stockholders’ Equity” means the consolidated stockholders’ equity of AJSB and all of its subsidiaries determined in accordance with GAAP consistently applied for prior periods; provided that, (i) any accruals established by AJSB or expenses incurred by AJSB pursuant to the Merger Agreement provisions relating to loan loss reserves and expenses; and (ii) any change in AJSB’s accumulated other comprehensive income, whether upward or downward, from such amount at May 31, 2018, which NWIN and AJSB acknowledge to be $(945,150), until the measurement date, in each case incurred or to be incurred by AJSB through the effective time, will not reduce or impact the calculation of the AJSB Adjusted Consolidated Stockholders’ Equity (and all such excluded amounts also will be determined in accordance with GAAP).

For purposes of the foregoing adjustment provision, “Cash Adjustment Amount” means the quotient obtained by dividing (1) the Equity Shortfall by, (2) the number of issued and outstanding shares of AJSB common stock as of immediately prior to the effective time (the “Closing Shares Amount”), rounded to the nearest tenth of a cent; provided that, the Cash Adjustment Amount shall be no greater than the Cash Consideration. Also for these purposes, “Adjusted Stock Consideration” means the quotient obtained by dividing (1) the Adjusted Stock Price (defined below), by (2) the Average NWIN Closing Price (defined below).

The “Adjusted Stock Price” means (A) the product of (1) the stock consideration, multiplied by (2) $43.36, minus (B) the quotient obtained by dividing (1) the Equity Shortfall remaining after the operation of the Cash Adjustment Amount provision described above, by (2) the Closing Shares Amount. The “Average NWIN Closing Price” means the volume weighted average closing price of a share of NWIN common stock (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the OTC Pink Marketplace for the 20 consecutive trading days immediately preceding the effective time of the merger.

If the merger closed as of September 30, 2018, there would have been no adjustment to the merger consideration based upon the AJSB Adjusted Consolidated Stockholders’ Equity provision. The merger consideration remains subject to adjustment, however, based upon the level of the AJSB Adjusted Consolidated Stockholders’ Equity (as computed in accordance with the terms of the Merger Agreement) as of the end of the month prior to the effective time of the merger.

•	Anti-Dilution Adjustments. If prior to the effective time of the merger, NWIN changes the number of shares of NWIN common stock outstanding by way of a stock split, stock dividend, or similar transaction, or if NWIN establishes a record date for such a change, the exchange ratio will be adjusted accordingly so that each stockholder of AJSB at the effective time will receive, in the aggregate, the number of shares of NWIN common stock representing the same percentage of the outstanding shares of NWIN common stock that such stockholder would have received if such change had not occurred.
•	Decrease in Market Price of NWIN Common Stock. AJSB may terminate the Merger Agreement if, at any time during the five-business day period commencing on the date that is the 15th business day prior to the scheduled closing date of the merger (the “determination date”), only if both of the following conditions are satisfied:
○	the volume-weighted average of the daily closing price of NWIN common stock as reported on the OTC Pink Marketplace for the fifteen consecutive trading days immediately preceding the determination date (the “NWIN Market Value”) is less than $34.37; and
○	the percentage decrease in the stock price of NWIN from $34.37 is more than 20% greater than the percentage decrease in the SNL Small Cap U.S. Bank and Thrift Index during the same period.

If AJSB elects to exercise its termination right as described above, NWIN may elect to avoid termination of the Merger Agreement by increasing the stock consideration by one of two amounts determined pursuant to the following formula: (i) the product obtained by multiplying the exchange ratio by the difference between (A) $34.37, and (B) the NWIN Market Value; or (ii) the product obtained by multiplying the exchange ratio by the difference between (A) the Second Trigger Price (defined below), and (B) the NWIN Market Value. For these purposes, the “Second Trigger Price” means $34.37 multiplied by the number obtained by subtracting 0.1999 from the number obtained by dividing (A) the sum of the final stock prices of each company comprising the SNL Small Cap U.S. Bank and Thrift Index (or such substitute index as determined pursuant to the Merger Agreement), by (B) the sum of the initial stock prices of each such company comprising such index. Since the formula is dependent on the future price of NWIN’s common stock and that of the SNL Small Cap U.S. Bank and Thrift Index, it is not possible to determine at this time if the merger consideration will be adjusted pursuant to the foregoing provisions or what any such adjusted merger consideration would be. However, in general, more shares of NWIN common stock would be issued, to take into account the extent by which the average price of NWIN’s common stock exceeded the decline in the average price of the common stock of the index group.

Treatment of AJSB Stock Options and Restricted Stock Awards

The Merger Agreement provides that all outstanding options to purchase AJSB common stock, whether or not vested, will be converted into the right to receive, at the effective time of the merger, $16.00 per share in cash, minus the per share exercise price for each share subject to an AJSB stock option, less applicable tax withholdings. These payments will be made by AJSB immediately prior to the effective time of the merger. As of the date of this proxy statement/prospectus, there were outstanding vested options to purchase 79,096 shares of AJSB common stock at a weighted average exercise price of $12.23 per share, and outstanding unvested options to purchase 22,036 shares of AJSB common stock with a weighted average exercise price of $12.99 per share. Therefore, outstanding options as of the date of this proxy statement/prospectus will be cashed out for approximately $365,087 (based on the cash-out price of $16.00 per share of AJSB).

At the effective time of the merger, each award of restricted shares of AJSB common stock, whether or not vested, that is outstanding immediately prior to the effective time of the merger will fully vest and be cancelled and automatically converted into the right to receive the merger consideration. NWIN will make the payments with respect to these restricted share awards, less applicable tax withholdings, in the same manner as the merger consideration is delivered to other AJSB stockholders.

Voting Agreements

As of the record date of the AJSB Special Meeting, AJSB’s executive officers and directors owned and had the power to vote 174,032 shares of AJSB common stock, which represents approximately 8.1% of the voting power represented by the 2,149,860 issued and outstanding shares of AJSB common stock. In connection with the execution of the Merger Agreement, all of the directors and the executive officers of AJSB executed a voting agreement pursuant to which they agreed to vote their 174,032 AJSB shares in favor of the Merger Agreement and the merger. A copy of that voting agreement is attached as Appendix C to this proxy statement/prospectus.

Treatment of the AJS Bank Employee Stock Ownership Plan

No later than 14 days prior to the closing date of the merger, AJSB will terminate the AJS Bank ESOP, effective as of the closing date. AJSB also will amend the AJS Bank ESOP to: (i) freeze participation under the plan and to provide that no distributions will be made until after the IRS issues a favorable determination letter that the plan termination does not adversely affect the AJS Bank ESOP’s qualification for favorable income tax treatment under the Code (however, distributions may be made earlier upon the occurrence of a participant’s retirement, death, disability, or termination of employment, or any other event, other than the plan termination, that requires a distribution from the plan); and (ii) provide that the excess of the proceeds from the sale or remittance of shares of AJSB common stock held in the plan’s unallocated suspense account over the unpaid principal and accrued interest of the AJS Bank ESOP loan attributable to the shares held in the suspense account will (after repayment of the note) be allocated to the accounts of the AJS Bank ESOP’s active participants according to each active participant’s proportionate AJS Bank ESOP account balance as of the day before the plan termination date. AJSB will file, or cause to be filed, with the IRS an application for a favorable determination letter upon termination of the AJS Bank ESOP.

AJSB will direct the trustee of the AJS Bank ESOP to cause the unpaid principal balance and accrued interest of the AJS Bank ESOP loan to be repaid by remitting a sufficient number of AJSB shares held in the AJS Bank ESOP’s suspense account to AJSB or any other lender, including NWIN as successor in interest to AJSB, with each remitted share to be valued in an amount of cash equal to the merger consideration. All remaining AJSB shares held by the AJS Bank ESOP (including any shares remaining in the suspense account) will be converted into the merger consideration.

AJSB will make contributions to the AJS Bank ESOP prior to the effective time of the merger consistent with the terms of the plan and past practices.

Exchange and Payment Procedures

At and after the effective time of the merger, each physical certificate or book-entry account statement representing shares of AJSB common stock (other than shares held by the AJS Bank ESOP that are remitted to AJSB prior to the Effective Time for purposes of repayment of the ESOP loan balance as contemplated by the Merger Agreement and shares held by NWIN) will represent only the right to receive the merger consideration in accordance with the terms of the Merger Agreement. No later than one business day prior to the closing date of the merger, NWIN will provide the exchange agent with the authorization to issue a sufficient number of shares of NWIN common stock to be used to issue the aggregate stock consideration to the AJSB stockholders, and NWIN will deposit, or cause to be deposited, with the exchange agent cash sufficient to pay the aggregate cash consideration to the AJSB stockholders (together with cash payable with respect to any fractional shares). Within five business days after the effective time of the merger, the exchange agent will mail a letter of transmittal to each holder of AJSB common stock, which will include detailed instructions on how such holder may exchange such holder’s AJSB’s stock certificates (or shares held in book-entry form) for the merger consideration.

NWIN will cause a book-entry statement representing the number of whole shares of NWIN common stock that each holder of AJSB common stock owning 100 or more shares of AJSB common stock has the right to receive and a check in the aggregate amount of such stockholder’s cash consideration, plus any cash that such holder has the right to receive in lieu of a fractional share of NWIN common stock, to be delivered to such stockholder as soon as reasonably practicable after the stockholder delivers to the exchange agent (or NWIN, as the case may be) the old certificates representing such shares of AJSB common stock and a properly completed letter of transmittal, and any other documents required by the Merger Agreement or reasonably requested by NWIN or the exchange agent. Beneficial owners and/or holders of record of fewer than 100 shares will receive cash equal to $16.00 per share upon delivery to NWIN of certificates representing such shares and a properly completed letter of transmittal. You are not required to take any special additional actions if your shares of AJSB common stock are held in book-entry form. After the completion of the merger, shares of AJSB common stock held in book-entry form automatically will be exchanged for book-entry shares of NWIN common stock, plus the cash consideration. No interest will be paid on any merger consideration that any such holder shall be entitled to receive.

No dividends or other distributions on NWIN common stock with a record date occurring after the effective time of the merger will be paid to the holder of any unsurrendered old certificate representing shares of AJSB common stock (or shares held in book-entry form) until the holder surrenders such old certificate (or other required documents in connection with book-entry shares) in accordance with the Merger Agreement.

The stock transfer books of AJSB will be closed immediately at the effective time of the merger, and after the effective time, there will be no transfers on the stock transfer records of AJSB of any shares of AJSB common stock. NWIN will be entitled to rely on AJSB’s stock transfer books to establish the identity of those persons entitled to receive merger consideration. In the event of a dispute with respect to ownership of stock represented by any old certificate or book-entry statement of AJSB common stock, then NWIN will be entitled to deposit any merger consideration represented by the old certificate in escrow with an independent third party selected by NWIN. If any old certificate or book-entry statement is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate or book-entry statement to be lost, stolen, or destroyed and, if required by NWIN, the posting by such person of a bond or other indemnity as NWIN may reasonably direct as indemnity against any claim that may be made with respect to the old certificate or book-entry statement, NWIN will issue the merger consideration in exchange for such lost, stolen, or destroyed certificate or book-entry statement. All shares of AJSB common stock held as treasury stock or owned by NWIN will be cancelled and will cease to exist, and no stock of NWIN or other consideration will be exchanged for such stock.

If outstanding old certificates for AJSB shares (or other required documents in connection with book-entry shares) are not surrendered or the payment for the certificates or book-entry shares is not claimed prior to the date the merger consideration would otherwise escheat to the appropriate governmental entity, the unclaimed merger consideration will, to the extent permitted by law, become the property of NWIN free and clear of all claims of any person who may previously have been entitled to such consideration. Neither the exchange agent, NWIN, nor AJSB will have any liability to an AJSB stockholder for any escheat of the merger consideration under applicable law.

Exchange Agent

NWIN’s transfer agent, Broadridge Corporate Issuer Solutions, Inc., will act as the exchange agent in connection with the merger.

Dividends and Distributions

Until AJSB common stock certificates (or other documents required in connection with book-entry shares) are surrendered for exchange, any dividends or other distributions declared after the effective time of the merger with respect to NWIN common shares into which shares of AJSB common stock may have been converted will accrue but will not be paid. When such certificates or book-entry shares have been duly surrendered, NWIN will pay any unpaid dividends or other distributions, without interest. When certificates representing shares of AJSB common stock (or other documents in connection with book-entry shares) are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties of AJSB, on the one hand, and NWIN, on the other hand, to each other, as to, among other things, the following:

•	the corporate organization and existence of each party;
•	the authority of each party to enter into the Merger Agreement, performs its obligations under the Merger Agreement, and make it valid and binding;
•	the fact that the Merger Agreement does not conflict with or violate:
○	the articles of incorporation and bylaws of each party;
○	applicable law; and
○	agreements, instruments, or obligations of each party;
•	the capitalization of AJSB and NWIN;
•	each party’s compliance with applicable law;
•	the accuracy of statements made and materials provided by each party;
•	the absence of undisclosed obligations or liabilities;
•	financial statements and reports;
•	the adequacy of each party’s reserves, including loan loss reserves;
•	the filing and accuracy of tax returns;
•	litigation and pending proceedings;
•	each party’s deposit insurance;
•	each party’s Community Reinvestment Act exam rating;
•	no reason for any denials or delays in regulatory approvals;
•	compliance with bank secrecy and anti-money laundering laws and regulations;
•	internal controls;
•	absence of certain events occurring since June 30, 2018;
•	information technology;
•	stockholder approval requirements;
•	employee benefit plans; and
•	agreements with regulatory agencies.

In addition, the Merger Agreement contains representations and warranties of AJSB to NWIN as to:

•	material contracts;
•	the status of its loans and investments and the provisions for loan losses;
•	indebtedness;
•	labor and employment matters, including compliance with applicable labor and employment laws;
•	obligations to employees;
•	insider transactions;
•	indemnification agreements;

•	books and records;
•	title to its assets;
•	intellectual property;
•	no antitakeover provisions or shareholder rights plans;
•	insurance;
•	broker’s, finder’s, and other fees;
•	fiduciary accounts;
•	receipt of a fairness opinion from AJSB’s financial advisor; and
•	the inapplicability of antitakeover provisions under applicable law.

Finally, the Merger Agreement contains representations and warranties of NWIN to AJSB as to:

•	Securities and Exchange Commission filings;
•	NWIN’s financial capability to pay the aggregate cash consideration under the Merger Agreement; and
•	Peoples Bank’s status as “well-capitalized” under the FDIC’s capital maintenance regulations.

No representations and warranties of the parties will survive the consummation of the merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure schedules that were separately delivered by each party to the other party to the Merger Agreement.

Conduct of Business Prior to Completion of the Merger

Under the Merger Agreement, AJSB has agreed to certain restrictions on its activities until the merger is completed or terminated. In general, AJSB and AJS Bank are required until the effective time of the merger to:

•	conduct its business diligently, substantially in the manner as it is presently being conducted, and in the ordinary course of business;
•	use reasonable best efforts to preserve its business organization intact in all material respects, keep available the services of the present officers and employees, and preserve its present relationships with customers and persons with whom it has business dealings;
•	use reasonable best efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted;
•	maintain its books, records, and accounts in the usual, regular, and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules, and regulations applicable to them and to the conduct of its business; and
•	not knowingly do or fail to do anything that will cause a material breach of, or default in, any material contract, agreement, commitment, obligation, understanding, arrangement, lease, or license to which it is a party or by which it is or may be subject or bound.

The following is a summary of the more significant restrictions imposed upon AJSB, subject to the exceptions set forth in the Merger Agreement. Specifically, without the prior consent of NWIN, which shall not be unreasonably withheld (which prior written consent will be deemed to have been given if NWIN has not objected to a proposed action by AJSB on or before three business days after written notice has been given by AJSB and received by NWIN, which notice shall contain sufficient information, in NWIN’s reasonable discretion, regarding the matter for which AJSB is seeking consent), AJSB and AJS Bank may not:

•	make any changes in the capitalization or the number of issued and outstanding shares of AJSB or AJS Bank (other than pursuant to the exercise of any stock options that were outstanding as of the date of the Merger Agreement), or redeem any of its outstanding shares of common stock or other securities (other than the withholding of shares to satisfy tax obligations in connection with the vesting of restricted stock or the exercise of options);

•	authorize a class of stock or issue or grant any warrant, option, right, or other agreement relating to its stock or any convertible securities, or authorize the issuance of securities (other than pursuant to the exercise of any stock options outstanding as of the date of the Merger Agreement);
•	distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its stockholders; provided that, AJSB’s subsidiaries may pay cash dividends to AJSB or AJS Bank in the ordinary course of business for payment of reasonable and necessary business and operating expenses of AJSB or AJS Bank and expenses of the merger; provided further that, AJSB may pay its normal quarterly cash dividend of $0.06 per share to its stockholders, which will not be increased in per share amount; provided further that, at NWIN’s request and except as prohibited by law or by any bank regulatory agency, AJS Bank may pay dividends to AJSB; provided further that, no dividend may be paid for the quarter in which the merger is scheduled to be consummated or actually consummated if during such period AJS Bank’s stockholders will become entitled to receive dividends on their shares of NWIN common stock received in the merger;
•	purchase or otherwise acquire any investment security for their own account that exceeds $1,500,000 individually, other than U.S. Treasury or other governmental obligations or asset-backed securities issued or guaranteed by U.S. governmental or other agencies, in either case having an average remaining life of three years or less;
•	except as already committed in writing, cancel, release, or compromise any indebtedness in excess of $50,000 owing;
•	amend the articles of incorporation and bylaws of AJSB or the similar organizational documents of any of its subsidiaries;
•	make, renew, or otherwise modify any loan or commitment to lend money, or issue any letter of credit to any person if the loan is an existing credit on the books of AJSB or AJS Bank and classified as “Special Mention,” “Substandard,” “Doubtful,” or “Loss” in an amount in excess of $250,000; or, except for binding commitments in effect as of the date of the Merger Agreement, make, purchase, renew, modify, or amend or extend the maturity of (i) any commercial loan in excess of $250,000 (provided that AJS Bank may renew, modify, amend, or extend the maturity of existing performing commercial loans (which are not classified or non-accrual) with existing principal balances of $500,000 or less), (ii) any one-to-four family residential mortgage loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained) or any one- to-four family residential mortgage loan in excess of $453,100, (iii) any consumer loan in excess of $100,000, (iv) any home equity loan or line of credit in excess of $100,000, (v) any loan participation, or (vi) any agreement to purchase mortgage loans from any third party originator, except as permitted by the Merger Agreement;
•	except as contemplated by the Merger Agreement, waive, release, grant, or transfer any material rights of value, or enter into, amend, or terminate any contract, agreement, lease, commitment, understanding, arrangement, or transaction, or incur any liability or obligation requiring payments by AJSB or any of its subsidiaries that exceed $50,000, whether individually or in the aggregate or that contain any financial commitment extending after July 30, 2019;
•	open or close any branch or ATM, or make an application for the foregoing, except as may be contemplated by any application filed with any bank regulatory authority in connection with the merger;
•	except as already committed in writing as of the date of the Merger Agreement, make any capital expenditures in excess of $25,000 individually or $150,000 in the aggregate; or
•	knowingly take or fail to take any action that would or would be likely to prevent, impede, or delay the merger from qualifying as a tax-free reorganization as defined by Section 368(a) of the Code.

Covenants

In addition to the restrictions noted above, AJSB and NWIN have agreed to take other actions, such as:

•	in the case of AJSB, to submit the Merger Agreement to its stockholders at a meeting to be called and held as soon as reasonably practicable after the date of the Merger Agreement and the effectiveness of the Registration Statement;
•	in the case of AJSB, to proceed expeditiously, cooperate fully and use reasonable best efforts to assist NWIN in procuring all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law that are necessary for consummation of the merger, and to ensure that any materials or information provided by AJSB to NWIN for use by NWIN in any filing with any state or federal regulatory agency or authority will not contain any untrue or misleading statement of material fact or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading;
•	in the case of AJSB, to use reasonable best efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents;
•	in the case of AJSB and its subsidiaries, to maintain insurance on its assets, properties, and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as were insured by AJSB or any of it as of the date of the Merger Agreement;
•	in the case of AJSB, (i) to continue to accrue reserves for employee benefits and merger related expenses, and (ii) to consult and cooperate in good faith with NWIN on conforming the loan and accounting policies and practices of AJSB to those policies and practices of NWIN for financial accounting and/or income tax reporting purposes, and determining the amount and timing for recognizing AJSB’s expenses of the merger, but in no event earlier than the fifth day before the closing of the merger and only after NWIN acknowledges that all conditions to its obligation to consummate the merger have been satisfied;
•	in the case of AJSB, to cease and cause to be terminated any existing solicitations, discussions, or negotiations with other parties that have made or intend to make an acquisition proposal, except as permitted by the Merger Agreement;
•	in the case of AJSB and NWIN, to use reasonable best efforts to develop a joint communications plan with respect to the Merger Agreement and to ensure that all press releases and other public statements with respect to the Merger Agreement are consistent with the joint communications plan;
•	in the case of AJSB and NWIN, to supplement, amend, and update the disclosure schedules to the Merger Agreement as necessary;
•	in the case of AJSB and NWIN, to give the other party’s representatives and agents, including investment bankers, attorneys, or accountants, upon reasonable notice, reasonable access during normal business hours throughout the period prior to the effective time of the merger to the other party’s properties, facilities, operations, books, and records (with exceptions for minutes which would result in a waiver of the attorney-client privilege);
•	in the case of AJSB, to deliver updated financial statements;
•	in the case of AJSB, if requested by NWIN, to cooperate with an environmental consulting firm designated by NWIN in the conduct by such firm of a phase I environmental investigation on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by AJSB or AJS Bank as of the date of the Merger Agreement, and any real property acquired or leased by AJSB or AJS Bank after the date of the Merger Agreement, to the extent not prohibited by any applicable lease;
•	in the case of AJSB, to deliver any reports, notices, or proxy statements sent to any governmental authority, and any orders issued by any governmental authority, to NWIN when available;

•	in the case of AJSB, to not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, (ii) any of the conditions to the merger not being satisfied in any material respect, (iii) a material violation of any provision of the Merger Agreement, or (iv) a material delay in the consummation of the merger;
•	in the case of AJSB, not to create any employment contract, agreement, or understanding with or employment rights for any of the officers or employees of AJSB or AJS Bank or prohibit or restrict NWIN from changing, amending, or terminating any employee benefits provided to its employees from time to time;
•	in the case of AJSB, to take all actions necessary to terminate, as of the effective time of the merger, all of AJSB’s and its subsidiaries’ fully insured welfare benefit and Code Section 125 “cafeteria plans” and group insurance policies, unless otherwise instructed by NWIN;
•	in the case of AJSB, no later than 14 days prior to the closing date, and subject to review and approval by NWIN, to terminate the AJS Bank ESOP effective as of the closing date, to amend the AJS Bank ESOP to freeze participation under the plan, and to prohibit distributions of accrued benefits after the plan’s termination date until the IRS issues a favorable determination letter as to the plan’s qualification for favorable tax treatment under the Code (except for distributions permitted under the terms of the plan upon the occurrence of certain events), and to amend the AJS Bank ESOP to provide that the excess of the proceeds from the sale or remittance of shares of AJSB common stock held in the plan’s unallocated suspense account over the unpaid principal and accrued interest of the note attributable to the suspense shares shall (after repayment of the note) be allocated to the accounts of the plan participants on a pro rata basis; and AJSB will file an application with the IRS for the favorable determination letter regarding the AJS Bank ESOP referenced above;
•	in the case of AJSB and AJS Bank, to cooperate with NWIN to prepare to effectuate the merger of AJS Bank with and into Peoples Bank, and to reconstitute the directors and officers of AJS Bank and, if requested by NWIN, to amend the articles of incorporation and bylaws of AJS Bank;
•	in the case of AJSB, to commence immediately after the date of the Merger Agreement with transfers of information, processes, systems, and data to NWIN, and prior to the closing and after the receipt of the bank regulatory approvals to cooperate with the installation and conversion of equipment;
•	in the case of NWIN, it has agreed to honor the terms of certain change in control agreements with the following employees of AJS Bank, unless any such change in control agreement is superseded by an agreement entered into on or prior to the effective time of the merger: Jerry Weberling, Donna Manuel, Susan Coleman, JoAnne Cano, and Sarah Rasmussen. In this regard, NWIN and AJSB will use their best efforts to enter into a mutual termination of change in control agreement with each of Ms. Coleman, Ms. Cano, and Ms. Rasmussen. Concurrently with the execution of the Merger Agreement, NWIN and AJSB entered into mutual termination of change in control agreements with Jerry Weberling and Donna Manuel, which will supersede their change in control agreements as of the effective time of the merger;
•	in the case of NWIN, on or before the effective time of the merger, to offer a consulting agreement to Jerry Weberling, the President, Chief Executive Officer, and Chief Financial Officer of AJSB, in a form mutually acceptable to NWIN and Mr. Weberling;
•	in the case of NWIN, to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement, and in no event later than 45 days after the execution of the Merger Agreement (provided that each party has timely provided all information requested in writing by the other party or its counsel);
•	in the case of AJSB and NWIN, to prepare this proxy statement/prospectus and, in the case of NWIN, file a registration statement with the SEC covering the shares of NWIN common stock to be issued to AJSB stockholders pursuant to the Merger Agreement as soon as practicable following the date of the Merger Agreement;

•	in the case of NWIN, to make available to the employees of AJSB and AJS Bank which NWIN intends to retain after the effective time, substantially the same employee benefits as are generally available to NWIN employees, and to provide credit for prior service with AJSB and AJS Bank for purposes of eligibility and vesting under NWIN’s employee benefit plans, and for all purposes under any welfare plan, severance plan, and similar arrangements maintained by NWIN or any subsidiary;
•	in the case of NWIN, to provide severance benefits to certain employees of AJSB and AJS Bank who NWIN elects to retain after the effective time of the merger and who have a qualifying termination event (as defined in the Merger Agreement) within 12 months after the effective time (subject to the execution and delivery of a release agreement);
•	in the case of NWIN, maintain a directors’ and officers’ liability insurance policy for six years after the effective time of the merger to cover the present officers and directors of AJSB and AJS Bank with respect to claims against such directors and officers arising from facts or events that occurred before the effective time, and continue for six years after the effective time the indemnification and exculpation rights of the present and former officers and directors of AJSB and AJS Bank against all losses, expenses, claims, damages, or liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time to the same extent then permitted under Maryland law or the articles of incorporation or bylaws of AJSB or AJS Bank; except that NWIN is not required to pay annual premiums in excess of 200% of the annual premium for the current annual term of the existing policy currently maintained by AJSB;
•	in the case of NWIN, will authorize and reserve the maximum number of shares of NWIN common stock to be issued pursuant to the Merger Agreement;
•	in the case of NWIN, will take all steps, as may be necessary or appropriate, to cause the transactions contemplated by the provisions of the Merger Agreement related to the manner and basis of exchange of AJSB’s common stock, and any other dispositions of equity securities of AJSB or acquisitions of securities of NWIN in connection with the consummation of the merger, to be exempt under Rule 16b-3(d) under the Exchange Act; and
•	in the case of NWIN, to reasonably consult with AJSB regarding the identification of one or more officers of AJSB or AJS Bank and/or members of AJSB’s board of directors to serve on the Peoples Bank Advisory Board, which will be comprised of three to five members and will advise Peoples Bank on various matters in AJS Bank’s existing market area, with the members of the advisory board to be determined in the sole discretion of NWIN.

The Merger Agreement also contains certain additional covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement – Employee Benefits and Payments” beginning on page 78, and “Interests of Certain Directors and Officers of AJSB in the Merger” beginning on page 85.

Acquisition Proposals by Third Parties

In the Merger Agreement, AJSB agreed to immediately cease and cause to be terminated any existing solicitations, discussions, or negotiations with other persons or entities that had made, or indicated an intention to make, a proposal to acquire AJSB. In addition, until the merger is completed or the Merger Agreement is terminated, AJSB has agreed that it, and its officers, directors, and representatives, and those of AJS Bank, will not:

•	solicit, initiate, or knowingly encourage or facilitate any inquiries, offers, or proposals to acquire AJSB; or
•	initiate, participate in, or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate regarding an offer or proposal to acquire AJSB.

However, at any time before the Special Meeting, AJSB may furnish information regarding AJSB to, or enter into and engage in discussions with, any person or entity in response to a bona fide unsolicited proposal from a third party that was received after the date of the Merger Agreement (and not withdrawn) relating to an acquisition proposal if:

•	AJSB’s board of directors (after consultation with its financial advisor and outside legal counsel) determines in good faith that such proposal constitutes or is reasonably likely to lead to a proposal that is superior to AJSB’s stockholders from a financial point of view than the merger, and the failure to consider such proposal would reasonably likely result in a breach of the fiduciary duties of AJSB’s board of directors; and
•	AJSB provides any information to NWIN that it intends to provide to such third party, and only after having entered into a confidentiality agreement with such third party that contains provisions at least as restrictive to such third party as the provisions are to NWIN in the confidentiality agreement between AJSB and NWIN that has been executed in connection with the merger.

Additionally, AJSB’s board of directors or any committee of the board will not fail to make, withdraw, or modify its recommendation to AJSB’s stockholders to approve the Merger Agreement, or cause or permit AJSB or AJS Bank to enter into any letter of intent or similar document, agreement in principle, or definitive agreement constituting or related to any acquisition agreement, unless, at any time prior to the Special Meeting:

•	AJSB’s board of directors determines in good faith (after consulting with its financial advisors and outside legal counsel) that the failure to do so would reasonably likely result in a breach of its fiduciary duties to AJSB’s stockholders under applicable law; and
•	AJSB’s board of directors has provided prior written notice to NWIN that it is prepared to change or withhold its recommendation to AJSB’s stockholders in response to a superior proposal, and provides NWIN with the most current version of any proposed written agreement or letter of intent relating to the superior proposal, and NWIN fails, within seven business days after receipt of such notice, to make a proposal that would, in the reasonable good faith judgment of the AJSB board of directors (after consultation with financial advisors and outside legal counsel), cause the offer that previously constituted a superior proposal to no longer constitute a superior proposal or that the change or withholding of the recommendation to AJSB’s stockholders is no longer required to comply with the AJSB board’s fiduciary duties.

For purposes of the Merger Agreement, the term “superior proposal” means any acquisition proposal relating to AJSB or AJS Bank, or to which AJSB or AJS Bank may become a party, that the AJSB board of directors determines in good faith (after having received the advice of its financial advisor and outside legal counsel) to be (i) more favorable to the stockholders of AJSB from a financial point of view and its other constituencies than the merger (taking into account all the terms and conditions of the proposal and the Merger Agreement, including the $1,557,000 termination fee), and (ii) reasonably capable of being completed without undue delay.

Conditions to the Merger

The obligation of NWIN and AJSB to consummate the merger is subject to the satisfaction or waiver, on or before the completion of the merger, of a number of conditions, including:

•	The Merger Agreement must receive the requisite approval of AJSB’s stockholders.
•	Each of (i) the representations and warranties of AJSB regarding its organization and authority, corporate power and authority, conflicts with its organizational documents, capitalization, AJSB’s interim events, and certain amendments to AJSB’s or AJS Bank’s organizational documents (in each case, as qualified by the matters disclosed in AJSB’s disclosure schedules to the Merger Agreement) shall be true, accurate, and correct (other than de minimis inaccuracies relating to certain provisions of AJSB’s capitalization representations) at the effective time of the merger; (ii) the representations and warranties of AJSB regarding conflicts with applicable law, financial statements and reports, and the inapplicability of antitakeover provisions (in each case, as qualified by the matters disclosed in AJSB’s disclosure schedules) shall be true, accurate, and correct in all material respects as of the effective time of the merger; and (iii) the other representations and warranties of AJSB (without giving effect to any materiality or material adverse effect qualifications, but in each case, as qualified by the matters disclosed in AJSB’s disclosure schedules) shall be true, accurate, and correct in all respects as of the date of the Merger Agreement and as of the effective time of the merger, provided that, for purposes of this clause (iii), such representations and warranties will be deemed true and correct unless the failures of such representations and warranties to be true and correct, either individually or in the aggregate, without giving effect to any materiality or material adverse effect qualifications set forth in such representation and warranty, has had or would reasonably be expected to have a material adverse effect on AJSB.

•	Each of (i) the representations and warranties of NWIN regarding its organization and authority, corporate power and authority, conflicts with its organizational documents, common stock capitalization, and NWIN’s interim events (in each case, as qualified by the matters disclosed in NWIN’s disclosure schedules to the Merger Agreement) shall be true, accurate, and correct (other than de minimis inaccuracies relating to NWIN’s common stock capitalization representation) at the effective time of the merger; (ii) the representations and warranties of NWIN regarding conflicts with applicable law and financial statements and reports (in each case, as qualified by the matters disclosed in NWIN’s disclosure schedules) shall be true, accurate, and correct in all material respects as of the effective time of the merger; and (iii) the other representations and warranties of NWIN (without giving effect to any materiality or material adverse effect qualifications, but in each case, as qualified by the matters disclosed in NWIN’s disclosure schedules) shall be true, accurate, and correct in all respects as of the date of the Merger Agreement and as of the effective time of the merger, provided that, for purposes of this clause (iii), such representations and warranties will be deemed true and correct unless the failures of such representations and warranties to be true and correct, either individually or in the aggregate, without giving effect to any materiality or material adverse effect qualifications set forth in such representation and warranty, has had or would reasonably be expected to have a material adverse effect on NWIN.
•	AJSB and NWIN must have performed, in all material respects, all of their covenants and agreements as required by the Merger Agreement at or prior to the effective time of the merger.
•	NWIN must have registered with the SEC the shares of NWIN common stock to be issued to AJSB’s stockholders in the merger, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares must have been received, the registration statement of which this proxy statement/prospectus is a part, must have been declared effective by the SEC, and no stop order suspending the effectiveness of the registration statement will have been issued or threatened.
•	All regulatory approvals required to consummate the transactions contemplated by the Merger Agreement must have been obtained and remain in full force and effect, all statutory waiting periods applicable to those approvals must have expired, and none of those approvals must contain any conditions, restrictions, or requirements that NWIN’s board of directors reasonably determines in good faith would either (i) have a material adverse effect on NWIN, or (ii) reduce the benefits of the merger to such a degree that NWIN would not have entered into the Merger Agreement had such conditions, restrictions, or requirements been known as of the date of the Merger Agreement.
•	The boards of directors of NWIN and AJSB must have received an opinion from their respective legal counsel, dated as of the closing date of the merger, that the merger will qualify as a tax free “reorganization” within the meaning of Section 368(a) and related sections of the Code.
•	None of NWIN, AJSB, AJS Bank, or any of NWIN’s subsidiaries must be subject to any statute, rule, regulation, injunction, order, or decree which prohibits, prevents, or makes illegal the completion of the merger, and no claim, litigation, or proceeding that has or would reasonably be expected to have a material adverse effect on either AJSB or NWIN, as the case may be, shall have been initiated relating to the Merger Agreement or the merger.
•	Each of NWIN and AJSB must have received from the other at the closing of the merger all the items, documents, consents, and other closing deliveries, in form and content reasonably satisfactory to the recipient, required by the Merger Agreement.

The obligation of NWIN to consummate the merger also is subject to the fulfillment of other conditions, including:

•	AJSB shall have obtained all required third party consents under material contracts or agreements.
•	AJS Bank shall have provided notice of termination to FiServ Solutions, Inc. (“FiServ”) under that certain Master Agreement dated January 1, 2014 between AJS Bank and FiServ, relating to AJS Bank’s data processing functions.

For purposes of the Merger Agreement, the term “material adverse effect,” as applied to each of AJSB and NWIN and their respective subsidiaries, means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value, or business of AJSB and its subsidiaries, taken as a whole, or NWIN and its subsidiaries, taken as a whole, or (ii) would materially impair the ability of AJSB or NWIN to perform its obligations under the Merger Agreement or otherwise materially threaten or materially impede the consummation of the merger and the other transactions contemplated by the Merger Agreement. However, a “material adverse effect” does not include the impact of:

•	changes in banking and similar laws of general applicability to banks, savings associations, or their holding companies or interpretations of such laws by courts or governmental authorities;
•	changes in U.S. generally accepted accounting principles or regulatory accounting requirements applicable to banks, savings associations, and their holding companies generally;
•	effects on AJSB of any action or omission taken with the prior written consent of NWIN or at the direction of NWIN;
•	the announcement of the Merger Agreement and the transactions contemplated by the Merger Agreement, and the effect of compliance with the Merger Agreement on the business, financial condition, or results of operations of AJSB and its subsidiaries or NWIN and its subsidiaries;
•	the expenses incurred by AJSB and AJS Bank or NWIN and Peoples Bank in negotiating, documenting, effecting, and consummating the transactions contemplated by the Merger Agreement;
•	any changes in national or international political or social conditions including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack within the U.S. or any of its territories, possessions, offices, or military installations, unless it uniquely affects either or both of the parties or their subsidiaries, taken as a whole; and
•	changes in general economic or capital market conditions affecting banks, savings associations, and their holding companies generally, including changes in interest rates.

Expenses

Except as otherwise provided in the Merger Agreement, AJSB and NWIN will be responsible for their respective expenses incidental to the merger.

Employee Benefits and Payments

The Merger Agreement requires NWIN to make available to the employees of AJSB and its subsidiaries who NWIN elects to retain after the effective time of the merger as employees of NWIN or any subsidiary (the “Retained Employees”) substantially the same employee benefits as are generally available to all NWIN employees. Those Retained Employees also will receive credit for prior service with AJSB and its subsidiaries for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of NWIN and its subsidiaries, and for all purposes under any welfare plan, severance plan, and similar arrangements maintained by NWIN and/or any of its subsidiaries. If an AJSB benefit plan is terminated at or prior to the effective time of the merger, Retained Employees will become eligible to participate in NWIN’s similar employee benefit plans, if any, as of the effective time. To the extent an AJSB employee benefit plan is terminated after the effective time, continuing employees will become eligible to participate in NWIN’s similar employee benefit plans, if any on the date of such plan termination. NWIN will use its reasonable best efforts to: (i) waive waiting period and preexisting condition provisions for Retained Employees under health and dental plans; and (ii) give Retained Employees credit under such plans for any deductibles and coinsurance payments. With respect to vacation and paid time off, Retained Employees will be subject to the terms and conditions of NWIN’s vacation and paid time off policies in place for similarly situated employees of NWIN, with credit given for all prior years of service with AJSB and its subsidiaries for the purposes of determining vacation pay eligibility and the amount of vacation pay.

Other than with respect to Jerry Weberling, Donna Manuel, Susan Coleman, JoAnne Cano, and Sarah Rasmussen, all of whom are parties to change in control agreements with AJSB, those Retained Employees of AJSB and AJS Bank (i) who are still employed as full-time employees of AJSB or AJS Bank as of the effective time of the merger and have a “qualifying termination event” (as defined in the Merger Agreement) within 12 months after the effective time, and (ii) who sign and deliver to NWIN a release agreement containing customary releases of claims in favor of NWIN and Peoples Bank, will be entitled to severance pay equal to one week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with AJSB or AJS Bank, as applicable, with a minimum of four weeks and a maximum of 26 weeks of severance. Any Retained Employees who are still employed as part-time employees of AJSB or AJS Bank as of the effective time and who are terminated without cause (as determined by NWIN under its applicable policies) within 12 months after the closing date, and who sign and deliver to NWIN a release agreement, will be entitled to severance pay equal to four weeks of pay at the employee’s base rate of pay in effect at the time of termination. For purposes of clarity, any Retained Employee (i.e., any AJSB or AJS Bank employee who NWIN elects to retain in the employment of NWIN or Peoples Bank after the effective time) who is not employed by AJSB or AJS Bank at the effective time, for whatever reason, including but not limited to, a voluntary termination of employment by the Retained Employee, will not be entitled to receive severance under these provisions.

For purposes of the severance provisions described in the preceding paragraph, a “qualifying termination event” is defined under the Merger Agreement as (i) an involuntary termination of a Retained Employee by NWIN or Peoples Bank for any reason other than for cause (as determined under NWIN’s or Peoples Bank’s applicable policies), or (ii) a voluntary resignation of a Retained Employee at the effective time who was offered a permanent position with NWIN or any of its subsidiaries with a 15% or greater reduction in rate of base salary, or that is outside a 30-mile radius of the current address of such employee’s primary work location at AJSB or AJS Bank.

At least 30 days prior to closing, NWIN will use its best efforts to notify AJSB of the Retained Employees NWIN has elected to retain after the effective time. Prior to closing, AJSB will be responsible for notifying and terminating any non-Retained Employees (provided that, notice of termination will not be given prior to the date all regulatory approvals for the merger are received, and any terminations will not become effective until the effective time of the merger). AJSB also will pay to each non-Retained Employee (i) severance pay for full-time employees equal to one week of pay, at the employee’s base rate of pay in effect at the time of termination, for each full year of continuous service with AJSB or AJS Bank, as applicable, with a minimum of four weeks and a maximum of 26 weeks, and for part-time employees as determined in accordance with AJS Bank’s policies, severance pay equal to four weeks of pay at the employee’s base rate of pay in effect at the time of termination, and (ii) all other amounts (other than severance) which are due to the non-Retained Employee in connection with the termination, including accrued vacation time. The receipt of severance described in this paragraph is conditioned on the non-Retained Employee signing and delivering a release agreement to NWIN.

In addition, as discussed above, NWIN has agreed to honor the terms of the change in control agreements between AJSB and each of Jerry Weberling, Donna Manual, Susan Coleman, JoAnne Cano, and Sarah Rasmussen, unless any such change in control agreement is superseded by an agreement entered into on or prior to the effective time of the merger. In this regard, NWIN and AJSB will use their best efforts to enter into a mutual termination of change in control agreement with each of Ms. Coleman, Ms. Cano, and Ms. Rasmussen. Concurrently with the execution of the Merger Agreement, NWIN and AJSB entered into mutual termination of change in control agreements with Jerry Weberling and Donna Manuel, which will supersede their change in control agreements as of the effective time of the merger. For a description of the amounts payable under the change in control agreements described in this paragraph, see “Interests of Certain Directors and Officers of AJSB in the Merger” beginning on page 85.

On or before the effective time of the merger, NWIN will offer a consulting agreement to Jerry Weberling, the President, Chief Executive Officer, and Chief Financial Officer of AJSB, in a form mutually acceptable to NWIN and Mr. Weberling.

Additionally, certain executives and directors of AJSB will receive certain payments and benefits in connection with the merger, which are described in the section captioned “Interests of Certain Directors and Officers of AJSB in the Merger” beginning on page 85.

Termination

Subject to conditions and circumstances described in the Merger Agreement, either NWIN or AJSB may terminate the Merger Agreement if, among other things, any of the following occur:

•	AJSB’s stockholders do not approve the Merger Agreement at the Special Meeting;
•	any governmental authority has issued an order, decree, judgment, or injunction that permanently restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the merger, and such order has become final and non-appealable, or if any consent or approval of a governmental authority whose consent or approval is required to consummate the merger has been denied, or any application, filing, or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable governmental authority; provided that, the right to terminate the Merger Agreement under these provisions will not be available to a party whose failure to fulfill any of its obligations under the Merger Agreement has been the cause of any event described in this paragraph;
•	the merger has not been consummated by March 31, 2019 (provided the terminating party did not cause the failure of the merger to be consummated by that date); or
•	the respective boards of directors of NWIN and AJSB mutually agree to terminate the Merger Agreement.

Additionally, NWIN may terminate the Merger Agreement at any time prior to the effective time of the merger if any of the following occur:

•	any event has occurred that is not capable of being cured prior to March 31, 2019 and would result in a condition to NWIN’s obligations to consummate the merger not being satisfied (provided that, NWIN is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);
•	AJSB breaches or fails to perform any of its representations, warranties, or covenants contained in the Merger Agreement and that breach or failure to perform would give rise to the failure of a condition to the merger, and such condition is not capable of being cured by March 31, 2019, or has not been cured by AJSB within 20 business days after AJSB’s receipt of written notice of such breach from NWIN (provided that, NWIN is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);
•	any event, change, condition, circumstance or state of facts, or aggregation of events, changes, conditions, circumstance or state of facts, that has had individually, or in the aggregate, a material adverse effect on AJSB, whether or not covered by insurance;
•	AJSB’s board of directors has failed to include its recommendation to approve the merger in the proxy statement/prospectus related to the Special Meeting;
•	AJSB’s board of directors fails to make, has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement or approved or recommended an acquisition proposal with a third party, or AJSB provides notice to NWIN of any of the foregoing actions;
•	AJSB’s board of directors approves any third party acquisition proposal or publicly recommends that AJSB’s stockholders accept or approve any third party acquisition proposal;
•	AJSB has entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to another acquisition proposal; or
•	a quorum could not be convened at the AJSB Special Meeting or at a reconvened meeting held at any time prior to March 31, 2019.

AJSB may terminate the Merger Agreement at any time prior to the effective time of the merger if any of the following occur:

•	any event shall have occurred that is not capable of being cured prior to March 31, 2019 and would result in a condition to AJSB’s obligations to consummate the merger not being satisfied (provided that, AJSB is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);
•	NWIN breaches or fails to perform any of its representations, warranties, or covenants contained in the Merger Agreement and that breach or failure to perform would give rise to the failure of a condition to the merger, and such condition is not capable of being cured by March 31, 2019, or has not been cured by NWIN within 20 business days after NWIN’s receipt of written notice of such breach from AJSB (provided that, AJSB is not then in material breach of any representation, warranty, covenant, or other agreement contained in the Merger Agreement);
•	any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstance, or state of facts, that has had individually, or in the aggregate, a material adverse effect on NWIN, whether or not covered by insurance;
•	AJSB’s board of directors has approved any third party acquisition proposal, or AJSB has entered into a definitive agreement, agreement in principle, or letter of intent with respect to any third party acquisition proposal; or
•	at any time during the five-business day period commencing on the determination date (as defined in the Merger Agreement), only if both of the following conditions are satisfied:
○	the volume-weighted average of the daily closing price of NWIN common stock as reported on the OTC Pink Marketplace for the fifteen consecutive trading days immediately preceding the determination date (the “NWIN Market Value”) is less than $34.37; and
○	the percentage decrease in the stock price of NWIN from $34.37 is more than 20% greater than the percentage decrease in the SNL Small Cap U.S. Bank and Thrift Index during the same period.

If AJSB elects to exercise its termination right as described above, NWIN may elect to avoid termination of the Merger Agreement by increasing the stock consideration by one of two amounts determined pursuant to the following formula: (i) the product obtained by multiplying the exchange ratio by the difference between (A) $34.37, and (B) the NWIN Market Value; or (ii) the product obtained by multiplying the exchange ratio by the difference between (A) the Second Trigger Price (defined below), and (B) the NWIN Market Value. For these purposes, the “Second Trigger Price” means $34.37 multiplied by the number obtained by subtracting 0.1999 from the number obtained by dividing (A) the sum of the final stock prices of each company comprising the SNL Small Cap U.S. Bank and Thrift Index (or such substitute index as determined pursuant to the Merger Agreement), by (B) the sum of the initial stock prices of each such company comprising such index. Since the formula is dependent on the future price of NWIN’s common stock and that of the SNL Small Cap U.S. Bank and Thrift Index, it is not possible to determine at this time if the merger consideration will be adjusted pursuant to the foregoing provisions or what any such adjusted merger consideration would be. However, in general, more shares of NWIN common stock would be issued, to take into account the extent by which the average price of NWIN’s common stock exceeded the decline in the average price of the common stock of the index group.

Under certain circumstances described in the Merger Agreement, a $1,557,000 termination fee may be payable by AJSB to NWIN if the Merger Agreement is terminated and the merger is not consummated. See “ – Termination Fee” directly below.

Termination Fee

AJSB shall pay NWIN a $1,557,000 termination fee if the Merger Agreement is terminated for any of the following reasons:

•	If NWIN terminates the Merger Agreement because (i) AJSB’s board of directors fails to include its recommendation to approve the merger in the proxy statement/prospectus delivered to AJSB’s stockholders, (ii) AJSB’s board of directors has failed to make, has withdrawn, modified, or changed its approval or recommendation of the Merger Agreement or approved or recommended an acquisition proposal with a third party, or AJSB provides notice to NWIN of any of the foregoing actions, (iii) AJSB’s board of directors approves any third party acquisition proposal or publicly recommends that AJSB’s stockholders accept or approve any third party acquisition proposal; or (iv) AJSB has entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to another acquisition proposal; or

•	If either party terminates the Merger Agreement because it is not approved by the requisite vote of the stockholders of AJSB at the meeting called for such purpose or by NWIN because a quorum could not be convened at AJSB’s stockholders’ meeting called to approve the merger, and, in each case, (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is 12 months after such termination AJSB or any of its subsidiaries enters into any acquisition agreement with a third party or an acquisition proposal is consummated;
•	If either party terminates the Merger Agreement because the consummation of the merger has not occurred by March 31, 2019, and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is 12 months after such termination, AJSB or any of its subsidiaries enters into any acquisition agreement or any acquisition proposal is consummated;
•	If NWIN terminates the Merger Agreement because (i) any event has occurred that is not capable of being cured prior to March 31, 2019 and would result in a condition to NWIN’s obligations to consummate the merger not being satisfied; or (ii) AJSB breaches or fails to perform any of its representations, warranties, or covenants contained in the Merger Agreement and that breach or failure to perform would give rise to the failure of a condition to the merger, and such condition is not capable of being cured by March 31, 2019, or has not been cured by AJSB within 20 business days after AJSB’s receipt of written notice of such breach from NWIN as a result of an intentional, willful, or grossly negligent breach or nonperformance by AJSB of any representation, warranty, or covenant in the Merger Agreement and (i) prior to the date of such termination an acquisition proposal was made by a third party, and (ii) prior to the date that is 12 months after such termination, AJSB or any of its subsidiaries enters into any acquisition agreement or any acquisition proposal is consummated; or
•	If AJSB terminates the Merger Agreement because its board of directors has approved a third party acquisition proposal, or AJSB has entered into a definitive agreement, agreement in principle, or letter of intent with respect to a third party acquisition proposal.

Management and Operations After the Merger

NWIN’s officers and directors serving at the effective time of the merger shall continue to serve as NWIN’s officers and directors until such time as their successors have been duly elected and qualified or until their earlier resignation, death, or removal from office. NWIN’s Articles of Incorporation and Bylaws in existence as of the effective time of the merger shall remain NWIN’s Articles of Incorporation and Bylaws following the effective time, until such Articles of Incorporation and Bylaws are further amended as provided by applicable law.

Environmental Inspections and Title

If requested by NWIN, AJSB will cooperate with an environmental consulting firm designated by NWIN that is reasonably acceptable to AJSB to conduct Phase I environmental site assessments and any other investigation reasonably requested by NWIN on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by AJSB or AJS Bank, including OREO, to the extent not prohibited by any applicable lease. NWIN will proceed with such assessments, testing, and investigations as soon as reasonably practicable after the date of this Agreement and will diligently work to pursue such assessments, testing, and investigations. NWIN will furnish complete copies of any reports of the environmental consultant that it receives with respect to any AJSB property promptly upon NWIN’s receipt of such reports. NWIN will be responsible for the costs of the Phase I assessments, and NWIN and AJSB will each bear 50% of the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the environmental consultant as a result of an actual or suspected “Recognized Environmental Condition” (as such term is defined by the American Society for Testing Materials).

If the environmental consultant’s good faith estimate, based upon the results of the Phase I environmental studies and other diligence and investigation conducted by the consultant, of the dollar amount, if any, that AJSB and AJS Bank would be required to expend due to a violation of applicable environmental laws for all of the AJSB properties for clean-up and remediation relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, and any other materials regulated under applicable environmental laws with respect to AJSB’s or AJS Bank’s owned or leased real properties (including OREO) or any adjoining properties (the “Estimated Clean-Up Costs,” as may be further adjusted), is in excess of $50,000 (the “Environmental Liability Threshold”), NWIN will deliver to AJSB (not later than ten business days after its receipt of the consultant’s good faith estimate) a written notice (an “Environmental Cost Notice”) describing the nature of the environmental liabilities and the course of action proposed to be taken by NWIN to remediate or otherwise address the environmental problems and providing an estimate of the out-of-pocket costs of such remediation expected to be incurred (if different from the Estimated Clean-Up Costs). If AJSB disagrees with NWIN’s estimate of the amount of out-of-pocket costs of such remediation or the course of action proposed by NWIN, AJSB will deliver to NWIN a written notice of such objection (an “Environmental Cost Objection”) within five business days after AJSB’s receipt of the Environmental Cost Notice. No later than five business days following NWIN’s receipt of an Environmental Cost Objection, one or more members of senior management of NWIN and AJSB having authority to resolve the dispute will meet and negotiate in good faith in an attempt to resolve the difference set forth in the Environmental Cost Objection. If NWIN and AJSB are unable to resolve such dispute through good faith negotiations, then the parties will mutually engage and submit such dispute to, and the same will be finally resolved by, a new environmental consulting firm that is mutually agreed to by the parties (the “Independent Environmental Consultant”). The Independent Environmental Consultant will determine and report in writing to NWIN and AJSB the Estimated Clean-up Costs, and such determinations will be final, binding, and conclusive unless NWIN and AJSB mutually agree upon a different amount.

The Estimated Clean-up Costs will be deemed to have been established for these purposes: (i) if NWIN does not receive an Environmental Cost Objection, as of the last date that an Environmental Cost Objection would have been timely under the paragraph above, or (ii) if an Environmental Cost Objection is delivered to NWIN and finally resolved as set forth above, then as of the date of such resolution. For avoidance of doubt, NWIN will have the right to reduce the AJSB Adjusted Consolidated Stockholders’ Equity by the Estimated Clean-Up Costs.

Additionally, NWIN is entitled, at its own cost, to obtain new commitments for, and policies of title insurance or surveys in respect of, any real property owned or leased by AJSB or its subsidiaries. Within 30 days after NWIN’s receipt of such surveys and title commitments, NWIN will notify AJSB of any objections to any exceptions contained in any survey or title commitment other than standard permitted exceptions. Within ten days after receipt of such written notice of unpermitted exceptions from NWIN, AJSB will commence using its best efforts to cure any unpermitted exceptions to the reasonable satisfaction of NWIN prior to the closing. If AJSB agrees to cure the unpermitted exceptions but is unable to cure the unpermitted exceptions to the reasonable satisfaction of NWIN prior to the closing, or does not agree to do so, NWIN may either: (i) waive the uncured unpermitted exceptions; or (ii) reduce the AJSB Adjusted Consolidated Stockholders’ Equity by the amount NWIN and AJSB reasonably determine will be required to remove or cure the unpermitted exceptions (or provide a reasonable alternative thereto).

Effective Time of the Merger

The merger will become effective on the day and at the time specified in the articles of merger of NWIN and AJSB as filed with the Indiana Secretary of State and the Maryland Department of Assessments and Taxation. Unless otherwise mutually agreed to by the parties, the effective time of the merger will occur within ten business days after the fulfillment of all conditions precedent to the merger and the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the merger.

Regulatory Approvals for the Merger

Under the terms of the Merger Agreement, the merger cannot be completed until NWIN receives necessary regulatory approvals. The merger of Peoples Bank and AJS Bank requires the approval of the FDIC and IDFI. In addition, on September 26, 2018 NWIN filed with the FRB a request for confirmation that the FRB would waive the requirement that NWIN file a formal application for FRB approval of the transactions contemplated by the Merger Agreement. The FRB approved this waiver request on October 23, 2018. In addition, Peoples Bank must provide prior notice to the IDFI for the payment of a dividend from Peoples Bank to NWIN for the purpose of paying the cash portion of the merger consideration.

On September 26, 2018, Peoples Bank filed the required applications with both the IDFI and FDIC to obtain approval of the merger of AJS Bank into Peoples Bank. NWIN expects to submit the notice to the IDFI for the payment of the dividend from Peoples Bank to NWIN in November 2018. NWIN expects to receive FDIC approval of the bank merger in November 2018 and IDFI approval in December 2018. Although we believe that we will be able to obtain these regulatory approvals, there can be no assurance that all requisite approvals will be obtained or that they will be obtained within the time periods we anticipate.

Accounting Treatment of the Merger

NWIN will account for the merger under the purchase method of accounting in accordance with GAAP. Using the purchase method of accounting, the assets (including identified intangible assets) and liabilities of AJSB will be recorded by NWIN at their respective fair values at the time of the completion of the merger. The excess of NWIN’s purchase price over the net fair value of the tangible and identified intangible assets acquired over liabilities assumed will be recorded as goodwill.

INTERESTS OF CERTAIN DIRECTORS AND OFFICERS OF AJSB IN THE MERGER

When AJSB’s stockholders are considering the recommendation of the AJSB board of directors to approve the Merger Agreement and the merger, you should be aware that certain directors and officers of AJSB and AJS Bank may have interests in the merger that are different from, or are in addition to, the interests of AJSB’s stockholders generally, which are described below. NWIN’s and AJSB’s boards of directors were aware of these interests to the extent these interests existed at the time the AJSB board of directors approved the Merger Agreement and the merger and considered them, among other matters, in approving the Merger Agreement and determining to recommend to AJSB’s stockholders to vote for the approval of the Merger Agreement and the merger. Except as described below, to the knowledge of AJSB, the officers and directors of AJSB do not have any material interest in the merger apart from their interests as stockholders of AJSB.

Treatment of Stock Options

Directors and officers of AJSB and AJS Bank hold outstanding AJSB stock options. The Merger Agreement provides that, at the effective time of the merger, each stock option granted by AJSB will vest and convert into the right to receive cash equal to the product of (1) the number of shares subject to such stock option multiplied by (2) the excess of $16.00 over the exercise price of such option, less applicable tax withholdings. The following table sets forth the number of outstanding stock options held by each of the officers and directors of AJSB and AJS Bank as of October 19, 2018 (the latest practicable date prior to the mailing of this document) and the cash-out value of the stock options as determined under the terms of the Merger Agreement:

Name	# of Stock Options	Cash-Out Value
Jerry Weberling	10,000	$11,500
Donna Manuel	15,000	60,150
Non-Executive Officers as a Group (3 executives)	22,000	82,200
Raymond J. Blake	7,033	28,202
Roger J. Aurelio	7,033	28,202
Richard J. Nogal	7,033	28,202
Michael H. Rose	7,033	28,202
Total	75,132	$266,658

Treatment of Restricted Stock

Directors and officers of AJSB and AJS Bank hold shares of AJSB restricted stock. Under the Merger Agreement, at the effective time of the merger, each restricted share of AJSB common stock will vest and convert into the right to receive the merger consideration. The following table sets forth the number of shares of restricted stock held by the officers and directors of AJSB and AJS Bank as of October 19, 2018 (the latest practicable date prior to the mailing of this document) and their value based on a price per share of AJSB common stock of $15.32, the average closing price per share over the first five business days following the announcement of the Merger Agreement.

Name	# of Restricted Shares	Value of Restricted Shares
Jerry Weberling	6,360	$97,435
Donna Manuel	2,480	37,994
Non-Executive Officers as a Group (3 executives)	3,200	49,024
Raymond J. Blake	565	8,656
Roger J. Aurelio	565	8,656
Richard J. Nogal	565	8,656
Michael H. Rose	565	8,656
Total	14,300	$219,077

Mutual Termination Agreements with Jerry Weberling and Donna Manuel

AJS Bank maintains change in control agreements with, Jerry Weberling, President, Chief Executive Officer and Chief Financial Officer of AJSB and AJSB Bank, and Donna Manuel, Senior Vice President and Corporate Secretary of AJSB and AJS Bank. The change in control agreements with Mr. Weberling and Ms. Manuel provide for the following benefits in the event of a change in control, such as the merger:

•	For Mr. Weberling, (1) a lump sum cash payment equal to one and one-half (1.5) times the sum of his: (i) highest rate of base salary and (ii) highest cash bonus paid to him during the calendar year of the change in control or the five calendar years immediately preceding the change in control; and (2) a cash lump sum payment reasonably estimated to equal the value of 18 months’ of continued life insurance coverage and non-taxable medical and dental insurance coverage (hereinafter referred to as “health and welfare coverage”) substantially comparable to the coverage maintained by AJS Bank for Mr. Weberling immediately prior to the change in control.
•	For Ms. Manuel, (1) a lump sum cash payment equal to two (2) times the sum of her: (i) highest rate of base salary; and (ii) highest cash bonus paid to her during the calendar year of the change in control or the five calendar years immediately preceding the change in control; and (2) a cash lump sum payment reasonably estimated to equal the value of two years’ of the health and welfare coverage maintained by AJS Bank for Ms. Manuel immediately prior to the change in control. In addition, AJS Bank will transfer ownership of Ms. Manuel’s company-provided automobile, free and clear of all liens, at no cost to Ms. Manuel.

In connection with the Merger Agreement, AJSB, AJS Bank, NWIN and Peoples Bank entered into a mutual termination of change in control agreement with each of Mr. Weberling and Ms. Manuel, which quantify and settle the benefits owed to the executives under their change in control agreements, as described above. Under these agreements, Mr. Weberling will be entitled to a lump sum payment of $318,464 to settle the benefits owed under his change in control agreement, plus an additional consideration payment of $25,000. Ms. Manuel will be entitled to a lump sum payment of $247,006, plus ownership in her company-provided automobile as described above (estimated to be valued at $17,000), to settle the benefits owed under her change in control agreement, plus an additional consideration payment of $15,000. The foregoing payments to Mr. Weberling and Ms. Manuel will be made at the effective time of the merger and are being made in consideration of each executive’s execution of a release of claims related to his or her employment with AJSB and AJS Bank through the date of the merger, and agreement not to solicit employees or customers of Peoples Bank for 18 months following the date on which the executive terminates employment. Each mutual termination of change in control agreement provides that the foregoing cash payments would be reduced by the minimum amount necessary so that they do not result in an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. It is not expected that these payments to Mr. Weberling and Ms. Manuel would result in excess parachute payments.

Additional Agreements with Jerry Weberling and Donna Manuel

Consulting Agreement with Jerry Weberling. Peoples Bank intends to enter into a consulting agreement with Mr. Weberling, pursuant to which Mr. Weberling will provide general advisory services in connection with the integration of Peoples Bank and AJS Bank, including the transitioning of client and customer relationships, for a period of 13 weeks after the effective time of the merger. In consideration of the foregoing, it is expected that Mr. Weberling would receive an aggregate payment of $23,125, payable bi-weekly over the 13-week consulting period.

Retention Agreement with Donna Manuel. Peoples Bank intends to enter into a retention agreement with Ms. Manuel, pursuant to which she would remain employed with Peoples Bank after the effective time of the merger until one week after the date on which the data processing and related electronic information systems used by AJS Bank are converted to those used by Peoples Bank. During such retention period, Ms. Manuel would be paid her current base salary of $93,500 and a retention bonus of $7,500, provided, however, that the retention bonus would only be paid if Ms. Manuel remains employed until completion of the retention period.

Change in Control Agreements with Three Non-Executive Officers

AJS Bank maintains change in control agreements with three non-executive officers of AJS Bank. Pursuant to the merger agreement, NWIN has agreed to honor the change in control agreements, which provide certain payments in connection with a change in control, such as the merger, unless any such change in control agreement is superseded by an agreement entered into on or prior to the effective time of the merger between the officer and NWIN or Peoples Bank.

For one executive, the change in control agreement provides that in the event of a change in control, such as the merger, the officer is entitled to: (1) a lump sum cash payment equal to one and one-half (1.5) times the sum of the officer’s: (i) highest rate of base salary and (ii) highest cash bonus paid to the officer during the calendar year of the change in control or the five calendar years immediately preceding the change in control; and (2) a cash lump sum payment reasonably estimated to equal the value of 18 months’ of the health and welfare coverage maintained by AJS Bank for the officer immediately prior to the change in control. Such payments will be made within 10 days following the change in control.

For the other two officers, the change in control agreements provide that in the event of the officer’s termination of employment for any reason, other than for cause, on or after the effective time of the change in control, each officer is entitled to: (1) a lump sum cash payment equal to one (1) times the sum of the officer’s: (i) highest rate of base salary and (ii) highest cash bonus paid to the officer during the calendar year of the change in control or the five calendar years immediately preceding the change in control; and (2) a cash lump sum payment reasonably estimated to equal the value of 12 months’ of the health and welfare coverage maintained by AJS Bank for the officer immediately prior to the change in control. Such payments will be made within 10 days following the officer’s date of termination.

Each change in control agreement provides that the foregoing cash payments would be reduced by the minimum amount necessary so that they do not result in an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. It is not expected that these payments to the three officers would result in excess parachute payments.

Assuming the merger was completed, and each officer terminates employment without cause, on December 31, 2018, the estimated amount payable to the three non-executive officers, in the aggregate, under the change in control agreements is $263,928.

Employee Stock Ownership Plan

The AJS Bank ESOP (the “ESOP”) is a tax-qualified plan that covers substantially all of the employees of AJS Bank, who have at least one year of service and have attained age 21. The ESOP received a loan from AJSB, the proceeds of which were used to acquire shares of AJSB common stock for the benefit of plan participants. The ESOP has pledged the shares acquired with the loan as collateral for the loan and holds them in a suspense account, releasing them to participants’ accounts as the loan is repaid, with contributions generally received from AJS Bank. Prior to the effective time of the merger, the outstanding balance of the ESOP loan will be repaid by the ESOP by remitting a sufficient number of unallocated shares of AJSB common stock to AJSB. All AJSB common stock in the ESOP, including any unallocated shares remaining in the suspense account (after the repayment of the outstanding loan) will be exchanged for the merger consideration. As of the effective time of the merger, the ESOP will be terminated, and all participants’ accounts will be fully vested. Any remaining shares and other assets in the suspense account after the remittance of the suspense account shares to repay the loan will be allocated to the ESOP accounts of the active participants, pro-rata, based on each active participant’s annual compensation (as defined by the ESOP) earned for the plan year during which the effective time of the merger occurs.

As a result of the foregoing, AJS Bank’s executives, as well as AJS Bank’s other employees who participate in the ESOP on the ESOP termination date, would receive a benefit in connection with the ESOP’s termination to the extent that the stock price of AJSB common stock multiplied by the number of shares held in the suspense account exceeds the outstanding loan used to acquire those shares. Assuming the excess assets are allocated to ESOP participants pro-rata as earnings of the plan based on their estimated annual compensation as of December 31, 2018, and a stock price of $15.32, the estimated value of the additional benefit that would be payable under the ESOP at the closing of the merger is as follows: Mr. Weberling, $67,340, Ms. Manuel, $33,340, and the three other non-executive officers, in the aggregate, $61,695.

Indemnification and Insurance of Directors and Officers

NWIN has agreed that all rights to indemnification and exculpation from liabilities arising out of or pertaining to matters existing or occurring on or prior to the effective time of the merger in favor of the present and former officers and directors of AJSB and AJS Bank as provided under the articles of incorporation or bylaws of AJSB or AJS Bank, or permitted under applicable law, will survive the merger and continue for six years following the merger.

In addition, NWIN has agreed to maintain a directors’ and officers’ liability insurance policy for six years following the merger to cover the present officers and directors of AJSB and AJS Bank with respect to claims against such directors and officers arising from facts or events that occurred before the effective time of the merger; provided that, NWIN is not obligated to pay each year more than 200% of AJSB’s annual premiums for such coverage.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General. The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of AJSB common stock with respect to the exchange of AJSB common stock for NWIN common stock and cash pursuant to the merger. This discussion assumes that U.S. Holders hold their AJSB common stock as capital assets within the meaning of Section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial and administrative decisions and Treasury Regulations, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing is subject to change at any time, possibly with retroactive effect (which could affect the accuracy of the statement and conclusions set forth in this discussion), and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the income tax consequences applicable to participants in the 401(k) plan or with respect to employee benefits generally, nor the laws of any state, local, foreign, or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of AJSB common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of AJSB common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of AJSB common stock that are partnerships or other pass-through entities (and persons holding their AJSB common stock through a partnership or other pass-through entity), persons who acquired shares of AJSB common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, banks or other financial institutions, regulated investment companies, real estate investment trusts, mutual funds, dealers or brokers in stocks and securities, or currencies, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their AJSB common stock as part of a straddle, hedging, constructive sale, conversion, or other integrated transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of AJSB common stock that is for United States federal income tax purposes:

•	an individual United States citizen or resident alien;
•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;
•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or
•	an estate, the income of which is subject to United Sates federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds AJSB common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. Each of Barnes & Thornburg LLP, counsel to NWIN, and Luse Gorman, PC, counsel to AJSB, have delivered opinions, dated October 10, 2018, and filed as exhibits to the registration statement of which this proxy statement/prospectus is a part, to the effect that, subject to the exceptions, qualification and limitations set forth therein, (i) the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) AJSB and NWIN will each be a party to such reorganization within the meaning of Section 368(a) of the Code. Additionally, it is a condition to AJSB’s obligation to complete the merger that AJSB receive an opinion from Luse Gorman, PC, dated the closing date of the merger, and it is a condition to NWIN’s obligation to complete the merger that NWIN receive an opinion from Barnes & Thornburg LLP, dated the closing date of the merger, each to the same effect as the opinions described in the preceding sentence. These conditions are waivable, and NWIN and AJSB undertake to recirculate and resolicit if either of these conditions is waived and the change in tax consequences is material. These opinions are and will be based upon representation letters provided by NWIN and AJSB and upon customary factual assumptions. Neither NWIN nor AJSB has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the merger, and the opinions described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

The actual tax consequences of the merger to you may be complex and will depend upon your specific situation and upon factors that are not within the control of NWIN or AJSB. You should consult with your own tax advisor as to the tax consequences of the merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, or foreign and other tax laws.

It is the opinion of Barnes & Thornburg LLP and Luse Gorman, PC that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, with the following tax consequences to U.S. Holders described below.

Tax Treatment of the Entities. NWIN and AJSB have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code such that no gain or loss will be recognized by NWIN or AJSB as a result of the merger, and NWIN and AJSB will each be a party to such reorganization within the meaning of Section 368(a) of the Code.

The following discussion summarizes the material U.S. federal income tax consequences of the merger to U.S. Holders, assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange of AJSB Common Stock for NWIN Common Stock and Cash. As a result of receiving a combination of NWIN common stock and cash in exchange for shares of AJSB common stock, a U.S. Holder will recognize gain, but not loss, equal to the lesser of (1) the amount of cash received (other than cash received in lieu of fractional shares of NWIN common stock), or (2) the amount of gain “realized” in the merger. The amount of gain a U.S. Holder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of the NWIN common stock received, exceeds (b) the U.S. Holders’ aggregate adjusted tax basis in the AJSB common stock surrendered in the merger. Any recognized gain will be taxed as a capital gain or a dividend, as described below. Generally, a U.S. Holder’s aggregate tax basis in the AJSB common stock received by such U.S. Holder in the merger in exchange for its AJSB common stock, including any fractional shares deemed received by the U.S. Holder under the treatment discussed below in “Cash Received In Lieu of a Fractional Share of NWIN Common Stock,” will equal such U.S. Holder’s aggregate tax basis in the AJSB common stock surrendered in the merger, increased by the amount of taxable gain or dividend income (see below), if any, recognized by such U.S. Holder in the merger (other than with respect to cash received in lieu of fractional shares of NWIN common stock), and decreased by the amount of cash, if any, received by such U.S. Holder in the merger (other than cash received in lieu of fractional shares of AJSB common stock). The holding period for shares of NWIN common stock received by such U.S. Holder, including any fractional shares deemed received by the U.S. Holder, will include such U.S. Holder’s holding period for the AJSB common stock surrendered in exchange for the NWIN common stock, provided that such shares of AJSB common stock were held as capital assets of the U.S. Holder at the effective time of the merger. If a U.S. Holder acquired different blocks of AJSB common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of AJSB common stock, and the cash and shares of NWIN stock received will be allocated pro rata to each such block of stock. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. Holder will generally be able to reduce its capital gains by capital losses in determining its income tax liability. U.S. Holders of AJSB common stock should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of NWIN common stock received in the merger.

Exchange of AJSB Common Stock Solely for Cash. A U.S. Holder who receives solely cash in exchange for all of his, her, or its shares of AJSB common stock (and is not treated as constructively owning NWIN common stock after the merger under the circumstances referred to below under “Potential Recharacterization of Gain as a Dividend”) will recognize gain or loss for federal income tax purposes equal to the difference, if any, between the cash received and such U.S. Holder’s aggregate adjusted tax basis in the AJSB common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the U.S. Holder at the effective time of the merger. See “Taxation of Capital Gain” below for more information on the rules applicable to capital gains. The deductibility of capital losses is subject to limitations. See discussion above regarding blocks of stock that were purchased at different times or at different prices.

Taxation of Capital Gain. Except as described under “Potential Recharacterization of Gain as a Dividend” below, gain that U.S. Holders recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. Holders have held (or are treated as having held) their AJSB common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate U.S. Holders of AJSB common stock is generally taxed at preferential rates. For non-corporate U.S. Holders, long-term capital gain generally can be taxed at a maximum U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The current maximum U.S. federal income tax rate in effect for long-term capital gains recognized is 20%. In addition, net investment income of certain high-income taxpayers may be subject to an additional 3.8% tax (i.e., the net investment income tax) under Section 1411 of the Code. Because the impact of the net investment income tax depends primarily upon the particular circumstances of a U.S. Holder, U.S. Holders should consult their own tax advisors regarding the potential impact of these tax rules to them.

Potential Recharacterization of Gain as a Dividend. Any gain recognized by a U.S. Holder will be capital gain unless the U.S. Holder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as dividends to the extent of the U.S. Holder’s ratable share of accumulated earnings and profits, as calculated for United States federal income tax purposes. For purposes of determining whether a U.S. Holder’s receipt of cash has the effect of a distribution of a dividend, the U.S. Holder will be treated as if it first exchanged all of his, her, or its AJSB common stock solely in exchange for NWIN common stock and then NWIN immediately redeemed a portion or all of that stock for the cash that the U.S. Holder actually received in the merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a distribution of a dividend to the U.S. Holder if such receipt is, with respect to the U.S. Holder, “not essentially equivalent to a dividend,” “substantially disproportionate,” or a “complete redemption,” each within the meaning of Section 302(b) of the Code.

The deemed redemption will not be “essentially equivalent to a dividend” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” in the U.S. Holder’s proportionate interest in NWIN. If a U.S. Holder that has a relatively minimal stock interest in NWIN and no right to exercise control over corporate affairs suffers a reduction in the U.S. Holder’s proportionate interest in NWIN, the U.S. Holder should be regarded as having suffered a meaningful reduction in the U.S. Holder’s proportionate interest in NWIN. For example, the IRS has held in a published ruling that, in the case of a less than 1% stockholder who does not have management control over the corporation, any reduction in the stockholder’s proportionate interest will constitute a “meaningful reduction.” The IRS has also indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.

The deemed redemption will be “substantially disproportionate,” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder who owns less than 50% of the voting power of the outstanding NWIN common stock if the percentage of the outstanding NWIN voting (including all classes that carry voting rights) and common stock (both voting and nonvoting) that is actually and constructively owned by the U.S. Holder immediately after the deemed redemption is reduced to less than 80% of the percentage of the outstanding NWIN common stock that is considered to be actually and constructively owned by the U.S. Holder immediately before the deemed redemption.

The deemed redemption will be a “complete redemption,” and, therefore, will not have the effect of a distribution of a dividend with respect to a U.S. Holder, if it results in a complete termination of a U.S. Holder’s interest in the outstanding NWIN common stock that is considered to be actually and constructively owned by the U.S. Holder immediately before the deemed redemption.

For purposes of applying the foregoing tests, a U.S. Holder will be deemed to own the stock it actually owns and the stock it constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a U.S. Holder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the U.S. Holder is a beneficiary and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the U.S. Holder or such other persons. In the event of a “complete redemption” within the meaning of Section 302(b)(3) of the Code, a U.S. Holder may elect to waive the attribution rules of Section 318 of the Code pursuant to Section 302(c) of the Code.

The determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each U.S. Holder. U.S. Holders are urged to consult their own tax advisors regarding the tax treatment of the cash received in the merger.

Taxation of Dividend. If, after applying the tests described in “Potential Recharacterization of Gain as a Dividend” above, the deemed redemption results in the gain recognized by a U.S. Holder being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to individual AJSB U.S. Holders at the long-term capital gains rate, provided that the U.S. Holder held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the closing date. The maximum rate on qualified dividends for high income taxpayers is currently 20%. In addition, certain high-income taxpayers may be subject to an additional 3.8% net investment income tax. Any gain treated as ordinary income will be taxable at ordinary income rates.

Cash Received In Lieu of a Fractional Share of NWIN Common Stock. A U.S. Holder who receives cash in lieu of a fractional share of NWIN common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by NWIN of the fractional share. As a result, such U.S. Holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in the U.S. Holder’s fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. See discussion in “Taxation of Capital Gain” above for information regarding the tax rates applicable to long-term capital gains, including the potential application of the net investment income tax. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting. Payments of cash to a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. Holder provides proof of an applicable exemption or furnishes his, her, or its taxpayer identification number (Form W-9), and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability to the extent that they exceed such U.S. Holder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

A U.S. Holder will be required to retain records pertaining to the merger with regard to the stock consideration received by such U.S. Holder. A U.S. Holder who is a “significant holder” of AJSB shares and who receives shares of NWIN will be required to retain records pertaining to the merger with regard to the stock consideration received by such U.S. Holder and file a statement with his, her, or its U.S. federal income tax return in accordance with Treasury Regulation Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such U.S. Holder’s basis in the AJSB common stock surrendered and the fair market value of the NWIN common stock and cash received in the merger. A “significant holder” is a holder of AJSB common stock who, immediately before the merger, owned at least 1% of the outstanding stock of AJSB or securities of AJSB with a basis for federal income tax purposes of at least $1 million.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, AJSB urges AJSB shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws. The foregoing summary of material U.S. federal income tax consequences of the merger is not intended or written to be used, and cannot be used, by any shareholder of AJSB or any other person for the purpose of avoiding penalties that may be imposed by the Internal Revenue Service.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Under the Merger Agreement, AJSB stockholders owning at least 100 shares of AJSB common stock will exchange their shares of AJSB common stock for shares of NWIN common stock and cash (and cash for fractional share interests). NWIN is organized under the laws of the State of Indiana, and the NWIN shareholders are governed by the applicable laws of the State of Indiana, including the Indiana Business Corporation Law (the “IBCL”), and NWIN’s articles of incorporation and bylaws. AJSB is organized under the laws of the State of Maryland, and the rights of AJSB stockholders are governed by the laws of the State of Maryland, including the Maryland General Corporation Law (“MGCL”), and the articles of incorporation of AJSB, as amended (which we refer to as the “AJSB Articles”) and the bylaws of AJSB (which we refer to as the “AJSB Bylaws”). Upon consummation of the merger, AJSB’s stockholders receiving the stock consideration will become NWIN shareholders, and the Amended and Restated Articles of Incorporation of NWIN (which we refer to as the “NWIN Articles”), the Amended and Restated Bylaws of NWIN (which we refer to as the “NWIN Bylaws”), the IBCL, and the rules and regulations applicable to public companies will govern their rights as NWIN shareholders.

The following summary discusses some of the material differences between the current rights of NWIN shareholders and AJSB stockholders under the NWIN Articles, NWIN Bylaws, AJSB Articles, and AJSB Bylaws.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the NWIN Articles, the NWIN Bylaws, the AJSB Articles, and the AJSB Bylaws, as applicable.

Authorized Capital Stock

NWIN

NWIN currently is authorized to issue up to 10,000,000 shares of common stock, without par value, of which 3,029,157 shares were outstanding as of October 19, 2018. NWIN also is authorized to issue up to 10,000,000 shares of preferred stock. No shares of preferred stock are currently outstanding. NWIN’s board may fix the preferences, limitations, and relative voting and other rights of the shares of any series of preferred stock that it designates. No options to purchase shares of NWIN common stock are currently outstanding.

AJSB

AJSB currently is authorized to issue up to 100,000,000 shares of common stock, par value $0.01 per share, of which 2,149,860 shares were outstanding as of October 19, 2018. AJSB also is authorized to issue up to 50,000,000 shares of preferred stock. No shares of preferred stock are currently outstanding. AJSB’s board may fix the preferences, limitations, and relative voting and other rights of the shares of any series of preferred stock that it designates. Under the MGCL and the articles of incorporation of AJSB, the board of directors may increase or decrease the number of authorized shares without stockholder approval. In addition, the board of directors may, without stockholder approval, establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rights and liquidation preferences. The ability of AJSB to issue shares of preferred stock could have an anti-takeover effect. As of October 19, 2018, there were outstanding options to purchase 101,132 shares of AJSB common stock, of which 79,096 were vested.

Voting Rights and Cumulative Voting

NWIN

Each holder of NWIN common stock generally has the right to cast one vote for each share of NWIN common stock held of record on all matters submitted to a vote of shareholders of NWIN.

Indiana law provides that shareholders may not cumulate their votes in the election of directors unless the corporation’s articles of incorporation so provide. The NWIN Articles do not grant cumulative voting rights to NWIN shareholders.

AJSB

Each holder of AJSB common stock generally has the right to cast one vote for each share of AJSB common stock held of record on all matters submitted to a vote of stockholders of AJSB.

The AJSB Articles prohibits cumulative voting. The AJSB Articles also provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the MGCL, which entitles stockholders to one vote for each share of stock unless the AJSB Articles provide for a greater or lesser number of votes per share or limit or deny voting rights.

Dividends

NWIN

NWIN may pay dividends and make other distributions at such times, in such amounts, to such persons, for such consideration, and upon such terms and conditions as the NWIN board may determine, subject to all statutory restrictions, including banking law restrictions discussed elsewhere in this proxy statement/prospectus.

NWIN has no issued and outstanding shares of preferred stock that take preference in dividend distributions over shares of common stock in certain circumstances. See “– Preferred Stock” below.

AJSB

Holders of AJSB common stock are entitled, when declared by the AJSB board, to receive dividends, subject to the rights of holders of preferred stock. Under Maryland law, no dividends, redemptions, stock repurchases or other distributions may be declared or paid if, after giving effect to the dividend, redemption, stock repurchase or other distribution, (1) the corporation would not be able to pay its debts as they become due in the usual course of business, or (2) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. The board of directors may base a determination regarding the legality of the declaration or payment of a distribution on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

In addition, a Maryland corporation that would be prohibited from making a distribution because its assets would be less than the sum of its total liabilities and preferences of outstanding preferred stock may also make a distribution from the net earnings of the corporation for the fiscal year in which the distribution is made, the net earnings of the corporation for the preceding fiscal year, or the sum of the net earnings of the corporation for the preceding eight fiscal quarters.

Liquidation

NWIN

In the event of the liquidation, dissolution, and/or winding-up of NWIN, either voluntary or involuntary, after payment is made to the holders of preferred stock, if any, of the full amount to which they may be entitled under the NWIN Articles, the holders of common stock are entitled, to the exclusion of the holders of preferred stock, to share ratably, according to the number of shares of common stock held by them, in all the remaining assets of NWIN available for distribution to its shareholders. NWIN presently has no issued and outstanding shares of preferred stock that take preference in liquidation distributions over its shares of common stock. See “– Dividends” directly above, and “– Preferred Stock” directly below.

AJSB

In the event of the liquidation, dissolution, or winding up of AJSB, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of AJSB available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preferred Stock

NWIN

In general, the NWIN board is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences, and other rights of the shares of each such series and the limitations thereof. The NWIN board is authorized to issue up to 10,000,000 shares of preferred stock, but no shares of preferred stock are currently outstanding.

AJSB

Pursuant to the AJSB Articles, preferred stock may be issued with preferences and designations as AJSB’s board of directors may from time to time determine. AJSB’s board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights. The issuance of shares of preferred stock could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. The AJSB board is authorized to issue up to 50,000,000 shares of preferred stock, but no shares of preferred stock are currently outstanding.

No Sinking Fund Provisions

No common or preferred shares of NWIN or AJSB are subject to any mandatory redemption, sinking fund, or other similar provisions.

Additional Issuances of Stock

NWIN

Except in connection with the proposed merger with AJSB as described in this proxy statement/prospectus, NWIN has no specific plans for the issuance of additional authorized shares of its common stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued shares of NWIN common and preferred stock will be available for general corporate purposes, including, but not limited to, issuance as stock dividends or in connection with stock splits, issuance in future mergers or acquisitions, issuance under a cash dividend reinvestment and/or stock purchase plan, issuance under a stock incentive plan, or issuance in future underwritten or other public or private offerings.

Section 23-1-26-2 of the IBCL permits the board of directors of an Indiana corporation to authorize the issuance of additional shares, unless the corporation’s articles of incorporation reserve such a right to the corporation’s shareholders. Under the NWIN Articles, no shareholder approval is required for the issuance of additional shares. As a result, the NWIN board may issue preferred stock, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of NWIN’s common shareholders.

AJSB

Under the MGCL and the AJSB Articles, AJSB’s board of directors may increase or decrease the number of authorized shares without stockholder approval. AJSB has no specific plans for the issuance of additional authorized shares of its common stock or for the issuance of any shares of preferred stock.

Number of and Restrictions Upon Directors

NWIN

The NWIN Bylaws state that the NWIN board will consist of three or more members, with the number thereof to be determined from time to time by resolution of the board of directors. The NWIN board of directors has currently set the size of the board at 11 directors. The NWIN board is divided into three classes, with each class containing directors as nearly equal in number as possible, with the term of office of one class expiring each year. Each director holds office for the term for which he or she was elected and until his or her successor is elected and has qualified, or until his or her death, resignation, disqualification, or removal, or until there is a decrease in the number of directors.

AJSB

The AJSB Articles require the board of directors to be divided into three classes and that the members of each class will be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

Additionally, AJSB’s Bylaws provided that a person is not qualified to serve as director if he or she: (1) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) is a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. AJSB’s Bylaws provide that no person may serve on the board of directors and at the same time be a director or officer of a financial institution or credit union that has an office in any county in which AJSB or any of its subsidiaries has an office or in any contiguous county. AJSB’s Bylaws also provide that no person may serve on the board of directors unless such person has resided, for a period of at least one year immediately before his or her nomination or appointment to the board, within a 75-mile radius of AJSB’s home office.

Removal of Directors

NWIN

Under Indiana law, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise.

Under the NWIN Articles, any or all of the members of the board may be removed, for good cause, only at a meeting of the NWIN shareholders called expressly for that purpose, by the affirmative vote of the holders of outstanding shares representing at least 80% of all the votes entitled to be cast at an election of directors. NWIN directors may not be removed in the absence of good cause.

AJSB

Under Maryland law, if a board of directors has been divided into classes, a director may not be removed without cause.

The AJSB Articles provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of AJSB’s then-outstanding common stock entitled to vote.

Special Meetings of the Board

NWIN

The NWIN Bylaws provide that special meetings of the NWIN board may be called by any member of the board of directors upon not less than 24 hours’ notice given to each director of the date, time, and place of the meeting.

AJSB

AJSB’s Bylaws provide that special meetings of the board of directors may be called by one-third of the directors then in office, the president or the chairman of the board.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

NWIN

Pursuant to the NWIN Bylaws, shareholders may submit proposals for business to be considered at NWIN’s annual meeting of shareholders if the proposing shareholder has given notice to NWIN’s Secretary not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the annual meeting for the preceding year. Such proposals must be made in writing, must be received at NWIN’s principal office within the time periods specified in the preceding sentence, and must contain the information specified in the NWIN Bylaws.

The NWIN Bylaws also provide that nominations for election of directors to the NWIN board may be made by the NWIN board or by any NWIN shareholder of record entitled to vote for the election of directors at the applicable annual meeting. Shareholder nominations for director must be made in writing, and must be delivered to and received by NWIN’s Secretary not later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the annual meeting for the preceding year. All such shareholder nominations must include the information specified in the NWIN Bylaws.

AJSB

AJSB’s Bylaws provide an advance notice procedure for stockholder business proposals, or stockholder nominations to the board of directors, to be brought before an annual meeting of stockholders. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, AJSB’s Secretary must receive written notice not less than 80 days nor more than 90 days prior to the date of the annual meeting. In the event that less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders, notice by the stockholder must be received not later than the tenth day following the day on which public disclosure of the date of such meeting is first made. No adjournment or postponement of a meeting of stockholders will commence a new period for the giving of notice. A stockholder’s notice to the Secretary must include the information set forth in the bylaws.

Special Meetings of Shareholders

NWIN

The NWIN Bylaws state that special shareholders’ meetings may be called at any time by the board of directors or the President, and shall be called by the board if the Secretary of NWIN receives written, dated, and signed demands for a special meeting from the holders of shares representing at least 80% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

AJSB

AJSB’s Bylaws provide that special meetings of the stockholders may be called by the president, the chairman of the board, a majority of the board of directors or AJSB’s Secretary at the written request of the holders of a majority of the shares entitled to vote at the meeting.

Indemnification

NWIN

Under the IBCL as applicable to NWIN, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding.

The NWIN Articles provide that every person who is or was a director, officer, employee, or agent of NWIN or is or was serving at the request of NWIN as a directors, officer, employee, agent, or fiduciary of another foreign or domestic business entity, trust, employee benefit plan, or other for-profit or non-profit entity, will be indemnified by NWIN against all liability and reasonable expense that may be incurred by him or her in connection with or resulting from any claim, provided that (i) such person is wholly successful with respect to the claim, or (ii) if not wholly successful, the person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of NWIN or at least not opposed to its best interests, and, for criminal actions, is determined to have had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by NWIN extends to attorneys’ fees, judgments, fines, liabilities, and settlements. NWIN may also advance expenses for the defense of an eligible indemnified person upon determination of eligibility and upon receipt of written affirmation of eligibility and an undertaking by such person to repay such expenses if it should ultimately be determined that he is not entitled to indemnification.

In order for a director, officer, employee, or agent to be entitled to indemnification, special legal counsel and the NWIN board, acting upon the findings of the special legal counsel, must determine that the person seeking indemnification has met the standards of conduct required by the NWIN Articles.

AJSB

The AJSB Articles provide that a director of the corporation will not be liable to the corporation or its stockholders for monetary damages, subject to certain limitations. Under the AJSB Articles, directors’ and officers’ liability to the corporation or its stockholders for money damages may be expanded or limited, except that liability of a director or officer may not be limited: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services, for the amount of the improper benefit or profit; (2) to the extent that a final adjudication adverse to the person is entered based on a finding that the person’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action in the proceeding; or (3) to the extent otherwise provided under the MGCL.

Under the MGCL, a corporation may not indemnify a director or officer if it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding, and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; or (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, a corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or in which the director or officer was adjudged liable to the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification, even though the director did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. Except for a proceeding brought to enforce indemnification or where a resolution of the board of directors or an agreement approved by the board expressly provides otherwise, a corporation may not indemnify a director for a proceeding brought by the director against the corporation.

The AJSB Articles provide that it will indemnify (1) its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses, and (2) other employees or agents to such extent as is authorized by the board of directors and Maryland law. Maryland law allows AJSB to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of AJSB.

Preemptive Rights

NWIN

Although permitted by the IBCL, the NWIN Articles do not provide for preemptive rights to subscribe for any new or additional common or preferred stock.

AJSB

Under the MGCL, unless the articles of incorporation provide otherwise, stockholders have no preemptive rights. The AJSB Articles allow the board of directors to grant preemptive rights. However, the AJSB board of directors has not approved any such preemptive rights.

Amendment of Articles of Incorporation and Bylaws

NWIN

Except as otherwise provided below, amendments to the NWIN Articles must be approved by a majority vote of the NWIN board and also by a vote of shareholders entitled to vote on the matter in which more votes are cast in favor of the amendment than against the amendment.

Any amendment or repeal of Article VIII of the NWIN Articles (regarding approval of business combinations), or of Sections 6.1 (regarding the number of members on the NWIN board of directors), 6.6 (regarding removal of directors), 7.2 (regarding special meetings of shareholders), 7.5 (regarding NWIN’s by-laws), 10.2 (regarding the redemption of shares acquired in control share acquisitions), or 10.3 (regarding election to be subject to Chapter 43 of the IBCL, the Indiana Business Combinations Statute), or any other amendment of the NWIN Articles which would have the effect of modifying or permitting circumvention of Article VIII or such other provisions of the NWIN Articles, requires the affirmative vote (i) of at least 80% of the votes entitled to be cast by the holders of the outstanding shares of all classes of NWIN voting stock, acting as a single class; and (ii) a majority of NWIN’s independent shareholders (which is generally defined in the NWIN Articles as shares beneficially owned by persons other than certain related persons of NWIN). Notwithstanding the foregoing, the voting thresholds described in the preceding sentence will not be required for any amendment to or repeal of the NWIN Articles if such amendment or repeal was approved by a favorable vote of at least two-thirds of the entire number of directors who qualify as “continuing directors” (as defined in the NWIN Articles) with respect to all related persons, in which case the amendment or repeal will only require more votes to be cast in favor of the amendment or repeal than cast against it.

The NWIN Articles also may be amended by the NWIN board without shareholder approval to designate a new series of preferred shares.

The NWIN Bylaws may be amended only by a majority vote of the entire number of directors of the NWIN board at the time of the vote.

AJSB

The AJSB Articles may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding voting common stock of AJSB, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the board of directors approves such amendment. However, approval by at least 80% of the outstanding common stock is required to amend certain provisions regarding, but not limited to, the limitation of voting rights, majority voting, classification of the board, board vacancies, removal of directors, amendment of the bylaws, acquisition offers, issuance of preferred stock, a stockholder quorum, indemnification of officers and directors, limitations on liability, cumulative voting, advance notice requirements for stockholder proposals and nominations, and the provision requiring at least 80% outstanding voting stock approval to amend the aforementioned provisions.

The AJSB Articles also provide that the AJSB Bylaws may be amended by the affirmative vote of a majority of the AJSB directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Restrictions on Unsolicited Changes in Control (Anti-Takeover Protections)

NWIN

General. The NWIN Articles include several provisions that may have the effect of rendering the company less attractive to potential acquirors, thereby discouraging future takeover attempts that certain shareholders might deem to be in their best interests, or pursuant to which shareholders might receive a substantial premium for their shares over then-current market prices, but would not be approved by the company’s board of directors. These provisions also have the effect of rendering the removal of management and the incumbent board of directors more difficult. However, the NWIN board has concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.

Directors. Certain provisions in the NWIN Articles and NWIN Bylaws impede changes in the majority control of the company’s board of directors. The NWIN Bylaws provide that the board will be divided into three classes, with directors in each class elected for staggered three-year terms. As a result, it would take two annual elections to replace a majority of the NWIN board. Further, NWIN’s Bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

The NWIN Bylaws provide that any vacancy occurring in the NWIN board, including a vacancy created by resignation, death, incapacity, or an increase in the number of directors, will be filled by selection of a successor, to serve for the remainder of the unexpired term, by a majority vote of the remaining members of the board; provided that, if such vacancy or vacancies leaves the board with no members or if the remaining members of the board are unable to agree upon a successor or determine not to select a successor, such vacancy may be filled by a vote of the shareholders at a special meeting called for that purpose or at the next annual meeting of shareholders.

Under the NWIN Articles, any or all of the members of the board may be removed, for good cause, only at a meeting of the NWIN shareholders called expressly for that purpose, by the affirmative vote of the holders of outstanding shares representing at least 80% of all the votes entitled to be cast at an election of directors. NWIN directors may not be removed in the absence of good cause.

Restrictions on Call of Special Meetings. The NWIN Bylaws state that special shareholders’ meetings may be called at any time by the board of directors or the President, and shall be called by the board if the Secretary of NWIN receives written, dated, and signed demands for a special meeting from the holders of shares representing at least 80% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

No Cumulative Voting. The NWIN Articles do not provide for cumulative voting rights in the election of directors.

Authorization of Preferred Stock. NWIN is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, powers, preferences, and relative participating, optional, and other special rights of such shares, including voting rights, if any. In the event of a proposed merger, tender offer, or other attempt to gain control of NWIN not approved by the board of directors, it might be possible for the NWIN board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The board of directors of NWIN has no present plans or understandings for the issuance of any preferred stock and it does not intend to issue any preferred stock except on terms that the board may deem to be in the best interests NWIN’s shareholders.

Evaluation of Offers. The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, the communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. The NWIN Articles provide that the NWIN board, in determining whether to take or refrain from taking any action with respect to any matter, including the evaluation of a business combination or tender or exchange offer, and including making or declining to make any recommendation to shareholders of NWIN, may consider both the short term and long term best interests of NWIN (including the possibility that these interests may be best served by the continued independent of NWIN), taking into account, and weighing as the board deems appropriate, the social and economic effects thereof on NWIN’s present and future employees, suppliers, and customers of NWIN and its subsidiaries, the communities in which offices or other facilities of NWIN are located, and any other factors the directors consider pertinent.

Procedures for Certain Business Combinations. The NWIN Articles require the affirmative vote of 80% of the outstanding shares of all classes of voting stock (subject to certain “fair price” and supermajority director approval exceptions), and an independent majority of shareholders, to approve certain business combinations with holders of more than 10% of NWIN’s voting shares or their affiliates.

Amendments to Articles and Bylaws. As noted above, except for certain exceptions, amendments to the NWIN Articles must be approved by a majority vote of the NWIN board and also by a vote of shareholders in which more votes are cast in favor of the amendment than against the amendment. Additionally, any amendment or repeal of Article VIII of the NWIN Articles (regarding approval of business combinations), or of Sections 6.1 (regarding the number of members on the NWIN board of directors), 6.6 (regarding removal of directors), 7.2 (regarding special meetings of shareholders), 7.5 (regarding NWIN’s by-laws), 10.2 (regarding the redemption of shares acquired in control share acquisitions), or 10.3 (regarding election to be subject to Chapter 43 of the IBCL, the Indiana Business Combinations Statute), or any other amendment of the NWIN Articles which would have the effect of modifying or permitting circumvention of Article VIII or such other provisions of the NWIN Articles, requires the affirmative vote (i) of at least 80% of the votes entitled to be cast by the holders of the outstanding shares of all classes of NWIN voting stock, acting as a single class; and (ii) a majority of NWIN’s independent shareholders.

The NWIN Articles may be amended by the NWIN board without shareholder approval to designate a new series of preferred shares.

The NWIN Bylaws may be amended only by a majority vote of the entire number of directors of the NWIN board at the time of the vote.

AJSB

Directors. The AJSB board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it takes at least two annual elections to replace a majority of the board of directors. Further, AJSB’s Bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. AJSB’s Bylaws also set forth qualifications as to individuals who can and cannot serve on the board of directors.

Under AJSB’s Bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the affirmative vote of two-thirds of the remaining directors, and any director so chosen will hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Restrictions on Call of Special Meetings. AJSB’s Bylaws provide that special meetings of stockholders can be called by the president, the chairman of the board, a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. AJSB’s Articles prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. AJSB’s Articles provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.

Restrictions on Removing Directors from Office. AJSB’s Articles provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding capital stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “– Limitation of Voting Rights”).

Authorization of Preferred Stock. AJSB’s Articles authorize 50,000,000 shares of serial preferred stock. AJSB’s board of directors is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of AJSB that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of AJSB. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. The provisions requiring the affirmative vote of 80% of outstanding shares for certain stockholder actions have been included in the AJSB Articles in reliance on Section 2-104(b)(4) of the MGCL. Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the MGCL.

Evaluation of Offers. The AJSB Articles provide that its board of directors, when evaluating a transaction that would or may involve a change in control of AJSB (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of AJSB and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon AJSB’s stockholders, including stockholders, if any, who do not participate in the transaction;
•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, AJSB and its subsidiaries and on the communities in which AJSB and its subsidiaries operate or are located;
•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of AJSB;
•	whether a more favorable price could be obtained for AJSB’s stock or other securities in the future;
•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of AJSB and its subsidiaries;
•	the future value of the stock or any other securities of AJSB or the other entity to be involved in the proposed transaction;
•	any antitrust or other legal and regulatory issues that are raised by the proposal;
•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and
•	the ability of AJSB to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If AJSB’s board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

State and Federal Law

Indiana State Law. Several provisions of the IBCL could affect the acquisition of shares of NWIN common stock, or otherwise affect the control of NWIN. Chapter 43 of the IBCL prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between corporations (assuming the company has over 100 shareholders) and an interested shareholder (defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares) for five years following the date on which the shareholder obtained 10% ownership, unless the acquisition was approved in advance of that date by the board of directors of the company. If prior approval is not obtained, several price and procedural requirements must be met before the business combination can be completed. NWIN has elected in the NWIN Articles to be governed by Chapter 43 of the IBCL.

In addition, the IBCL contains a Control Share Acquisition Statute that may have the effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. The Control Share Acquisitions Statute provides that, unless otherwise provided in a corporation’s articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation’s stock (which take the acquiror over the successive thresholds of 20%, 33%, and 50% of the corporation’s stock) will be accorded voting rights only if a majority of the disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisitions Statute if it has 100 or more shareholders and its principal place of business is in Indiana. An Indiana corporation otherwise subject to the Control Share Acquisitions Statute may elect not to be covered by the statute by so providing in its articles of incorporation or bylaws. NWIN has elected to be governed by the Control Share Acquisitions Statute.

The Control Share Acquisitions Statute does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the plan of merger.

The IBCL specifically authorizes Indiana corporations to issue options, warrants, or rights for the purchase of shares or other securities of the corporation or any successor in interest of the corporation. These options, warrants, or rights may, but need not be, issued to shareholders on a pro rata basis.

The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider relevant. As described above, the NWIN Articles contain a provision having a similar effect. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith that such approval is not in the best interests of the corporation. In addition, the IBCL states that directors are not required to redeem any rights under, or render inapplicable, a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be “reasonable in relation to the threat posed.”

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, directors are authorized under the IBCL to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of the disinterested directors will conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

Because of the foregoing provisions of the IBCL, the NWIN board has flexibility in responding to unsolicited proposals to acquire NWIN, and accordingly it may be more difficult for an acquiror to gain control of NWIN in a transaction not approved by its board of directors.

Maryland State Law. Under the MGCL, “business combinations” between AJSB and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of AJSB’s voting stock after the date on which AJSB had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of AJSB at any time after the date on which AJSB had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of AJSB. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between AJSB and an interested stockholder generally must be recommended by the board of directors of AJSB and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of AJSB, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of AJSB other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if AJSB’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Additionally, the AJSB Articles provide that its board of directors, when evaluating a transaction that would or may involve a change in control of AJSB (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of AJSB and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors. For a list of these enumerated factors, see “– Evaluation of Offers” above. The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

1.	one-tenth or more but less than one-third;
2.	one-third or more but less than a majority; or
3.	a majority of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions for shares acquired through descent or distribution, in satisfaction of a pledge or in a merger, consolidation or share exchange to which the corporation is a party. The control share acquisition statute applies to any Maryland corporation with 100 or more beneficial owners of its stock other than a close corporation or an investment company.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except for those which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, if voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The foregoing provisions may be modified by a Maryland corporation’s charter or bylaws. Although AJSB’s Bylaws provide that the Maryland Control Share Acquisition law will be inapplicable to acquisitions of AJSB’s common stock, this provision may be repealed at any time by a majority vote of the whole board of directors, in whole or in part, at any time, whether before or after a control share acquisition and may be applied to any prior or subsequent control share acquisition.

The AJSB Articles provide that its board of directors, when evaluating a transaction that would or may involve a change in control of AJSB (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of AJSB and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors. For a list of these enumerated factors, see “– Evaluation of Offers” above.

Federal Limitations. Subject to certain limited exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require approval of the Federal Reserve Board prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company/savings and loan holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

ADDITIONAL INFORMATION ABOUT AJSB

General

AJSB, a Maryland corporation, was incorporated in 2013 to serve as the savings and loan holding company for AJS Bank. AJSB’s primary business activity is its ownership of AJS Bank. AJSB’s other business activities currently consist of loaning funds to AJS Bank’s ESOP and investing in deposit accounts at AJS Bank.

At June 30, 2018, AJSB had consolidated assets of $191.8 million, deposits of $156.8 million and stockholders’ equity of $31.3 million. AJSB’s executive offices are located at 14757 South Cicero Avenue, Midlothian, Illinois 60445, and its telephone number at that address is (708) 687-7400. AJSB is subject to supervision and regulation by the Federal Reserve Board.

AJS Bank was founded in 1892 by Arthur J. Smith as a building and loan cooperative organization. In 1924, AJSB Bank was chartered as an Illinois savings and loan association, and in 1934 converted to a federal charter. In 1984, it amended its charter to become a federally chartered savings bank. AJS Bank operates from its main office in Midlothian, Illinois and two branch offices in Orland Park, Illinois. Its primary business activity is the origination of one- to four-family real estate loans. To a lesser extent, it also originates multi-family, commercial real estate, home equity, and consumer loans. It also invests in securities, primarily United States government-sponsored enterprises and agency mortgage-backed securities. AJSB Bank is subject to supervision and regulation by the Office of the Comptroller of the Currency.

Market Area

AJS Bank offers a variety of financial products and services to meet the needs of the greater Chicagoland area. AJS Bank’s lending and deposit-generating area is concentrated in the neighborhoods surrounding its three offices located approximately 20 miles south of Chicago. Its main office is in Midlothian, Illinois, and it has two branch offices in Orland Park, Illinois. All three of its offices are located in Cook County approximately 20 miles south of Chicago. However, AJS Bank considers both Cook and Will Counties as its market area. Midlothian is primarily a residential community, and its largest employers are state and local governments, automobile dealerships, financial institutions and retail shops. In addition, Orland Park contains a number of retail businesses and light industrial companies. This market area consists primarily of the services industry, wholesalers and retailers, and manufacturing companies. Major employers include the Orland Park School District, the Village of Orland Park, numerous automobile dealerships, and various retailers including Macy’s, Home Depot, Costco and J.C. Penney’s. The economy in AJS Bank’s market area is not dependent on any single employer or type of business.

Competition

AJS Bank faces significant competition in both originating loans and attracting deposits. The Chicago metropolitan area has a high concentration of financial institutions, most of which are significantly larger institutions with greater financial resources than AJS Bank, and all of which are competitors to varying degrees. Competition for loans comes principally from commercial banks, savings banks, mortgage banking companies, credit unions, and other financial service companies. Direct competition for deposits has historically come from commercial banks, savings banks and credit unions. AJS Bank faces additional competition for deposits from non-depository competitors such as mutual funds, securities and brokerage firms, and insurance companies. At June 30, 2018 (the latest date that FDIC information is available), AJS Bank had less than 1% of the deposits in Cook County.

Lending Activities

General. AJS Bank’s loan portfolio is comprised mainly of one- to four-family residential real estate loans. The majority of these loans have fixed rates of interest. In addition to one- to four-family residential real estate loans, AJS Bank’s loan portfolio consists of multi-family residential and commercial real estate loans and home equity lines of credit. At June 30, 2018, gross loans totaled $98.9 million, of which $89.2 million, or 90.2%, were secured by one- to four-family residential real estate, $6.2 million, or 6.3%, were secured by multi-family residential and commercial real estate, $3.4 million, or 3.4%, were home equity lines of credit, and $78,000, or 0.1%, were consumer loans. At June 30, 2018, 93.6% of loans were secured by first and second mortgages on residential real estate. AJS Bank’s lending area is the Chicago metropolitan area, with an emphasis on lending in the south and southwest suburbs.

Loan Portfolio Composition. The following table shows the composition of AJSB’s loan portfolio in dollar amounts and in percentages as of the dates indicated. AJSB had no loans held for sale at the dates indicated.

	At June 30, 2018		At December 31,
			2017		2016
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
One- to four-family residential	$89,190	90.2%	$94,412	90.2%	$101,449	89.2%
Multi-family and commercial	6,211	6.3	6,451	6.2	7,312	6.4
Total real estate loans	95,401	96.5%	100,863	96.4%	108,761	95.6%

Other Loans:
Consumer and other loans	78	0.1%	80	0.1%	95	0.1%
Home equity	3,439	3.4	3,756	3.5	4,817	4.3
Total loans	98,918	100.0%	104,699	100.0%	113,673	100.0%

Allowance for loan losses	(748)		(778)		(825)
Deferred loan (fees) costs	154		161		161
Total loans receivable, net	$98,324		$104,082		$113,009

Maturity of Loan Portfolio. The following table sets forth certain information regarding the dollar amounts maturing and the interest rate sensitivity of AJSB’s loan portfolio at December 31, 2017. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the year during which the contract is due. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	One- to four-family residential		Multi-family and Commercial		Consumer and Other		Home Equity		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
One year or less	$776	4.35%	$5,727	5.28%	$80	3.16%	$968	4.00%	$7,551	5.00%
Greater than one to three years	772	4.63	183	6.05	—	—	1,554	4.00	2,509	4.34
Greater than three to five years	1,799	3.34	387	4.45	—	—	1,234	4.00	3,420	3.70
Greater than five to ten years	17,899	2.91	—	—	—	—	—	—	17,899	2.91
Greater than 10 to 20 years	48,362	3.44	154	—	—	—	—	—	48,516	3.44
More than 20 years	24,804	4.07	—	—	—	—	—	—	24,804	4.07
Total	$94,412	3.52%	$6,451	5.13%	$80	3.16%	$3,756	4.00%	$104,699	3.64%

Fixed and Adjustable-Rate Loan Schedule. The following table sets forth at December 31, 2017, the dollar amount of all fixed-rate and adjustable-rate loans due after December 31, 2018.

	At December 31, 2017 and Due After December 31, 2018
	Fixed	Adjustable	Total
	(In thousands)
Real estate loans:
One- to four-family residential	$89,265	$4,371	$93,636
Multi-family and commercial	724	—	724
Total real estate loans	89,989	4,371	94,360

Other loans:
Consumer and other loans	—	—	—
Home equity	—	2,788	2,788
Total loans	$89,989	$7,159	$97,148

One- to Four-Family Residential Real Estate Loans. AJS Bank’s primary lending activity consists of originating one- to four-family, owner-occupied, first and second residential mortgage loans, virtually all of which are secured by properties located in its primary market area. At June 30, 2018, these loans totaled $89.2 million, or 90.2% of AJS Bank’s total loan portfolio. At June 30, 2018, AJS Bank had $87.3 million of its one- to four-family residential real estate loans in the first lien position and $1.9 million in the second lien position.

AJS Bank offers one- to four-family residential real estate loans, with adjustable or fixed interest rates, with terms up to 30 years, although it emphasizes the origination of one- to four-family residential loans with terms of 15 years or less. At June 30, 2018, $84.9 million, or 95.2% of one- to four-family residential real estate loans had fixed rates of interest, and $4.3 million, or 4.8%, of AJS Bank’s one- to four-family residential real estate loans had adjustable rates of interest. Fixed-rate loans include loans that generally amortize on a monthly basis over periods between seven to 30 years. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers have the right to refinance or prepay their loans. AJS Bank also offers home equity loans as to which it takes a second mortgage.

AJS Bank offers adjustable-rate mortgage loans (ARM) with an initial interest rate fixed for one, three, five or seven years, and annual adjustments thereafter based on changes in a designated market index subject to annual and lifetime limitations. Adjustable-rate mortgages are priced at a level tied to the one-year United States Treasury bill rate.

Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal of the property at the time the loan is originated. For all first lien position mortgage loans, AJS Bank utilizes outside independent appraisers. For second position mortgage loans, AJS Bank utilizes outside independent appraisers to perform a drive-by appraisal. For borrowers who do not obtain private mortgage insurance, AJS Bank’s lending policies limit the maximum loan-to-value ratio on both fixed-rate and adjustable-rate mortgage loans to 80% of the appraised value of the property that is collateral for the loan. For one- to four-family residential real estate loans with loan-to-value ratios of between 80% and 90%, AJS Bank requires the borrower to obtain private mortgage insurance. For first mortgage loan products, AJS Bank require the borrower to obtain title insurance. For second mortgage type products, AJS Bank conducts a title search. AJS Bank also requires homeowners’ insurance, fire and casualty, and flood insurance, if necessary, on properties securing real estate loans.

Multi-Family Loans and Commercial Lending. At June 30, 2018, $6.2 million, or 6.3% of AJS Bank’s total loan portfolio, consisted of loans secured by multi-family and commercial real estate properties, virtually all of which are located in the state of Illinois. Multi-family loans are secured by multi-family and mixed-use properties. Commercial real estate loans are secured by improved properties such as offices, small business facilities, unimproved land, warehouses and other non-residential buildings. At June 30, 2018, the largest multi-family and commercial real estate loan had a balance of $3.2 million, was secured by a golf course located in Flossmoor, Illinois, and was performing in accordance with its terms. AJS Bank’s multi-family and commercial real estate loans are generally made for up to 80% of the lesser of cost or the appraised value of the property securing the loan.

Prior to funding a loan secured by multi-family, mixed use or commercial property, AJS Bank generally obtains an environmental assessment from an independent, licensed environmental engineer to ascertain the existence of any environmental risks that may be associated with the property. The level of the environmental consultant’s evaluation of a property depends on the facts and circumstances relating to the specific loan, but generally the environmental consultant’s actions range from a Phase I Environmental Site Assessment to a Phase II Environmental Report. The underwriting process for multi-family and commercial real estate loans includes an analysis of the debt service coverage of the collateral property. AJS Bank typically requires a debt service coverage ratio of 120% or higher. AJS Bank also requires personal guarantees by the principals of the borrower and a cash flow analysis when applicable.

Loans secured by multi-family residential or commercial real estate generally have larger loan balances and more credit risk than one- to four-family residential mortgage loans. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the impact of local and general economic conditions on the borrower’s ability to repay the loan, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family or commercial real estate properties typically depends upon the successful operation of the real property securing the loan. If the cash flow from the property is reduced, the borrower’s ability to repay the loan may be impaired. However, multi-family and commercial real estate loans generally have higher interest rates than loans secured by one- to four-family residential real estate.

Home Equity Lines of Credit. AJS Bank offers home equity lines of credit, the total of which amounted to $3.4 million, or 3.4% of the total loan portfolio, as of June 30, 2018. Home equity lines of credit are generally made for owner-occupied homes and are secured by first or second mortgages on residences. AJS Bank generally offers these loans with a maximum loan to appraised value ratio of 75% (including senior liens on the collateral property). AJS Bank offers these lines of credit for a period of five years, and generally at rates tied to the prevailing prime interest rate. AJS Bank’s lines of credit provide for interest only payments during the term of the loan with the principal amount due at the end of the loan term. Home equity lines of credit are generally underwritten in the same manner as one- to four-family residential loans.

Consumer Loans. AJS Bank makes loans for a variety of personal and consumer purposes. As of June 30, 2018, consumer loans totaled $78,000, which consisted of loans secured by deposit accounts. AJS Bank’s procedure for underwriting consumer loans includes an assessment of the applicant’s credit history and ability to meet existing obligations and payments of the proposed loan, as well as an evaluation of the value of the collateral security, if any. Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value, such as automobiles. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining value often does not warrant further substantial collection efforts against the borrower.

Loan Originations, Purchases, Sales and Servicing. Although AJS Bank originates primarily fixed-rate loans, and to a lesser extent adjustable-rate loans, its ability to generate each type of loan depends upon borrower demand, market interest rates, borrower preference for fixed- versus adjustable-rate loans, and the interest rates offered on each type of loan by other lenders in its market area. These lenders include commercial banks, savings institutions, credit unions, and mortgage banking companies, as well as Wall Street conduits that also actively compete for local real estate loans. AJS Bank’s loan originations come from a number of sources, including real estate broker referrals, existing customers, borrowers, builders, attorneys, and “walk-in” customers.

Loan origination activity may be affected adversely by a rising interest rate environment that typically results in decreased loan demand. Historically, a declining interest rate environment generally would result in increased loan demand; however, in the case of declining real estate values, AJS Bank’s loan origination activity may also decline as fewer home purchases occur. Accordingly, the volume of loan originations and the profitability of this activity may vary from period to period. During the six months ended June 30, 2018 and the year ended December 31, 2017, AJS Bank originated $3.5 million and $7.9 million of loans, respectively. AJS Bank generally retains the loans it originates. AJS Bank has also engaged in participation relationships on occasion with other financial institutions but does not have any participations loans outstanding at June 30, 2018.

Loan Approval Procedures and Authority. AJS Bank’s lending activities are subject to written, non-discriminatory underwriting standards and loan origination procedures adopted by AJS Bank’s management and board of directors. A loan officer initially reviews all loans, regardless of size or type. Loans up to the Fannie Mae single family loan limit, currently $453,100, must be reviewed and approved by a loan underwriter or a Vice President of the loan department. All loans of $453,100 or less, that do not meet AJS Bank’s standard underwriting ratios and credit criteria must be reviewed by a Vice President or in their absence, the President or the Loan Committee. The Loan Committee has the authority to approve all loans up to $750,000. The Chief Executive Officer and the board of directors must approve loans in excess of $750,000.

Loans-to-One-Borrower. Federal savings banks are subject to the loans-to-one-borrower limits that restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). At June 30, 2018, AJS Bank’s legal lending limit was $4.4 million. At June 30, 2018, AJS Bank’s largest lending relationship to one borrower totaled $3.2 million, which is a commercial real estate loan secured by a golf course located in Flossmoor, Illinois. This lending relationship was performing in accordance with its terms at June 30, 2018.

Asset Quality

Loan Delinquencies and Collection Procedures. When a borrower fails to make required payments on a loan, AJS Bank takes a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. In the case of mortgage loans, a reminder notice is sent 15 days after an account becomes delinquent. After 15 days, the borrower is contacted by telephone. If the borrower does not remit the entire payment due by the end of the month, then a letter that includes information regarding home-ownership counseling organizations is sent. During the first 15 days of the following month, a second letter is sent, and the borrower is again contacted by telephone. At this time, and after reviewing the cause of the delinquency and the borrower’s previous loan payment history, AJS Bank may agree to accept repayment over a period of time, which will generally not exceed 60 days. However, should a loan become delinquent by two or more payments, and the borrower is either unwilling or unable to repay the delinquency a period of time acceptable to AJS Bank, AJS Bank will send a notice of default by both regular and certified mail. This notice will provide the borrower with the terms which must be met to cure the default, and will again include information regarding home-ownership counseling. In the case of commercial mortgage loans, attempts will be made to work out a repayment plan that will preserve the current ownership of the property while allowing AJS Bank to retain a performing lending relationship. Loan modifications that meet the definition of troubled debt restructurings are accounted for accordingly.

In the event the borrower does not cure the default within 30 days of the postmark of the notice of default, AJS Bank may institute foreclosure proceedings depending on the loan-to-value ratio or relationship with the borrower. AJS Bank holds foreclosed property as other real estate owned. AJS Bank carries foreclosed real estate at its fair value less estimated selling costs or carrying value, whichever is less. If a foreclosure action begins and the loan is not brought current or paid in full before the foreclosure sale, AJS Bank will either sell the real property securing the loan at the foreclosure sale or sell the property as soon thereafter as practical.

In the case of consumer loans, customers are mailed delinquency notices when the loan is 15 days past due and the borrower is contacted by telephone. If collection efforts are unsuccessful, AJS Bank may instruct its attorneys to take further action.

AJS Bank’s policies require that management continuously monitor the status of the loan portfolio and report to the board of directors on a monthly basis. These reports include information on delinquent loans and foreclosed real estate and plans to cure the delinquent status of the loans and to dispose of any real estate acquired through foreclosure.

Impaired Loans, Non-Performing Loans and Troubled Debt Restructurings. A loan is considered impaired when, based on current information and events, it is probable that AJS Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is non-performing when it is greater than 90 days past due. Some loans may be included in both categories, whereas other loans may only be included in one category. Specific allocations are made for loans that are determined to be impaired. AJS Bank’s policy requires that all non-homogeneous loans past due greater than ninety days be classified as impaired and non-performing. However, loans past due less than 90 days may also be classified as impaired when management does not expect to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses as compared to the loan carrying value. As of June 30, 2018, AJS Bank’s total non-performing loans were $1.3 million, or 1.3% of total loans.

Loans are classified as troubled debt restructurings when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Loans on non-accrual status at the date of modification are initially classified as non-accrual troubled debt restructurings. At June 30, 2018, there was $706,000 in non-accruing troubled debt restructurings. AJS Bank’s policy provides that troubled debt restructured loans are returned to accrual status after a period of satisfactory payment performance and reasonable future payment assurance under the terms of the restructuring. Satisfactory payment performance is generally no less than six consecutive months of timely payments. At June 30, 2018, AJS Bank had $1.4 million in accruing troubled debt restructurings. No additional loan commitments were outstanding to our troubled debt restructured borrowers at June 30, 2018.

Other Real Estate Owned. Other real estate owned consists of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure, and is recorded at the lower of recorded investment or fair value less estimated costs to sell. Write-downs from recorded investment to fair value, which are required at the time of foreclosure, are charged to the allowance for loan losses. After transfer adjustments to the carrying value of the properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. During the six months ended June 30, 2018, there were no properties transferred to other real estate owned. For the year ended December 31, 2017, two single family properties and one multi-family property were transferred to other real estate owned. At time of transfer, the single-family properties were collectively valued at $83,000 and the multi-family property was valued at $144,000. AJS Bank had $222,000 and $267,000 in other real estate owned at June 30, 2018 and December 31, 2017, respectively.

Non-performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio and other real estate owned at the dates indicated.

	At June 30, 2018	At December 31,
		2017	2016
	(Dollars in thousands)
Non-accrual loans (less non-accruing troubled debt restructured loans):
One- to four-family residential	$586	$546	$653
Multi-family and commercial	—	198	385
Consumer and other	—	—	—
Home equity	—	—	4
Total non-accrual loans	586	744	1,042

Non-accruing troubled debt restructured loans:
One- to four-family residential	277	290	315
Multi-family and commercial	429	126	144
Consumer and other	—	—	—
Home equity	—	—	—
Total non-accruing troubled debt restructured loans	706	416	459

Loans greater than 90 days delinquent and still accruing:
One- to four-family residential	—	—	—
Multi-family and commercial	—	—	—
Consumer and other	—	—	—
Home equity	—	—	—
Total loans greater than 90 days delinquent and still accruing	—	—	—
Total non-performing loans	1,292	1,160	1,501

Other real estate owned:
One- to four-family residential	78	123	103
Multi-family and commercial	144	144	—
Consumer and other	—	—	—
Home equity	—	—	—
Total other real estate owned	222	267	103
Total non-performing assets	$1,514	$1,427	$1,604

Accruing troubled debt restructured loans:
One- to four-family residential	$1,185	$1,194	$1,501
Multi-family and commercial	166	493	501
Consumer and other	—	—	—
Home equity	—	—	—
Total accruing troubled debt restructured loans	$1,351	$1,687	$2,002

Ratios:
Non-performing loans to total loans	1.31%	1.11%	1.32%
Non-performing assets to total assets	0.79%	0.74%	0.79%

AJS Bank had non-performing assets of $1.3 million, or 1.3% of total assets, as of June 30, 2018. The allowance for loan losses totaled $748,000, representing a ratio of the allowance for loan losses to gross loans receivable of 0.76% at June 30, 2018. The allowance for loan losses to non-performing loans was 57.9% at June 30, 2018.

At June 30, 2018, there were 18 one- to four-family residential loans and home equity lines of credit with an aggregate principal balance of $863,000 on non-accrual status. At June 30, 2018, there were two commercial real estate loans with an aggregate principal balance of $429,000 on non-accrual status, with the largest having an outstanding balance of $312,000. At June 30, 2018, AJS Bank had 10 one- to four-family residential loans and four commercial real estate loans classified as troubled debt restructurings with an aggregate principal balance of $2.1 million, of which $706,000 was on non-accrual status.

At June 30, 2018, AJS Bank had three other real estate owned properties with an aggregate balance of $222,000, comprised of two single family residences and one multi-family property.

Although AJS Bank records its non-performing assets at the estimated fair value of the property or underlying collateral less costs to sell, there may be additional losses on these properties in the future.

For the six months ended June 30, 2018 and the year ended December 31, 2017, gross interest income which would have been recorded had the non-performing loans been current in accordance with their original terms amounted to $37,202 and $64,705, respectively. There was no interest income recorded on such loans for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively.

Classification of Assets. Consistent with regulatory guidelines, AJS Bank provides for the classification of loans and other assets, such as securities, that are considered to be of lesser credit quality as substandard, special mention, doubtful or loss assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the savings institution will sustain some loss if the deficiencies are not corrected. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted. Doubtful assets are those that are past maturity and therefore require additional steps to protect collateral. Assets that do not expose AJS Bank to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated as special mention by management.

When AJS Bank classifies assets as substandard, it allocates for analytical purposes a portion of its general valuation allowances or loss reserves. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which have not been allocated to particular problem assets. When AJS Bank classifies problem assets as loss, it establishes a specific allowance for losses equal to 100% of the amount of the assets so classified, or it charges off the amount. AJS Bank’s determination as to the classification of assets and the amount of valuation allowances is subject to review by the Office of the Comptroller of the Currency, which can order the establishment of additional loss allowances. Management regularly reviews assets to determine whether any require reclassification.

Our classified assets set forth below include loans and other real estate owned.

	At June 30, 2018	At December 31,
		2017	2016
	(In thousands)
Classification of Assets:
Substandard	$1,950	$2,320	$3,072
Doubtful	—	—	—
Loss	—	—	—
Total Classified Assets	$1,950	$2,320	$3,072
Special Mention	$—	$173	$177

Allowance for Loan Losses. The following table sets forth information regarding our allowance for loan losses and other ratios at or for the dates indicated.

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2018	2017	2017	2016
	(Dollars in thousands)
Balance at beginning of period	$778	$825	$825	$988

Charge-offs:
One- to four-family residential	—	—	(17)	(57)
Multi-family and commercial	(41)	(122)	(220)	—
Consumer and other	—	—	—	—
Home equity	—	—	—	—
Total charge-offs	(41)	(122)	(237)	(57)

Recoveries:
One- to four-family residential	7	6	12	23
Multi-family and commercial	54	3	7	19
Consumer and other	—	1	1	2
Home equity	—	—	—	—
Total recoveries	61	10	20	44

Net recoveries (charge-offs)	20	(112)	(217)	(13)
Provision for (credit to) loan losses	(50)	125	170	(150)
Balance at end of period	$748	$838	$778	$825

Ratios:
Net (charge-offs) recoveries during the period to average loans outstanding during the period	0.02%	(0.10)%	(0.20)%	(0.01)%
Net (charge-offs) recoveries during the period to non-performing loans at end of period(1)	1.55%	(7.33)%	(18.71)%	(0.87)%
Allowance for loan losses to non-performing loans at end of period(1)	57.89%	54.78%	67.07%	54.96%
Allowance for loan losses to total loans at end of period	0.76%	0.77%	0.74%	0.73%
(1)	Includes non-performing troubled debt restructurings.

The allowance for loan losses is a valuation account that reflects AJS Bank’s evaluation of the losses known and inherent in AJS Bank’s loan portfolio that are both probable and reasonable to estimate. AJS Bank maintains the allowance through provisions for loan losses that are charged to income. AJS Bank charges losses on loans against the allowance for loan losses when it believes the collection of loan principal is unlikely.

Management’s evaluation of risk in maintaining the allowance for loan losses includes the review of all loans in which the collectability of principal may not be reasonably assured. Management considers the following factors as part of this evaluation: historical loan loss experience, known and inherent risks in the loan portfolio, the estimated value of the underlying collateral and current economic and market trends. There may be other factors that may warrant management’s consideration in maintaining an allowance at a level sufficient to provide for probable losses. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available or as future events change. Although AJS Bank believes that it has established and maintained the allowance for loan losses at adequate levels, future additions may be necessary if economic and other conditions in the future differ substantially from the current operating environment.

Management evaluates the total balance of the allowance for loan losses based on several factors that are not loan specific but are reflective of the probable incurred losses inherent in the loan portfolio. This includes management’s periodic review of loan collectability in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions such as housing trends, inflation rates and unemployment rates, geographic concentrations of loans within AJS Bank’s immediate market area, and levels of allowance for loan losses. Generally, small balance, homogenous type loans, such as consumer and home equity loans are evaluated for impairment in total. The allowance related to these loans is established primarily by using loss experience data by general loan type. Non-performing loans are evaluated individually, based primarily on the value of the underlying collateral securing the loan. Larger loans, such as multi-family and commercial real estate mortgages, are also generally evaluated for impairment individually. The allowance is allocated to each loan type based on the results of the evaluation described above.

In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, periodically reviews AJS Bank’s loan and foreclosed real estate portfolios and the related allowance for loan losses and valuation allowance for foreclosed real estate. The Office of the Comptroller of the Currency may require AJS Bank to increase the allowance for loan losses or the valuation allowance for foreclosed real estate based on its review of information available at the time of the examination, thereby adversely affecting AJS Bank’s results of operations.

Allocation of the Allowance for Loan Losses. The following table presents our allocation of the allowance for loan losses by loan category and the percentage of loans in each category to total loans at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance by category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At June 30, 2018			At December 31,
				2017			2016
	Allowance for Loan Losses	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
One- to four-family residential	$602	$89,190	90.2%	$640	$94,412	90.2%	$718	$101,449	89.2%
Multi-family and commercial	137	6,211	6.3	129	6,451	6.2	89	7,312	6.4
Consumer and other	1	78	0.1	1	80	0.1	2	95	0.1
Home equity	8	3,439	3.4	8	3,756	3.5	16	4,817	4.3
Total loans	$748	$98,918	100.0%	$778	$104,699	100.0%	$825	$113,673	100.0%

Investment Activities

AJS Bank is permitted under federal law to invest in various types of liquid assets, including United States government obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank of Chicago, certificates of deposit at federally insured institutions, certain bankers’ acceptances and federal funds. Within certain regulatory limits, AJS Bank may also invest a portion of its assets in commercial paper and corporate debt securities. AJS Bank is also required to maintain an investment in Federal Home Loan Bank of Chicago stock.

Securities are categorized as “held to maturity,” “trading securities” or “available for sale,” based on management’s intent as to the ultimate disposition of each security. Securities are classified as “held to maturity” and reported in financial statements at amortized cost only if the reporting entity has the positive intent and ability to hold these securities to maturity. Securities that might be sold in response to changes in market interest rates, changes in the security’s prepayment risk, increases in loan demand, or other similar factors cannot be classified as “held to maturity.”

Trading securities are carried at fair value with unrealized gains and losses recorded through earnings. AJS Bank typically does not use a trading account with the intent to purchase and sell securities. Securities not classified as “held to maturity” are classified as “available for sale.” These securities are reported at fair value, and unrealized gains and losses on the securities are excluded from earnings and reported, net of deferred taxes, as a separate component of stockholders’ equity. Since 2012, AJS Bank has had no securities classified as trading securities.

All of AJS Bank’s securities carry market risk insofar as increases in market rates of interest may cause a decrease in their fair value. Investments in securities are made based on certain considerations, which include the interest rate, tax considerations, yield, settlement date and maturity of the security, AJS Bank’s liquidity position, and anticipated cash needs and sources. The effect that the proposed security would have on AJS Bank’s credit and interest rate risk and risk-based capital is also considered. AJS Bank purchases securities to provide necessary liquidity for day-to-day operations, and when investable funds exceed loan demand.

Generally, AJS Bank’s investment policy is to invest funds in various categories of securities and maturities based upon liquidity needs, asset/liability management policies, investment quality, marketability and performance objectives. The board of directors reviews the securities portfolio on a monthly basis.

Securities classified as held to maturity totaled $170,000 at June 30, 2018. Securities classified as available-for-sale, other than residential and commercial mortgage-backed securities, totaled $16.5 million at June 30, 2018, and consisted of federal agency obligations, primarily Federal Home Loan Bank notes, Freddie Mac obligations with maturities of one to five years, SBA floating rate notes and corporate floating rate notes of financial institutions. Mortgage-backed securities are discussed in detail below.

SBA Floating Rate Securities

At June 30, 2018, available for sale SBA floating rate securities totaled $7.6 million, which represented 4.0% of total assets at that date. All SBA securities had floating rates. AJS Bank purchased $3.0 million in SBA floating rate securities during the six months ended June 30, 2018 and no SBA floating rate securities during the year ended December 31, 2017.

Corporate Floating Rate Notes

At June 30, 2018, corporate rate floating notes totaled $4.9 million, which represented 2.6% of total assets at that date. All corporate notes had floating rates. AJS Bank purchased $5.0 million in corporate floating rate notes during the six months ended June 30, 2018 and no corporate floating rate notes during the year ended December 31, 2017.

AJS Bank also had a $512,000 investment in Federal Home Loan Bank of Chicago stock at June 30, 2018, which is classified separately from other securities due to the restrictions on sale or transfer. For further information regarding AJS Bank’s securities portfolio, see Note 2 to AJSB’s audited consolidated financial statements included in this proxy statement/prospectus.

Mortgage-Backed Securities

Mortgage-backed securities represent a participation interest in a pool of one- to four-family or multi-family mortgages. The mortgage originators use intermediaries (generally United States government agencies and government-sponsored enterprises) to pool and repackage the participation interests in the form of securities, with investors such as AJS Bank receiving the principal and interest payments on the mortgages. Such United States government agencies and government-sponsored enterprises guarantee the payment of principal and interest to investors.

Mortgage-backed securities are typically issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a specific range and have varying maturities. The characteristics of the underlying pool of mortgages, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security approximates the life of the underlying mortgages. AJS Bank’s mortgage-backed securities consist of Fannie Mae, Freddie Mac and Ginnie Mae securities.

At June 30, 2018, available for sale residential mortgage-backed securities totaled $23.7 million, which represented 12.4% of total assets at that date. At June 30, 2018, 89.8% of residential mortgage-backed securities had a fixed interest rate. AJS Bank purchased no residential mortgage-backed securities during the six months ended June 30, 2018 and $4.7 million during the year ended December 31, 2017.

At June 30, 2018, available for sale commercial mortgage-backed securities totaled $6.5 million, which represented 3.4% of total assets at that date. At June 30, 2018, 15.0% of commercial mortgage-backed securities had a fixed interest rate. AJS Bank purchased no commercial mortgage-backed securities during the six months ended June 30, 2018 and $1.0 million during the year ended December 31, 2017.

Mortgage-backed securities generally yield less than the mortgage loans underlying such securities because of their payment guarantees or credit enhancements, which offer nominal credit risk to the security holder. In addition, mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of AJS Bank.

Amortized Cost and Estimated Fair Value of Securities. The following table sets forth certain information regarding the amortized cost and estimated fair values of the securities portfolio as of the dates indicated.

	At June 30, 2018		At December 31,
			2017		2016
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
Securities held to maturity:
Municipal obligations	$170	$170	$220	$220	$270	$270
Ginnie Mae	—	—	—	—	3	3
Total securities held to maturity	170	170	220	220	273	273

Securities available for sale:
U.S. Government-sponsored enterprises	3,991	3,975	1,000	994	1,000	998
SBA floating rate	7,645	7,615	4,750	4,745	4,921	4,905
Freddie Mac	4,388	4,192	5,008	4,907	6,805	6,733
Fannie Mae	18,314	17,534	20,446	20,093	20,435	19,971
Ginnie Mae	2,032	2,021	2,863	2,878	5,967	6,013
Commercial mortgage-backed	6,549	6,464	6,608	6,579	5,728	5,666
Corporate debt securities	5,000	4,947	—	—	—	—
Total securities available for sale	47,919	46,748	40,675	40,196	44,856	44,286
Total securities	$48,089	$46,918	$40,895	$40,416	$45,129	$44,559

Carrying Values, Yields and Maturities. The following table sets forth certain information regarding the carrying value, weighted average yields and contractual maturities of the securities portfolio as of June 30, 2018. Adjustable-rate mortgage-backed securities are included in the year in which interest rates are next scheduled to adjust.

	At June 30, 2018
	One Year or Less		More Than One Year through Five Years		More Than Five Years through Ten Years		More Than Ten Years		Total Securities
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Estimated Fair Value	Weighted Average Yield
	(Dollars in thousands)
Securities held to maturity – Municipal obligations	$55	5.59%	$115	5.78%	$—	—%	$—	—%	$170	$170	5.72%

Securities available for sale:
U.S. Government-sponsored enterprises	1,000	1.20	2,991	2.31	—	—	—	—	3,991	3,975	2.03
SBA floating rate	—	—	—	—	—	—	7,644	2.12	7,645	7,615	2.12
Freddie Mac	—	—	1,888	1.12	—	—	2,500	2.23	4,388	4,192	1.75
Fannie Mae	5	3.63	2,143	1.37	11,565	1.70	4,601	1.98	18,314	17,534	1.73
Ginnie Mae	—	—	—	—	—	—	2,032	1.39	2,032	2,021	1.39
Commercial mortgage backed	—	—	997	2.19	2,944	2.73	2,609	2.54	6,549	6,464	2.57
Corporate debt securities	—	—	—	—	5,000	3.08	—	—	5,000	4,947	3.08
Total Securities available for sale	$1,005	1.21%	$8,019	1.77%	$19,509	2.21%	$19,386	2.08%	$47,919	$46,748	2.06%

Sources of Funds

General. Deposits have been AJS Bank’s primary source of funds for lending and other investment purposes. In addition to deposits, AJS Bank derives funds primarily from principal and interest payments on loans. These loan repayments are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources and may be used on a longer-term basis for general business purposes.

Deposits. AJS Bank’s deposits are generated primarily from residents within its primary market area. Deposit account terms vary, with the principal differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. AJS Bank is not currently using, nor has it used in the past, brokers to obtain deposits. AJS Bank’s deposit products include checking, NOW, money market, passbook, and certificate of deposit accounts. AJS Bank establishes interest rates, maturity terms, service fees and withdrawal penalties on a periodic basis. Management determines the rates and terms based on rates paid by competitors, AJS Bank’s need for funds or liquidity, growth goals and federal regulations.

Deposit Accounts. The following table sets forth the dollar amount of deposits in the various types of deposit programs AJS Bank offered for the dates indicated.

	For the Six Months Ended June 30,						For the Years Ended December 31,
	2018			2017			2017			2016
	Average Balance	Percent of Amount	Weighted Average Rate	Average Balance	Percent of Amount	Weighted Average Rate	Average Balance	Percent of Amount	Weighted Average Rate	Average Balance	Percent of Amount	Weighted Average Rate
	(Dollars in thousands)
Deposit type:
Non-interest-bearing checking accounts	$26,061	16.70%	—%	$24,663	14.80%	—%	$24,540	14.90%	—%	$22,958	13.80%	—%
Passbook accounts	68,032	43.50	0.09	72,219	43.30	0.08	71,206	43.40	0.08	70,545	42.40	0.07
NOW accounts:
Non-interest-bearing	204	0.10	—	163	0.10	—	172	0.10	—	156	0.10	—
Interest-bearing	11,128	7.10	0.03	12,621	7.60	—	12,216	7.40	—	11,586	6.90	—
Money market accounts	6,954	4.40	0.98	7,263	4.40	0.59	7,672	4.70	0.66	6,092	3.70	0.22
Certificates of deposit	44,230	28.20	0.98	49,681	29.80	0.78	48,416	29.50	0.81	55,111	33.10	0.75
Total deposits	$156,609	100.00%	0.43%	$166,610	100.00%	0.34%	$164,222	100.00%	0.35%	$166,448	100.00%	0.33%

Large Certificates. As of June 30, 2018, the aggregate amount of outstanding certificates of deposit at AJS Bank in amounts greater than or equal to $100,000 was approximately $15.9 million. The following table presents the maturity of these certificates of deposit at such date.

Maturity Period	At June 30, 2018
(In thousands)
Less than three months	$1,482
Three to six months	2,611
Over six months to one year	2,792
Over one year to three years	7,753
Over three years	1,243
Total	$15,881

Borrowings. AJS Bank may obtain advances from the Federal Home Loan Bank of Chicago upon the security of the common stock AJS Bank owns in the Federal Home Loan Bank of Chicago and its qualifying residential mortgage loans and mortgage-backed securities, provided certain standards related to creditworthiness are met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank of Chicago advances are generally available to meet seasonal and other withdrawals of deposit accounts and to permit increased lending. The following table sets forth information with respect to AJS Bank’s Federal Home Loan Bank advances, which were its only outstanding borrowings for the periods as indicated below.

	At or for the Six Months Ended June 30,		At or For the Years Ended December 31,
	2018	2017	2017	2016
	(Dollars in thousands)
Federal Home Loan Bank of Chicago Advances:
Maximum outstanding at any month end	$—	$—	$—	$5,000
Balance at the end of period	$—	$—	$—	$—
Average balance during period	$—	$—	$—	$1,231
Weighted average interest rate at the end of period	—%	—%	—%	—%
Weighted average interest rate during period	—%	—%	—%	2.11%

Employees

At June 30, 2018, AJSB and AJS Bank had a total of 37 full-time equivalent employees. Employees are not represented by any collective bargaining group. Management believes that they have good relationships with employees.

Subsidiary Activities

AJSB has no direct or indirect subsidiaries other than AJS Bank.

Regulation and Supervision

Federal Banking Regulation. The activities of federal savings banks such as AJS Bank, are governed by federal laws and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution’s capital or assets.

AJS Bank is subject to extensive regulation, examination and supervision by the Office of the Comptroller of the Currency, as its primary federal regulator, and by the Federal Deposit Insurance Corporation as the insurer of its deposits. AJS Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. AJS Bank must file reports with the Office of the Comptroller of the Currency concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of the Comptroller of the Currency to evaluate AJS Bank’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for loan losses for regulatory purposes.

The laws and regulations applicable to AJS Bank address, among other items:

•	Minimum regulatory capital requirements;
•	Limitations on capital distributions;
•	Insurance of deposit accounts;
•	Limitations on loans made to any one borrower;

•	The “qualified thrift lender test” applicable to federal savings associations;
•	Standards for safety and soundness;
•	Community Reinvestment Act obligations; and
•	Transactions with related parties.

Federal Home Loan Bank System. AJS Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. AJS Bank, as a member of the Federal Home Loan Bank of Chicago, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. AJS Bank was in compliance with this requirement at June 30, 2018.

Holding Company Regulation. As a savings and loan holding company, AJSB is subject to FRB regulations, examinations, supervision, reporting requirements and regulations regarding its activities. In addition, the FRB has enforcement authority over AJSB and its non-savings institution subsidiaries. Among other things, this authority permits the FRB to restrict or prohibit activities that are determined to be a serious risk to AJS Bank. The FRB’s “source of strength” policy requires holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress. The FRB also restricts the instances in which a savings and loan holding company can pay dividends and repurchase shares of its common stock.

Pursuant to federal law and regulations and policy, a savings and loan holding company, such as AJSB, may generally engage in the activities permitted for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, provided certain conditions are met and financial holding company status is elected, or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to regulatory approval, and certain additional activities authorized by federal regulations. AJSB has not elected financial holding company status.

Federal law prohibits a savings and loan holding company from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the FRB or from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings associations, the FRB must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The FRB is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Properties

AJS Bank operates from its main office in Midlothian, Illinois, and two branches in Orland Park, Illinois. Set forth below is information related to its headquarters and branch locations. The net book value of the facilities at June 30, 2018 was $2.9 million.

Location	Leased or Owned	Year Acquired or Leased
Main Office:

14757 South Cicero Avenue Midlothian, Illinois 60445	Owned	1976

Branch Locations:

8000 West 159th Street Orland Park, Illinois 60462	Owned	1987

11275 West 143rd Street Orland Park, Illinois 60467	Owned	2002

Legal Proceedings

As of June 30, 2018, there are no material pending legal proceedings to which AJSB or AJS Bank is a party or to which any of their property is subject.

Market Price and Dividend Information and Related Shareholder Matters

AJSB’s common stock is quoted on the OTC Pink Marketplace under the symbol “AJSB.” The approximate number of holders of record of AJSB’s common stock as of October 19, 2018 was 325. Certain shares of AJSB common stock are held in “street” name and, accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

The following table presents, for the periods indicated, the high and low sales prices per share of AJSB common stock as reported on the OTC Pink Marketplace. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Cash dividends declared and paid per share on AJSB common stock are also shown for the periods indicated below.

	High	Low	Dividends
2018
Quarter ended December 31, 2018 (through October 22, 2018)	$15.75	$15.37	$—
Quarter ended September 30, 2018	15.75	13.70	0.06
Quarter ended June 30, 2018	14.25	13.60	0.06
Quarter ended March 31, 2018	14.91	14.05	0.05

2017
Quarter ended December 31, 2017	$16.00	$13.95	$0.05
Quarter ended September 30, 2017	15.00	13.25	0.05
Quarter ended June 30, 2017	15.50	14.62	0.05
Quarter ended March 31, 2017	15.40	15.00	0.05

2016
Quarter ended December 31, 2016	$15.95	$14.39	$0.55
Quarter ended September 30, 2016	14.63	14.25	0.05
Quarter ended June 30, 2016	14.63	13.68	0.05
Quarter ended March 31, 2016	14.53	13.81	0.05

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AJS Bancorp, Inc.

This discussion and analysis reviews AJSB’s consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of AJSB’s financial condition and results of operations. You should read the information in this section in conjunction with AJSB’s audited and unaudited consolidated financial statements and the related notes included in this proxy statement/prospectus. The preparation of financial statements involves the application of accounting policies relevant to the business of AJSB. Certain of AJSB’s accounting policies are important to the portrayal of its financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but without limitation, changes in interest rates, in the performance of the economy or in the financial condition of borrowers.

Overview

AJS Bank historically has operated as a traditional thrift institution headquartered in Midlothian, Illinois. Its primary business activity is the origination of one- to four-family real estate loans. To a lesser extent, it originates multifamily and commercial real estate, home equity and consumer loans. AJS Bank also invests in securities, primarily United States Government sponsored enterprises and mortgage-backed securities.

AJSB’s results of operations depend primarily on net interest income. Net interest income is the difference between the interest income AJSB earns on its interest-earning assets and the interest it pays on its interest-bearing liabilities. AJSB’s results of operations also are affected by its provision for loan losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of service fee income, rental income, earnings on bank owned life insurance, gain on sale of securities, gain (loss) on sale of other real estate owned, and other income. Non-interest expense currently consists primarily of expenses related to compensation and employee benefits, occupancy, data processing, advertising and promotion, professional and regulatory, postage and supplies, bank security, federal deposit insurance, other real estate owned (income) loss expense, and other operating expenses. AJSB’s results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

AJSB had net income of $168,000, or $0.08 per share, for the three months ended June 30, 2018 compared to net income of $123,000, or $0.06 per share, for the same period in 2017. AJSB’s net income for the six months ended June 30, 2018 was $323,000, or $0.16 per share, compared to net income of $173,000, or $0.08 per share, for the same period in 2017. The increase in net income for the three months ended June 30, 2018 compared to the prior year period was mainly attributable to a $30,000 decrease in the provision for loan losses and a $42,000 decrease in non-interest expense primarily due to a decrease in compensation and employee benefits related to the retirement of the former CEO in the 2017 period, partially offset by a $19,000 loss on sale of other real estate owned. The increase in net income for the six month period ended June 30, 2018 compared to the prior year period was mainly attributable to a $175,000 decrease in the provision for loan losses and a $78,000 decrease in non-interest expense primarily due to a decrease in compensation and employee benefits related to the retirement of the former CEO in the 2017 period, partially offset by a $68,000 decrease in non-interest income due to loss on sale of other real estate owned and lower service charge and correspondent fee income and a $30,000 increase in income tax expense due to the higher pretax income amount.

Net income (loss) for the year ended December 31, 2017 decreased $728,000 to a net loss of $195,000 compared to net income of $533,000 for the year ended December 31, 2016. The decrease was primarily due to a $388,000 increase in income tax expense primarily due to the revaluation of AJSB’s deferred tax asset, a $320,000 increase in the provision for loan losses primarily due to higher net charge-offs in 2017 and a $100,000 decrease in non-interest income. The operating results for 2017 were negatively impacted by a $611,000, or $(0.30) per share revaluation of AJSB’s deferred tax asset as a result of the enactment of the Tax Cuts and Jobs Act of 2017 (“TCJ Act”) which reduced the federal corporate tax rate from 34% to 21% effective January 1, 2018, and were positively impacted by a $107,000 state income tax benefit recorded as a result of the revaluation of AJSB’s deferred tax asset due to the Illinois corporate income tax rate increasing from 7.75% to 9.50% effective July 1, 2017.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, changes in these assumptions and estimates could significantly affect AJSB’s financial position or results of operations. Actual results could differ from those estimates.

Discussed below are selected critical accounting policies that are of particular significance.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. AJSB estimates the allowance balance required using past loan loss experience; known and inherent losses in the nature and volume of the portfolio that are both probable and estimable; information about specific borrower situations; and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

Non-performing loans and impaired loans are defined differently. A loan is impaired when, based on current information and events, it is probable that AJSB will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is non-performing when it is on non-accrual or greater than 90 days past due. Some loans may be included in both categories, whereas other loans may only be included in one category. AJSB’s policy requires that all non-homogeneous loans past due greater than 90 days be classified as impaired and non-performing. However, performing loans may also be classified as impaired when management does not expect to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Multifamily and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, management determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on actual historical loss experience determined by portfolio loan segment adjusted for current qualitative factors. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio loan segment, such as real estate trends and national and local economic conditions. As greater risk is associated with loans classified as special mention and substandard that are not impaired, management considers the actual historical loss experience by loan segment, the levels of loans classified as special mention and substandard, and the trends in the collateral associated with these classifications.

The following portfolio segments have been identified: One-to four-family, multifamily and commercial, home equity, consumer and other. Substantially all of the loans are secured by specific items of collateral including consumer assets and commercial and residential real estate. Commercial real estate loans are expected to be repaid from cash flows from operations of businesses and consumer loans are expected to be repaid from personal cash flows. There are no significant concentrations of loans to any one industry or customer. Risk factors impacting loans in each of the portfolio segments include local and national real estate values, local and national economic factors affecting borrowers’ employment prospects and income levels, levels and movement of interest rates and general availability of credit, and overall economic sentiment.

Other Real Estate Owned. Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate collateralizing a consumer mortgage loan occurs when legal title is obtained on completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 7 to AJSB’s audited consolidated financial statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Some of these estimates are not necessarily indicative of an exit price. Changes in assumptions or in market conditions could significantly affect the estimates.

Average Balances, Net Interest Income and Yields Earned and Rates Paid

The following tables present for the periods indicated the total dollar amount of interest income on average interest-earning assets and the resultant yields, the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the tables as loans carrying a zero yield.

	For the Three Months Ended June 30,
	2018			2017
	Average Outstanding Balance	Interest Earned/Paid	Yield/ Cost	Average Outstanding Balance	Interest Earned/Paid	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits in other financial institutions	$29,183	$127	1.76%	$33,906	$90	1.07%
Securities	45,214	228	2.01	45,193	179	1.58
Loans receivable	100,484	928	3.69	110,124	997	3.62
FHLB of Chicago stock	525	2	1.70	574	2	1.08
Total interest-earning assets	175,406	1,285	2.93	189,797	1,268	2.67
Total non-interest-earning assets	15,451			14,943
Total assets	$190,857			$204,740

Interest-bearing liabilities:
Passbook accounts	$68,209	16	0.09%	$71,985	14	0.08%
NOW accounts	11,163	1	0.03	13,149	—	0.00
Money market accounts	6,074	14	0.95	8,227	12	0.59
Certificates of deposit	43,634	113	1.04	48,849	97	0.80
Total interest-bearing deposits	129,080	144	0.45	142,210	123	0.35
Non-interest-bearing demand deposits	27,029			25,478
Other liabilities	3,450			4,850
Total liabilities	$159,559			$172,538
Stockholders’ Equity	31,298			32,202
Total liabilities and stockholders’ equity	$190,857			$204,740

Net interest income		$1,141			$1,145
Net interest rate spread(1)			2.48%			2.32%
Net interest-earning assets(2)	$46,326			$47,587
Net interest margin(3)			2.60%			2.41%
Average interest-earning assets to average interest-bearing liabilities	135.89%			133.46%
(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

	For the Six Months Ended June 30,
	2018			2017
	Average Outstanding Balance	Interest Earned/Paid	Yield/ Cost	Average Outstanding Balance	Interest Earned/Paid	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits in other financial institutions	$31,262	$259	1.66%	$31,976	$154	0.96%
Securities	42,780	403	1.88	44,607	343	1.54
Loans receivable	101,906	1,877	3.68	111,289	2,009	3.61
FHLB of Chicago stock	542	4	1.61	584	3	0.97
Total interest-earning assets	176,490	2,543	2.88	188,456	2,509	2.66
Total non-interest-earning assets	15,374			14,942
Total assets	$191,864			$203,398

Interest-bearing liabilities:
Passbook accounts	$68,032	30	0.09%	$72,219	27	0.08%
NOW accounts	11,332	1	0.03	12,784	—	0.00
Money market accounts	6,954	34	0.98	7,263	21	0.59
Certificates of deposit	44,230	216	0.98	49,681	194	0.78
Total interest-bearing deposits	130,548	281	0.43	141,947	242	0.34
Non-interest-bearing demand deposits	26,061			24,533
Other liabilities	3,865			4,787
Total liabilities	$160,474			$171,267
Stockholders’ Equity	31,390			32,131
Total liabilities and stockholders’ equity	$191,864			$203,398

Net interest income		$2,262			$2,267
Net interest rate spread(1)			2.45%			2.32%
Net interest-earning assets(2)	$45,942			$46,509
Net interest margin(3)			2.56%			2.41%
Average interest-earning assets to average interest-bearing liabilities	135.19%			132.77%
(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

	For the Year Ended December 31,
	2017			2016
	Average Outstanding Balance	Interest Earned/Paid	Yield/ Cost	Average Outstanding Balance	Interest Earned/Paid	Yield/ Cost
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits in other financial institutions	$32,211	$357	1.11%	$29,692	$153	0.52%
Securities	43,855	714	1.63	45,740	640	1.40
Loans receivable	108,813	3,946	3.63	113,072	4,192	3.71
FHLB of Chicago stock	575	6	1.11	918	9	0.96
Total interest-earning assets	185,454	5,023	2.71	189,422	4,994	2.64
Total non-interest-earning assets	15,146			15,498
Total assets	$200,600			$204,920

Interest-bearing liabilities:
Passbook accounts	$71,206	54	0.08	$70,545	49	0.07
NOW accounts	12,388	—	0.00	11,742	—	0.00
Money market accounts	7,672	51	0.66	6,092	14	0.22
Certificates of deposit	48,416	391	0.81	55,111	415	0.75
Total interest-bearing deposits	139,682	496	0.35	143,490	478	0.33
FHLB of Chicago advances	—	—	0.00	1,231	26	2.11
Total interest-bearing liabilities	139,682	496	0.35	144,721	504	0.35
Non-interest-bearing demand deposits	24,540			22,957
Other liabilities	4,223			4,043
Total liabilities	$168,445			$171,721
Stockholders’ Equity	32,155			33,199
Total liabilities and stockholders’ equity	$200,600			$204,920

Net interest income		$4,527			$4,490
Net interest rate spread(1)			2.36%			2.29%
Net interest-earning assets(2)	$45,772			$44,701
Net interest margin(3)			2.44%			2.37%
Average interest-earning assets to average interest-bearing liabilities	132.77%			130.89%
(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following tables present the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of these table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	At or for the Three Months Ended June 30, 2018 vs. 2017
	Increase/(Decrease) Due to		Total Increase/ (Decrease)
	Volume	Rate
	(In thousands)
Interest-earning assets:
Interest-earning deposits in other financial institutions	$(21)	$58	$37
Securities	—	49	49
Loans receivable	(89)	20	(69)
FHLB of Chicago stock	—	—	—
Total interest-earning assets	(110)	127	17

Interest-bearing liabilities:
Passbook savings	(1)	3	2
NOW accounts	—	1	1
Money market accounts	(5)	7	2
Certificates of deposit	(14)	30	16
Total interest-bearing liabilities	(20)	41	21
Change in net interest income	$(90)	$86	$(4)
	At or for the Six Months Ended June 30, 2018 vs. 2017
	Increase/(Decrease) Due to		Total Increase/ (Decrease)
	Volume	Rate
	(In thousands)
Interest-earning assets:
Interest-earning deposits in other financial institutions	$(6)	$111	$105
Securities	(17)	77	60
Loans receivable	(173)	41	(132)
FHLB of Chicago stock	—	1	1
Total interest-earning assets	(196)	230	34

Interest-bearing liabilities:
Passbook savings	(2)	5	3
NOW accounts	—	1	1
Money market accounts	(1)	14	13
Certificates of deposit	(27)	49	22
Total interest-bearing liabilities	(30)	69	39
Change in net interest income	$(166)	$161	$(5)

	Year Ended December 31, 2017 vs. 2016
	Increase/(Decrease) Due to		Total Increase/ (Decrease)
	Volume	Rate
	(In thousands)
Interest-earning assets:
Interest-earning deposits in other financial institutions	$28	$176	$204
Securities	(31)	105	74
Loans receivable	(154)	(92)	(246)
FHLB of Chicago stock	(4)	1	(3)
Total interest-earning assets	(161)	190	29

Interest-bearing liabilities:
Passbook savings	1	4	5
NOW accounts	—	—	—
Money market accounts	10	27	37
Certificates of deposit	(54)	30	(24)
FHLB of Chicago advances	(25)	(1)	(26)
Total interest-bearing liabilities	(68)	60	(8)
Change in net interest income	$(93)	$130	$(37)

Comparison of Financial Condition at June 30, 2018 and December 31, 2017

Assets.  Total consolidated assets as of June 30, 2018 were $191.8 million, a decrease of $1.2 million, or 0.6%, from $193.1 million at December 31, 2017. The decrease was primarily due to a decrease in cash and cash equivalents and net loans, partially offset by an increase in securities available-for-sale.

Cash and cash equivalents decreased $1.8 million, or 5.1%, to $34.0 million at June 30, 2018 from $35.8 million at December 31, 2017. The primary reason for the decrease in cash and cash equivalents was due to an increase in the securities available-for-sale portfolio of $6.6 million as a result of the investment of a portion of cash and cash equivalents, and a $1.0 million decrease in other liabilities, partially offset by increased liquidity as a result of a $5.8 million decrease in net loans.

Securities available-for-sale increased $6.6 million to $46.7 million at June 30, 2018 from $40.2 million at December 31, 2017. The increase was primarily due to new securities purchases of $11.0 million partially offset by securities available-for-sale principal repayments of $3.7 million and a decrease in the fair value of available-for-sale securities of $692,000 as a result of the increase in interest rates during the six months ended June 30, 2018.

Net loans decreased $5.8 million, or 5.5%, to $98.3 million at June 30, 2018 from $104.1 million at December 31, 2017. The decrease was primarily attributable to a $5.2 million decline in AJSB’s one- to four- family loan portfolio during the six months ended June 30, 2018. The decrease in the one- to four-family loan portfolio was due in part to a slowdown in refinance activity and AJS Bank’s reluctance to originate many new 30 year fixed rate mortgage loans for portfolio in the current interest rate environment. Home equity loans decreased $317,000, or 8.5%, to $3.4 million at June 30, 2018 from $3.7 million at December 31, 2017 as floating rate lines of credit continued to mature and convert to fixed rate loans.

Other real estate owned decreased $45,000, or 16.9%, to $222,000 at June 30, 2018 from $267,000 at December 31, 2017. The decrease was primarily due to the sale of a one- to four-family residential property at a loss of $19,125 and a write-down of $6,500 on a one- to four-family residential loan.

Liabilities.  Total liabilities decreased $925,000, or 0.6%, to $160.5 million at June 30, 2018 from $161.4 million at December 31, 2017. The decrease in total liabilities was primarily due to the $1.0 million reduction in other liabilities due to the disbursement of deferred compensation due to a former executive officer.

Total deposits decreased $89,000, or 0.1%, to $156.8 million at June 30, 2018 from $156.9 million at December 31, 2017. Certificates of deposit decreased $2.1 million, or 4.6%, to $42.8 million at June 30, 2018 from $44.9 million at December 31, 2017. The decline in the balance of certificates of deposit was attributable to legacy certificate of deposit customers seeking higher yields as accounts re-price to current lower market interest rates upon maturity and/or moving maturing certificates into more liquid core deposit accounts in anticipation of higher interest rates. Nearly offsetting the decrease in certificate of deposits was an increase in AJSB’s lower cost core deposits, which management considers to be the passbook, NOW and checking accounts. Passbook account balances increased $274,000, or 0.4%, to $68.2 million at June 30, 2018 from $68.0 million at December 31, 2017. NOW and checking account balances increased $1.5 million, or 4.1%, to $37.7 million at June 30, 2018 from $36.2 million at December 31, 2017. Money market accounts increased $237,000, or 3.0%, to $8.1 million at June 30, 2018 from $7.8 million at December 31, 2017.

Stockholders’ Equity.   Total stockholders’ equity decreased $316,000 to $31.3 million at June 30, 2018 from $31.7 million at December 31, 2017. AJSB reported a $495,000 decrease in the net unrealized loss on securities classified as available-for-sale due to higher interest rates and cash dividends paid on common stock of $223,000 during the six months ended June 30, 2018, which was partially offset by net income of $323,000, and stock related compensation benefits of $79,300 for the six months ended June 30, 2018. Book value per share was $14.58 at June 30, 2018 as compared to $14.73 at December 31, 2017.

Non-performing Assets and Allowance for Loan Losses.  AJSB had non-performing assets of $1.5 million, or 0.74% of total assets, as of June 30, 2018 and $1.5 million, or 0.78% of total assets, as of December 31, 2017. The slight increase in nonperforming assets was primarily attributable to an increase in non-performing loans of $132,000, partially offset by a $45,000 decrease in other real estate owned. Net recoveries for the six months ended June 30, 2018 were $20,000 compared to net charge-offs of $112,000 for the six months ended June 30, 2017. The allowance for loan losses totaled $748,000 at June 30, 2018 and $778,000 at December 31, 2017. This represents a ratio of the allowance for loan losses to total loans of 0.76% at June 30, 2018 and 0.74% at December 31, 2017. The slight increase in the allowance for loan losses to total loans percentage was primarily due to a $5.8 million decline in the loan portfolio balance at June 30, 2018 as compared to December 31, 2017.

At June 30, 2018, AJSB had 18 one- to four-family residential loans and two multi-family and commercial real estate loans with an aggregate principal balance of $1.3 million, none of which had an individual principal balance in excess of $500,000, on nonaccrual status. At December 31, 2017, AJSB had 15 one- to four-family residential loans and home equity lines of credit with an aggregate principal balance of $916,000 and had four commercial real estate loans with an aggregate principal balance of $324,000 on nonaccrual status.

At June 30, 2018, AJSB had 10 one- to four-family residential loans and four multi-family and commercial real estate loans classified as troubled debt restructurings with an aggregate principal balance of $2.1 million, of which $706,000 was on nonaccrual status. At December 31, 2017, AJSB had 10 one- to four-family residential loans and four commercial real estate loans classified as troubled debt restructurings with an aggregate principal balance of $2.1 million, of which $496,000 was on nonaccrual status.

At June 30, 2018, AJSB had two single family properties and one multi-family property in other real estate owned compared to three single family properties and one multi-family property in other real estate owned at December 31, 2017.

Although AJSB records its non-performing assets at the estimated fair value of the property or underlying collateral less costs to sell, there may be additional losses on these properties in the future.

Comparison of Financial Condition at December 31, 2017 and 2016

Assets. Total consolidated assets as of December 31, 2017 were $193.1 million, a decrease of $9.0 million, or 4.4%, from $202.1 million at December 31, 2016 primarily due to a decrease in net loans of $8.9 million.

Cash and cash equivalents increased $4.6 million, or 14.6%, to $35.8 million at December 31, 2017 from $31.3 million at December 31, 2016. The primary reason for the increase in cash and cash equivalents was the cash generated by the net decreases of $4.1 million in securities available-for-sale and $8.9 million in net loans, partially offset by the $8.3 million decrease in deposits.

Securities available-for-sale decreased $4.1 million, or 9.2%, to $40.2 million at December 31, 2017 from $44.3 million at December 31, 2016. The decrease was primarily due to securities available-for-sale principal repayments, calls and sales of $9.7 million exceeding new securities purchases of $5.7 million, and the unrealized loss on securities available-for-sale decreasing by $91,000 primarily due to the smaller portfolio size in 2017.

Net loans were down $8.9 million to $104.1 million at December 31, 2017 compared to $113.0 million at December 31, 2016 primarily as a result of a $7.0 million decrease in one- to four-family residential loans, a $1.1 million decrease in home equity loans and an $861,000 decrease in multi-family and commercial real estate loans.

Other real estate owned increased $164,000 to $267,000 at December 31, 2017 from $103,000 at December 31, 2016. The increase was primarily due to the transfer of one multi-family property and two one- to four-family residential loans to other real estate owned during 2017.

Liabilities.  Deposits decreased $8.3 million, or 5.0%, to $156.9 million at December 31, 2017 from $165.2 million at December 31, 2016. Certificates of deposit decreased $7.2 million, or 13.9%, to $44.9 million at December 31, 2017 from $52.1 million at December 31, 2016 which was attributable to maturing legacy certificate of deposit customers moving maturing certificate balances into core deposits in the current low interest rate environment. AJSB’s core deposits, which management considers to be the checking, passbook, NOW, and money market accounts decreased by $1.1 million. Passbook accounts decreased $4.5 million, or 6.2%, to $68.0 million at December 31, 2017 from $72.5 million at December 31, 2016 primarily due to decreases in balances related to AJS Bank’s termination of the employees’ profit sharing plan. NOW and checking accounts increased $518,000, or 1.5%, to $36.2 million at December 31, 2017 from $35.7 million at December 31, 2016. Money market accounts increased $2.9 million, or 59.0%, to $7.8 million at December 31, 2017 from $4.9 million at December 31, 2016 primarily due to a $2.8 million increase in municipal balances.

Stockholders’ Equity.  Stockholders’ equity decreased $370,000, or 1.2%, to $31.7 million at December 31, 2017 from $32.0 million at December 31, 2016. The decrease primarily resulted from cash dividends paid on common stock of $406,000, and the net loss of $195,000. These decreases were partially offset by $115,000 of stock related compensation, a decrease in the unrealized loss on securities classified as available-for-sale of $61,000 and a $55,000 decrease in unearned ESOP shares due to shares released to participants. Book value per share was $14.73 at December 31, 2017 as compared to $14.90 at December 31, 2016.

Comparison of Operating Results for the Three Months Ended June 30, 2018 and 2017

General. Net income for the three months ended June 30, 2018 was $168,000, an increase of $45,000 compared to net income of $123,000 for the three months ended June 30, 2017. The increase was mainly attributable to a $30,000 decrease in the provision for loan losses, and a $42,000 decrease in non-interest expense, partially offset by a $19,000 increase in loss on sale of other real estate owned.

Net Interest Income.  Net interest income was flat at $1.1 million for the three months ended June 30, 2018 and for the three months ended June 30, 2017. The net interest margin increased 19 basis points, or 7.9%, to 2.60% for the three months ended June 30, 2018 compared to 2.41% for the same period in 2017. The net interest margin improvement was substantially offset by a $14.4 million, or 7.6%, decrease in average interest-earning assets. The net interest rate spread increased 16 basis points to 2.48% for the three months ended June 30, 2018 compared to 2.32% for the three months ended June 30, 2017.

Interest Income.  Total interest income increased $17,000, or 1.3%, to $1.3 million for the three months ended June 30, 2018 as compared to the same period in 2017. The increase was primarily due to a 26 basis points, or 9.7%, increase in the average yield on interest-earning assets to 2.93% for the three months ended June 30, 2018 as compared to 2.67% for the same period in 2017, partially offset by a $14.4 million, or 7.6%, decrease in the average balance of interest-earning assets. The increase in the average yield on interest-earning assets was primarily due to the increase in the level of market interest rates caused by the several Federal Reserve federal funds rate increases in the last 12-18 months.

Interest income from loans decreased by $69,000, or 6.9%, to $928,000 for the three months ended June 30, 2018, as compared to $997,000 for the three months ended June 30, 2017. The decrease in interest income from loans was due to a $9.6 million decrease in average loans outstanding partially offset by a seven basis points increase in the average yield on loans to 3.69% from 3.62% in the prior year period. The average yield on loans increased due to higher yields earned on new loan originations and adjustable rate equity loans repricing higher as short-term interest rates increased. The decrease in the loan portfolio was primarily due to a decline in loan originations as mortgage rates rose and refinance activity slowed dramatically.

Interest income from securities increased $49,000, or 27.4%, to $228,000 for the three months ended June 30, 2018, from $179,000 for the three months ended June 30, 2017. The increase primarily resulted from a 43 basis points, or 27.2%, increase in the average yield on securities to 2.01% for the three months ended June 30, 2018 as compared to the 1.58% average yield for the same period in 2017. The average yield on securities increased primarily due to higher yields earned on new securities purchases and rates on floating rate securities adjusting higher due to the increase in market interest rates in the last year, along with $27,000 less net premium amortization on mortgage-backed securities.

Interest income on interest-earning deposits increased $37,000, or 41.1%, to $127,000 for the three months ended June 30, 2018 compared to $90,000 for the same period in 2017. The increase was primarily due to a 69 basis points increase in the average yield earned on balances maintained at the Federal Reserve Bank of Chicago due to the four 25 basis point Federal Reserve federal funds rate increases since March of 2017, partially offset by a $4.7 million, or 13.9% decrease in the average balance of interest-earning deposits.

Interest Expense on Deposits.  Interest expense on deposits increased by $21,000, or 17.1%, to $144,000 for the three months ended June 30, 2018, from $123,000 for the same period in 2017. AJSB’s average cost of deposits increased 10 basis points to 0.45% for the three months ended June 30, 2018 from 0.35% for the three months ended June 30, 2017. The increase in AJSB’s average cost of deposits resulted from higher interest rates and increased competition for deposits. Average interest-bearing deposit balances decreased $13.1 million to $129.1 million for the three months ended June 30, 2018, from $142.2 million for the same period in 2017 due primarily to a $5.2 million decrease in the average balance of certificates of deposit, a $3.8 million decrease in the average balance of passbook accounts due in part to the termination of AJS Bank’s profit sharing plan, and a $4.1 million decrease in the average balance of NOW and money market accounts due in part to lower municipal balances. The decrease in the average balance of certificates of deposit was attributable to legacy certificate of deposit customers seeking higher yields elsewhere as accounts matured and retirees and/or heirs of deceased customers moved maturing certificates to other financial institutions.

Provision for Loan Losses.  AJSB establishes a provision for loan losses, which is charged to operations, at a level management believes is appropriate to absorb probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on its evaluation of these factors, AJSB recorded a $30,000 credit to the provision for loan losses for the three months ended June 30, 2018 and no provision for loan losses for the three months ended June 30, 2017. The credit provision was due to a decline in historical loss factors, reduction in the level of substandard assets and having net recoveries for the current quarter of $5,000. The allowance for loan losses was $748,000, or 0.76% of total loans, at June 30, 2018 compared to $778,000, or 0.74% of total loans, at December 31, 2017. The increase in the allowance for loan losses as a percentage of total loans was primarily due to a $5.8 million decrease in the loan portfolio.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary to maintain the adequacy of the allowance. While management uses available information to recognize and provide for losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require AJSB to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of June 30, 2018 was maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio, and such losses that were both probable and reasonably estimable.

Non-Interest Income.  Non-interest income decreased $30,000 to $115,000 for the three months ended June 30, 2018, from $145,000 for the three months ended June 30, 2017. The decrease was primarily due to a $19,000 loss on sale of other real estate owned, a decrease in deposit service charge and interchange income due to lower account balances and activity, and other income due to lower correspondent loan fee income.

Non-Interest Expense. Non-interest expense decreased $42,000, or 3.8%, to $1.1 million for the three months ended June 30, 2018, as compared to the same period in 2017. The decrease was primarily due to a $49,000 decrease in compensation and employee benefits expense, a $30,000 decrease in other expense, and a $15,000 decline in professional and regulatory expense, partially offset by a $28,000 increase in occupancy costs and a $25,000 increase in other real estate owned (income) expense/impairment.

Compensation and employee benefits expense decreased $49,000, or 8.1%, to $558,000 for the three months ended June 30, 2018, from $607,000 for the same period in 2017. The primary reason for the decrease was related to the retirement of the former chief executive officer in August 2017.

Occupancy costs increased $28,000 primarily due to the prior year quarter including a $32,000 refund of prior year’s real estate taxes.

Professional and regulatory expense decreased $15,000 to $52,000 for the three months ended June 30, 2018 from $67,000 for the three months ended June 30, 2017 as a result of lower legal expenses.

Other real estate owned (income) expense/impairment increased $25,000 to $24,000 for the three months ended June 30, 2018, from ($1,000) for the three months ended June 30, 2017. The increase was primarily due to higher legal expenses and carrying costs, along with a $6,500 write-down on an other real estate owned property based on a recent offer to purchase.

Other expenses decreased $30,000 to $94,000 for the three months ended June 30, 2018 from $124,000 in the prior year period due to less loan related legal expenses, lower debit card processing expense and fewer bad check losses.

Income Tax Expense. AJSB recorded an income tax expense of $52,000 for the quarter ended June 30, 2018 compared to an income tax expense of $59,000 for the same quarter in 2017. The decrease in income tax expense despite the higher pretax income amount in the second quarter of 2018 was primarily due to the lower effective tax rate in 2018 due to the enactment of the Tax Cuts and Jobs Act in December 2017 that lowered the federal corporate income tax rate from 34% to 21%. AJSB’s effective tax rate was 24% during the three months ended June 30, 2018 as compared to 32% during the three months ended June 30, 2017.

Comparison of Operating Results for the Six Months Ended June 30, 2018 and 2017

General.  Net income for the six months ended June 30, 2018 was $323,000, an increase of $150,000 from net income of $173,000 for the six months ended June 30, 2017. The increase was mainly attributable to a $175,000 decrease in the provision for loan losses and a $78,000 decrease in non-interest expense, partially offset by a $68,000 decrease in non-interest income and a $30,000 increase in income tax expense.

Net Interest Income.  Net interest income decreased by $5,000 to $2.3 million for the six months ended June 30, 2018, as compared to the same period in 2017. The decrease was primarily due to a $12.0 million, or 6.3%, decrease in the level of average interest-earning assets, substantially offset by the 15 basis points improvement in the net interest margin to 2.56% for the six months ended June 30, 2018 as compared to 2.41% for the same period in 2017. Net interest rate spread also increased 13 basis points to 2.45% for the six months ended June 30, 2018 from 2.32% for the six months ended June 30, 2017.

Interest Income.  Total interest income increased $34,000, or 1.4%, to $2.5 million for the six months ended June 30, 2018 as compared to the same period in 2017. The increase was primarily due to the 22 basis points increase in the average yield on interest-earning assets to 2.88% for the six months ended June 30, 2018 as compared to 2.66% for the same period in 2017, partially offset by the $12.0 million, or 6.3%, decrease in average interest-earning assets for the six months ended June 30, 2018 as compared to the same period in 2017 primarily due to the $9.4 million decrease in the average loans receivable as loan volumes declined compared to the prior year period. The increase in the average yield on interest-earning assets was primarily due to the increase in the level of market interest rates caused by the several Federal Reserve federal funds rate increases in the last 12-18 months.

Interest income from loans decreased by $132,000, or 6.6%, to $1.9 million for the six months ended June 30, 2018, from $2.0 million for the six months ended June 30, 2017. The decline in interest income from loans was primarily due to the $9.4 million decrease in average loan balance for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017. The average yield on loans increased to 3.68% for the six months ended June 30, 2018 from 3.61% for the same period in 2017. The decrease in the loan portfolio was primarily due to a decline in loan originations as mortgage rates rose and refinance activity slowed dramatically. The increase in the average yield on loans was primarily caused by higher yields earned on new loan originations and adjustable rate loans repricing higher as short-term interest rates increased.

Interest income from securities increased $60,000, or 17.5%, to $403,000 for the six months ended June 30, 2018, from $343,000 for the six months ended June 30, 2017. The increase primarily resulted from an increase in the average yield on securities to 1.88% for the six months ended June 30, 2018 from 1.54% for the same period in 2017 due to higher rates earned on new securities purchases, the repayment of lower yielding mortgage-backed securities and less premium amortization on mortgage-backed securities.

Interest income on interest-earning deposits increased $105,000 to $259,000 for the six months ended June 30, 2018 compared to $154,000 for the same period in 2017 primarily due to a 70 basis points increase earned on balances maintained at the Federal Reserve Bank of Chicago due to the several Federal Reserve federal funds rate increases in the last 12-18 months.

Interest Expense on Deposits.  Interest expense on deposits increased by $39,000, or 16.1%, to $281,000 for the six months ended June 30, 2018, from $242,000 for the same period in 2017. AJSB’s average cost of deposits increased nine basis points to 0.43% for the six months ended June 30, 2018 from 0.34% for the six months ended June 30, 2017. The increase in AJSB’s average cost of deposits resulted from higher interest rates and increased competition for deposits. Average interest-bearing deposit balances decreased by $11.4 million to $130.5 million for the six months ended June 30, 2018, compared to $142.0 million for the six months ended June 30, 2017 due primarily to decreases of $5.5 million, $4.2 million and $1.8 million in the average balances of certificates of deposit, passbooks and NOW and money market accounts, respectively. The decrease in the average balance of certificates of deposit was partially attributable to legacy certificate of deposit customers seeking higher yields elsewhere as accounts matured and retirees and/or heirs of deceased customers moved maturing certificates to other financial institutions. The decrease in the average balance of passbook accounts was due in part to the termination of AJS Bank’s profit-sharing plan, and the decrease in the average balance of NOW and money market accounts was due in part to lower municipal balances.

Provision for Loan Losses.  AJSB establishes a provision for loan losses, which is charged to operations, at a level management believes is appropriate to absorb probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on management’s evaluation of these factors, AJSB recorded a credit to the provision for loan losses of $50,000 for the six months ended June 30, 2018 and a provision for loan losses of $125,000 for the six months ended June 30, 2017. AJSB experienced net recoveries of $20,000 in the six months ended June 30, 2018 compared to net charge-offs of $112,000 in the same period in the prior year. The allowance for loan losses was $748,000, or 0.76% of total loans, at June 30, 2018 compared to $778,000, or 0.74% of total loans, at December 31, 2017. The increase in the allowance for loan losses as a percentage of total loans was primarily due to a $5.8 million decrease in the loan portfolio.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary to maintain the adequacy of the allowance. While management uses available information to recognize and provide for losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require AJSB to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of June 30, 2018 was maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio, and such losses that were both probable and reasonably estimable.

Non-Interest Income.  Non-interest income decreased $68,000 to $233,000 for the six months ended June 30, 2018, from $301,000 for the six months ended June 30, 2017. The decrease was primarily due to a $19,000 decrease in service charge income from deposit accounts, a $19,000 increase in the loss on sale of other real estate owned and a $26,000 decrease in other non-interest income primarily due to $24,000 less in broker fees on correspondent loans.

Non-Interest Expense.  Non-interest expense decreased $78,000, or 3.5%, to $2.1 million for the six months ended June 30, 2018, from $2.2 million for the six months ended June 30, 2017. The decrease was primarily due to a $69,000 decrease in compensation and employee benefits expense, a $30,000 decrease in professional and regulatory expense, and a $40,000 decrease in other non-interest expense, partially offset by a $28,000 increase in occupancy costs and a $34,000 increase in other real estate owned (income) expense/impairment.

Compensation and employee benefits expense decreased $69,000, or 5.8%, to $1.1 million for the six months ended June 30, 2018, from $1.2 million for the same period in 2017. The primary reason for the decrease was related to the retirement of the former chief executive officer in August 2017.

Occupancy costs increased by $28,000 to $338,000 for the six months ended June 30, 2018 compared to $310,000 for the same period in 2017 primarily due to the prior year period including a $32,000 refund of prior year’s real estate taxes.

Professional and regulatory expense decreased $30,000 to $104,000 for the six months ended June 30, 2018 from $134,000 for the same period in 2017 primarily due to lower legal expenses and audit fees.

Other real estate owned (income) expense/impairment increased $34,000 to $36,000 for the six months ended June 30, 2018, from $2,000 for the six months ended June 30, 2017. The increase was primarily due to the current year period including $8,050 of legal expense and a $6,500 write-down of a one- to four-family property based on an offer to purchase and also having higher carrying costs due to having more other real estate owned in the current period.

Other expense decreased by $40,000 for the six months ended June 30, 2018 as compared to the same period in 2017 due to $16,000 less in loan related legal expenses, $13,000 in lower automobile depreciation and maintenance expenses for company cars, lower debit card processing expense and fewer bad check losses.

Income Tax Expense   AJSB recorded income tax expense of $102,000 for the six months ended June 30, 2018 compared to $72,000 for the six months ended June 30, 2017. The increase in income tax expense was primarily due to a $180,000 increase in income before income taxes for the six months ended June 30, 2018 compared to the same period in 2017, partially offset by a lower effective tax rate due to the enactment of the Tax Cuts and Jobs Act in December 2017 that lowered the federal corporate income tax rate from 34% to 21%. AJSB’s effective tax rate was 24% during the six months ended June 30, 2018 as compared to 29% during the six months ended June 30, 2017.

Comparison of Operating Results for the Years Ended December 31, 2017 and December 31, 2016

General. Net income (loss) for the year ended December 31, 2017 decreased $728,000 to a net loss of $195,000 compared to net income of $533,000 for the year ended December 31, 2016. The decrease was primarily due to a $388,000 increase in income tax expense resulting from the revaluation of AJSB’s deferred tax asset and a $320,000 increase in the provision for loan losses primarily due to higher net charge-offs in 2017.

Interest Income.  Total interest income increased $29,000, or 0.6%, to $5.0 million for the year ended December 31, 2017 as compared to 2016. The average yield on interest earning assets was 2.71% for the year ended December 31, 2017 as compared to 2.64% for 2016. The increase was primarily a result of the increases in the average yield on interest-earning deposits and securities of 59 and 23 basis points, respectively, which was mitigated somewhat by the eight basis points decrease in the average yield on loans receivable.

Interest income from loans decreased by $246,000, or 5.9%, to $3.9 million for the year ended December 31, 2017, from $4.2 million for the year ended December 31, 2016. The decline in interest income from loans was due to decreases in the average loan yield and average loan balance for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The average yield on loans decreased to 3.63% for the year ended December 31, 2017 from 3.71% for 2016. The decrease in the average yield on loans was primarily caused by lower yields earned on new loan originations and repayments of higher yielding seasoned loans as a result of the prolonged low interest rate environment. The average loan balance decreased by $4.3 million to $108.8 million for the year ended December 31, 2017 from $113.1 million for 2016. The decrease in the average loan balance was primarily due to continued decline in the average loan balance of the higher yielding multifamily and commercial real estate loan portfolio due in part to a more limited focus by management, and a decrease in the one- to four-family loan portfolio due to lower origination volumes as a result of AJS Bank’s reluctance to originate customer preferred 30-year fixed rate loans because of interest rate risk concerns. In addition, AJS Bank’s home equity loan portfolio continued to decline as lines of credit mature and either payoff or refinance.

Interest income from securities increased $74,000, or 11.6%, to $714,000 for the year ended December 31, 2017, from $640,000 for the year ended December 31, 2016. The increase primarily resulted from an increase in the average yield on securities to 1.63% for the year ended December 31, 2017 as compared to 1.40% for 2016 due to new purchases at higher rates. The average balance of securities decreased $1.9 million to $43.9 million for the year ended December 31, 2017 from $45.7 million for 2016. The decrease in the average securities balance was due to securities principal repayments, calls, and sales exceeding new securities purchases due to the lack of suitable higher yielding investment alternatives in the current interest rate environment.

Interest income from interest-earning deposits increased $204,000 to $357,000 for the year ended December 31, 2017, from $153,000 for the year ended December 31, 2016. The increase primarily resulted from an increase in the average yield on interest-earning deposits to 1.11% for the year ended December 31, 2017 as compared to 0.52% for 2016 primarily due to the three Federal Reserve Bank increases in the Fed funds rate aggregating 75 basis points in the last year. In addition, the average balance of interest-earning deposits increased $2.5 million to $32.2 million for the year ended December 31, 2017 from $29.7 million for 2016. The increase in the average balance was due to reductions in the loan and securities portfolios.

Interest Expense.  Interest expense was basically unchanged at $496,000 for the year ended December 31, 2017, compared to $504,000 for 2016. The primary reason for the decrease was the payoff of higher costing FHLB advances in 2016, partially offset by a slight increase in interest expense on money market accounts.

Interest expense on deposits increased by $18,000, or 3.8%, to $496,000 for the year ended December 31, 2017 compared to $478,000 for 2016. AJSB’s average cost of deposits increased two basis points to 0.35% for the year ended December 31, 2017 from 0.33% for the year ended December 31, 2016. The increase in AJSB’s average cost of deposits resulted from increases in interest rates, particularly on municipal balances and a decrease in lower costing passbook account balances. Average interest-bearing deposit balances decreased $3.8 million to $139.7 million for the year ended December 31, 2017, from $143.5 million for 2016 due primarily to the decrease in the average balance of certificates of deposit of $6.7 million, partially offset by growth in low cost core deposits of $2.9 million. The decline in the average balance of certificates of deposit was attributable to legacy certificates of deposit customers moving maturing certificate balances into core deposits accounts.

Interest expense on FHLB advances decreased $26,000 to $0 for the year ended December 31, 2017, from $26,000 for 2016. The decrease was due to the $1.2 million decrease in the average balance of FHLB of Chicago advances from repaying maturing advances.

Net Interest Income.  Net interest income increased by $37,000, or 0.8%, to $4.5 million for the year ended December 31, 2017 as compared to 2016. The increase was primarily due to an increase in interest income on interest-earning deposits and securities, which more than offset the decrease in interest income on loans receivable caused by the reduction in the loan portfolio. The $29,000 increase in interest income on interest-earning assets was due to the $2.5 million increase in the average interest-earning deposits at the Federal Reserve along with the 75 basis points, or 100% increase in the federal funds rate over the last year. The net interest margin increased seven basis points to 2.44% for the year ended December 31, 2017 from 2.37% for 2016. The interest rate spread increased seven basis points to 2.36% for the year ended December 31, 2017 from 2.29% for 2016.

Provision for Loan Losses.  AJSB establishes a provision (credit) for loan losses, which is reflected in operations, at a level management believes is appropriate to absorb probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. Based on management’s evaluation of these factors, AJSB recorded a provision for loan losses of $170,000 for the year ended December 31, 2017 compared to a $150,000 credit to the provision for loan losses for the year ended December 31, 2016. The increase in the provision for loans losses was primarily a function of higher net charge-offs in 2017 of $217,000 compared to $13,000 in 2016 offset by an improvement in credit quality trends, a lower risk profile and a decrease in historical loss factors. The allowance for loan losses was $778,000, or 0.74%, of total loans at December 31, 2017 compared to $825,000, or 0.73%, at December 31, 2016.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management uses all available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require AJSB to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of December 31, 2017 was maintained at a level that represents management’s best estimate of inherent losses in the loan portfolio, and such losses that were both probable and reasonably estimable.

Non-Interest Income.  Non-interest income decreased $100,000 to $579,000 for the year ended December 31, 2017, from $679,000 for the year ended December 31, 2016. The decrease was primarily due to $48,000 in lower gains on securities, a $19,000 decrease in service charge income due to lower debit card interchange income, lower rental income due to the loss of a tenant and a decrease in earnings on bank owned life insurance due to lower interest rates.

Non-Interest Expense.  Non-interest expense decreased $43,000, or 0.9%, to $4.5 million for the year ended December 31, 2017 from $4.6 million for the year ended December 31, 2016. The decrease was primarily due to a $91,000 decrease in occupancy costs due to lower real estate taxes and maintenance expenses, a $35,000 decrease in federal deposit insurance expense due to a decrease in the insurance premium rate for smaller financial institutions along with a decrease in asset size, partially offset by a $56,000 increase in other real estate owned expense primarily due to higher carrying costs for delinquent real estate taxes and board up expenses on other real estate owned.

Income Tax Expense.   AJSB recorded an income tax expense of $596,000 for the year ended December 31, 2017 compared to an income tax expense of $208,000 for the year ended December 31, 2016. The $388,000 increase in income tax expense was primarily due to the $611,000 revaluation of AJSB’s deferred tax asset recorded in the fourth quarter of 2017 related to the reduction in the federal corporate income tax rate from 34% to 21% effective January 1, 2018, partially offset by the $107,000 tax benefit recorded in the third quarter of 2017 related to the increase in the Illinois state income tax rate from 7.75% to 9.50% effective July 1, 2017, and lower income tax expense related to the decrease in pretax income.

Liquidity and Capital Resources

AJSB maintains liquid assets at levels it considers adequate to meet its liquidity needs. AJSB’s liquidity ratio averaged 47.6%,45.2% and 44.0% for the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016, respectively. AJSB adjusts its liquidity levels to fund deposit outflows, pay real estate taxes on mortgage loans, and to fund loan commitments. AJSB also adjusts liquidity as appropriate to meet its asset and liability management objectives.

AJSB’s primary sources of liquidity are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. AJSB sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, AJSB invests excess funds in short-term interest-earning investments and other assets, which provide liquidity to meet lending requirements. Short-term interest-earning deposits with the Federal Reserve Bank of Chicago amounted to $29.6 million at June 30, 2018, $32.5 million at December 31, 2017 and $28.0 million at December 31, 2016.

A significant portion of AJSB’s liquidity consists of securities classified as available-for-sale and cash and cash equivalents, which are a product of its operating, investing and financing activities. AJSB’s primary sources of cash are principal repayments on loans and mortgage-backed securities and increases in deposit accounts, along with advances from the FHLB of Chicago.

Liquidity management is both a daily and long-term function of business management. If AJSB requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB of Chicago and JP Morgan Chase which provides an additional source of funds. At June 30, 2018, AJSB had no FHLB advances outstanding and were eligible to borrow $62.6 million from the FHLB of Chicago. At June 30, 2018, AJSB had no balance outstanding on the $5.0 million line of credit at JP Morgan Chase.

AJSB’s cash flows are comprised of three classifications: cash flows from operating activities, investing activities, and financing activities. Net cash used in operating activities was $277,000 for the six months ended June 30, 2018 compared to the $909,000 provided by operating activities in the six months ended June 30, 2017. The $1.2 million increase in cash used in operating activities in the six months ended June 30, 2018 compared to used in the six months ended June 30, 2017 was primarily due to a $1.3 million change in accrued interest payable and other liabilities due to the $1.0 million disbursement from deferred compensation, and $175,000 of less provision for loan losses, partially offset by $150,000 of higher net income in the six months ended June 30, 2018 compared to the prior year period.

Net cash used in investing activities, which consists primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans, calls, repayments and maturities of securities, was $1.4 million for the six months ended June 30, 2018 compared to $4.1 million provided by investing activities for the six months ended June 30, 2017. The $5.5 million increase in cash used in investing activities was primarily due to a $6.3 million increase in securities purchases in the six months ended June 30, 2018 compared to the same 2017 period, partially offset by a $1.2 million change in the amount of cash provided from the loan portfolio.

Net cash used in financing activities, consisting primarily of deposit account activity, FHLB advance and stock activity, and dividends paid to AJSB stockholders, was $132,000 and $3.2 million for the six months ended June 30, 2018 and 2017, respectively. The $3.1 million decrease in cash used in the six months ended June 30, 2018 period was primarily due to $2.8 million net change in deposit account activity and $341,000 of higher cash provided from advance payments by borrowers for taxes and insurance.

Net cash provided by operating activities was $833,000 and $1.1 million for the years ended December 31, 2017 and 2016, respectively.

Net cash provided by investing activities, which consists primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans, proceeds from the sales, calls, repayments and maturities of securities, were $12.7 million and $7.8 million for the years ended December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, AJSB purchased $5.7 million and sold $2.0 million in securities classified as available-for sale, and during the year ended December 31, 2016, AJSB purchased $25.7 million and sold $5.3 million in securities classified as available-for-sale.

Net cash used in financing activities, consisting primarily of deposit account activity, repayment of FHLB advances, repurchases of AJSB’s common stock, and dividends paid to AJSB stockholders, was $8.9 million and $7.5 million for the years ended December 31, 2017 and 2016, respectively primarily due to the repayment of maturing FHLB advances, cash dividends paid to stockholders, and the repurchase of AJSB’s common stock.

At June 30, 2018, AJSB had outstanding commitments of $327,000 to originate loans. This amount does not include the unfunded portion of loans in process. At June 30, 2018, certificates of deposit scheduled to mature in less than one year totaled $20.5 million. Based on prior experience, management believes that a significant portion of such deposits will remain with AJS Bank, although there can be no assurance that this will be the case. In addition, the cost of such deposits may be significantly higher upon renewal in a rising interest rate environment.

AJS Bank is required to maintain liquid assets in an amount that would ensure its safe and sound operation. Its liquidity ratio at June 30, 2018 was 49.9%.

AJSB is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for AJS Bank on

January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the AJS Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% in 2015 to 2.50% in 2019. The capital conservation buffer in 2018 is 1.88%. The net unrealized gain or loss on available for sale securities is not included in the computation of regulatory capital. Management believes as of June 30, 2018, AJS Bank meets all capital adequacy requirements to which it is subject. There are no conditions or events since that notification that management believes have changed the institution’s category.

Not withstanding the foregoing, The Economic Growth, Regulatory Relief and Consumer Protection Act of 2018 (the “Regulatory Relief Act”) simplifies capital calculations by requiring bank regulators to establish for institutions under $10 billion in assets a community bank leverage ratio (tangible equity to average consolidated assets) at a percentage not less than 8% and not greater than 10% that such institutions may elect to replace the general applicable risk-based capital requirements under the Basel III capital rules. Such institutions that meet the community bank leverage ratio will automatically be deemed to be well-capitalized, although the bank regulators retain the flexibility to determine that the institution may not qualify for the community bank leverage ratio test based on the institution’s risk profile. Until the community bank leverage ratio is established by bank regulators in accordance with the Regulatory Relief Act, the Basel III risk-based and leverage ratios remain in effect. The effective date and the specific community bank leverage ratio is unknown.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At June 30, 2018 and December 31, 2017, the regulatory notifications categorized AJS Bank as well capitalized under the regulatory framework for prompt corrective action.

The following table summarizes AJS Bank’s capital amounts and ratios, together with capital adequacy requirements as of June 30, 2018, and December 31, 2017:

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized under Regulatory Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2018
Total risk-based capital to risk-weighted assets	$29,262	37.00%	$7,316	9.25%	$7,909	10.0%
Tier 1 (core) capital to risk-weighted assets	28,514	36.05	5,734	7.25	6,327	8.0
Common equity tier 1 capital to risk-weighted assets	28,514	36.05	4,548	5.75	5,141	6.5
Tier 1 (core) capital to adjusted total assets	28,514	15.14	9,887	5.25	9,417	5.0
	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized under Regulatory Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017
Total risk-based capital to risk-weighted assets	$29,103	37.72%	$7,137	9.25%	$7,715	10.0%
Tier 1 (core) capital to risk-weighted assets	28,325	36.71	5,594	7.25	6,172	8.0
Common equity tier 1 capital to risk-weighted assets	28,325	36.71	4,436	5.75	5,015	6.5
Tier 1 (core) capital to adjusted total assets	28,325	14.54	10,226	5.25	9,739	5.0

Off-Balance Sheet Arrangements.  In the normal course of operations, AJS Bank engages in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, unused lines of credit and standby letters of credit. For information about AJS Bank’s loan commitments, letters of credit and unused lines of credit, see Note 14 of the Notes to the Audited Consolidated Financial Statements.

For the six months ended June 30, 2018 and the years ended December 31, 2017 and 2016, AJS Bank did not engage in any off-balance-sheet transactions other than loan origination commitments, unused lines of credit and standby letters of credit in the normal course of its lending activities, except for obtaining and guaranteeing a $3.0 million irrevocable letter of credit from the FHLB of Chicago as collateral for deposits of a municipal depositor.

Effect of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein regarding AJSB have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of AJSB’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on AJSB’s performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, because such prices are affected by inflation to a larger extent than interest rates.

Transactions With Certain Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from such prohibition for loans made by federally insured financial institutions, such as AJS Bank, to their executive officers and directors in compliance with federal banking regulations. Federal law requires that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. Federal regulations adopted under this law permit executive officers and directors to receive the same terms that are widely available to other employees as long as the director or executive officer is not given preferential treatment compared to the other participating employees. Loans to directors and executive officers must be approved by the disinterested members of the board of directors regardless of amounts. At June 30, 2018, loans and drawn open lines of credit to executive officers, directors and their affiliates totaled approximately $981,000.

AJS Bank makes loans to its directors, executive officers and employees through an employee loan program. The program applies only to first or second mortgage loans on a primary or secondary residence, and provides for an interest rate that is 1% below the market price at the time of origination. Except for the reduced interest rate, these loans were made in the ordinary course of business, were made on substantially the same terms, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Name	Type of Loan	Largest Aggregate Balance 01/01/15 to 6/30/18	Principal Balance 6/30/18	Principal Paid 01/01/15 to 6/30/18	Interest Paid 01/01/15 to 6/30/18	Interest Rate
Donna Manuel	Home Mortgage	$217,421	$—	$217,421	$2,042	1.250%
Donna Manuel	Home Mortgage	256,000	—	256,000	13,831	2.375%
Donna Manuel	Home Mortgage	328,000	325,642	2,358	2,999	2.750%
Jerry Weberling	Home Mortgage	300,000	255,049	44,951	6,725	1.250%
Raymond Blake	Home Mortgage	61,205	37,370	23,835	5,227	3.000%
Michael Rose	Home Mortgage	512,001	363,132	148,870	32,744	2.125%

Adjournment of the Special Meeting (Item 2 on the AJSB Proxy Card)

In addition to the proposal to approve the Merger Agreement, the stockholders of AJSB also are being asked to approve a proposal to adjourn or postpone the Special Meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement.

It is rare for a company to achieve 100% (or even 90%) stockholder participation at an annual or special meeting of stockholders, and only a majority of the voting power of the outstanding shares of AJSB’s common stock entitled to vote at the Special Meeting is required to be represented at the Special Meeting, in person or by proxy, for a quorum to be present. In the event that stockholder participation at the Special Meeting is lower than expected, AJSB would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader stockholder participation. If AJSB desires to adjourn the Special Meeting, AJSB will request a motion that the Special Meeting be adjourned, and delay the vote on the Merger Agreement proposal described herein until the Special Meeting is reconvened. If AJSB adjourns the Special Meeting for 30 days or less, AJSB will not set a new record date and will announce prior to adjournment the date, time, and location at which the Special Meeting will be reconvened. No other notice will be provided. Unless revoked prior to its use, any proxy solicited for the Special Meeting will continue to be valid for any adjourned or postponed Special Meeting, and will be voted in accordance with the stockholder’s instructions and, if no contrary instructions are given, for the Merger Agreement proposal.

Any adjournment will permit AJSB to solicit additional proxies and will permit a greater expression of the views of AJSB’s stockholders with respect to the merger. Such an adjournment would be disadvantageous to stockholders who are against the proposal to approve the Merger Agreement because an adjournment will give AJSB additional time to solicit favorable votes and increase the chances of approving that proposal. AJSB has no reason to believe that an adjournment of the Special Meeting will be necessary at this time.

AJSB’s board of directors recommends that stockholders vote “FOR” the proposal to adjourn or postpone the Special Meeting, if necessary.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INDEPENDENT AUDITORS,
AND EXPERTS

The consolidated financial statements of NWIN as of December 31, 2017 and 2016 and for each of the years in the two-year period ended December 31, 2017 incorporated by reference from NWIN’s Annual Report on Form 10-K for the year ended December 31, 2017, have been audited by Plante & Moran, PLLC, independent registered public accounting firm, as set forth in their report thereon incorporated by reference into this proxy statement/prospectus in reliance upon such report given on the authority of Plante & Moran, PLLC as experts in accounting and auditing.

The consolidated financial statements of AJSB as of December 31, 2017 and 2016, and for the years then ended included in this proxy statement/prospectus, have been so included in reliance on the report of Crowe LLP, independent auditors, appearing elsewhere in this proxy statement/prospectus, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the NWIN common stock to be issued in the proposed merger and certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon for NWIN by Barnes & Thornburg LLP, Indianapolis, Indiana. Certain matters pertaining to the federal income tax consequences of the proposed merger will be passed upon for AJSB by Luse Gorman, PC, Washington, D.C.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

NWIN

If the merger is completed, the AJSB stockholders receiving the stock consideration in the merger will become shareholders of NWIN. To be included in NWIN’s proxy statement and voted on at NWIN’s regularly scheduled 2019 annual meeting of shareholders, shareholder proposals must be submitted in writing by November 13, 2018, to NWIN’s Secretary, 9204 Columbia Avenue, Munster, Indiana 46321, which date is 120 calendar days before the anniversary date of the release of the proxy statement relating to NWIN’s 2018 Annual Meeting. If notice of any other shareholder proposal intended to be presented at the 2019 annual meeting is not received by NWIN on or before November 13, 2018, the proxy solicited by the NWIN board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the NWIN proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Securities Exchange Act of 1934, as amended. If the date of the 2019 annual meeting is changed, the dates set forth above may change.

AJSB

AJSB’s 2019 annual meeting of stockholders is scheduled to be held on May 23, 2019. If the merger is completed before that date, there will be no AJSB annual meeting of stockholders for 2019 or thereafter. In that case, shareholder proposals must be submitted to NWIN in accordance with the procedures described above.

If the merger is not completed, AJSB will provide notice of the record date and annual meeting date for its 2019 annual stockholders’ meeting. Stockholders who wish to bring a business proposal before an annual meeting, or to propose a nominee to the board of directors, must follow the advance notice procedures set forth in AJSB’s Bylaws. AJSB’s Corporate Secretary must receive written notice of the stockholder business proposal or nomination to the board of directors not less than 80 days nor more than 90 days prior to the date of the annual meeting. A stockholder’s notice to the Corporate Secretary must also include the information required by the bylaws. In the event that less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders, notice by the stockholder must be received not later than the tenth day following the day on which public disclosure of the date of such meeting is first made. No adjournment or postponement of a meeting of stockholders will commence a new period for the giving of notice.

WHERE YOU CAN FIND MORE INFORMATION

NWIN files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that NWIN files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. NWIN’s public filings also are available to the public from commercial document retrieval services and on the World Wide Web site maintained by the SEC at “http://www.sec.gov.” Shares of NWIN common stock are quoted on the OTC Pink Marketplace and OTC Bulletin Board under the symbol “NWIN.”

NWIN has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, with respect to the common stock of NWIN being offered in the merger. This proxy statement/prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the proxy statement/prospectus in accordance with the rules and regulations of the SEC. For further information, your attention is directed to the registration statement. Statements made in this proxy statement/prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the SEC.

The SEC allows NWIN to “incorporate by reference” the information filed by NWIN with the SEC, which means that NWIN can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus.

NWIN incorporates by reference the following documents and information that it has filed previously with the SEC (excluding any Form 8-K reports that have not been “filed” but instead have been “furnished” to the SEC):

•	NWIN’s Annual Report on Form 10-K for the year ended December 31, 2017;
•	NWIN’s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2018;
•	NWIN’s Current Reports on Form 8-K filed on February 21, March 20 (except for the information furnished under Item 7.01 thereof), April 27 (except for the information furnished under Item 7.01 thereof), May 7, May 9 (except for the information furnished under Item 2.02 thereof), May 21 (except for the information furnished under Item 2.02 thereof), June 20, June 25, June 28, July 12, July 24 (except for the information furnished under Item 2.02 thereof), July 26, July 30, July 31 (except for the information furnished under Item 7.01 thereof), August 6 (except for the information furnished under Item 7.01 thereof), and September 4 (except for the information furnished under Item 7.01 thereof);
•	The information concerning share ownership of principal shareholders, directors, and executive officers of NWIN under the caption “Security Ownership by Certain Beneficial Owners and Management” and “Proposal 1 – Election of Directors” in NWIN’s Proxy Statement for the 2018 Annual Meeting of Shareholders; and

•	The description of the capital stock of the NWIN set forth under the caption “Description of Capital Stock” contained in NWIN’s definitive proxy statement/prospectus dated March 23, 1994, filed with the SEC under Rule 424(b) under the Securities Act of 1933, as amended, on March 23, 1994, and all amendments or reports filed for the purpose of updating such description.

NWIN is also incorporating by reference additional documents that it files with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date hereof and the date of AJSB’s Special Meeting. Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this document (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information NWIN discloses under Items 2.02 or 7.01 of any Current Report on Form 8-K that NWIN may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this proxy statement/prospectus.

These documents may be obtained as explained above, or you may request a free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing to or calling NWIN at the following address or telephone number or via the Internet at:

NorthWest Indiana Bancorp
9204 Columbia Avenue
Munster, Indiana 46321
Attn: Shareholder Services
(219) 836-4400
Website: www.ibankpeoples.com

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This proxy statement/prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this proxy statement/prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement/prospectus is required to be delivered, this proxy statement/prospectus will be supplemented or amended.

All information regarding NWIN in this proxy statement/prospectus has been provided by NWIN, and all information regarding AJSB in this proxy statement/prospectus has been provided by AJSB. AJSB provides an annual report which includes its consolidated audited financial statements to its stockholders on an annual basis. Copies of AJSB’s 2017 Annual Report can be obtained, without charge, by contacting Jerry A. Weberling at (708) 687-7400.

AJS BANCORP, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2018 AND DECEMBER 31, 2017
(Dollars in thousands, except per share data)

	June 30, 2018	December 31, 2017
ASSETS	(Unaudited)
Cash and cash equivalents	$34,013	$35,830
Securities available-for-sale	46,748	40,196
Securities held-to-maturity (fair value: 2018 – $170; 2017 – $220)	170	220
Loans, net (allowance: 2018 – $748; 2017 – $778)	98,324	104,082
Federal Home Loan Bank stock	512	565
Premises and equipment	2,971	3,037
Bank-owned life insurance	6,337	6,252
Other real estate owned	222	267
Accrued interest receivable	253	389
Other assets	2,279	2,232

Total assets	$191,829	$193,070

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$156,782	$156,871
Advance payments by borrowers for taxes and insurance	2,100	1,920
Other liabilities and accrued interest payable	1,599	2,615
Total liabilities	160,481	161,406

Stockholders’ equity
Preferred stock, $.01 par value, 50,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized; 2,149,860 shares outstanding at June 30, 2018 and December 31, 2017	22	22
Additional paid-in capital	13,814	13,802
Retained earnings	19,480	19,380
Accumulated other comprehensive loss	(837)	(342)
Unearned stock awards	(201)	(268)
Unearned ESOP shares	(930)	(930)
Total stockholders’ equity	31,348	31,664

Total liabilities and stockholders’ equity	$191,829	$193,070

CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Interest income:
Loans	$928	$997	$1,877	$2,009
Securities	228	179	403	343
Interest-earning deposits	127	90	259	154
Federal Home Loan Bank stock	2	2	4	3
Total interest income	1,285	1,268	2,543	2,509

Interest expense on deposits	144	123	281	242

Net interest income	1,141	1,145	2,262	2,267
Provision (credit) for loan losses	(30)	—	(50)	125

Net interest income after provision (credit) for loan losses	1,171	1,145	2,312	2,142

Non-interest income:
Service fees	59	64	112	131
Rental income	11	11	20	22
Earnings on bank-owned life insurance	43	44	85	87
Other real estate owned losses	(19)	—	(19)	—
Other	21	26	35	61
Total non-interest income	115	145	233	301

Non-interest expense:
Compensation and employee benefits	558	607	1,123	1,192
Occupancy	178	150	338	310
Data processing	93	90	187	183
Advertising and promotion	6	8	17	19
Professional and regulatory	52	67	104	134
Postage and supplies	17	15	33	31
Bank security	30	33	58	60
Federal deposit insurance	14	15	28	31
Other real estate owned (income) expense	24	(1)	36	2
Other	94	124	196	236
Total non-interest expense	1,066	1,108	2,120	2,198

Income before income taxes	220	182	425	245
Income tax expense	52	59	102	72

Net income	$168	$123	$323	$173
Earnings per share:
Basic	$0.08	$0.06	$0.16	$0.08
Diluted	$0.08	$0.06	$0.16	$0.08

CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net income	$168	$123	$323	$173

Other comprehensive income (loss):
Unrealized gains (losses) on securities available-for-sale:
Unrealized holding gains (losses) arising during the period	(170)	69	(692)	215
Reclassification adjustment for (gains) losses included in net income	—	—	—	—
Related income tax (expense) benefit	48	(27)	197	(84)
Total other comprehensive income (loss)	(122)	42	(495)	131

Comprehensive income (loss)	$46	$165	$(172)	$304

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2018 AND 2017
(Dollars in thousands)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net income	$323	$173
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	94	117
Provision (credit) for loan losses	(50)	125
Net amortization of premium (discount) on securities	73	100
Stock award and option expense	79	79
Earnings on bank-owned life insurance	(85)	(87)
Loss on the sale of other real estate owned	19	—
Other real estate owned write down	7	—
Changes in:
Accrued interest receivable and other assets	286	134
Accrued interest payable and other liabilities	(1,016)	268
Net cash provided by (used in) operating activities	(270)	909

Cash flows from investing activities:
Securities available-for-sale
Purchases	(10,980)	(4,704)
Calls, maturities and principal payments	3,713	4,138
Loan originations, purchases and repayments, net	5,808	4,602
Proceeds from sale of other real estate	19	63
Redemption of FHLB stock	53	33
Purchase of equipment, net	(28)	(19)
Net cash provided by (used in) investing activities	(1,415)	4,113

Cash flows from financing activities:
Net change in deposits	(89)	(2,881)
Dividends paid on common stock	(223)	(201)
Net change in advance payments by borrowers for taxes and insurance	180	(161)
Net cash used in financing activities	(132)	(3,243)

Net change in cash and cash equivalents	(1,817)	1,779

Cash and cash equivalents at beginning of year	35,830	31,256

Cash and cash equivalents at end of period	$34,013	$33,035

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$281	$242
Income taxes	—	—

Supplemental noncash disclosures: Transfer from loans to real estate owned	$—	$227

CONSOLIDATED UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY
SIX MONTHS ENDED JUNE 30, 2018 AND YEAR ENDED DECEMBER 31, 2017
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Awards	Unearned ESOP Shares	Total
Balance at January 1, 2017	$22	$13,757	$19,925	$(347)	$(355)	$(968)	$32,034
Net loss	—	—	(195)	—	—	—	(195)
Cash dividends of $0.20	—	—	(406)	—	—	—	(406)
Forfeiture of 4,800 stock awards	—	(58)	—	—	58	—	—
Allocation of 4,800 stock awards	—	68	—	—	(68)	—	—
Stock awards earned	—	—	—	—	97	—	97
Stock options compensation	—	18	—	—	—	—	18
Other comprehensive income	—	—	—	61	—	—	61
Reclassification from federal tax reform	—	—	56	(56)	—	—	—
ESOP shares earned	—	17	—	—	—	38	55
Balance at December 31, 2017	$22	$13,802	$19,380	$(342)	$(268)	$(930)	$31,664

Net income	—	—	323	—	—	—	323
Stock awards earned	—	—	—	—	67	—	67
Stock options compensation	—	12	—	—	—	—	12
Cash dividends of $0.11	—	—	(223)	—	—	—	(223)
Other comprehensive income (loss)	—	—	—	(495)	—	—	(495)
Balance at June 30, 2018	$22	$13,814	$19,480	$(837)	$(201)	$(930)	$31,348

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Consolidation

AJS Bancorp, Inc. (the “Company”), is a Maryland chartered savings and loan holding company, the principal asset of which consists of its ownership of A.J. Smith Federal Savings Bank (the “Bank”). The Bank is a federally chartered savings bank with operations located in Midlothian and Orland Park, Illinois. The Bank provides single-family residential, home equity and commercial real estate loans to customers and accepts deposits from customers located in the southern suburbs of Chicago, Illinois. The consolidated financial statements included herein include the accounts of the Company and the Bank. All significant intercompany items have been eliminated.

The information contained in the accompanying consolidated financial statements is unaudited. In the opinion of management, the consolidated financial statements contain all adjustments necessary for a fair statement of the results of operations for the interim periods. All such adjustments are of a normal recurring nature. Any differences appearing between the numbers presented in the financial statements and management’s discussion and analysis are due to rounding. The results of operations for the interim periods are not necessarily indicative of the results which may be expected for the entire year or for any other period.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of income and expenses during the reported periods. Actual results could differ from those estimates.

Accounting Pronouncements Adopted

In January 2016, the FASB issued ASU 2016-01, Financial Instruments (Topic 825): Recognition and Measurement of Financial Assets and Liabilities. The main provisions of the update are to eliminate the available for sale classification of accounting for equity securities and to adjust the fair value disclosures for financial instruments carried at amortized costs such that the disclosed fair values represent an exit price as opposed to an entry price. The provisions of this update will require that equity securities be carried at fair market value on the balance sheet and any periodic changes in value will be adjustments to the income statement. A practical expedient is provided for equity securities without a readily determinable fair value, such that these securities can be carried at cost less any impairment. The provisions of this update became effective for interim and annual periods beginning after December 15, 2017. The requirements of this update did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The ASU required a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted federal corporate income tax rate as a result of the Tax Cuts and Jobs Act. The amount of the reclassification is the impact of the difference between the historical corporate income tax rate and the newly enacted twenty-one percent corporate income tax rate on items recorded to other comprehensive income. The new guidance was effective for the Company’s year ending December 31, 2018, however, the Company chose to early adopt the new standard for the year ending December 31, 2017, as allowed under the new standard. The amount of the reclassification for the Company was $56 as shown in the Consolidated Statement of Changes in Stockholder’s Equity.

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of non-financial assets, such as real estate owned. The majority of the Company’s revenues come from interest income and other sources, including loans, leases, securities and derivatives that are outside the scope of ASC 606. Services within the scope of ASC 606 include service charges on deposits, interchange income, and the sale of real estate owned. Refer to footnote 7 to the

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES (Continued)

financial statements, Revenue from Contracts with Customers, for further discussion on the Company’s accounting policies for revenue sources within the scope of ASC 606. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams. As such, no cumulative effect adjustment was recorded.

Recent Accounting Pronouncements

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. The ASU includes increased disclosures and various changes to the accounting and measurement of financial assets including the Company’s loans and available-for-sale and held-to-maturity debt securities. Each financial asset presented on the balance sheet would have a unique allowance for credit losses valuation account that is deducted from the amortized cost basis to present the net carrying value at the amount expected to be collected on the financial asset. The amendments in this ASU also eliminate the probable initial recognition threshold in current GAAP and instead, reflect an entity’s current estimate of all expected credit losses using reasonable and supportable forecasts. The new credit loss guidance will be effective for the Company for years beginning after 2020. Upon adoption, the ASU will be applied using a modified retrospective transition method to the beginning of the first reporting period in which the guidance is effective. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. Early adoption for all institutions is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is in the process of evaluating the impact adoption of this update will have on the Company’s consolidated financial statements. This process of evaluation has engaged the Company’s management in discussing loss estimation methods and the application of these methods to specific segments of the loans receivable portfolio. Given the amount of time left to adoption, the appropriateness of the loss estimation methods chosen, and the continuing development of understanding of application, additional time is needed to fully understand how this ASU will impact the Company’s financial statements.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through October 10, 2018, which is the date the financial statements were available to be issued.

NOTE 2 – SECURITIES

The fair value of securities available-for-sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	June 30, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government-sponsored entities	$3,991	$—	$(16)	$3,975
SBA floating rate	7,645	—	(30)	7,615
Corporate floating rate securities	5,000	—	(53)	4,947
Residential agency mortgage-backed	24,734	6	(994)	23,746
Commercial mortgage-backed	6,549	20	(104)	6,465
Total	$47,919	$26	$(1,197)	$46,748
	December 31, 2017
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government-sponsored entities	$1,000	$—	$(6)	$994
SBA floating rate	4,750	—	(5)	4,745
Residential agency mortgage-backed	28,317	26	(465)	27,878
Commercial mortgage-backed	6,608	3	(65)	6,579
Total	$40,675	$62	$(541)	$40,196

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 2 – SECURITIES (Continued)

The amortized cost, unrecognized gains and losses, and fair values of securities held-to-maturity were as follows:

	June 30, 2018
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
State and municipal	170	—	—	170
Total	$170	$—	$—	$170
	December 31, 2017
	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
State and municipal	220	—	—	220
Total	$220	$—	$—	$220

Expected maturities of securities at June 30, 2018 were as follows. Securities not due at a single maturity date (mortgage-backed securities) are shown separately.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	FairValue
Due within one year	$—	$—	$55	$56
Due after one year through five years	3,991	3,975	115	114
Due after five years through ten years	5,000	4,947	—	—
SBA floating rate	7,645	7,615	—	—
Residential agency mortgage-backed	24,734	23,746	—	—
Commercial mortgage-backed	6,549	6,465	—	—
Total	$47,919	$46,748	$170	$170

Securities with a carrying value of approximately $4,163 and $9,483 at June 30, 2018 and December 31, 2017, respectively were pledged to secure public deposits and for other purposes as required or permitted by law. There were no sales of securities for the three and six month periods ended June 30, 2018 and 2017.

Securities with unrealized losses not recognized in income, by length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	June 30, 2018
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government-sponsored entities	$2,979	$(11)	$996	$(5)	$3,975	$(16)
SBA floating rate	2,961	(16)	4,654	(14)	7,615	(30)
Corporate floating rate	4,947	(53)	—	—	4,947	(53)
Residential agency mortgage-backed	—	—	22,253	(994)	22,253	(994)
Commercial mortgage-backed	967	(29)	2,534	(75)	3,501	(104)
Total temporarily impaired	$11,854	$(109)	$30,437	$(1,088)	$42,291	$(1,197)

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 2 – SECURITIES (Continued)

	December 31, 2017
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government-sponsored entities	$—	$—	$994	$(6)	$994	$(6)
SBA floating rate	—	—	4,745	(5)	4,745	(5)
Residential agency mortgage-backed	2,673	(5)	20,176	(460)	22,849	(465)
Commercial mortgage-backed	990	(12)	2,600	(53)	3,590	(65)
Total temporarily impaired	$3,663	$(17)	$28,515	$(524)	$32,178	$(541)

Unrealized losses on securities have not been recognized because the issuer’s securities are of high credit quality (rated AA or higher), management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery, and the decline in fair value was largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

NOTE 3 – LOANS

Loans were as follows:

	June 30, 2018		December 31, 2017
	Amount	Percent	Amount	Percent
Mortgage:
One-to-four family	$89,190	90.2%	$94,412	90.2%
Multi-family and commercial	6,211	6.3	6,451	6.2
Home equity	3,439	3.4	3,756	3.6
Consumer	78	0.1	80	0.0
	98,918	100.0%	104,669	100.0%
Allowance for loan losses	(748)		(778)
Net deferred costs and other	154		161
Loans, net	$98,324		$104,082

The following tables present the activity in the allowance for loan losses by portfolio segment:

	For the Three Months Ended June 30, 2018
	One-to-Four Family	Multi-family and Commercial	Home Equity	Consumer	Total
Allowances for loan losses:
Beginning balance	$624	$140	$8	$1	$773
Provision for loan losses	(25)	(5)	—	—	(30)
Charge-offs	—	—	—	—	—
Recoveries	3	2	—	—	5
Total ending allowance balance	$602	$137	$8	$1	$748

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – LOANS (Continued)

	For the Six Months Ended June 30, 2018
	One-to-Four Family	Multi-family and Commercial	Home Equity	Consumer	Total
Allowances for loan losses:
Beginning balance	$640	$129	$8	$1	$778
Provision for loan losses	(45)	(5)	—	—	(50)
Charge-offs	—	(41)	—	—	(41)
Recoveries	7	54	—	—	61
Total ending allowance balance	$602	$137	$8	$1	$748
	For the Three Months Ended June 30, 2017
	One-to-Four Family	Multi-family and Commercial	Home Equity	Consumer	Total
Allowances for loan losses:
Beginning balance	$701	$118	$11	$3	$833
Provision for loan losses	—	—	—	—	—
Charge-offs	—	—	—	—	—
Recoveries	3	2	—	—	5
Total ending allowance balance	$704	$120	$11	$3	$838
	For the Six Months Ended June 30, 2017
	One-to-Four Family	Multi-family and Commercial	Home Equity	Consumer	Total
Allowances for loan losses:
Beginning balance	$718	$89	$16	$2	$825
Provision for loan losses	(20)	150	(5)	—	125
Charge-offs	—	(122)	—	—	(122)
Recoveries	6	3	—	1	10
Total ending allowance balance	$704	$120	$11	$3	$838

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method:

	June 30, 2018
	One-to-Four Family	Multi-Family and Commercial	Home Equity	Consumer	Total
Allowance for loan losses:
Loans individually evaluated for impairment	$183	$—	$—	$—	$183
Loans collectively evaluated for impairment	419	137	8	1	565
Total ending allowance balance	$602	$137	$8	$1	$748

Loans:
Loans individually evaluated for impairment	$1,462	$595	$—	$—	$2,057
Loans collectively evaluated for impairment	87,728	5,616	3,439	78	96,861
Total ending loans balance	$89,190	$6,211	$3,439	$78	$98,918

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – LOANS (Continued)

	December 31, 2017
	One-to-Four Family	Multi-Family and Commercial	Home Equity	Consumer	Total
Allowance for loan losses:
Loans individually evaluated for impairment	$189	$—	$—	$—	$189
Loans collectively evaluated for impairment	451	129	8	1	589
Total ending allowance balance	$640	$129	$8	$1	$778

Loans:
Loans individually evaluated for impairment	$1,484	$619	$—	$—	$2,103
Loans collectively evaluated for impairment	92,928	5,832	3,756	80	102,596
Total ending loans balance	$94,412	$6,451	$3,756	$80	$104,699
	As of June 30, 2018			As of December 31, 2017
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
One-to-four family	$364	$274	$—	$368	$284	$—
Multi-family and
commercial	940	595	—	949	619	—
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Subtotal	1,304	869	—	1,317	903	—

With an allowance recorded:
One-to-four family	1,236	1,188	183	1,247	1,200	189
Multi-family and commercial	—	—	—	—
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Subtotal	1,236	1,188	183	1,247	1,244	189
Total	$2,540	$2,057	$183	$2,564	$2,103	$189
	For the Three Months Ended June 30, 2018			For the Three Months Ended June 30, 2017
	Average Recorded Investment	Interest Income Recognized	Cash Basis Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Recognized
With no related allowance recorded:
One-to-four family	$277	$2	$—	$441	$4	$—
Multi-family and commercial	602	3	—	635	9	—
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Subtotal	879	5	—	1,076	13	—

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – LOANS (Continued)

	For the Three Months Ended June 30, 2018			For the Three Months Ended June 30, 2017
	Average Recorded Investment	Interest Income Recognized	Cash Basis Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Recognized
With an allowance recorded:
One-to-four family	1,191	13	—	1,215	13	—
Multi-family and commercial	—	—	—	—	—	—
Home equity	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Subtotal	1,191	13	—	1,215	13	—
Total	$2,070	$18	$—	$2,291	$26	$—
	For the Six Months Ended June 30, 2018			For the Six Months Ended June 30, 2017
	Average Recorded Investment	Interest Income Recognized	Cash Basis Recognized	Average Recorded Investment	Interest Income Recognized	Cash Basis Recognized
With no related allowance recorded:
One-to-four family	$279	$4	$—	$492	$9	$—
Multi-family and
commercial	607	7	—	638	18	—
Home equity	—	—	—	—	—	—
Subtotal	886	11	—	1,130	27	—
With an allowance recorded:
One-to-four family	1,194	25	—	1,217	25	—
Multi-family and commercial	—	—	—	—	—	—
Home equity	—	—	—	—	—	—
Subtotal	1,194	25	—	1,217	25	—
Total	$2,080	$36	$—	$2,347	$52	$—

The recorded investment in loans excludes accrued interest receivable and loan origination costs, net, due to immateriality.

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing
	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017
One-to-four family	$863	$836	$—	$—
Multi-family and commercial	429	324	—	—
Home equity	—	—	—	—
Consumer	—	—	—	—
Total	$1,292	$1,160	$—	$—

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – LOANS (Continued)

The following tables present the aging of the recorded investment in past due loans by class of loans:

	June 30, 2018
	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
One-to-four family	$280	$101	$273	$654	$88,536	$89,190
Multi-family and commercial	—	313	—	313	5,898	6,211
Home equity	—	—	—	—	3,439	3,439
Consumer	—	—	—	—	78	78
Total	$280	$414	$273	$967	$97,951	$98,918
	December 31, 2017
	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
One-to-four family	$455	$401	$499	$1,355	$93,057	$94,412
Multi-family and commercial	—	333	316	649	5,802	6,451
Home equity	—	—	—	—	3,756	3,756
Consumer	—	—	—	—	80	80
Total	$455	$734	$815	$2,004	$102,695	$104,699

Troubled Debt Restructurings

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Troubled debt restructurings by accrual status and specific reserves allocated to troubled debt restructurings were as follows:

	June 30, 2018	December 31, 2017
Accrual status	$1,351	$1,687
Non-accrual status	706	416
	2,057	2,103
Specific reserves allocated	(183)	(189)
Net	$1,874	$1,914

No additional loan commitments were outstanding to these borrowers at June 30, 2018 and December 31, 2017. Loans are returned to accrual status after a period of satisfactory payment performance under the terms of the restructuring, but no earlier than six months.

There were no loans modified as troubled debt restructurings during the three and six months ended June 30, 2018 and 2017:

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms. There were no troubled debt restructurings for which there was a payment default within twelve months following the modification during the three and six months ended June 30, 2018. There was one troubled debt restructuring in the amount of $202 for which there was a payment default during the three and six months ended June 30, 2017.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 3 – LOANS (Continued)

The terms of certain other loans were modified during the three and six months ended June 30, 2018 and 2017 that did not meet the definition of a troubled debt restructuring. These loan balances were not material in the three and six months ended June 30, 2018 and 2017.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes one-to four-family, multi-family and commercial real estate loans, home equity loans, and consumer and other. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special Mention.   Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard.   Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful.   Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be Pass rated loans. As of June 30, 2018 and December 31, 2017, the risk category of loans by class of loans was as follows:

	June 30, 2018
	Pass	Special Mention	Substandard	Doubtful	Total

One-to-four family	$88,327	$—	$863	$—	$89,190
Multi-family and commercial	5,346	—	865	—	6,211
Home equity	3,439	—	—	—	3,439
Consumer	78	—	—	—	78
Total	$97,190	$—	$1,728	$—	$98,918
	December 31, 2017
	Pass	Special Mention	Substandard	Doubtful	Total
One-to-four family	$93,403	$173	$836	$—	$94,412
Multi-family and commercial	5,234	—	1,217	—	6,451
Home equity	3,756	—	—	—	3,756
Consumer	80	—	—	—	80
Total	$102,473	$173	$2,053	$—	$104,699

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions used to estimate the fair value of the following items:

Securities: The fair values of trading securities and securities available-for-sale are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Impaired Loans: At the time a loan is considered impaired, it is valued at the lower of cost or fair value of underlying collateral. Impaired loans carried at fair value generally receive specific allocations of the allowance for loan losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUES  (Continued)

At June 30, 2018 and December 31, 2017, the Company had no liabilities measured at fair value. Assets measured at fair value on a recurring basis are summarized below:

	June 30, 2018
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale
U.S. government-sponsored entities	$3,975	$—	$3,975	$—
SBA floating rate	7,615	—	7,615	—
Residential agency mortgage-backed	23,746	—	23,746	—
Commercial mortgage-backed	6,465	—	6,465	—
Corporate floating rate notes	4,947	—	4,947	—
	December 31, 2017
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale
U.S. government-sponsored entities	$994	$—	$994	$—
SBA floating rate	4,745	—	4,745	—
Residential agency mortgage-backed	27,878	—	27,878	—
Commercial mortgage-backed	6,579	—	6,579	—

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2018 and the year ended December 31, 2017.

The following tables set forth the Company’s assets that were measured at fair value on a non-recurring basis:

	June 30, 2018
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other real estate owned:
One-to-four family	$78	$—	$—	$78
Multi-family and commercial	144	—	—	144
	December 31, 2017
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other real estate owned:
One-to-four family	$123	$—	$—	$123
Multi-family and commercial	144	—	—	144

At June 30, 2018, other real estate owned, which is carried at fair value less estimated costs to sell, had a carrying amount of $222, net of a valuation allowance of $0. At December 31, 2017, other real estate owned had a carrying amount of $267, net of a valuation allowance of $0.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUES  (Continued)

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis:

	June 30, 2018
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Other real estate owned:
One-to-four family	$78	Sales comparison approach	Adjustment for differences between the comparable sales	5.8-38.5% (15.2%)

Multi-family and commercial	144	Sales comparison approach	Adjustment for differences between the comparable sales	37.1-116.7% (55.5%)
	December 31, 2017
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Other real estate owned:
One-to-four family	$123	Sales comparison approach	Adjustment for differences between the comparable sales	7.6-35.1% (11.9%)

Multi-family and commercial	144	Sales comparison approach	Adjustment for differences between the comparable sales	37.1-116.7% (55.5%)

The carrying amount and estimated fair value of financial instruments not previously presented were as follows. The fair value estimates of loans and deposits do not represent an exit price.

	June 30, 2018
	Carrying Amount	Fair Value Measurements Using:
		Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$34,013	$34,013	$—	$—	$34,013
Securities held-to-maturity	170	—	170	—	170
Loans, net	98,324	—	—	94,767	94,767
FHLB stock	512	N/A	N/A	N/A	N/A
Accrued interest receivable	253	—	148	105	253
Financial liabilities
Non-interest-bearing deposits	$26,666	$26,666	$—	$—	$26,666
Interest-bearing deposits	130,116		129,724	—	129,724
Advances from borrowers for taxes	2,100	—	2,100	—	2,100
Accrued interest payable	2	—	2	—	2
	December 31, 2017
	Carrying Amount	Fair Value Measurements Using:
		Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$35,830	$35,830	$—	$—	$35,830
Securities held-to-maturity	220	—	220	—	220
Loans, net (less impaired loans)	104,082	—	—	103,523	103,523
FHLB stock	565	N/A	N/A	N/A	N/A
Accrued interest receivable	389	—	34	355	389
Financial liabilities
Non-interest-bearing deposits	$25,511	$25,511	$—	$—	$25,511
Interest-bearing deposits	131,360	—	131,754	—	131,754
Advances from borrowers for taxes	1,920	—	1,920	—	1,920
Accrued interest payable	2	—	2	—	2

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUES  (Continued)

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

(a)	Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1

(b)	Securities Held-to-Maturity

The carrying amounts of held to maturity securities are determined using a pricing matrix resulting in a Level 2 classification.

(c)	FHLB Stock

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

(d)	Loans

The fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. The fair value estimate of loans does not represent an exit price. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(e)	Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value and is classified as Level 2 for securities and Level 3 for loans.

(f)	Deposits

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) and are classified as Level 1. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date are classified as a Level 2. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification. The fair value estimate of deposits does not represent an exit price.

(g)	Securities Sold Under Agreements to Repurchase

The carrying amounts of securities sold under agreements to repurchase approximate fair value resulting in a Level 2 classification.

(h)	Advances From Borrowers For Taxes

The carrying values of short-term borrowings approximated fair value and are classified as Level 2.

(i)	Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value and is classified as Level 2.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 5 – EARNINGS PER SHARE

According to the provisions of FASB ASC 260, Earnings Per Share, non-vested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and are included in the computation of EPS pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. ESOP shares are considered outstanding for basic and diluted earnings per share when the shares are committed to be released. The Company’s non-vested restricted stock awards qualify as participating securities.

Net income is allocated between the common stock and participating securities pursuant to the two-class method, based on their rights to receive dividends, participate in earnings or absorb losses. Basic earnings per common share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period, excluding participating non-vested restricted shares.

The table below calculates the earnings per share for the three months and six months ended June 30, 2018 and 2017:

	Three Months June 30,		Six Months June 30,
	2018	2017	2018	2017
Basic
Net income	$168	$123	$323	$173
Distributed earnings allocated to participated securities	(1)	(2)	(2)	(2)
Undistributed earnings allocated to participated securities	—	—	(1)	—
Net earnings allocated to common shareholders	$167	$121	$320	$171
Weighted average common shares outstanding including participating securities	2,056,281	2,053,091	2,056,281	2,053,091
Less: Participating securities	(20,795)	(30,486)	(22,001)	(32,166)
Weighted-average common shares outstanding for basic	2,035,486	2,022,605	2,034,280	2,020,925
Basic earnings per common share	$0.08	$0.06	$0.16	$0.08
Diluted
Net earnings allocated to common stock	$167	$121	$320	$171

Weighted average common shares outstanding for basic	2,035,486	2,022,605	2,034,280	2,020,925
Add: dilutive effects of assumed exercise of stock options and stock awards	9,846	15,948	11,246	16,777
Weighted-average common shares outstanding for diluted	2,045,332	2,038,553	2,045,526	2,037,702
Diluted earnings per common share	$0.08	$0.06	$0.16	$0.08

At June 30, 2018 and 2017, there were 14,000 and 0 anti-dilutive stock options, respectively.

Employee stock ownership plan shares are considered outstanding for this calculation unless unearned. At June 30, 2018 and 2017, there were 92,979 and 96,769 shares unearned from the employee stock ownership plan, respectively.

NOTE 6 – EQUITY INCENTIVE PLAN

The Company’s 2014 Equity Incentive Plan provides for grants of stock options, stock awards, stock units, awards, performance stock awards, stock appreciations rights, and other equity-based awards to key employees and nonemployee directors. As of June 30, 2018, the Company has only granted stock options and stock awards. The Company recognizes stock compensation costs for services received in a share-based payment transaction over the required service period, generally defined as the vesting period.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 6 – EQUITY INCENTIVE PLAN (Continued)

For stock options, certain key employees and nonemployee directors were granted options to purchase shares of the Company’s common stock at fair value at the date of the grant (exercise price). The options become exercisable in equal installments over a five-year period from the date of grant, and they expire ten years from the date of grant. Compensation cost is determined by estimating the fair value of the option on the date of the grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the Company’s common stock. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferrable. The risk-free interest rate for the expected term of the option is based on the U.S. treasury yield curve in effect at the time of grant. During the six months ended June 30, 2018, there were no options granted, forfeited, exercised, or expired and 15,224 options vested. Total unrecognized compensation expense for stock options was $26 as of June 30, 2018. At June 30, 2018, there are 101,132 options outstanding with a weighted average exercise price of $12.39 per share. Compensation expense totaled $12 and $13 for the six months ended June 30, 2018 and 2017, respectively. Management expects outstanding options to vest over the weighted average remaining vesting period of 1.3 years.

For stock awards, the compensation cost is based on the grant date fair value of the award (as determined by quoted market prices) and is recognized over the vesting period. The Company’s stock awards vest based on a service period of five years. The unamortized cost of the 16,660 shares not yet earned (vested) is reported as a reduction of stockholders’ equity. During the six months ended June 30, 2018, there were no awards granted, 7,048 awards vested, and no awards forfeited or expired. Total unrecognized compensation expense for awards was $201 as of June 30, 2018. Compensation expense totaled $67 and $66 for the six months ended June 30, 2018 and 2017, respectively. Management expects outstanding awards to vest over the weighted average remaining vesting period of 2.3 years.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of non-financial assets, such as real estate owned. The majority of the Company’s revenues come from interest income and other sources, including loans, leases, securities and derivatives that are outside the scope of ASC 606. Services within the scope of ASC 606 include deposit service charges on deposits, interchange income, and the sale of real estate owned. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams. As such, no cumulative effect adjustment was recorded.

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. Items outside the scope of ASC 606 are noted as such.

(Dollars in thousands)	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Non-interest income:
Service fees	$59	$112
Rental income(1)	11	20
Earnings on bank-owned life insurance(1)	43	85
Other real estate owned losses	(19)	(19)
Other	21	35
Total non-interest income	$115	$233
(1)	Not within the scope of ASC 606.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

A description of the Company’s revenue streams under ASC 606 follows:

Service Charges on Deposit Accounts included in Service fees

The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM usage fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer’s request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period during which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer’s account balance.

Interchange Income included in Service fees

The Company earns interchange fees from debit cardholder transactions conducted through the interchange payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Other Real Estate Owned Gains (Losses)

The Company records a gain or loss from the sale of real estate owned when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of real estate owned to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the real estate owned asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present. There were no sales of real estate owned that were financed by the Company during the first six months ended June 30, 2018 and 2017.

Correspondent Fee Income included in Other

The Company earns correspondent loan fee income from correspondent lenders for mortgage loan referrals. Correspondent loan fee income represents a percentage of the underlying loan amount transaction is recognized concurrently with the loan closing by the correspondent lender.

NOTE 8 – REGULATORY AND CAPITAL MATTERS

AJS Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for AJS Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% in 2015 to 2.50% in 2019. The capital conservation buffer in 2017 is 1.25%. The net unrealized gain or loss on available for sale securities is not included in the computation of regulatory capital. AJS Bank believes as of June 30, 2018, the Bank meets all capital adequacy requirements to which it is subject. There are no conditions or events since that notification that AJS Bank believes have changed the institution’s category.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED INTERIM UNAUDITED FINANCIAL STATEMENTS

NOTE 8 – REGULATORY AND CAPITAL MATTERS (Continued)

to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At June 30, 2018 and December 31, 2017, the most recent regulatory notifications categorized AJS Bank as well capitalized under the regulatory framework for prompt corrective action.

The following table summarizes the Bank’s capital amounts and ratios, together with capital adequacy requirements as of June 30, 2018, and December 31, 2017:

	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized under Regulatory Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2018
Total risk-based capital to risk-weighted assets	$29,262	37.00%	$7,316	9.25%	$7,909	10.0%
Tier 1 (core) capital to risk-weighted assets	28,514	36.05	5,734	7.25	6,327	8.0
Common equity tier 1 capital to risk-weighted assets	28,514	36.05	4,548	5.75	5,141	6.5
Tier 1 (core) capital to adjusted total assets	28,514	15.14	9,887	5.25	9,417	5.0
	Actual		Required For Capital Adequacy Purposes		To Be Well Capitalized under Regulatory Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017
Total risk-based capital to risk-weighted assets	$29,103	37.72%	$7,137	9.25%	$7,715	10.0%
Tier 1 (core) capital to risk-weighted assets	28,325	36.71	5,594	7.25	6,172	8.0
Common equity tier 1 capital to risk-weighted assets	28,325	36.71	4,436	5.75	5,015	6.5
Tier 1 (core) capital to adjusted total assets	28,325	14.54	10,226	5.25	9,739	5.0

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
AJS Bancorp, Inc.
Midlothian, Illinois

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of AJS Bancorp. Inc., which comprise the consolidated statements of financial condition as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of those consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above fairly present, in all material respects, the financial position of AJS Bancorp, Inc. as of December 31. 2017 and 2016 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe LLP
Oak Brook, Illinois
March 20, 2018

AJS BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

	2017	2016
ASSETS
Cash and cash equivalents	$35,830	$31,256
Securities available-for-sale	40,196	44,286
Securities held-to-maturity (fair value: 2017 -$220; 2016 - $273)	220	273
Loans, net (allowance: 2017 - $778; 2016 - $825)	104,082	113,009
Federal Home Loan Bank stock	565	598
Premises and equipment	3,037	3,251
Bank-owned life insurance	6,252	6,078
Other real estate owned	267	103
Accrued interest receivable	389	395
Other assets	2,232	2,806

Total assets	$193,070	$202,055

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits	$156,871	$165,204
Advance payments by borrowers for taxes and insurance	1,920	2,126
Other liabilities and accrued interest payable	2,615	2,691
Total liabilities	161,406	170,021

Stockholders’ equity
Preferred stock, $0.01 par value, 50,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,149,860 and 2,149,860 shares issued and outstanding	22	22
Additional paid-in capital	13,802	13,757
Retained earnings	19,380	19,925
Accumulated other comprehensive loss	(342)	(347)
Unearned stock awards	(268)	(355)
Unearned ESOP shares	(930)	(968)
Total stockholders’ equity	31,664	32,034

Total liabilities and stockholders’ equity	$193,070	$202,055

See accompanying notes to the audited financial statements.

AJS BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2017 and 2016
(Dollars in thousands, except per share data)

	2017	2016
Interest income:
Loans	$3,946	$4,192
Securities	714	640
Interest-earning deposits	363	162
Total interest income	5,023	4,994

Interest expense:
Deposits	496	478
FHLB advances	—	26
Total interest expense	496	504

Net interest income	4,527	4,490

Provision (credit) for loan losses	170	(150)

Net interest income after provision (credit) for loan losses	4,357	4,640

Non-interest income:
Service fee income	245	264
Rental income	39	67
Earnings on bank-owned life insurance	174	182
Gain on sale of securities	24	72
Loss on sale of other real estate owned	—	(4)
Other	97	98
Total non-interest income	579	679

Non-interest expense:
Compensation and employee benefits	2,413	2,390
Occupancy	673	764
Data processing	362	358
Advertising and promotion	36	51
Professional and regulatory	291	291
Postage and supplies	62	77
Bank security	120	120
Federal deposit insurance	61	96
Other real estate owned (income) expense/impairment	43	(13)
Other	474	444
Total non-interest expense	4,535	4,578

Income (loss) before income taxes	401	741
Income tax expense	596	208

Net income (loss)	$(195)	$533

Earnings (loss) per share:
Basic and diluted	$(0.09)	$0.27

See accompanying notes to the audited financial statements.

AJS BANCORP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2017 and 2016
(Dollars in thousands, except per share data)

	2017	2016
Net income (loss)	$(195)	$533

Other comprehensive income (loss):
Unrealized gains on securities available-for-sale:
Unrealized holding gain (loss) arising during the period	115	(134)
Reclassification adjustment for gains included in net income	(24)	(72)
Income tax effect	(30)	80
Total other comprehensive income (loss)	61	(126)

Comprehensive income (loss)	$(134)	$407

See accompanying notes to the audited financial statements.

AJS BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2017 and 2016
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Awards	Unearned ESOP Shares	Total
Balance at January 1, 2016	22	14,346	20,802	(221)	(444)	(1,013)	33,492
Net income	—	—	533	—	—	—	533
Cash dividends of $0.70	—	—	(1,410)	—	—	—	(1,410)
Allocation of stock awards of 3,000 shares	—	44	—	—	(44)	—	—
Stock awards earned	—	—	—	—	133	—	133
Stock options compensation	—	26	—	—	—	—	26
Common stock repurchases of 46,580 shares	—	(679)	—	—	—	—	(679)
Other comprehensive loss	—	—	—	(126)	—	—	(126)
ESOP shares earned shares	—	20	—	—	—	45	65
Balance at December 31, 2016	$22	$13,757	$19,925	$(347)	$(355)	$(968)	$32,034

Net loss	—	—	(195)	—	—	—	(195)
Cash dividends of $0.20	—	—	(406)	—	—	—	(406)
Forfeiture of 4,800 stock awards	—	(58)	—	—	58	—	—
Allocation of 4,800 stock awards	—	68	—	—	(68)	—	—
Stock awards earned	—	—	—	—	97	—	97
Stock options compensation	—	18	—	—	—	—	18
Other comprehensive income	—	—	—	61	—	—	61
Reclassification from federal tax reform	—	—	56	(56)	—	—	—
ESOP shares earned shares	—	17	—	—	—	38	55
Balance at December 31, 2017	$22	$13,802	$19,380	$(342)	$(268)	$(930)	$31,664

See accompanying notes to the audited financial statements.

AJS BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2017 and 2016
(Dollars in thousands, except per share data)

	2017	2016
Cash flows from operating activities:
Net income (loss)	$(195)	$533
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	234	243
Provision (credit) for loan losses	170	(150)
Net amortization of securities	178	205
ESOP compensation expense	55	65
Stock award and option expense	115	159
Earnings on bank-owned life insurance	(174)	(182)
Gain on sale of securities available-for-sale	(24)	(72)
Revaluation of deferred tax assets related to tax reform	504	—
Loss on sale of other real estate owned	—	4
Changes in:
Accrued interest receivable and other assets	6	163
Accrued interest payable and other liabilities	(36)	112
Net cash provided by operating activities	833	1,080

Cash flows from investing activities:
Investment securities:
Purchases	(5,709)	(25,661)
Sales	1,996	5,347
Calls, maturities and principal payments	7,793	25,684
Loan originations and repayments, net	8,530	1,506
Redemption of FHLB stock	33	693
Proceeds from sale of other real estate owned	63	263
Purchase of equipment, net	(20)	(30)
Net cash provided by investing activities	12,686	7,802

Cash flows from financing activities:
Net change in deposits	(8,333)	(445)
Maturities of FHLB advances	—	(5,000)
Repurchase of common stock	—	(679)
Dividends paid on common stock	(406)	(1,410)
Net change in advance payments by borrowers for taxes and insurance	(206)	(14)
Net cash used in financing activities	(8,945)	(7,548)
Net change in cash and cash equivalents	4,574	1,334

Cash and cash equivalents at beginning of year	31,256	29,922

Cash and cash equivalents at end of year	$35,830	$31,256

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$495	$515
Income taxes	6	10

Supplemental noncash disclosures:
Transfers from loans to real estate owned	$227	$63
Transfers of negative advance payment by borrowers for taxes and insurance balances to loans	—	5

See accompanying notes to the audited financial statements.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: AJS Bancorp, Inc. (the “Company”), is a savings and loan holding company, the principal asset of which consists of its ownership of A.J. Smith Federal Savings Bank (the “Bank”). The Bank is a federally chartered savings bank with operations located in Midlothian and Orland Park, Illinois.

The Company provides single-family residential, home equity and commercial real estate loans to customers and accepts deposits from customers located in the southern suburbs of Chicago, Illinois. The Company’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and securities) and interest expense paid on interest-bearing liabilities (i.e. customer deposits and Federal Home Loan Bank advances). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.

The consolidated financial statements included herein include the accounts of the Company and the Bank. All significant intercompany items have been eliminated.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with original maturities of less than 90 days. Certain cash deposits at other financial institutions from time to time may be over the Federal Deposit Insurance Corporation (FDIC) limits. Net cash flows are reported for customer loan and deposit transactions, and certificates of deposit with other financial institutions.

Securities: Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are based on the amortized cost of the security sold.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment related to credit loss, which must be recognized through earnings and 2) other-than-temporary impairment related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the contractual loan term. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is greater than 90 days delinquent unless the loan is well-secured and in process of collection. Consumer loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to nonaccrual status in accordance with the Company’s policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. We estimate the allowance balance required using past loan loss experience; known and inherent losses in the nature and volume of the portfolio that are both probable and estimable; information about specific borrower situations; and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged off. Loan losses are charged against the allowance when we believe that the uncollectibility of a loan balance is confirmed.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful.

Non-performing loans and impaired loans are defined differently. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. A loan is non-performing when it is on non-accrual or greater than 90 days past due. Some loans may be included in both categories, whereas other loans may only be included in one category. Our policy requires that all non-homogeneous loans past due greater than 90 days be classified as impaired and non-performing. However, performing loans may also be classified as impaired when we do not expect to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by us in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Multi-family and commercial loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, we determine the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on actual historical loss experience determined by portfolio loan segment adjusted for current factors. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio loan segment, such as real estate trends and national and local economic conditions. As greater risk is associated with loans classified as special mention and substandard that are not impaired, the Company considers the actual historical loss experience by loan segment, the levels of loans classified as special mention and substandard, and the trends in the collateral associated with these classifications.

The following portfolio segments have been identified: One-to four-family, multi-family and commercial, home equity, consumer and other. Substantially all of the loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of businesses and consumer loans are expected to be repaid from personal cash flows. There are no significant concentrations of loans to any one industry or customer. Risk factors impacting loans in each of the portfolio segments include local & national real estate values, local and national economic factors affecting borrowers’ employment prospects and income levels, levels and movement of interest rates and general availability of credit, and overall economic sentiment.

FHLB Stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using primarily the straight-line method and is provided over the estimated useful lives of 15 to 50 years for premises and 1 to 10 years for equipment.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Bank-Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. Physical possession of residential real estate collateralizing a consumer mortgage loan occurs when legal title is obtained on completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar agreement. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. These assets are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed as incurred.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the law being enacted.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. At December 31, 2017 and December 31, 2016, there are no amounts accrued for uncertainty in income taxes.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. No expense was accrued for these items during the years ended 2017 and 2016.

Retirement Plans: Profit sharing plan expense is the amount of discretionary Company contributions. Deferred compensation is funded by officer and director contributions. Supplemental retirement plan expense allocates the benefits over years of service once eligible participants meet minimum employment requirements.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest. Shares are considered outstanding in the earnings per share calculations when earned. Participants may require the Company to purchase their ESOP shares upon termination of their employment and certain predetermined dates according to the ESOP plan document.

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Per Common Share: Basic income per common share is net income divided by the weighted average number of common shares outstanding during the period. Employee stock ownership plan shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share show the dilutive effect, if any, of additional common shares issuable from stock options and stock awards.

Liquidation Account Related to Reorganization: On September 27, 2013, the Boards of Directors of the Company, AJS Bancorp, MHC and the Bank each unanimously adopted a Plan of Conversion and Reorganization of AJS Bancorp, MHC (the “Plan”) pursuant to which AJS Bancorp, MHC undertook a “second-step” conversion and ceased to exist. AJS Bancorp, MHC reorganized from a two-tier mutual holding company structure to a fully public stock holding company structure effective October 9, 2013.

In accordance with Board of Governors of the Federal Reserve System regulations, at the time of the reorganization, the Company substantially restricted retained earnings by establishing a liquidation account. The

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion. The Bank will establish a parallel liquidation account to support the Company’s liquidation account in the event the Company does not have sufficient assets to fund its obligations under its liquidation account. The liquidation accounts will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder’s interest in the liquidation accounts. In the event of a complete liquidation of the Bank or the Company, each account holder will be entitled to receive a distribution in an amount proportionate to the adjusted qualifying account balances then held.

The Bank may not pay dividends if those dividends would reduce equity capital below the required liquidation account amount.

Stock Repurchase Programs: On March 17, 2015, the Company approved its third repurchase program for repurchase of up to 110,000 shares of its common stock. As of December 31, 2017, the Company had repurchased a cumulative 48,854 shares at an average price of $14.59 per share leaving 61,146 shares remaining under the authorization.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available-for-sale, which are also recognized as separate components of stockholders’ equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require the maintenance of certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to the stockholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through March 20, 2018, which is the date the financial statements were available to be issued.

Reclassifications: Some items in the prior year consolidated financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or stockholders’ equity.

Adoption of New Accounting Pronouncements

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. The ASU includes increased disclosures and various changes to the accounting and measurement of financial assets including the Company’s loans and available-for-sale and held-to-maturity debt securities. Each financial asset presented on the balance sheet would have a unique allowance for credit losses valuation account that is deducted from the amortized cost basis to present the net carrying value at the amount expected to be collected on the financial asset. The amendments in this ASU also eliminate the probable initial recognition threshold in current GAAP and instead, reflect an entity’s current estimate of all expected credit losses using reasonable and supportable forecasts. The new credit loss guidance will be effective for the Company’s year ending December 31, 2020. Upon adoption, the ASU will be applied using a modified retrospective transition method to the beginning of the first reporting period in which the guidance is effective. A prospective transition approach is required for debt securities for which an

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

other-than-temporary impairment had been recognized before the effective date. Early adoption for all institutions is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is in the process of evaluating the impact adoption of this update will have on the Company’s consolidated financial statements. This process of evaluation has engaged the Company’s management in discussing loss estimation methods and the application of these methods to specific segments of the loans receivable portfolio. Given the amount of time left to adoption, the appropriateness of the loss estimation methods chosen, and the continuing development of understanding of application, additional time is needed to fully understand how this ASU will impact the Company’s financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The ASU required a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the newly enacted federal corporate income tax rate as a result of the Tax Cuts and Jobs Act. The amount of the reclassification is the difference between the historical corporate income tax rate and the newly enacted twenty-one percent corporate income tax rate. The new guidance will be effective for the Company’s year ending December 31, 2018, however, the Company chose to early adopt the new standard for the year ending December 31, 2017, as allowed under the new standard. The amount of the reclassification for the Company was $56 as shown in the Consolidated Statement of Changes in Stockholder’s Equity.

NOTE 2 – SECURITIES

The fair value of securities available-for-sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	December 31, 2017
	Gross Amortized Cost	Gross Unrealized Gains	Unrealized Losses	Fair Value
U.S. government-sponsored entities	$1,000	$—	$(6)	$994
SBA floating rate	4,750	—	(5)	4,745
Residential agency mortgage-backed	28,317	26	(465)	27,878
Commercial mortgage-backed	6,608	36	(65)	6,579
Total	$40,675	$62	$(541)	$40,196
	December 31, 2016
	Gross Amortized Cost	Gross Unrealized Gains	Unrealized Losses	Fair Value
U.S. government-sponsored entities	$5,921	$—	$(18)	$5,903
Residential agency mortgage-backed	38,935	90	(642)	38,383
Total	$44,856	$90	$(660)	$44,286

The amortized cost, unrecognized gains and losses, and fair values of securities held-to-maturity were as follows:

	December 31, 2017
	Gross Amortized Cost	Gross Unrecognized Gains	Unrecognized Losses	Fair Value
Residential agency mortgage-backed	$—	$—	$—	$—
State and municipal	220	—	—	220
	$220	$—	$—	$220

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 2 – SECURITIES (Continued)

	December 31, 2016
	Gross Amortized Cost	Gross Unrecognized Gains	Unrecognized Losses	Fair Value
Residential agency mortgage-backed	$3	$—	$—	$3
State and municipal	270	—	—	270
	$273	$—	$—	$273

Expected maturities of securities at December 31, 2017 were as follows. Securities not due at a single maturity date (mortgage-backed securities) are shown separately.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due after one year through five years	$1,000	$994	$220	$220
Due after five years through ten years	—	—	—	—
Due after ten years	4,750	4,745	—	—
Residential agency mortgage-backed	28,317	27,878	—	—
Commercial mortgage-backed	6,608	6,579	—	—
	$40,675	$40,196	$220	$220

Securities with a carrying value of $9,483 and $7,012 at December 31, 2017 and December 31, 2016 were pledged to secure public deposits and for other purposes as required or permitted by law.

The proceeds from sales of securities and the associated gains are listed below:

	2017	2016
Proceeds from sale	$1,996	$5,347
Gross realized gains	24	72

Securities with unrealized losses not recognized in income, by length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	December 31, 2017
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government-sponsored entities	$—	$—	$994	$(6)	$994	$(6)
SBA floating-rate	—	—	4,745	(5)	4,745	(5)
Residential agency mortgage-backed	2,673	(5)	20,176	(460)	22,849	(465)
Commercial mortgage-backed	990	(12)	2,600	(53)	3,590	(65)
Total temporarily impaired	$3,663	$(17)	$28,515	$(524)	$32,178	$(541)
	December 31, 2016
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. government-sponsored entities	$5,903	$(18)	$—	$—	$5,903	$(18)
Residential agency mortgage-backed	13,119	(213)	19,259	(429)	32,378	(642)
Total temporarily impaired	$19,022	$(231)	$19,259	$(429)	$38,281	$(660)

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 2 – SECURITIES (Continued)

Unrealized losses on securities have not been recognized because the issuer’s securities are of high credit quality (rated AA or higher), management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery, and the decline in fair value was largely due to changes in interest rates. The fair value is expected to recover as the securities approach maturity.

NOTE 3 – LOANS

Loans were as follows at December 31:

	2017	2016
Mortgage:
One-to-four-family	$94,412	$101,449
Multi-family and commercial	6,451	7,312
Home equity	3,756	4,817
Consumer and other	80	95
	104,699	113,673
Allowance for loan losses	(778)	(825)
Net deferred costs and other	161	161
Loans, net	$104,082	$113,009

The following tables present the activity in the allowance for the loan losses by portfolio segment:

	Year ended December 31, 2017
	One-to-Four Family	Multi-Family and Commercial	Home Equity	Consumer and Other	Total
Allowances for loan losses:
Beginning balance	$718	$89	$16	$2	$825
Provision (credit) for loan losses	(73)	253	(8)	(2)	170
Charge-offs	(17)	(220)	—	—	(237)
Recoveries	12	7	—	1	20
Total ending allowance balance	$640	$129	$8	$1	$778
	Year ended December 31, 2016
	One-to-Four Family	Multi-Family and Commercial	Home Equity	Consumer and Other	Total
Allowances for loan losses:
Beginning balance	$722	$250	$16	$—	$988
Provision (credit) for loan losses	30	(180)	—	—	(150)
Charge-offs	(57)	—	—	—	(57)
Recoveries	23	19	—	2	44
Total ending allowance balance	$718	$89	$16	$2	$825

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method:

	December 31, 2017
	One-to-Four Family	Multi-Family and Commercial	Home Equity	Consumer and Other	Total
Allowance for loan losses:
Loans individually evaluated for impairment	$189	$—	$—	$—	$189
Loans collectively evaluated for impairment	451	129	8	1	589
Total ending allowance balance	$640	$129	$8	$1	$778
Loans:
Loans individually evaluated for impairment	$1,484	$619	—	$—	$2,103
Loans collectively evaluated for impairment	92,928	5,832	3,756	80	102,596
Total ending loans balance	$94,412	$6,451	$3,756	$80	$104,699
	December 31, 2016
	One-to-Four Family	Multi-Family and Commercial	Home Equity	Consumer and Other	Total
Allowance for loan losses:
Loans individually evaluated for impairment	$200	$—	$—	$—	$200
Loans collectively evaluated for impairment	518	89	16	2	625
Total ending allowance balance	$718	$89	$16	$2	$825
Loans:
Loans individually evaluated for impairment	$1,816	$645	—	$—	$2,461
Loans collectively evaluated for impairment	99,633	6,667	4,817	95	111,212
Total ending loans balance	$101,449	$7,312	$4,817	$95	$113,673
	December 31, 2017
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Recognized
With no related allowance recorded:
One-to-four family	$368	$284	$—	$364	$12	$—
Multi-family and commercial	949	619	—	628	28	—
Home equity	—	—	—	—	—	—
Subtotal	1,317	903	—	992	40	—
With an allowance recorded:
One-to-four family	1,247	1,200	189	1,209	50	—
Multi-family and commercial		—	—	—	—	—
Home equity	—	—	—	—	—	—
Subtotal	1,247	1,200	189	1,209	50	—
Total	$2,564	$2,103	$189	$2,201	$90	$—

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 3 – LOANS (Continued)

	December 31, 2016
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Recognized
With no related allowance recorded:
One-to-four family	$670	$594	$—	$529	$8	$—
Multi-family and commercial	966	645	—	660	23	—
Home equity	—	—	—	—	—	—
Subtotal	1,636	1,239	—	1,189	31	—
With an allowance recorded:
One-to-four family	1,264	1,222	200	1,231	52	—
Multi-family and commercial	—	—	—	—	—	—
Home equity	—	—	—	—	—	—
Subtotal	1,264	1,222	200	1,231	52	—
Total	$2,900	$2,461	$200	$2,420	$83	$—

The recorded investment in loans excludes accrued interest receivable and loan origination costs, net, due to immateriality.

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2017 and 2016:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing
	2017	2016	2017	2016
One-to-four family	$836	$968	$—	$—
Multi-family and commercial	324	529	—	—
Home equity	—	4	—	—
Consumer and other	—	—	—	—
Total	$1,160	$1,501	$—	$—

The following tables present the aging of the recorded investment in past due loans by class of loans:

	December 31, 2017
	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
One-to-four family	$455	$401	$499	$1,355	$93,057	$94,412
Multi-family and commercial	—	333	316	649	5,802	6,451
Home equity	—	—	—	—	3,756	3,756
Consumer and other	—	—	—	—	80	80
Total	$455	$734	$815	$2,004	$102,695	$104,699

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 3 – LOANS (Continued)

	December 31, 2016
	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Loans Not Past Due	Total
One-to-four family	$620	$81	$507	$1,208	$100,241	$101,449
Multi-family and commercial	—	184	386	570	6,742	7,312
Home equity	—	—	—	—	4,817	4,817
Consumer and other	—	—	—	—	95	95
Total	$620	$265	$893	$1,778	$111,895	$113,673

Troubled Debt Restructurings

The following table presents the recorded investment of troubled debt restructurings by accrual status and specific reserves allocated to troubled debt restructuring:

	2017	2016
Accrual status	$1,687	$2,002
Non-accrual status	416	459
	2,103	2,461
Specific reserves allocated	(189)	(200)
Net	$1,914	$2,261

No additional loan commitments were outstanding to these borrowers at December 31, 2017 and December 31, 2016. Loans are returned to accrual status after a period of satisfactory payment performance under the terms of the restructuring and reasonable future payment assurance. Satisfactory payment performance is generally no less than six consecutive months of timely payments.

The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; a permanent reduction of the recorded investment in the loan; or a capitalization of delinquent real estate taxes.

There were $220 in charge-offs during the year ending December 31, 2017 and $0 in 2016 related to troubled debt restructurings.

The following table presents loans by class modified as troubled debt restructurings that occurred during the years ended December 31 2017 and 2016:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
December 31, 2017
One-to-four family	—	$—	$—
Multi-family and commercial	—	—	—
Home equity	—	—	—
Consumer and other	—	—	—
Total	—	$—	$—

December 31, 2016
One-to-four family	1	$295	$297
Multi-family and commercial	—	—	—
Home equity	—	—	—
Consumer and other	—	—	—
Total	1	$295	$297

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 3 – LOANS (Continued)

The recorded investment increased due to real estate taxes and/or closing costs for the years ended December 31, 2016. The troubled debt restructurings described above were evaluated for impairment prior to modification, did not result in an increase in the allowance for loan losses upon modification, and resulted in no additional charge-offs for the years ended December 31, 2017 and 2016.

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms. There were no troubled debt restructurings for which there was a payment default within twelve months following the modification during the years ended December 31, 2017 and 2016.

The terms of certain other loans were modified during the twelve months ended December 31, 2017 and 2016 that did not meet the definition of a troubled debt restructuring. These loan balances were not material in the twelve months ended December 31, 2017 and 2016.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes one-to-four family, multi-family and commercial real estate loans, and home equity loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of current existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be Pass rated loans. As of December 31, 2017 and December 31, 2016, and based on the most recent analysis performed, the risk category of loans by class of loans was as follows:

	December 31, 2017
	Pass	Special Mention	Substandard	Doubtful	Total
One-to four-family	$93,403	$173	$836	$—	$94,412
Multi-family and commercial	5,234	—	1,217	—	6,451
Home equity	3,756	—	—	—	3,756
Consumer and other	80	—	—	—	80
Total	$102,473	$173	$2,053	$—	$104,699

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 3 – LOANS (Continued)

	December 31, 2016
	Pass	Special Mention	Substandard	Doubtful	Total
One-to four-family	$100,279	$177	$993	$—	$101,449
Multi-family and commercial	5,340	—	1,972	—	7,312
Home equity	4,813	—	4	—	4,817
Consumer and other	95	—	—	—	95
Total	$110,527	$177	$2,969	$—	$113,673

Certain directors and executive officers of the Company and companies with whom they are affiliated have obtained loans on various occasions. A summary of such loans made by the Company is as follows:

	2017	2016
Beginning balance	$1,016	$780
New loans	—	300
Effect of changes in related parties	—	—
Repayments	(83)	(64)
Ending balance	$933	$1,016

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment as of December 31, 2017 and 2016 were as follows:

	2017	2016
Land	$1,351	$1,351
Office buildings and improvements	5,516	5,498
Furniture, fixtures, and equipment	1,797	1,880
	8,664	8,729
Less accumulated depreciation	5,627	5,478
	$3,037	$3,251

NOTE 5 – DEPOSITS

Certificates of deposit in denominations of $250 or more, the federally insured limits, were $4,582 and $7,096 at December 31, 2017 and 2016. Deposit accounts are summarized as follows:

	2017	2016
Passbook accounts	$67,974	$72,480
NOW and checking accounts	36,206	35,688
Money market accounts	7,816	4,917
Certificates of deposit	44,875	52,119
Total deposits	$156,871	$165,204

Scheduled maturities of time certificates at December 31, 2017 are as follows:

2018	$22,191
2019	7,044
2020	9,835
2021	2,814
2022	2,859
Thereafter	132
$44,875

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 5 – DEPOSITS (Continued)

Interest expense for the year ended December 31, 2017 and 2016 on deposits is summarized as follows:

	2017	2016
NOW	$—	$—
Money market	51	14
Passbook	54	49
Certificates of deposit	391	415
	$496	$478

Non-interest-bearing deposits totaled $25,111 and $23,717 at December 31, 2017 and 2016. Deposit accounts held by directors and executive officers totaled $534 and $1,442 at December 31, 2017 and 2016.

NOTE 6 – FHLB ADVANCES

At December 31, 2017 and 2016, there were no FHLB advances outstanding. The bank has pledged $87,286 and $94,524 of first mortgage loans under a blanket lien arrangement at December 31, 2017 and 2016, respectively. Based on this available collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow an additional $68,095 at December 31, 2017.

NOTE 7 – FAIR VALUES

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions used to estimate the fair value of the following items:

Securities: The fair values of trading securities and securities available-for-sale are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).

Impaired Loans: At the time a loan is considered impaired, it is valued at the lower of cost or fair value of underlying collateral. Impaired loans carried at fair value generally receive specific allocations of the allowance for loan losses. For collateral dependent loans, fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 7 – FAIR VALUES  (Continued)

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Appraisals for both collateral dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. On an annual basis, the Company compares the actual selling price of collateral that has been sold to the most recent appraised value to determine what additional adjustment should be made to the appraisal value to arrive at fair value.

At December 31, 2017 and 2016, the Company had no liabilities measured at fair value. Assets measured at fair value on a recurring basis are summarized below:

	December 31, 2017
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale
U.S. government-sponsored entities	$994	$—	$994	$—
SBA floating rate	4,745	—	4,745	—
Residential agency mortgage-backed	27,878	—	27,878	—
Commercial mortgage-backed	6,579	—	6,579	—
	December 31, 2016
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale
U.S. government-sponsored entities	$5,903	$—	$5,903	$—
Residential agency mortgage-backed	38,383	—	38,383	—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2017 and 2016.

The following tables set forth the Company’s assets that were measured at fair value on a non-recurring basis:

	December 31, 2017
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other real estate owned:
One-to-four family	123	—	—	123
Multifamily	144	—	—	144

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 7 – FAIR VALUES  (Continued)

	December 31, 2016
	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other real estate owned:
One-to-four family	103	—	—	103

At December 31, 2017, other real estate owned, which is carried at fair value less estimated costs to sell, had a carrying amount of $267, net of a valuation allowance of $0. At December 31, 2016, other real estate owned had a carrying amount of $103, net of a valuation allowance of $0.

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis:

	December 31, 2017
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Other real estate owned:
One-to-four family	$123	Sales comparison approach	Adjustment for differences between the comparable sales	7.6 – 35.1% (11.9%)
Multifamily	$144	Sales comparison approach	Adjustment for differences between the comparable sales	37.1– 116.7% (55.5%)
	December 31, 2016
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Other real estate owned - One-to-four family	$103	Sales comparison approach	Adjustment for differences between the comparable sales	0 – 17.4% (3.6%)

The carrying amount and estimated fair value of financial instruments not previously presented were as follows.

	December 31, 2017
	Carrying Amount	Fair Value Measurements Using:
		Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$35,830	$35,830	$—	$—	$35,830
Securities held-to-maturity	220	—	220	—	220
Loans, net	104,082	—	—	103,523	103,523
FHLB of Chicago stock	565	N/A	N/A	N/A	N/A
Accrued interest receivable	389	—	34	355	389
Financial liabilities:
Non-interest-bearing deposits	$25,511	$25,511	$—	$—	$25,511
Interest-bearing deposits	131,360	—	131,754	—	131,754
Advances from borrowers for taxes	1,920	—	1,920	—	1,920
Accrued interest payable	2	—	2	—	2

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 7 – FAIR VALUES  (Continued)

	December 31, 2016
	Carrying Amount	Fair Value Measurements Using:
		Level 1	Level 2	Level 3	Total
Financial assets:
Cash and cash equivalents	$31,256	$31,256	$—	$—	$31,256
Securities held-to-maturity	273	—	273	—	273
Loans, net	113,009	—	—	112,123	112,123
FHLB of Chicago stock	598	N/A	N/A	N/A	N/A
Accrued interest receivable	395	—	23	372	395
Financial liabilities:
Non-interest-bearing deposits	$23,717	$23,717	$—	$—	$23,717
Interest-bearing deposits	141,487	—	141,374	—	141,374
Advances from borrowers for taxes	2,126	—	2,126	—	2,126
Accrued interest payable	1	—	1	—	1

The methods and assumptions, not previously presented, used to estimate fair values are described as follows:

(a)	Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1

(b)	Securities Held-to-Maturity

The carrying amounts of held to maturity securities are determined using a pricing matrix resulting in a Level 2 classification.

(c)	FHLB of Chicago Stock

It is not practical to determine the fair value of FHLB of Chicago stock due to restrictions placed on its transferability.

(d)	Loans

Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

(e)	Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value and is classified as Level 2 for securities and Level 3 for loans.

(f)	Deposits

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) and are classified as Level 1. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 7 – FAIR VALUES  (Continued)

their fair values at the reporting date are classified as a Level 2. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(g)	Advances from Borrowers for Taxes

The carrying value of the short-term borrowings approximated fair value and is classified as Level 2.

(h)	Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value and is classified as Level 2.

NOTE 8 – EARNINGS PER SHARE

According to the provisions of FASB ASC 260, Earnings Per Share, non-vested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and are included in the computation of EPS pursuant to the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. ESOP shares are considered outstanding for basic and diluted earnings per share when the shares are committed to be released. The Company’s non-vested restricted stock awards qualify as participating securities.

Net income is allocated between the common stock and participating securities pursuant to the two-class method, based on their rights to receive dividends, participate in earnings or absorb losses. Basic earnings per common share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the period, excluding participating non-vested restricted shares.

The table below calculates the earnings per share for the year ended December 31, 2017 and 2016:

	December 31,
	2017	2016
Basic:
Net income (loss)	$(195)	$533
Distributed earnings allocated to participating securities	(5)	(5)
Undistributed income allocated to participating securities	8	16
Net earnings (loss) allocated to common stockholders	(192)	544
Weighted average common shares outstanding including participating securities	2,053,101	2,058,388
Less: Participating securities	(28,071)	(38,548)
Weighted-average common shares outstanding for basic	2,025,030	2,019,840
Basic earnings (loss) per common share	$(0.09)	$0.27

Diluted:
Net earnings (loss) allocated to common stockholders	$(192)	$544
Weighted-average common shares outstanding for basic	2,025,030	2,019,840
Add dilutive effects of assumed exercise of:
Stock options	16,591	13,525
Stock awards	—	—
Weighted-average common shares outstanding for diluted	2,041,621	2,033,365
Diluted earnings (loss) per common share	$(0.09)	$0.27

At December 31, 2017 and 2016, there were no anti-dilutive stock options.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 8 – EARNINGS PER SHARE (Continued)

Employee stock ownership plan shares are considered outstanding for this calculation unless unearned. At December 31, 2017 and December 31, 2016 there were 92,979 and 96,769 shares unearned from the employee stock ownership plan, respectively.

NOTE 9 – INCOME TAXES

Income tax expense (benefit) was as follows:

	2017	2016
Current expense (benefit)	$—	$10
Deferred expense	92	198
Deferred impact due to tax reform	504	—
Total	$596	$208

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following:

	2017	2016
Income tax at federal statutory rate (34%)	$136	$252
Effect of:
Bank owned life insurance	(59)	(62)
State tax expense (benefit), net of federal tax effect	15	30
Deferred impact due to federal tax reform	504
Other, net	—	(12)
Total	$596	$208
Effective tax rate	N/M	28.1%

The net deferred tax assets included in other assets in the consolidated statements of financial condition are as follows:

	2017	2016
Deferred tax assets:
Allowance for loan losses	$222	$323
Accrued expenses	537	777
Reserve for uncollectible interest	9	18
Unrealized gain on securities available-for-sale	137	223
Net operating loss carryforwards	1,341	1,617
Other, net	—	15
	2,246	2,973
Deferred tax liabilities:
Premises and equipment	(191)	(271)
FHLB stock dividends	(30)	(43)
Deferred loan fees	(67)	(97)
Other, net	(21)	—
	(309)	(411)
Net deferred tax asset	$1,937	$2,562

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 9 – INCOME TAXES (Continued)

At December 31, 2017 and 2016, the Company had net deferred tax assets of $1,937 and $2,562, respectively. A valuation allowance is not recognized because the weight of available evidence, it is more likely-than-not that the entire deferred tax asset will be realized.

On December 22, 2017, H.R. 1, commonly known as the Tax Cuts and Job Act (the “Act”), was signed into law. Among other things, the Act reduces our corporate federal tax rate from 34% to 21% effective January 1, 2018. As a result, we were required to re-measure, through income tax expense our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settled. The revaluation of our net deferred tax asset resulted in additional federal tax expense of $504,000.

On July 1, 2017, the Illinois income tax rate increased from 7.75% to 9.50%. As a result, we were required to re-measure, through income tax expense our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settled. The revaluation of our net deferred tax asset resulted in the recording an additional state income tax benefit $107,000.

Federal income tax laws provided additional bad debt deductions through 1987 totaling $2,372. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $676 and 928 at December 31, 2017 and 2016, respectively. If the Bank were liquidated or otherwise ceased to be a bank or if tax laws were to change, this amount would be expensed. The Company files income tax returns in the U.S. federal jurisdiction and in Illinois. The Company is no longer subject to examination by the U.S. federal tax authorities and by Illinois tax authorities for years prior to 2014.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

If not utilized, the federal net operating loss carryforward of $3,616 will begin to expire in 2030, and the state net operating loss carryforward of $7,753 will begin to expire in 2021.

NOTE 10 – EQUITY INCENTIVE PLANS

The Company’s 2014 Equity Incentive Plan provides for grants of stock options, stock awards, stock units, awards, performance stock awards, stock appreciations rights, and other equity-based awards to key employees and nonemployee directors. The Equity Incentive Plan provides for grants of up to 140,667 of stock options and 56,267 of stock awards. During 2017 and 2016, the Company granted stock options and stock awards. The Company recognizes stock compensation costs for services received in a share-based payment transaction over the required service period, generally defined as the vesting period.

Stock Options

For stock options, certain key employees and nonemployee directors were granted options to purchase shares of the Company’s common stock at fair value at the date of the grant (exercise price). The options become exercisable in equal installments over a five-year period from the date of grant, and they expire ten years from the date of grant. Compensation cost is determined by estimating the fair value of the option on the date of the grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of the Company’s common stock. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferrable. The risk-free interest rate for the expected term of the option is based on the U.S. treasury yield curve in effect at the time of grant. Total unrecognized compensation expense for stock options was $38 and $67 as of December 31, 2017 and 2016, respectively. Compensation expense totaled $18 and $26 for the years ended December 31, 2017 and 2016, respectively. Management expects all options to vest over the remaining vesting period of 1.6 years.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 10 – EQUITY INCENTIVE PLANS  (Continued)

A summary of the activity in the stock option plan for 2017 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at beginning of year	111,132	$12.36
Granted	—	—
Exercised	—	—
Forfeited or expired	(10,000)	11.99
Outstanding at end of year	101,132	$12.39	6.58
Exercisable at end of year	68,072	$12.23	6.51

During the year ended December 31, 2017, 22,224 options vested. All options outstanding at December 31, 2017 are expected to vest.

The aggregate intrinsic value of options outstanding was $254 and $349 at December 31, 2017 and 2016, respectively.

Stock Awards

For stock awards, the compensation cost is based on the grant date fair value of the award (as determined by quoted market prices) and is recognized over the vesting period. The Company’s stock awards vest based on a service period of five years. The unamortized cost of shares not yet earned (vested) is reported as a reduction of stockholders’ equity. The Company awarded 4,800 shares of stock in August 2017 and 3,000 shares in January 2016. During the year ended December 31, 2017, there were 10,648 awards vested and 4,800 awards forfeited. During the year ended December 31, 2016, there were 10,048 awards vested and no awards forfeited. Total unrecognized compensation expense for awards was $268 and $355 as of December 31, 2017 and 2016, respectively. Compensation expense totaled $97 and $133 for the years ended December 31, 2017 and 2016, respectively. Management expects all awards to vest over the remaining vesting period of 1.8 years.

NOTE 11 – EMPLOYEE BENEFITS

The Company maintains a contributory profit sharing plan for its employees. To be eligible to participate, an employee must have completed one year of service, be credited with 1,000 hours of service during that period, and have attained the age of 18. Bank contributions to the plan are discretionary and determined by the Board of Directors. Profit sharing expense was $0 for the years ended December 31, 2017 and 2016 the plan was terminated on August 16, 2016 such that no new employee is permitted to join the plan, and no contributions shall be made by A.J. Smith Federal to the plan at any time thereafter, except for contributions that were required under the terms of the plan or by applicable law and that cover the benefits accrued up to and including such date of termination of the plan. Upon receipt of all required regulatory approvals, the profit sharing plan was terminated and all plan assets were distributed to plan participants in the form of cash and common stock of AJS Bancorp in the fourth quarter of 2017.

The Company offers a deferred compensation plan to its officers and directors. Participants can defer (i) twenty percent (20%) of such Participant’s Base Salary; (ii) fifty percent (50%) of such Participant’s annual Bonus; (iii) and one hundred percent (100%) of such Participant’s Director’s Fees. Deferred compensation balances earn a rate equal to two percentage points above the prime rate, as published in The Wall Street Journal. The Company’s liability for the deferred compensation plan totaled $1,459 and $1,331 at December 31, 2017 and 2016. Contributions were $42 and $74 for the years ended December 31, 2017 and 2016. Interest earned was $85 and $69 for the years ended December 31, 2017 and 2016. Payouts were $0 and $32 for the years ended December 31, 2017 and 2016. The assets of the plan are subject to claim of the general creditors of the Bank.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 11 – EMPLOYEE BENEFITS (Continued)

The Company sponsors frozen nonqualified unfunded retirement plans for certain directors, which provide annual benefit payments upon their retirement. The Company’s liability for the plans totaled $308 and $308 at December 31, 2017 and 2016. Expenses were $0 for the years ended December 31, 2017 and 2016. There were no payments from this plan in 2017 and 2016.

The Company sponsored a nonqualified unfunded retirement plan for a former chief executive officer, which provides medical insurance benefits upon his retirement. The Company’s liability for the plans totaled $0 and $346 at December 31, 2017 and 2016. Expenses were $9 and $21 for the years ended December 31, 2017 and 2016. The $355 balance of the plan was paid out at the time of the former chief executive officer’s retirement in the third quarter of 2017 and there were no benefits paid from this plan in 2016.

NOTE 12 – EMPLOYEE STOCK OWNERSHIP PLAN

During 2004, the Bank implemented an Employee Stock Ownership Plan (ESOP), which covers substantially all of its employees. In connection with the second step offering on October 9, 2013 the Company purchased 112,534 shares of common stock which were added to the 70,554 allocated converted shares from the original ESOP for a total of 183,088 shares. The 108,783 unallocated shares of common stock are eligible for allocation under the ESOP in exchange for a thirty-year note in the amount of $1.1 million. The $1.1 million for the ESOP purchase was borrowed from the Company with the ESOP shares being pledged as collateral for the loan.

The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank’s contributions to the ESOP and earnings on ESOP assets. The Company makes discretionary contributions to the ESOP, as well as paying dividends on unallocated shares to the ESOP, and the ESOP uses funds it receives to repay the loan. When loan payments are made, ESOP shares are allocated to participants based on relative compensation and expense recorded. Dividends on allocated shares increase participant accounts.

Participants receive the shares at the end of employment. A participant may require stock received to be repurchased unless the stock is traded on an established market. Contributions to the ESOP in 2017 were $61 of which $42 was from dividends on unallocated ESOP shares. Contributions to the ESOP in 2016 were $70 of which $70 was from dividends on unallocated ESOP shares. ESOP related expense totaled $55 and $65 during 2017 and 2016, respectively.

NOTE 13 – REGULATORY AND CAPITAL MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations , involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in from 0.0% in 2015 to 2.50% in 2019. The capital conservation buffer in 2017 is 1.25%. The net unrealized gain or loss on available for sale securities, is not included in the computation of regulatory capital. Management believes as of December 31, 2017, the Bank meets all capital adequacy requirements to which it is subject. There are no conditions or events since that notification that management believes have changed the institution’s category.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 13 – REGULATORY AND CAPITAL MATTERS (Continued)

to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2017 and 2016, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.

The Bank’s actual and required capital amounts and ratios are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Requirement
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2017
Total risk-based capital to risk-weighted assets	$29,103	37.72%	$7,137	9.250%	$7,715	10.0%
Tier I (core) capital to risk-weighted assets	28,325	36.71	5,594	7.250	6,172	8.0
Common equity Tier 1 capital to risk-weighted assets	28,325	36.71	4,436	5.750	5,015	6.5
Tier I (core) capital to adjusted total assets	28,325	14.54	10,226	5.250	9,739	5.0
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Requirement
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2016
Total risk-based capital to risk-weighted assets	$28,592	34.46%	$7,155	8.625%	$8,296	10.0%
Tier I (core) capital to risk-weighted assets	27,767	33.47	5,496	6.625	6,637	8.0
Common equity Tier 1 capital to risk-weighted assets	27,767	33.47	4,252	5.125	5,392	6.5
Tier I (core) capital to adjusted total assets	27,767	13.84	9,281	4.625	10,033	5.0

The Qualified Thrift Lender (QTL) test requires that at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, the Bank must operate under specific restrictions. The Dodd-Frank Act made noncompliance with the QTL test also subject to agency enforcement action for a violation of law. Management believes that this test is met.

The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. At December 31, 2017, the Bank has $218 of retained earnings available for dividends.

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 14 – COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

The contractual amount of financial instruments with off-balance sheet risk was as follows at year end:

	December 31, 2017		December 31, 2016
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$588	$217	$406	$115
Unused lines of credit and letters of credit	220	5,905	170	6,940

Commitments to make loans are generally made for periods of 120 days or less. At December 31, 2017, the fixed rate loan commitments have interest rates ranging from 3.00% to 4.75% and the commitments are to extend credit ranging from 10 to 30 years.

The Bank has previously sold fixed rate mortgages to Fannie Mae and Freddie Mac with and without recourse. Recourse obligations on sold loans are recorded at fair value.

	December 31, 2017		December 31, 2016
	Contract Amount	Carrying Value	Contract Amount	Carrying Value
Loans sold with recourse	$0	$0	$3	$3

In the normal course of business, there are various outstanding contingent liabilities, such as claims and legal actions that are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.

NOTE 15 – PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

The following are the condensed balance sheets and statements of operations and cash flows for AJS Bancorp, Inc.

Condensed Balance Sheets

	December 31,
	2017	2016
Assets
Cash and cash equivalents	$1,047	$1,542
Investment in bank subsidiary	29,285	29,041
Loan receivable from ESOP	971	994
Other	411	488
	$31,714	$32,065
Liabilities and Stockholders’ Equity
Liabilities	$50	$31
Stockholders’ equity	31,664	32,034
	$31,714	$32,065

AJS BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2017 and 2016
(Dollars in thousands, except per share data)

NOTE 15 – PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

Condensed Statements of Operations

	December 31,
	2017	2016
Income:
Dividend from bank subsidiary	$—	$1,200
Interest on deposits in financial institution	3	5
Interest on ESOP loan	37	36
	40	1,241
Other expenses:
Other operating expenses	173	157
Income (loss) before income tax benefit and equity in undistributed earnings	(133)	1,084
Income tax expense (benefit)	74	(45)
Income (loss) before equity in undistributed net income of bank subsidiary	(207)	1,129
Equity in undistributed net income (loss) from bank subsidiary	12	(596)
Net income (loss)	$(195)	$533

Condensed Statements of Cash Flows

	December 31,
	2017	2016
Operating activities:
Net income (loss)	$(195)	$533
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in undistributed net (income) loss of bank subsidiary	(12)	596
Change in other assets and liabilities	95	(76)
Net cash provided by (used in) operating activities	(112)	1,053
Investing activities:
ESOP loan repayment	23	35
Net cash provided by investing activities	23	35

Financing activities:
Repurchases of common stock	—	(679)
Dividends paid on common stock	(406)	(1,410)
Net cash (used in) financing activities	(406)	(2,089)

Net change in cash and cash equivalents	(495)	(1,001)
Cash and cash equivalents at beginning of year	1,542	2,543
Cash and cash equivalents at end of year	$1,047	$1,542

NOTE 16 – SUBSEQUENT EVENT

On February 20, 2018, the Board of Directors announced the declaration of a quarterly cash dividend on the Company’s outstanding shares of common stock of $0.05 per share. The dividend will be payable to stockholders of record as of March 6, 2018 and is expected to be paid on March 27, 2018.

Appendix A

AGREEMENT AND PLAN OF MERGER

by and among

NorthWest Indiana Bancorp

and

AJS Bancorp, Inc.

Dated as of July 30, 2018

A-i

A-ii

A-iii

A-iv

Agreement and Plan of Merger

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 30th day of July, 2018, by and between NorthWest Indiana Bancorp, an Indiana corporation (“NWIN”), and AJS Bancorp, Inc., a Maryland corporation (“AJSB”).

RECITALS

WHEREAS, NWIN is an Indiana corporation registered as a financial holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Munster, Indiana; and

WHEREAS, AJSB is a Maryland corporation registered as a savings and loan holding company with the FRB under the Home Owners’ Loan Act of 1933, as amended (the “HOLA”), with its principal office located in Midlothian, Illinois; and

WHEREAS, NWIN and AJSB seek to affiliate through a corporate reorganization whereby AJSB will merge with and into NWIN, so that NWIN is the surviving corporation in the Merger. It is intended that immediately thereafter or simultaneously therewith, A.J. Smith Federal Savings Bank, a federally chartered savings bank and wholly-owned subsidiary of AJSB (“AJS Bank”), will be merged with and into Peoples Bank SB, an Indiana state chartered savings bank and wholly-owned subsidiary of NWIN (“Peoples Bank”); and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution, and designated this Agreement a plan of merger; and

WHEREAS, the Boards of Directors of each of the parties hereto intend this Agreement to be designated a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and a plan of merger; and

WHEREAS, as an inducement for NWIN to enter into this Agreement, each of the directors and executive officers of AJSB has entered into a Voting Agreement with NWIN substantially in the form of Exhibit 5.01 hereto, dated as of the date hereof (the “Voting Agreement”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of common stock of AJSB owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreements.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of AJSB with and into NWIN, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01  The Merger.

(a)   General Description.   Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX) hereof, AJSB shall merge with and into NWIN (the “Merger”). NWIN shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”), as amended.

(b)   Name, Officers, and Directors.   The name of the Surviving Corporation shall be “NorthWest Indiana Bancorp,” and its principal office shall be located at 9204 Columbia Avenue, Munster, Indiana 46321. The officers of NWIN serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death, or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of NWIN at the Effective Time, until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

(c)   Articles of Incorporation and Bylaws.   The Articles of Incorporation and Bylaws of NWIN in existence at the Effective Time shall remain the Articles of Incorporation and Bylaws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and Bylaws shall be further amended as provided by applicable law.

(d)   Effect of the Merger.   At the Effective Time, the title to all assets, real estate, and other property owned by AJSB shall vest in the Surviving Corporation, pursuant to Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of AJSB shall become liabilities of the Surviving Corporation, pursuant to Indiana Code Section 23-1-40-6, as amended.

(e)   Integration.   At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to the terms of this Agreement and the IBCL, and this Agreement shall also constitute the “plan of merger” pursuant to Indiana Code Section 23-1-40-1. If necessary or desired, the parties agree to enter into a separate short-form plan of merger evidencing the terms required by Indiana Code Section 23-1-40-1. The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger in accordance with the terms and conditions hereof.

1.02  Reservation of Right to Revise Structure.   At NWIN’s election, the Merger may alternatively be structured so that (a) AJSB is merged with and into any other direct or indirect wholly-owned subsidiary of NWIN; or (b) any direct or indirect wholly-owned subsidiary of NWIN is merged with and into AJSB; provided that, no such change shall, (1) alter or change the amount or kind of the Merger Consideration (as defined in Section 2.01) or the treatment of the holders of common stock, par value $0.01 per share, of AJSB (the “AJSB Common Stock”) (including the holders of AJSB Restricted Stock Awards, as defined in Section 2.02(b)), or the holders of options for AJSB Common Stock, (2) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03 or adversely affect the tax treatment of AJSB’s stockholders pursuant to this Agreement, or (3) materially impede, delay or jeopardize the consummation of the transactions contemplated by this Agreement or result in any adverse change to the benefits and other arrangements provided to or on behalf of AJSB’s directors, officers and other employees. In the event of such a revision, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such revision.

1.03  Tax Free Reorganization.   NWIN and AJSB intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04  Absence of Control.   Subject to any specific provisions of this Agreement, it is the intent of the parties to this Agreement that neither NWIN nor AJSB by reason of this Agreement shall be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as defined in the introductory paragraphs to Article III and Article IV) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.05  Bank Merger.   The parties will cooperate and use reasonable best efforts to effect the merger of AJS Bank with and into Peoples Bank (the “Bank Merger”) at a time to be determined at or following the Effective Time of the Merger pursuant to a merger agreement substantially in the form of the Bank Merger Agreement attached hereto as Exhibit 1.05. At the effective time of the Bank Merger, the separate corporate existence of AJS Bank will terminate. Peoples Bank will be the surviving bank and will continue its corporate existence under applicable law. The Articles of Incorporation of Peoples Bank, as then in effect, will be the Articles of Incorporation of the surviving bank, the Bylaws of Peoples Bank, as then in effect, will be the Bylaws of the surviving bank, and the Board of Directors and officers of Peoples Bank will continue as the Board of Directors and officers of the surviving bank.

1.06  No Appraisal Rights.   Stockholders of AJSB are not entitled to any appraisal or dissenters’ rights under 3-202(c)(4) of the Maryland General Corporation Law (“MGCL”) and the Articles of Incorporation of AJSB. AJSB shall take no action which would result in the stockholders of AJSB becoming entitled to appraisal or dissenters’ rights prior to the Effective Time.

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01  Merger Consideration.   Subject to the terms and conditions of this Agreement, including Section 2.02, at the Effective Time, each share of AJSB Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by the A.J. Smith Federal Savings Bank Employee Stock Ownership Plan (the “AJS Bank ESOP”) that are remitted to AJSB prior to the Effective Time for purposes of repayment of the ESOP loan balance as contemplated by Section 5.16(c), and shares held directly or indirectly by NWIN, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any; collectively, the “Exempt AJSB Stock”) shall become and be converted into the right to receive in accordance with this Article II both: (i) 0.2030 shares of NWIN common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value (the stock consideration to be paid in the Merger is referred to herein as the “Stock Consideration”), and (ii) $7.20 in cash (the cash consideration to be paid in the Merger is referred to herein as the “Cash Consideration”) (with the Stock Consideration and the Cash Consideration collectively referred to herein as the “Merger Consideration”); provided that, the AJSB shareholders owning less than 100 shares of AJSB Common Stock as of the Effective Time will only be entitled to receive $16.00 per share in cash and will not be entitled to receive any of the Stock Consideration.

2.02  Adjustment to Merger Consideration.

(a)   If, as of the end of the month prior to the Effective Time, the AJSB Adjusted Consolidated Stockholders’ Equity (as defined below) is less than $29,450,000 (any such shortfall shall be referred to herein as the “Equity Shortfall”), first, the Cash Consideration shall be reduced in an amount equal to the Cash Adjustment Amount (defined below), then, second, if necessary, the Stock Consideration shall be reduced to the Adjusted Stock Consideration (as defined below). “AJSB Adjusted Consolidated Stockholders’ Equity” shall be the consolidated stockholders’ equity of AJSB and all of its Subsidiaries determined in accordance with GAAP consistently applied for prior periods; provided that, (A) any accruals established by AJSB or expenses incurred by AJSB pursuant to Section 5.05; and (B) any change in AJSB’s accumulated other comprehensive income, whether upward or downward, from such amount at May 31, 2018, which the parties acknowledge to be $(945,150), until the measurement date; in each case incurred or to be incurred by AJSB through the Effective Time in connection with this Agreement and the transactions contemplated hereby, will not reduce or impact the calculation of the AJSB Adjusted Consolidated Stockholders’ Equity for purposes of this Section 2.02. All such excluded amounts also shall be determined in accordance with GAAP.

(b)   For purposes of this paragraph, “Cash Adjustment Amount” means the quotient obtained by dividing (1) the Equity Shortfall by, (2) the number of issued and outstanding shares of AJSB Common Stock as of immediately prior to the Effective Time (the “Closing Shares Amount”), rounded to the nearest tenth of a cent; provided that, the Cash Adjustment Amount shall be no greater than the Cash Consideration.

(c)   For purposes of this paragraph, “Adjusted Stock Consideration” means the quotient obtained by dividing (1) the Adjusted Stock Price, by (2) the Average NWIN Closing Price.

As used in this Section 2.02(c), the following terms shall have the meanings indicated below:

(i)   “Adjusted Stock Price” means (A) the product of (1) the Stock Consideration, multiplied by (2) $43.36, minus (B) the quotient obtained by dividing (1) the Equity Shortfall remaining after the operation of Section 2.02(b) above, by (2) the Closing Shares Amount.

(ii)   “Average NWIN Closing Price” means the volume weighted average closing price of a share of NWIN common stock (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the OTC Pink Marketplace for the 20 consecutive trading days immediately preceding the Effective Time.

2.03  Treatment of AJSB Equity Awards.

(a)   Stock Options.   All outstanding options to purchase AJSB Common Stock granted under the AJS Bancorp, Inc. 2003 Stock Option Plan, as amended, or the AJS Bancorp, Inc. 2014 Equity Incentive Plan (collectively, the “AJSB Equity Plan”), whether or not vested (“AJSB Options”), shall be converted into the right to receive at the Effective Time, an amount of cash equal to $16.00 minus the per share exercise price for each share of AJSB Common Stock subject to an AJSB Option; provided that, there shall be withheld from such cash payment any taxes required to be withheld by applicable law. Such payment shall be made by AJSB immediately prior to the Effective Time. The Compensation Committee of AJSB shall take any required action under the AJSB Equity Plan regarding this treatment of the AJSB Options, and AJSB shall use its best efforts to obtain from all holders of an AJSB Option (including any AJSB Option which is underwater or out-of-the money) their agreement to the treatment of their options in the manner contemplated by this Section 2.03 on or before 30 days after the date of this Agreement (the “Conversion Deadline”) by executing and delivering to NWIN an agreement in the form of Exhibit 2.03 attached hereto (an “Option Cancellation Agreement”). AJSB shall amend the AJSB Equity Plan accordingly (or take such other action as is necessary to cause all outstanding AJSB Options to terminate as of the Effective Time) prior to the Effective Time. Each such AJSB Option shall be cancelled and cease to exist by virtue of such payment. Execution of an Option Cancellation Agreement shall not be a condition precedent to the consummation of the transactions contemplated herein.

(b)   Restricted Stock.   At the Effective Time, each award of shares of AJSB Common Stock granted under the AJSB Equity Plan, whether or not vested, that is outstanding immediately prior to the Effective Time (an “AJSB Restricted Stock Award”) shall fully vest and be cancelled and be converted into the right to receive the Merger Consideration. NWIN shall issue the consideration described in this Section 2.03(b), less applicable tax withholdings, in the same manner as the Merger Consideration is delivered to other AJSB shareholders.

2.04  Anti-Dilution Adjustments.   If NWIN changes (or establishes a record date for changing) the number of shares of NWIN common stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, or similar transaction with respect to the outstanding NWIN common stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted accordingly so that each shareholder of AJSB at the Effective Time shall receive, in the aggregate, such number of shares of NWIN common stock representing the same percentage of the outstanding shares of NWIN common stock that such shareholders would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.04 solely as a result of NWIN changing its cash dividend levels or issuing additional shares of NWIN common stock, provided it receives value for such shares or such shares are issued in connection with a NWIN employee benefit plan or similar plan.

2.05  No Fractional Shares.   Notwithstanding any other provision in this Agreement, no fractional shares of NWIN common stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, NWIN shall pay to each holder of AJSB Common Stock who otherwise would be entitled to a fractional share of NWIN common stock an amount in cash (without interest) determined by multiplying such fraction by the volume-weighted average of the daily closing sales prices of a share of NWIN’s common stock, rounded to the nearest cent, during the 15 consecutive trading days immediately preceding the second business day prior to the Closing Date.

2.06  Exchange Procedures.

(a)   NWIN shall appoint its transfer agent, Broadridge Corporate Issuer Solutions, Inc. (the “Exchange Agent”) as the exchange agent for the surrender of Old Certificates (as defined below) formerly representing AJSB Common Stock in exchange for the Merger Consideration.

(b)   At and after the Effective Time, each physical certificate or book-entry account statement evidencing outstanding shares of AJSB Common Stock (each, an “Old Certificate”) (other than the Exempt AJSB Stock) shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement. No later than one business Day prior to the Closing Date, NWIN shall provide the Exchange Agent with authorization to issue a sufficient number of shares of NWIN common stock to be used to issue the aggregate Stock Consideration to holders of AJSB Common Stock, and deposit, or cause to be deposited, with the Exchange Agent an amount of cash sufficient to pay the aggregate Cash Consideration payable to holders of AJSB Common Stock (together with cash for any fractional shares payable pursuant to Section 2.05).

(c)   As promptly as practicable after the Effective Time, but no later than five business days after the Effective Time (and provided AJSB has delivered to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations hereunder), the Exchange Agent shall mail to each holder of AJSB Common Stock a letter of transmittal providing instructions to the AJSB shareholder as to the transmittal to the Exchange Agent of the Old Certificates in exchange for the issuance of the Merger Consideration applicable thereto pursuant to the terms of this Agreement.

(d)   NWIN shall cause a book-entry account statement representing that number of whole shares of NWIN common stock that each holder of AJSB Common Stock has the right to receive pursuant to Section 2.01 as the holder’s aggregate Stock Consideration and a check in the amount of such holder’s aggregate Cash Consideration, along with any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, if any, to be delivered to such shareholder as soon as reasonably practicable after the shareholder delivers to the Exchange Agent (or NWIN, as the case may be) the Old Certificates (or bond or other indemnity satisfactory to NWIN if any of such certificates are lost, stolen, or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, in the form and substance satisfactory to NWIN, and any other documents required by this Agreement or reasonably requested by NWIN or the Exchange Agent. No interest will be paid on any Merger Consideration that any such holder is entitled to receive pursuant to this Article II.

(e)   No dividends or other distributions on NWIN common stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of AJSB Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Article II. After becoming so entitled in accordance with this Section 2.06, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, that were previously payable with respect to shares of NWIN common stock such holder had the right to receive upon surrender of the Old Certificate(s).

(f)   The stock transfer books of AJSB shall be closed immediately at the Effective Time, and from and after the Effective Time there shall be no transfers on the stock transfer records of AJSB of any shares of AJSB Common Stock. If, after the Effective Time, Old Certificates are presented to NWIN, they shall be cancelled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article II.

(g)   NWIN shall be entitled to rely upon AJSB’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations, or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, NWIN shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party selected by NWIN and thereafter be relieved from any and all liability with respect to any claims thereto.

(h)   If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by NWIN, the posting by such Person of a bond or other indemnity satisfactory to NWIN as indemnity against any claim that may be made against it with respect to such Old Certificate, NWIN will issue in exchange for such affidavit of lost, stolen, or destroyed Old Certificate, the Merger Consideration deliverable in respect thereof pursuant to, and in accordance with, the other terms and conditions of this Article II.

(i)   Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of AJSB Common Stock that are owned by NWIN (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist, and no stock of NWIN or other consideration shall be exchanged therefor.

(j)   Notwithstanding the foregoing, no party hereto, nor the Exchange Agent, shall be liable to any former holder of AJSB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

(k)   If outstanding Old Certificates are not surrendered or the payment for them is not claimed prior to the date on which the Merger Consideration payable therefor would otherwise escheat to, or become the property of, any governmental unit or agency, the unclaimed Merger Consideration shall, to the extent permitted by abandoned property and any other applicable law, become the property of NWIN (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled thereto. Any former shareholder of AJSB who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration and any unpaid dividends and distributions on NWIN’s common stock deliverable in respect of each former share of AJSB Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of AJSB Common Stock for any Merger Consideration properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar laws.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF AJSB

On or prior to the date hereof, AJSB has delivered to NWIN a schedule (the “AJSB Disclosure Schedule”) setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V. However, for purposes of the AJSB Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to other sections of this Agreement under which such item may be relevant, but only to the extent that it is reasonably clear on the face of such schedule that such item applies to such other section of this Agreement, and such item is described in sufficient detail to enable NWIN to identify the items to which it applies.

For the purpose of this Agreement, and in relation to AJSB, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value, or business of AJSB and its Subsidiaries (as defined below in this introduction to Article III) taken as a whole, or (ii) would materially impair the ability of AJSB or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided that, Material Adverse Effect on AJSB shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks, savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in United States generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable to banks, savings associations or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of NWIN or at the direction of NWIN, (d) the expenses incurred by AJSB and AJS Bank in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and the effect of compliance with this Agreement on the business, financial condition, or results of operations of AJSB and its Subsidiaries, (f) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices, or upon any military installation, equipment, or personnel of the United States, unless it uniquely affects AJSB or any of its Subsidiaries, taken as a whole, and (g) any changes in general economic or capital market conditions affecting banks, savings associations and their holding companies generally, including, without limitation, changes in interest rates.

For the purpose of this Agreement, and in relation to AJSB and its Subsidiaries, “knowledge” means those facts that are actually known by the executive officers of AJSB and AJS Bank, after due inquiry, who are listed on Section 3.0 of the AJSB Disclosure Schedule. Additionally, for the purpose of this Agreement, and in relation to AJSB, its “Subsidiaries” shall mean any entity which is required to be consolidated with AJSB for financial reporting purposes pursuant to GAAP.

Accordingly, AJSB represents and warrants to NWIN as follows, except as set forth in the AJSB Disclosure Schedule:

3.01  Organization and Authority.

(a)   AJSB is a corporation duly organized, validly existing, and in good standing under the laws of the state of Maryland and is a registered savings and loan holding company under the HOLA. AJSB has full corporate power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. AJSB has previously provided NWIN with a complete list of its Subsidiaries. Except for AJS Bank and as provided in Section 3.01(a) of the AJSB Disclosure Schedule, AJSB owns directly no voting stock or equity securities of any corporation, partnership, association, or other entity.

(b)   AJS Bank is a federally chartered savings bank existing under the laws of the United States of America. AJS Bank has full corporate power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in Section 3.01(b) of the AJSB Disclosure Schedule, no Subsidiary owns voting stock or equity securities of any corporation, partnership, association, or other entity.

3.02  Authorization.

(a)   AJSB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. This Agreement and its execution and delivery by AJSB have been duly authorized and approved by the Board of Directors of AJSB and, assuming due execution and delivery by NWIN, constitutes a valid and binding obligation of AJSB, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)   Neither the execution of this Agreement nor the consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or Bylaws of AJSB or the charter documents of any of AJSB’s Subsidiaries; (ii) conflicts with or violates any applicable local, state, federal or foreign law, statute, ordinance, rule, or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ, or decree; (iii) conflicts with, results in a breach of, or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment, or other instrument to which AJSB or any of its Subsidiaries is a party or by which AJSB or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance, or security interest, or results in the creation of any other rights or claims of any other party (other than NWIN) or any other adverse interest, upon any right, property or asset of AJSB or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment, or other instrument to which AJSB or any of its Subsidiaries is bound or with respect to which AJSB or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits except for such conflicts, breaches, defaults, notices, consent, liens, charges, claims, encumbrances, security interests, adverse interests, terminations, accelerations, amendments, modifications or refusals to perform under (iii), (iv) or (v) of this Section 3.02(b) that, either individually or in the aggregate, will not have a Material Adverse Effect on AJSB.

(c)   Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for consummation of the Merger by AJSB.

3.03  Capitalization.

(a)   As of the date of this Agreement, the authorized capital stock of AJSB consists of (i) 100.0 million shares of AJSB Common Stock, $0.01 par value per share, 2,149,860 shares of which are issued and outstanding (including 80,039 allocated shares of AJSB Common Stock and 92,979 unallocated shares of AJSB Common

Stock held by the Bank ESOP (as defined in Section 3.15(k) (as of July 30, 2018); and 16,660 shares granted pursuant to unvested AJSB Restricted Stock Awards), and (ii) 50.0 million shares of preferred stock, $0.01 par value per share, none of which are issued and outstanding. As of the date of this Agreement, and as described in Section 3.03(a) of the AJSB Disclosure Schedule, there are AJSB Options to purchase 101,132 shares of AJSB Common Stock, of which 79,096 are vested and 22,036 are unvested, and issuable as shares of AJSB Common Stock. As of the date of this Agreement, the AJSB Options have a weighted average exercise price of $12.39 per share. Such issued and outstanding shares of AJSB Common Stock and the shares underlying the AJSB Options have been duly and validly authorized by all necessary corporate action of AJSB, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any pre-emptive rights. AJSB has no capital stock authorized, issued, or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of stock or securities convertible into stock. Each share of AJSB Common Stock is entitled to one vote per share.

(b)   Except as set forth in Section 3.03(b) of the AJSB Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of AJSB are owned by AJSB, directly or indirectly, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options, and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)   Other than the AJSB Options and except as set forth in Section 3.03(c) of the AJSB Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements, or subscription rights relating to any shares of capital stock of AJSB (whether outstanding or to be issued), or any shares of capital stock of AJSB’s Subsidiaries (whether outstanding or to be issued), or any securities convertible into or representing the right to purchase or otherwise acquire any common stock, preferred stock, or debt securities of AJSB or its Subsidiaries, by which AJSB is or may become bound or may, or is required to, issue any additional securities of AJSB or any Subsidiary. Except for the withholding of shares to satisfy tax obligations in connection with the vesting of AJSB Restricted Stock or the exercise of AJSB Options, AJSB does not have any outstanding contractual or other obligation to repurchase, redeem, or otherwise acquire any of the issued and outstanding shares of AJSB Common Stock. AJSB is not a party to any voting trusts, voting arrangements, buy-sell agreements, or similar arrangements affecting the capital stock of AJSB or its Subsidiaries.

(d)   Except as set forth in Section 3.03(d) of the AJSB Disclosure Schedule, AJSB has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 10% or more of the outstanding shares of AJSB Common Stock.

3.04  Organizational Documents.   The Articles of Incorporation and Bylaws of AJSB and any similar governing documents for each of AJSB’s Subsidiaries, representing true, accurate, and complete copies of such corporate documents in effect as of the date of this Agreement, and have previously been delivered to NWIN.

3.05  Compliance with Law.

(a)   None of AJSB or any of its Subsidiaries is currently in violation of, and during the preceding five years, none has been in violation of, any applicable local, state, federal, or foreign law, statute, regulation, rule, ordinance, order, restriction, or requirement, and none is in violation of any order, injunction, judgment, writ, or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect on AJSB. AJSB and its Subsidiaries possess and hold all licenses, franchises, permits, certificates, and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on AJSB, and such licenses, franchises, permits, certificates, and authorizations are transferable (to the extent required) to NWIN at the Effective Time without any material restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

(b)   Section 3.05(b) of the AJSB Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers (vice presidents and higher) and directors of AJSB who have outstanding loans from AJSB or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(c)   Since AJSB’s incorporation in 2013, to its knowledge, AJSB has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

(d)   All of the existing offices and branches of AJS Bank have been legally authorized and established in accordance with all applicable federal, state, and local Laws, statutes, regulations, rules, ordinances, orders, restrictions, and requirements except such as would not have a Material Adverse Effect on AJSB. AJS Bank has no approved but unopened offices or branches.

3.06  Accuracy of Information Provided to NWIN.   AJSB agrees that the information concerning AJSB or any of its Subsidiaries that is provided or to be provided by AJSB to NWIN for inclusion or that is included in the Registration Statement or Proxy Statement (each as defined in Section 6.02(a)), and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the AJSB Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, AJSB shall have no responsibility for the truth or accuracy of any information with respect to NWIN or any of its Subsidiaries or any of their affiliates contained in the Registration Statement or the Proxy Statement or in any document submitted to, or other communication with, any regulatory agency or governmental entity.

3.07  Litigation and Pending Proceedings.

(a)   Except for lawsuits described in Section 3.07(a) of the AJSB Disclosure Schedule and lawsuits involving collection of delinquent accounts, there are no material claims, actions, suits, proceedings, mediations, arbitrations, or investigations pending or, to the knowledge of AJSB threatened, against AJSB or any of its Subsidiaries, in any court or before any government agency or authority, arbitration panel or otherwise which, if determined adversely to AJSB or any of its Subsidiaries, would have a Material Adverse Effect on AJSB.

(b)   Neither AJSB nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction, or decree of any court, arbitration panel, or governmental agency or authority except in the ordinary course of business regarding customer and fiduciary accounts; (ii) presently charged with or under governmental investigation with respect to any actual or alleged violations of any Law, statute, rule, regulation, or ordinance (other than immaterial violations raised as part of examinations by banking regulators in the ordinary course of operating a banking business); or (iii) the subject of any pending or, to the knowledge of AJSB, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties, or operations.

3.08  Financial Statements and Reports.

(a)   AJSB has delivered to NWIN copies of the following financial statements and reports of AJSB and its Subsidiaries, including the notes thereto (collectively, the “AJSB Financial Statements”):

(i)   consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of AJSB as of and for the fiscal years ended December 31, 2015, 2016 and 2017;

(ii)   unaudited interim consolidated financial statements of AJSB as of and for the three and six months ended June 30, 2018; and

(iii)   Call Reports for AJS Bank for the periods ending on December 31, 2015, 2016, and 2017, and June 30, 2018 (the “Call Reports”).

(b)   The AJSB financial statements described in clauses (i) and (ii) above present fairly in all material respects the consolidated financial position of AJSB as of and at the dates shown and the consolidated results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of AJSB and its Subsidiaries. The AJSB Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)   Since June 30, 2018 on a consolidated basis, AJSB and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09  Material Contracts.

(a)   As of the date of this Agreement, and except as disclosed in Section 3.09(a) of the AJSB Disclosure Schedule, neither AJSB nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under the following material contracts (collectively, the “Material Contracts”):

(i)   any contract relating to the borrowing of money in excess of $100,000 by AJSB or any of its Subsidiaries or the guarantee by AJSB or any of its Subsidiaries of any such obligation (other than FHLB advances, contracts pertaining to fully-secured repurchase agreements, bankers’ acceptances and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business);

(ii)   any contract containing covenants that limit the ability of AJSB or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, AJSB or any of its Subsidiaries may carry on its business (other than as may be required by Law (as defined in Section 3.05(a)) or any Governmental Authority (as defined in Section 5.13)), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract;

(iii)   any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization, joint venture, or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to AJSB or any of its Subsidiaries;

(iv)   any contract deemed material by AJSB or AJS Bank for the continued operations of AJSB and/or AJS Bank by NWIN or any of its Subsidiaries after the Effective Time;

(v)   any lease of real or personal property providing for total aggregate lease payments by or to AJSB or its Subsidiaries during the remaining term of the agreement in excess of $100,000 or having a remaining term in excess of two years, other than financing leases entered into in the ordinary course of business in which AJSB or any of its Subsidiaries is the lessor;

(vi)   any contract that involves total aggregate expenditures or receipts by AJSB or any of its Subsidiaries in excess of $100,000 during the remaining term of the agreement or having a remaining term in excess of two years, excluding agreements relating to loans and deposits with AJS Bank customers; or

(vii)   each material licensing agreement or other contract with respect to patents, trademarks, copyrights, or other intellectual property, including software agreements and including agreements with current or former employees, consultants, or contractors regarding the appropriation or the nondisclosure of any of its intellectual property.

(b)   With respect to each of AJSB’s Material Contracts: (i) each such Material Contract is in full force and effect (subject to subsection (iv) below); (ii) neither AJSB nor any of its Subsidiaries is in material default thereunder, as such term or concept is defined in each such Material Contract; (iii) neither AJSB nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; (iv) to AJSB’s knowledge, no other party to any such Material Contract is in default; and (v) each such Material Contract is listed in Section 3.09(a) of the AJSB Disclosure Schedule and a true and complete copy of each has been previously delivered to NWIN.

(c)   Neither AJSB nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for AJSB’s own account or for the account of one or more of its Subsidiaries or their respective customers.

3.10  Absence of Undisclosed Liabilities.   Except (i) as provided in the AJSB Financial Statements; (ii) for unfunded loan commitments and obligations on letters of credit to customers of AJSB’s Subsidiaries made in the ordinary course of business; (iii) for trade payables incurred in the ordinary course of business; (iv) for the transactions contemplated by this Agreement and (v) any other transactions which would not result in a material liability, none of AJSB or any of its Subsidiaries has any obligation, agreement, contract, commitment, liability, lease, or license made outside of the ordinary course of business except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases, or licenses would not have a Material Adverse Effect on AJSB, nor, to AJSB’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease, or license. None of AJSB or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on AJSB.

3.11  Title to Properties.

(a)   Section 3.11(a) of the AJSB Disclosure Schedule includes a list of all real property owned (including other real estate owned (“OREO”)) and leased by AJSB or any Subsidiary. AJSB or one of its Subsidiaries, as the case may be, has marketable title in fee simple to all owned real property (including, without limitation, all real property used as bank premises and all OREO); marketable title to all personal property reflected in the AJSB Financial Statements as of June 30, 2018, other than personal property disposed of in the ordinary course of business since June 30, 2018; the right to use by valid and enforceable written lease or contract all other real property which AJSB or any of its Subsidiaries uses in its respective business; marketable title to, or right to use by terms of a valid and enforceable written lease or contract, all other tangible and intangible property used in its respective business to the extent material thereto; and marketable title to all material property and assets acquired (and not disposed of) or leased since June 30, 2018. All of such owned properties and assets are owned by AJSB or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties, or encumbrances of any nature except: (i) as set forth in Section 3.11(a) of the AJSB Disclosure Schedule; (ii) as specifically noted in reasonable detail in the AJSB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens and other matters of record, imperfections of title and other limitations which are not material in amount and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or leased by AJSB or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws and there are no encroachments or other violations of law with respect to any such property. All such properties also comply in all material respects with all applicable private agreements, zoning requirements and other governmental Laws and regulations relating thereto, and there are no condemnation proceedings pending or, to the knowledge of AJSB, threatened with respect to such properties. All real property, machinery, equipment, furniture and fixtures owned or leased by AJSB or its Subsidiaries that is material to their respective businesses is in good operating condition for its intended purpose (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

(b)   After the date hereof, NWIN shall be entitled, at its own cost, to obtain new commitments for, and policies of title insurance or surveys in respect of, any real property owned or leased by AJSB or its Subsidiaries and shall promptly after receipt provide copies of such commitments and surveys to AJSB. Within 30 days after NWIN’s receipt of such surveys and title commitments, NWIN shall notify AJSB of any objections to any exceptions, conditions, or other matters contained in or set forth in any survey or title commitment other than Standard Permitted Exceptions (the “Unpermitted Exceptions”). The term “Standard Permitted Exceptions” shall include (i) liens for real estate taxes and assessments not yet delinquent; and (ii) utility, access and other easements, rights of way, restrictions, and exceptions existing on the real estate owned or leased by AJSB as shown in the title commitments or surveys, none of which impair such real property for the use and business being conducted thereon in any material respect. Within ten days after receipt of such written notice of Unpermitted Exceptions from NWIN, AJSB shall commence using its best efforts to cure any such Unpermitted Exceptions to the reasonable satisfaction of NWIN prior to the Closing. If AJSB agrees to cure the Unpermitted Exceptions but is unable to cure the Unpermitted Exceptions to the reasonable satisfaction of NWIN prior to the Closing, or does not agree to do so, NWIN may either: (i) waive the uncured Unpermitted Exceptions; or (ii) reduce the AJSB Adjusted Consolidated Stockholders’ Equity by the amount NWIN and AJSB reasonably determine will be required to remove or cure the Unpermitted Exceptions (or provide a reasonable alternative thereto).

(c)   With respect to all real property presently or formerly owned, leased, or used by AJSB or any of its Subsidiaries, AJSB, its Subsidiaries, and, to AJSB’s knowledge, each of the prior owners, have conducted their respective business in material compliance with all applicable federal, state, county, and municipal Laws, statutes, regulations, rules, ordinances, orders, directives, restrictions, and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants, or storm water or process waste water, or otherwise relating to the environment, air, water, soil, or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal, or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service, and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of AJSB, threatened claims, actions, or proceedings by any local municipality, sewage district, or other governmental entity against AJSB or any of its Subsidiaries with respect to the Environmental Laws, and, to AJSB’s knowledge, there is no reasonable basis or grounds for any such claim, action, or proceeding. No environmental clearances are required for the conduct of the business of AJSB or any of its Subsidiaries as currently conducted or the consummation of the Merger or any of the other transactions contemplated hereby. Neither AJSB nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled, or disposed of, other than in compliance with Environmental Laws and which substances, if known to be present on, at or under such property, would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. Neither AJSB nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

3.12  Loans and Investments.

(a)   Section 3.12(a) of the AJSB Disclosure Schedule contains (i) a list of each loan by AJS Bank that has been classified by regulatory examiners or management as “Special Mention Loans,” “Substandard,” “Doubtful,” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of June 30, 2018; (ii) the most recent loan watch list of AJS Bank and a list of all loans which have been determined to be 30 days or more past due with respect to principal or interest payments, have been placed on nonaccrual status, or have been designated as Troubled Debt Restructuring (“TDR”) loans; and (iii) a description of all unfunded loan commitments (and loans currently under consideration) of the types and amounts described in Section 5.03(a)(iv) of this Agreement. AJSB and AJS Bank have not sold, purchased, or entered into any loan participation arrangement which was outstanding at June 30, 2018, except where such participation is on a pro rata basis according to the respective contributions of the participants to such loan amount. Section 3.12(a) of the AJSB Disclosure Schedule also contains a true, accurate, and complete list of all loans in which AJS Bank has any participation interest or which have been made with or through another financial institution on a recourse basis against AJS Bank.

(b)   All loans reflected in the AJSB Financial Statements as of June 30, 2018 and which have been made, extended, renewed, restructured, approved, amended, or acquired since June 30, 2018: (i) have been made for good, valuable, and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid, and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other Laws of general application relative to or affecting the enforcement of creditors’ rights;

(iii) are evidenced by notes, instruments, or other evidences of indebtedness which are true, genuine, and what they purport to be in all material respects; and (iv) are secured by perfected security interests or recorded mortgages naming AJS Bank as the secured party or mortgagee (unless by written agreement to the contrary).

(c)   The allowance for loan and lease losses and the carrying value for OREO which are shown on the AJSB Financial Statements are, in the judgment of management of AJSB, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and OREO as of the respective dates.

(d)   None of the investments reflected in the AJSB Financial Statements as of and for the six months ended June 30, 2018, and none of the investments made by any Subsidiary of AJSB since June 30, 2018, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither AJSB nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “held to maturity” held by AJSB and AJS Bank, as reflected in the latest balance sheet in the AJSB Financial Statements, are carried in the aggregate at no more than cost adjusted for amortization of premiums and accretion of discounts. All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of states of the United States and their political subdivisions, and other investment securities classified as “available for sale” held by AJSB and AJS Bank, as reflected in the latest balance sheet in the AJSB Financial Statements, are carried in the aggregate at market value. Provisions for losses have been made on all such securities that have had a decline in value deemed “other than temporary” as defined in SEC Staff Accounting Bulletin No. 59.

3.13  Indebtedness.   Except (i) as set forth in Section 3.13 of the AJSB Disclosure Schedule, (ii) as set forth in the AJSB Financial Statements, and (iii) except for customer deposits and ordinary trade payables and FHLB advances, neither AJSB nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

3.14  No Shareholder Rights Plan. Except for provisions of AJSB’s articles of incorporation and bylaws, there is no Antitakeover Provision applicable to AJSB, AJS Bank, this Agreement, or any transactions contemplated hereunder, including the Merger. For purposes of this Agreement, “Antitakeover Provision” means (i) any “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions,” or similar provision of any antitakeover Laws and regulations of the State of Maryland, including the provisions of the MGCL applicable to AJSB; or (ii) any outstanding shareholder rights plan, provision of AJSB’s articles of incorporation or bylaws, or any other plan, program, or agreement involving, restricting, prohibiting, or discouraging a change in control or merger of AJSB or which reasonably could be considered an anti-takeover mechanism.

3.15  Employee Benefit Plans.   With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which AJSB is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with AJSB under Code Section 414(c), and all other entities which together with AJSB are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which AJSB or any ERISA Affiliate participates as a participating employer, or to which AJSB or any ERISA Affiliate contributes, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of AJSB or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2012 (individually, an “AJSB Plan” and collectively, the “AJSB Plans”), AJSB represents and warrants, each current or frozen AJSB Plan is set forth in Section 3.15(a) of the AJSB Disclosure Schedule, and except as set forth in Section 3.15(a) of the AJSB Disclosure Schedule:

(i)   All such AJSB Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders, and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii)   All AJSB Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied in form since their adoption and have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan either (A) has received a determination letter from the Internal Revenue Service upon which AJSB may rely regarding such plan’s tax qualified status under the Code, or (B) is a pre-approved volume submitter or prototype plan that is the subject of an opinion letter issued by the Internal Revenue Service.

(iii)   All AJSB Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have, in all material respects, been drafted and operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2005. Neither AJSB nor any ERISA Affiliate has any contractual obligation to gross up, indemnify, or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred pursuant to Section 409A of the Code.

(iv)   All AJSB Options were granted with a per share exercise price that was not less than the “fair market value” of AJSB Common Stock on the date of such grant, as determined in accordance with the terms of the applicable AJSB Plan. All AJSB Options and AJSB Restricted Stock Awards have been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation, or inquiry by any governmental agency or authority or by AJSB (directly or indirectly) with respect to AJSB’s stock option or restricted stock granting practices or other equity compensation practices.

(v)   Section 3.15(a)(v) of the AJSB Disclosure Schedule sets forth and describes the holdings of all AJSB Plans (and related trusts) that hold any stock or other securities of AJSB and all AJSB Plans that allow for the granting of any awards over or with respect to any stock or other securities of AJSB.

(vi)   Neither AJSB, an ERISA Affiliate, nor, to the knowledge of AJSB, any other fiduciary as defined in ERISA Section 3(21)(A) of an AJSB Plan has engaged in any transaction that may subject AJSB, any ERISA Affiliate, or any AJSB Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes, additional taxes, penalties or interest under Code Section 4971, 4975, 4976, 4977, 4979, 4980B, or 4980H.

(vii)   All obligations required to be performed by AJSB or any ERISA Affiliate under any provision of any AJSB Plan have been performed by it in all material respects, and AJSB has contributed and has timely paid all amounts accrued and premiums due with respect to the AJSB Plans, and neither AJSB nor any ERISA Affiliate is, in any material respect, in default under or in violation of any provision of any AJSB Plan.

(viii)   All required reports and descriptions for the AJSB Plans have, in all material respects, been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code with respect to all AJSB Plans have been proper as to form and timely given.

(ix)   No event has occurred with respect to AJSB or, to the knowledge of AJSB, with respect to any other fiduciary which would reasonably constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any AJSB Plan.

(x)   There are no examinations, audits, enforcement actions, or proceedings, or any other investigations, pending or threatened by any governmental agency involving any AJSB Plan.

(xi)   There are no actions, suits, proceedings, or claims pending (other than routine claims by individual AJSB Plan participants or beneficiaries for benefits) or threatened against AJSB or any ERISA Affiliate in connection with any AJSB Plan or the assets of any AJSB Plan.

(xii)   Except as provided in Section 3.15(a)(xii) of the AJSB Disclosure Schedule, any AJSB Plan may be amended and terminated at any time without any material liability and these rights have always been maintained by AJSB and its ERISA Affiliates.

(b)   AJSB has provided or made available to NWIN true, accurate, and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following AJSB Plans, as applicable:

(i)   All current pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share, and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all current summary plan descriptions thereof (including any modifications thereto);

(ii)   All current employment, deferred compensation (whether funded or unfunded), salary continuation, change in control, consulting, bonus, severance, and collective bargaining, agreements, arrangements, or understandings;

(iii)   All current executive and other incentive compensation plans, programs and agreements;

(iv)   All current group insurance, medical, and prescription drug arrangements, policies, or plans;

(v)   All other current incentive, welfare, or employee benefit plans, understandings, arrangements, or agreements, maintained, or sponsored, participated in, or contributed to by AJSB for its current or former directors, officers, or employees;

(vi)   All reports filed with the Internal Revenue Service or the Department within the preceding three years by AJSB or any ERISA Affiliate with respect to any AJSB Plan;

(vii)   All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs; and

(viii)   Valuations or allocation reports, and plan asset statements for any AJSB Plans as of the most recent allocation and valuation dates, or plan asset statement dates.

(c)   Except as disclosed in Section 3.15(c) of the AJSB Disclosure Schedule, no current or former director, officer, or employee of AJSB or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any AJSB Plans that are welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with AJSB or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to commence receiving, a disability benefit under a long-term or short-term disability plan that is an AJSB Plan maintained by AJSB or an ERISA Affiliate.

(d)   With respect to all AJSB Plans that are group health plans as defined in ERISA Section 607(1), sponsored or maintained by AJSB or any ERISA Affiliate, to the knowledge of AJSB, no director, officer, employee, or agent of AJSB or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on AJSB or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with by AJSB or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e)   Except as disclosed in Section 3.15(e) of the AJSB Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, change in control, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon AJSB or any ERISA Affiliate, and no such agreement, commitment, understanding, or plan is under discussion or negotiation by management with any employee or group of employees, any member of management, or any other Person.

(f)   No Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored or maintained by AJSB or any ERISA Affiliate.

(g)   Except as contemplated in this Agreement or as disclosed in Section 3.15(g) of the AJSB Disclosure Schedule, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement (either alone or in conjunction with another event or events).

(h)   In the past ten (10) years, and to the knowledge of AJSB for any period prior to the past ten (10) years, no AJSB Plan is, and neither AJSB nor any of its ERISA Affiliates has ever sponsored, maintained, participated in, contributed to, or had any obligation with respect to any plan that is subject to Code Section 412 or Title IV of ERISA, that is or has been subject to Sections 4063 or 4064 of ERISA or that is a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA. Neither AJSB nor any of its ERISA Affiliates has ever participated in or had any obligation to contribute to a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(i)   As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time, or other events combined with the transactions contemplated by this Agreement) AJSB, its ERISA Affiliates, and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G, and no payments will trigger any excise taxes or penalties under Code Section 280G or 4999. Section 3.15(i) of the AJSB Disclosure Schedule includes a schedule of the termination benefits that are or may be subject to Code Section 280G that would be payable to, or accelerated with respect to, the individual thereon under any AJSB Plan for the benefit of executive officers and other disqualified individuals as defined in Code Section 280G assuming their employment or service is terminated without cause on December 31, 2018 and the Effective Time occurs on such date, and based on the assumptions specified in Section 3.15(i) of the AJSB Disclosure Schedule.

(j)   Except as contemplated by this Agreement, neither AJSB nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement, or arrangement, or to modify or change in any material way any AJSB Plans.

(k)   With respect to the AJS Bank ESOP:

(i)   The AJSB Compensation Committee (the “ESOP Committee”) has the authority to take all actions and provide such direction as contemplated by this Agreement.

(ii)   No event of default has occurred or presently exists under the ESOP Term Loan Agreement dated October 9, 2013, by and between the Bank ESOP and AJSB (the “ESOP Loan Agreement”), the Term Note dated October 9, 2013 issued by the AJS Bank ESOP (the “Exempt Note”), or the Pledge and Security Agreement dated October 9, 2013, by and between the AJS Bank ESOP and AJSB (the “ESOP Pledge Agreement”) (the ESOP Loan Agreement, Exempt Note, and ESOP Pledge Agreement referred to collectively as the “ESOP Loan Documents”).

(iii)   The AJS Bank ESOP has the right under the ESOP Loan Agreement to prepay at any time the principal amount of the Exempt Note without penalty and subject only to payment of accrued interest through the date of prepayment, as contemplated by Section 5.16(c).

(iv)   The AJS Bank ESOP is now and has been at all times since its inception a qualified employee stock ownership plan within the meaning of Code Section 4975(e)(7).

(v)   All shares of AJSB Common Stock owned by the AJS Bank ESOP are and have at all times constituted “employer securities” as that term is defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d)(5) of ERISA.

(vi)   Except for the Indebtedness under the ESOP Loan Documents, there is no existing Indebtedness of the Bank ESOP, AJSB, or AJS Bank relating to the AJS Bank ESOP.

(vii)   The ESOP Trustee (as defined in Section 5.16(e)) has been duly and properly appointed and granted full authority to act as trustee of the AJS Bank ESOP and exercise trust powers thereunder and in accordance with the Trust Agreement between the ESOP Trustee and the AJS Bank dated December 26, 2001.

(l)   Except for the AJS Bank ESOP, neither AJSB nor AJS Bank maintains or sponsors any defined contribution tax-qualified retirement plan subject to Section 401(a) of the Code. The AJ Smith Federal Savings Bank Employees Profit Sharing Plan (the “AJS Bank 401(k) Plan”) was terminated effective as of August 16, 2016. In connection with the termination of the AJS Bank 401(k) Plan, AJSB filed an IRS Form 5310 application and, in response thereto, on May 24, 2017, AJSB received a favorable determination letter from the Internal

Revenue Service regarding the tax qualified status of the AJS Bank 401(k) Plan upon its termination. The remaining account balances in the AJS Bank 401(k) Plan either have been distributed to participants and beneficiaries or transferred to eligible tax qualified retirement plans or individual retirement accounts, as directed by the participants or beneficiaries of the AJS Bank 401(k) Plan.

3.16  Labor and Employment Matters.   AJSB is and has been in material compliance with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes. To the knowledge of AJSB, no employee with annual compensation of $50,000 or more plans to terminate his or her employment with AJSB or any Subsidiary. Within the past three years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of AJSB, threatened, any labor dispute, work stoppage, labor strike, or lockout against AJSB. No employee of AJSB or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To AJSB’s knowledge, there has not been any activity on behalf of any labor organization or employee group to organize any such employees. Except as set forth on the AJSB Disclosure Schedule 3.16, no employee or independent contractor of AJSB or any of its Subsidiaries is a party to any employment agreement, confidentiality, non-disclosure or proprietary information agreement, non-compete agreement, non-solicitation agreement or any similar agreement with AJSB or any of its Subsidiaries (the “Employee Agreements”), and neither AJSB, any Subsidiary or any employee or independent contractor is in violation of any such Employee Agreement. AJSB is in material compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988, and any other similar applicable foreign, state, or local laws relating to facility closings and layoffs.

3.17  Obligations to Employees.   All material obligations and liabilities of and all payments by AJSB or any ERISA Affiliate and all AJSB Plans, whether arising by operation of law, by contract, or by past custom, for payments to trusts or other funds, to any government agency or authority, or to any present or former director, officer, employee, or agent (or his or her heirs, legatees, or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract, or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by AJSB or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) AJSB Plans; (c) employment, salary continuation, change in control, consulting, retirement, early retirement, severance, or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.17 are correctly and accurately reflected and accounted for in the AJSB Financial Statements and the books, statements, and records of AJSB.

3.18  Taxes, Returns, and Reports.   Each of AJSB and its Subsidiaries has since January 1, 2013 (a) duly and timely filed (or extended before its due date) all material federal, state, local, and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate, and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments, and other governmental charges due or claimed to be due upon it or any of its income, properties, or assets; unless being contested in good faith and (c) not requested an extension of time for any such payments (which extension is still in force) other than as permitted under clause (a) above. AJSB has established, and shall establish in the Subsequent AJSB Financial Statements (as defined in Section 5.11), in accordance with GAAP, a reserve for taxes in the AJSB Financial Statements adequate to cover all of AJSB’s and its Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes, and withholding, and franchise fees) for the periods then ending. Neither AJSB nor any of its Subsidiaries has, nor to their knowledge will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent AJSB Financial Statements (as defined in Section 5.11) or as accrued or reserved for on the books and records of AJSB or its Subsidiaries. Neither AJSB nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth in Section 3.18 of the AJSB Disclosure Schedule, no federal, state, or local tax returns of AJSB or any of its Subsidiaries have been audited by any taxing authority during the past five years.

3.19  Deposit Insurance.   The deposits of AJS Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and AJSB or AJS Bank has paid, prepaid, or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.20  Insurance.   Section 3.20 of the AJSB Disclosure Schedule contains a true, accurate and complete list of all material policies of insurance, self-insured arrangements, and pooled or shared risk arrangements (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, bankers’ blanket bond for third-party mortgage brokers, property and casualty insurance, group health or hospitalization insurance, and insurance providing benefits for employees) owned, held, or participated in by AJSB or any of its Subsidiaries on the date hereof or with respect to which AJSB or any of its Subsidiaries pays any premiums. All of the aforementioned policies and arrangements are in full force and effect and all premiums due thereon have been paid when due.

3.21  Books and Records.   The books of account, minute books, stock record books, and other records of AJSB and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with the AJSB’s business practices and all applicable Laws, including the maintenance of an adequate system of internal controls required by such Laws. The minute books of AJSB and each of its Subsidiaries contain accurate and complete records in all material respects of all meetings held of, and corporate action taken by, its respective shareholders, boards of directors and committees of the boards of directors. At the Closing, all of those books and records will be in the possession of AJSB and its Subsidiaries.

3.22  Broker’s, Finder’s, or Other Fees.   Except for reasonable fees and expenses of AJSB’s attorneys and accountants and the contractually-agreed fees and expenses of Keefe, Bruyette & Woods, Inc. (“KBW”), AJSB’s financial advisor with respect to this Agreement under the agreement identified on Section 3.22 of the AJSB Disclosure Schedule, all of which shall be paid or accrued by AJSB at or prior to the Effective Time, no agent, broker, or other Person acting on behalf of AJSB or any of its Subsidiaries or under any authority of AJSB or any of its Subsidiaries is or shall be entitled to any commission, broker’s, or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement or the Merger or other transactions contemplated hereby.

3.23  Interim Events.   Except as otherwise permitted hereunder or disclosed in Section 3.23 of the AJSB Disclosure Schedule, since June 30, 2018, neither AJSB nor any of its Subsidiaries has:

(a)   Experienced any events, changes, developments, or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on AJSB;

(b)   Suffered any damage, destruction, or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or $250,000 in the aggregate;

(c)   Declared, distributed, or paid any dividend or other distribution to its shareholders, except for the payment of dividends as permitted by Section 5.03(a)(ii) hereof;

(d)   Repurchased, redeemed, or otherwise acquired shares of its common stock (other than the withholding of shares to satisfy tax obligations in connection with the vesting of AJSB Restricted Stock or the exercise of AJSB Options), issued any shares of its common stock or stock appreciation rights, or sold or agreed to issue or sell any shares of its common stock (excluding the exercise of any stock option), including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize, or split its stock;

(e)   Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, change in control, health, bonus, insurance, or other welfare benefit plan or agreement to employees, officers, or directors of AJSB or a Subsidiary, except in the ordinary course of business;

(f)   Increased the salary of (or granted any bonus to) any director, officer, or employee, except for normal increases (and bonuses) of not more than 3% of such individual’s compensation in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement, or understanding with any officer or employee, or installed or amended any existing employee welfare, pension, retirement, change in control, stock option, stock appreciation, stock dividend, profit sharing, or other similar plan or arrangement;

(g)   Leased, sold, or otherwise disposed of any of its assets except in the ordinary course of business, or leased, purchased, or otherwise acquired from third parties any assets except in the ordinary course of business;

(h)   Except for the Merger and other transactions contemplated by this Agreement, merged, consolidated, or sold shares of its (or any of its Subsidiaries’) common stock, agreed to merge or consolidate AJSB or any of its Subsidiaries with or into any third party, agreed to sell any shares of its (or any of its Subsidiaries’) common stock, or acquired or agreed to acquire any stock, equity interest, assets, or business of any third party;

(i)   Except for this Agreement, incurred, assumed, or guaranteed any material obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j)   Mortgaged, pledged, or subjected to a lien, security interest, option, or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by AJS Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k)   Canceled, released, or compromised any loan, debt, obligation, claim, or receivable other than in the ordinary course of business;

(l)   Except for this Agreement, entered into any transaction, contract, or commitment other than in the ordinary course of business;

(m)   Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business;

(n)   Amended their articles of incorporation, charter, or bylaws or adopted any resolutions by their board of directors or shareholders with respect to the same; or

(o)   Conducted its respective business in any manner other than substantially as it was being conducted prior to June 30, 2018.

3.24  Insider Transactions.   Except as set forth in Section 3.24 of the AJSB Disclosure Schedule, during the preceding three years, no officer or director of AJSB or any of its Subsidiaries, or any member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such officer or director, has currently, or has had during such time period, any direct or indirect interest in any property, assets, business, or right which is owned, leased, held, or used by AJSB or any Subsidiary or in any liability, obligation, or indebtedness of AJSB or any Subsidiary, except for deposits of AJS Bank, securities issued by AJSB, and interests in compensatory arrangements.

3.25  Indemnification Agreements.

(a)   Neither AJSB nor any of its Subsidiaries is a party to any indemnification, indemnity, or reimbursement agreement, contract, commitment, or understanding to indemnify any present or former director, officer, employee, shareholder, or agent against liability, or hold the same harmless from liability, other than as expressly provided in the Articles of Incorporation or Bylaws of AJSB or the charter documents of a Subsidiary.

(b)   During the preceding five years, no claims have been made against or filed with AJSB or any of its Subsidiaries nor have any claims been, to the knowledge of AJSB, threatened against AJSB or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee, or agent of AJSB or any of its Subsidiaries.

3.26  Shareholder Approval.   The affirmative vote of the holders of a majority of the shares of the AJSB Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.

3.27  Intellectual Property.

(a)   AJSB and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as defined in Section 3.27(g)) that is used by AJSB or its Subsidiaries in their respective businesses as currently conducted. Neither AJSB nor any of its Subsidiaries has (i) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party, or (ii) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b)   AJSB and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party during the preceding five years. There is no claim asserted or, to the knowledge of AJSB, threatened against AJSB and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use, or licensed right to use any Intellectual Property.

(c)   To AJSB’s knowledge, no third party has infringed, misappropriated, or otherwise violated AJSB or its Subsidiaries’ Intellectual Property rights during the preceding five years. There are no claims asserted or threatened by AJSB or its Subsidiaries, nor has AJSB or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes, or otherwise harms any of their Intellectual Property rights.

(d)   To the extent AJSB has designated any of its information, materials, or processes a trade secret, AJSB and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets that are owned, used, or held by them.

(e)   None of the AJSB Software (as defined in Section 3.27(g) below): (i) contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Software or any system containing or used in conjunction with such Software (collectively, “Defective Code”) that has not been patched and fixed by the Software provider and installed and applied by AJSB and its Subsidiaries; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Software or system or, in the case of (i) and (ii), would not have a Material Adverse Effect on AJSB.

(f)   No AJSB Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding, in any manner, the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of any user or damaging or destroying any data file without the user’s consent (collectively, “Malicious Code”), which in the case of (i) and (ii) has not been patched or fixed by the AJSB Software provider and installed and applied by AJSB and its Subsidiaries or would not have a Material Adverse Effect on AJSB.

(g)   For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, AJSB Software, and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights. For purposes of this Agreement, “AJSB Software” means all computer software owned by or used in the business of AJSB or any of its Subsidiaries, including source code, executable code, firmware, systems, tools (including business development tools and design tools), assemblers, applets, compilers, user interfaces, binaries, data, databases, and other collections of data in any form or format, however fixed, and all documentation relating thereto.

3.28  Information Technology.   The computers, AJSB Software, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment, and all other information technology equipment owned, used, or held for use by AJSB or any of its Subsidiaries (collectively, the “AJSB IT Assets”) (i) operate and perform, in all material respects, in accordance with their documentation and functional specifications and otherwise as required for the conduct of AJSB’s and its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three years; and (ii) do not contain any Defective Code, Malicious Code, or open source code, other than any such Defective Code, Malicious Code, or open source code which does not have a Material Adverse Effect on AJSB. AJSB and its Subsidiaries take reasonable actions, consistent with current banking industry standards, to protect the confidentiality, integrity, and security of the AJSB IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, including but not limited to: (A) the use of encryption technology; and (B) the implementation of a security plan which (x) identifies within a reasonably prompt period of time any and all external risks to the security of AJSB’s and/or its Subsidiaries’ confidential information or that of third parties or customers, and (y) implements, monitors, and improves adequate and effective safeguards to control those risks. AJSB and its Subsidiaries have achieved a “baseline” maturity level in all domains according to the Federal Financial Institutions Examination Council Cybersecurity Assessment Tool. AJSB has implemented reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or threatened in writing against AJSB or any of its Subsidiaries alleging a violation of any Person’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information other than violations that, individually or in the aggregate, would not have a Material Adverse Effect on AJSB.

3.29  Community Reinvestment Act.   AJS Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.30  Bank Secrecy and Anti-Money Laundering Compliance.   Since January 1, 2015, neither AJSB nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any legal requirement concerning bank secrecy or anti-money laundering, including the Currency and Foreign Transactions Reporting Act, the Money Laundering Control Act of 1986, Annunzio-Wylie Anti-Money Laundering Act, the Money Laundering Suppression Act of 1994, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the USA PATRIOT Act) (each such legal requirement and the rules promulgated thereunder, a “BSA/AML Law”). AJSB and its Subsidiaries have not been cited, fined, or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of AJSB and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against AJSB or its Subsidiaries under any BSA/AML Law that, if determined adversely to AJSB or its Subsidiaries, could reasonably be expected to adversely affect AJSB or its Subsidiaries.

3.31  Agreements with Regulatory Agencies.   Except as set forth in Section 3.31 of the AJSB Disclosure Schedule, neither AJSB nor any of its Subsidiaries is subject to any cease-and-desist, consent order, or other order or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, during the preceding five years, a recipient of any supervisory letter from, or, during the preceding five years, has adopted any policies, procedures, or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (a “AJSB Regulatory Agreement”), nor has AJSB or any of its Subsidiaries been advised, during the preceding five years, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such AJSB Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of AJSB or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to AJSB or any of its Subsidiaries.

3.32  Approval Delays.   To AJSB’s knowledge, as of the date hereof, there is no reason why the granting of any of the Regulatory Approvals (as defined in Section 7.01(e)) would be denied or unduly delayed.

3.33  Internal Controls.   AJSB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three years, (i) through the date hereof, neither AJSB nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of AJSB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that AJSB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing AJSB or any of its Subsidiaries, whether or not employed by AJSB or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by AJSB or any of its officers, directors, employees, or agents to the Board of Directors of AJSB or any committee thereof or to any director or officer of AJSB.

3.34  Fiduciary Accounts.   AJSB and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including, without limitation, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator, or investment adviser, in accordance with the terms of the governing documents and applicable Laws and regulations. Neither AJSB nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, has committed any breach of trust, to AJSB’s knowledge, with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.35  Fairness Opinion.   The board of directors of AJSB has received an opinion from KBW, which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date, to the effect that, as of the date of such opinion and subject to the factors, assumptions, limitations and qualifications set forth therein, the Merger Consideration to be received by the common stockholders of AJSB pursuant to this Agreement is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.36  Antitakeover Provisions Inapplicable.   The transactions contemplated by this Agreement are not subject to the requirements of any Antitakeover Provisions.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF NWIN

On or prior to the date hereof, NWIN has delivered to AJSB a schedule (the “NWIN Disclosure Schedule”) setting forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V or Article VI. However, for purposes of the NWIN Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to other sections of this Agreement under which such item may be relevant, but only to the extent that it is reasonably clear on the face of such schedule that such item applies to such other section of this Agreement, and such item is described in sufficient detail to enable AJSB to identify the items to which it applies.

For the purpose of this Agreement, and in relation to NWIN and its Subsidiaries (as defined in this introduction to Article IV), a “Material Adverse Effect on NWIN” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value, or business of NWIN and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of NWIN or any of its Subsidiaries to perform its obligations under this Agreement or any related agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided that, Material Adverse Effect on NWIN shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks, savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and the effect of compliance with this Agreement on the business, financial condition, or results of operations of NWIN and its Subsidiaries, (d) the expenses incurred by NWIN and Peoples Bank in negotiating, documenting, effecting, and consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack within the United

States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment, or personnel of the United States, unless it uniquely affects NWIN or any of its Subsidiaries, taken as a whole, and (f) any changes in general economic or capital market conditions affecting banks, savings associations and their holding companies generally, including, without limitation, changes in interest rates; provided further that, in no event shall a change in the trading price of the shares of NWIN common stock, by itself, be considered to constitute a Material Adverse Effect on NWIN and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying or caused by such decline has resulted in a Material Adverse Effect).

For the purpose of this Agreement, and in relation to NWIN and its Subsidiaries, “knowledge” means those facts that are actually known by the executive officers of NWIN and Peoples Bank, after due inquiry who are listed on Section 4.0 of the NWIN Disclosure Schedule. Additionally, for the purpose of this Agreement, and in relation to NWIN, its “Subsidiaries” shall mean any entity which is required to be consolidated with NWIN for financial reporting purposes pursuant to GAAP.

Accordingly, NWIN represents and warrants to AJSB as follows, except as set forth in the NWIN Disclosure Schedule:

4.01  Organization and Authority.

(a)   NWIN is a corporation duly organized and validly existing under the laws of the State of Indiana and is a registered bank holding company under the BHC Act. NWIN has full corporate power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

(b)   Peoples Bank is an Indiana state-chartered bank existing under the laws of the State of Indiana. Peoples Bank has full corporate power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

(c)   Each of NWIN’s Subsidiaries other than Peoples Bank is duly organized and validly existing and in good standing under the laws of its jurisdiction of organization, and has full corporate power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

(d)   The Articles of Incorporation and Bylaws of NWIN and Peoples Bank, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been previously delivered to AJSB.

4.02  Authorization.

(a)   NWIN has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(d), (e), (f), and (j) hereof. This Agreement and its execution and delivery by NWIN have been duly authorized and approved by the Board of Directors of NWIN and, assuming due execution and delivery by AJSB, constitutes a valid and binding obligation of NWIN, subject to the terms and conditions hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt, or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)   Neither the execution of this Agreement nor the consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of NWIN or the charter documents of any of NWIN’s Subsidiaries; (ii) conflicts with or violates any local, state, federal, or foreign Law, statute, ordinance, rule, or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ, or decree; (iii) conflicts with, results in a breach of, or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment, or other instrument to which NWIN or any of its Subsidiaries is a party or by which NWIN or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance, or security interest, or results in the creation of any other rights or claims of any other party (other than AJSB) or any other adverse interest, upon any right, property, or asset of NWIN or any of its Subsidiaries; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify, or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment, or other instrument to which NWIN or any of its Subsidiaries is bound or with respect to which NWIN or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)   Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by, or consent, authorization, or approval of any governmental agency or body is necessary for consummation of the Merger by NWIN.

4.03  Capitalization.

(a)   As of the date of this Agreement, the authorized capital stock of NWIN consists of (i) 20,000,000 shares of common stock, without par value, 2,867,911 shares of which are issued and outstanding (and which includes shares of restricted stock), and (ii) 10,000,000 shares of preferred stock, without par value, none of which are issued and outstanding. Such issued and outstanding shares have been duly and validly authorized by all necessary corporate action of NWIN, are validly issued, fully paid, and nonassessable, and have not been issued in violation of any pre-emptive rights. Each share of NWIN common stock is entitled to one vote per share.

(b)   Except as set forth in Section 4.03(b) of the NWIN Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of NWIN are owned by NWIN, directly or indirectly, free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options, and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

4.04  Compliance with Law.

(a)   None of NWIN or any of its Subsidiaries is currently in violation of, and during the preceding five years, none has been in violation of any Law, except where such violation would not have a Material Adverse Effect on NWIN. NWIN and its Subsidiaries possess and hold all licenses, franchises, permits, certificates, and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on NWIN.

(b)   NWIN is not subject to any understandings or commitments with, and there are no orders or directives of, any government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets, or capital of NWIN or its Subsidiaries. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of NWIN or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to NWIN or any of its Subsidiaries.

(c)   Since the enactment of the Sarbanes-Oxley Act, NWIN, to its knowledge, has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. NWIN maintains a system of disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the 1934 Act that are designed to provide reasonable assurance that information required to be disclosed by NWIN in reports that NWIN is required to file under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to NWIN’s management to allow timely decisions regarding required disclosures. As of June 30, 2018, to the knowledge of NWIN, such controls and procedures were effective, in all material respects, to provide such reasonable assurance.

(d)   All of the existing offices and branches of Peoples Bank have been legally authorized and established in accordance with all applicable federal, state, and local Laws, statutes, regulations, rules, ordinances, orders, restrictions, and requirements, except such as would not have a Material Adverse Effect on NWIN.

4.05  Absence of Undisclosed Liabilities.   Except (i) as provided in the NWIN financial statements included in its SEC Reports (as defined in Section 4.17), (ii) for unfunded loan commitments and obligations on letters of credit to customers of NWIN’s Subsidiaries made in the ordinary course of business, (iii) for trade payables incurred in the ordinary course of business, (iv) for the transactions contemplated by this Agreement, and (v) any other transactions which would not result in a material liability, none of NWIN or any of its

Subsidiaries has any obligation, agreement, contract, commitment, liability, lease, or license made outside the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases, or licenses would not have a Material Adverse Effect on NWIN, nor, to NWIN’s knowledge, does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease, or license. None of NWIN or any of its Subsidiaries is delinquent in the payment of any material amount due pursuant to any trade payable, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on NWIN.

4.06  Accuracy of Information Provided to AJSB.   NWIN agrees that the information concerning NWIN or any of its Subsidiaries that is provided or to be provided by NWIN to AJSB for inclusion or that is included in the Registration Statement or Proxy Statement and any other documents to be filed with any regulatory authority or governmental entity in connection with the Merger and the other transactions contemplated by this Agreement, will: (a) at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, not be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the AJSB Shareholders’ Meeting, not be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the meeting in connection with which the Proxy Statement shall be mailed. Notwithstanding the foregoing, NWIN shall have no responsibility for the truth or accuracy of any information with respect to AJSB or any of its Subsidiaries or any of their affiliates provided by AJSB or any of its Subsidiaries for inclusion contained in the Registration Statement or the Proxy Statement or any document submitted to, or other communication with, any regulatory agency or governmental entity.

4.07  Financial Statements and Reports.

(a)   The following financial statements and reports of NWIN and its Subsidiaries, including the notes thereto (collectively, the “NWIN Financial Statements”) are publicly available:

(i)   consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity of NWIN as of and for the fiscal years ended December 31, 2017, 2016, and 2015;

(ii)   interim unaudited consolidated balance sheet and income statement as of and for the three and six months ended June 30, 2018; and

(iii)   Call Reports for Peoples Bank as of the close of business on December 31, 2017, 2016, and 2015, and as of and for the three months ended June 30, 2018.

(b)   The NWIN Financial Statements described in clauses (i) and (ii) above present fairly, in all material respects, the consolidated financial position of NWIN as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of NWIN and its Subsidiaries. The NWIN Financial Statements described in clause (i) above are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)   Since June 30, 2018, on a consolidated basis, NWIN and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

(d)   NWIN’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange, other than the OTC Pink Marketplace and the OTC Bulletin Board. NWIN satisfies all of the quantitative maintenance criteria of the OTC Pink marketplace.

4.08  Adequacy of Reserves.   The reserves, the allowance for loan and lease losses, and the carrying value for real estate owned which are shown on the NWIN Financial Statements are, in the judgment of management of NWIN, adequate, in all material respects, under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding, and real estate owned as of the respective dates.

4.09  Litigation and Pending Proceedings.

(a)   Except for lawsuits involving collection of delinquent accounts, there are no material claims, actions, suits, proceedings, mediations, arbitrations, or investigations pending or, to the knowledge of NWIN, threatened against NWIN or any of its Subsidiaries in any court or before any government agency or authority, arbitration panel, or otherwise which, if determined adversely to NWIN or any of its Subsidiaries, would have a Material Adverse Effect on NWIN.

(b)   Neither NWIN nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction, or decree of any court, arbitration panel, or governmental agency or authority; (ii) presently charged with or under governmental investigation with respect to, any actual or alleged violations of any Law, statute, rule, regulation, or ordinance; or (iii) the subject of any pending or threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties, or operations.

4.10  Taxes, Returns, and Reports.   Each of NWIN and its Subsidiaries has since January 1, 2013 (a) duly and timely filed all material federal, state, local, and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate, and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments, and other governmental charges due or claimed to be due upon it or any of its income, properties, or assets, unless being contested in good faith; and (c) not requested an extension of time for any such payments (which extension is still in force). NWIN has established, and shall establish in future publicly-filed financial statements, in accordance with GAAP, a reserve for taxes in the NWIN Financial Statements adequate to cover all of NWIN’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes, and withholding, and franchise fees) for the periods then ending. Neither NWIN nor any of its Subsidiaries, to their knowledge, has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in NWIN’s future publicly-filed financial statements and as accrued or reserved for on the books and records of NWIN or its Subsidiaries. Neither NWIN nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as disclosed in Section 4.10 of the NWIN Disclosure Schedule, no federal, state, or local tax returns of NWIN or any of its Subsidiaries have been audited by any taxing authority during the past five years.

4.11  Deposit Insurance.   The deposits of Peoples Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law, and NWIN or Peoples Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.12  Interim Events.   Since June 30, 2018, neither NWIN nor any of its Subsidiaries has experienced any events, changes, developments, or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on NWIN.

4.13  Bank Secrecy and Anti-Money Laundering Compliance.   Since January 1, 2015, neither NWIN nor any of its Subsidiaries has received any notice or communication from any regulatory authority alleging violation of, or noncompliance with, any BSA/AML Law. NWIN and its Subsidiaries have not been cited, fined, or otherwise notified of any failure by it to comply with a BSA/AML Law which has not been cured. To the knowledge of NWIN and its Subsidiaries, there are no facts or circumstances that could form the basis for assertion of any proceeding against NWIN or its Subsidiaries under any BSA/AML Law that, if determined adversely to NWIN or its Subsidiaries, could reasonably be expected to adversely affect NWIN or its Subsidiaries.

4.14  Community Reinvestment Act.   Peoples Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.15  Approval Delays.   To the knowledge of NWIN, as of the date hereof, there is no reason why the granting of any of the Regulatory Approvals would be denied or unduly delayed.

4.16  Internal Controls.   NWIN and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. During the preceding three years, (a) through the date hereof, neither NWIN nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods of NWIN or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that NWIN or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (b) no attorney representing NWIN or any of its Subsidiaries, whether or not employed by NWIN or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty, or similar violation by NWIN or any of its officers, directors, employees, or agents to the Board of Directors of NWIN or any committee thereof or to any director or officer of NWIN.

4.17  NWIN Securities and Exchange Commission Filings.   Since January 1, 2016, NWIN has timely filed all material reports and other filings with the Securities and Exchange Commission (the “SEC”) required to be filed by NWIN (“SEC Reports”). The SEC Reports were prepared in accordance with applicable Law in all material respects. All such SEC Reports were true, accurate, and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters received by NWIN, and to the knowledge of NWIN, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.18  No Shareholder Approval.   No vote or consent of any of the holders of NWIN’s capital stock is required by Law or agreement for NWIN to enter into this Agreement and to consummate the Merger.

4.19  Financial Capability.   NWIN has sufficient funds to pay the aggregate Cash Consideration payable pursuant to Section 2.01.

4.20  Well-Capitalized.   Peoples Bank is “well capitalized” (as that term is defined in 12 C.F.R. Section 325.103(b)). Peoples Bank has not been informed that its status as “well capitalized” will change and has no basis for believing that its status will change due to this Merger.

4.21  Information Technology.   The computers, all computer software owned or used in the business of NWIN or any of its Subsidiaries, including source code, executable code, firmware, systems, tools (including business development tools and design tools), assemblers, applets, compilers, user interfaces, binaries, data, databases, and other collections of data in any form or format, however fixed, and all documentation relating thereto, computer programs, in source code and object code forms, servers, workstations, routers, hubs, switches, circuits, networks, data communication lines, repair and refurbishment equipment, and all other information technology equipment owned, used, or held for use by NWIN or any of its Subsidiaries (collectively, the “NWIN IT Assets”) (i) operate and perform, in all material respects, in accordance with their documentation and functional specifications and otherwise as required for the conduct of NWIN’s and its Subsidiaries’ businesses, and have not materially malfunctioned or failed within the past three years; and (ii) do not contain any Defective Code, Malicious Code, or open source code, other than any such Defective Code, Malicious Code, or open source code which does not have a Material Adverse Effect on NWIN. NWIN and its Subsidiaries take reasonable actions, consistent with current banking industry standards, to protect the confidentiality, integrity, and security of the NWIN IT Assets (and all third party and customer information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption, including but not limited to: (A) the use of encryption technology; and (B) the implementation of a security plan which (x) identifies within a reasonably prompt period of time any and all external risks to the security of NWIN’s and/or its Subsidiaries’ confidential information or that of third parties or customers, and (y) implements, monitors, and improves adequate and effective safeguards to control those risks. NWIN and its Subsidiaries have achieved a “baseline” maturity level in all domains according to the Federal Financial Institutions Examination Council Cybersecurity Assessment Tool. NWIN has implemented reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, as well as a reasonable business continuity plan, in each case consistent with banking industry practices. No claims are pending or threatened in writing against NWIN or any of its Subsidiaries alleging a violation of any Person’s privacy rights or rights regarding the protection of personally identifiable information or other non-public information other than violations that, individually or in the aggregate, would not have a Material Adverse Effect on NWIN.

4.22  Employee Benefit Plans.   All employee benefit and welfare benefit plans of NWIN or any of its Subsidiaries comply in form and in operation in all material respects with all applicable laws, including the Code and ERISA. Each employee benefit plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), maintained by NWIN or any of its Subsidiaries and that is intended to be qualified under Section 401(a) of the Code have met such requirements, in all material respects, at all times and have been and continue to be tax exempt under Section 501(a) of the Code, and a favorable determination or an opinion letter as to the qualification under the Code of each such plan and each amendment thereto has been issued by the Internal Revenue Service.

4.23  Agreements with Regulatory Agencies.   Neither NWIN nor any of its Subsidiaries is subject to any cease-and-desist, consent order, or other order or enforcement action issued by, or is a party to any written agreement, consent agreement, or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been, during the preceding five years, a recipient of any supervisory letter from, or, during the preceding five years, has adopted any policies, procedures, or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (a “NWIN Regulatory Agreement”), nor has NWIN or any of its Subsidiaries been advised, during the preceding five years, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such NWIN Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of NWIN or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to NWIN or any of its Subsidiaries.

ARTICLE V.

CERTAIN COVENANTS

Where applicable, AJSB covenants and agrees with NWIN and covenants and agrees to cause its Subsidiaries to act as follows, and, where applicable, NWIN covenants and agrees with AJSB as follows:

5.01  Shareholder Approval.   AJSB shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable Law and the Articles of Incorporation and Bylaws of AJSB (the “AJSB Shareholders’ Meeting”) as soon as reasonably practicable after the date of this Agreement and the effectiveness of the Registration Statement. Subject to Section 5.06 hereof, the Board of Directors of AJSB shall recommend to AJSB’s stockholders that such stockholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from AJSB’s stockholders.

5.02  Other Approvals.

(a)   AJSB shall proceed expeditiously, cooperate fully, and use commercially reasonable best efforts to assist NWIN in procuring, upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof, all consents, authorizations, approvals, registrations, and certificates, in completing all filings and applications, and in satisfying all other requirements prescribed by Law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b)   AJSB will use reasonable best efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments, and documents described in the AJSB Disclosure Schedule and to which AJSB and NWIN agree are material.

(c)   Any written materials or information provided by AJSB to NWIN for use by NWIN in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03  Conduct of Business.

(a)   After the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of AJSB and its Subsidiaries shall: (1) carry on its business diligently, substantially in the manner as is presently being conducted, and in the ordinary course of business; (2) use reasonable best efforts to preserve its business organization intact in all material respects, keep available the services of the present officers and employees, and preserve its present relationships with customers and Persons having business dealings with it; (3) use reasonable best efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (4) maintain its books, records, and accounts in the usual, regular, and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules, and regulations applicable to them and to the conduct of its business; and (5) not knowingly do or fail to do anything which will cause a material breach of, or default in, any material contract, agreement, commitment, obligation, understanding, arrangement, lease, or license to which it is a party or by which it is or may be subject or bound. From the date hereof until the Effective Time or until this Agreement is terminated as herein provided, except as expressly contemplated or permitted by this Agreement, without the prior written consent (including consent delivered by email) of NWIN which consent shall not be unreasonably withheld (which prior written consent shall be deemed to have been given, if NWIN has not objected to a proposed action by AJSB on or before three business days after written notice thereof has been given by AJSB and received by NWIN, which notice shall contain sufficient information, in NWIN’s reasonable discretion, regarding the matter for which AJSB is seeking consent), AJSB will not and will cause its Subsidiaries to not:

(i)   make any changes in its capital stock (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization, or reclassification), authorize a class of stock, or issue any stock (other than pursuant to the exercise of any AJSB Stock Options outstanding as of the date hereof), issue or grant any warrant, option, right, or other agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or redeem any of its outstanding shares of common stock or other securities (other than the withholding of shares of AJSB Common Stock to satisfy tax obligations in connection with the vesting of AJSB Restricted Stock or the exercise of AJSB Stock Options);

(ii)   distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders; provided that, each of AJSB’s Subsidiaries may pay cash dividends to AJSB or AJS Bank in the ordinary course of business for payment of reasonable and necessary business and operating expenses of AJSB or AJS Bank and expenses of the Merger; provided further that, AJSB may pay its normal quarterly cash dividend of $0.06 per share to its stockholders which shall not be increased in per share amount; provided further that, at NWIN’s request pursuant to Section 5.05(d) and except to the extent prohibited by Law or any bank regulatory agency, AJS Bank shall pay dividends to AJSB; provided further that, no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or is actually consummated if during such period AJSB’s stockholders will become entitled to receive dividends on their shares of NWIN common stock received pursuant to this Agreement;

(iii)   purchase or otherwise acquire any investment security for its own account that exceeds $1,500,000 individually or purchase or otherwise acquire any security other than U.S. Treasury or other governmental obligations or asset-backed securities issued or guaranteed by United States governmental or other governmental agencies, in either case having an average remaining life of three years or less, or sell any investment security owned by them other than sales made in the ordinary course of business as previously conducted during the past three years and in accordance with applicable laws and regulations or engage in any activity that would be inconsistent with the classification of investment securities as either “held to maturity” or “available for sale;”

(iv)   make, renew, or otherwise modify any loan, loan commitment, letter of credit, or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of AJSB or any Subsidiary and classified as “Special Mention,” “Substandard,” “Doubtful,” or “Loss” in an amount in excess of $250,000. Except for binding commitments in effect as of the date of this Agreement, AJS Bank also shall not make, purchase, renew, modify, amend, or extend the maturity of (1) any new commercial Loan in excess of $250,000; provided that, AJS Bank may, without the consent of NWIN, renew, modify, amend, or extend the maturity of existing performing commercial loans (which are not classified or non-accrual) with existing principal balances of $500,000 or less; (2) any 1-to-4 family residential mortgage Loan with a loan to value in excess of 80% (unless private mortgage insurance is obtained), or any other 1-to-4 family residential mortgage Loan in excess of $453,100; (3) any consumer Loan in excess of $100,000; (4) any home equity Loan or line of credit in excess of $100,000; (5) any Loan participation; or (6) any agreement to purchase mortgage loans from any third-party originator; provided that, AJS Bank may take any such action in respect of any such Loan or Loans if the Chief Credit Officer of Peoples Bank shall be provided with notice of the proposed action in writing (together with complete information regarding such Loan) and Peoples Bank has not provided written objection to the taking of such proposed action within five business days of being provided with such notice (the lack of such objection being deemed prior written consent of NWIN for purposes of this Section);

(v)   acquire any assets of any other Person by any means (other than personal property acquired in foreclosure or otherwise in the ordinary course of collection of indebtedness owed to AJS Bank) or foreclose upon or otherwise take title to or possession or control of, any real property without first obtaining a Phase I environmental report thereon, prepared by a reliable and qualified Person acceptable to NWIN, which indicates that the real property is free of pollutants, contaminants, or hazardous materials; provided that, neither AJSB nor AJS Bank shall be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless AJSB has reason to believe that such property might contain such hazardous materials or otherwise might be contaminated;

(vi)   except for normal annual compensation increases not to exceed 3% granted to employees who otherwise have not been provided a compensation increase within the six months preceding the date of this Agreement, and except as contemplated by this Agreement (including severance and change in control payments anticipated to be paid as described in Section 5.19 and Section 6.03(h) hereof), pay or agree to pay, conditionally or otherwise, any additional compensation (including bonuses) or severance benefit, take any action that would give rise to an acceleration of the right to payment, or otherwise make any changes with respect to the fees or compensation payable (or to become payable) to consultants, directors, officers, or employees, or, except as required by Law and except as contemplated by this Agreement, adopt or make any change in any AJSB Plan or other arrangement (including any agreement for indemnification) or payment made to, for or with any of such consultants, directors, officers, or employees;

(vii)   fail to accrue, pay, discharge, and satisfy all debts, liabilities, obligations, and expenses, including, without limitation, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations, and expenses become due, unless the same are being contested in good faith;

(viii)   except for obligations disclosed in this Agreement, short-term FHLB advances, federal funds purchased by AJS Bank, trade payables, and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge, or satisfaction in the ordinary course of business of liabilities reflected in the AJSB Financial Statements or the Subsequent AJSB Financial Statements, borrow any money, or incur any indebtedness in an aggregate amount exceeding $50,000;

(ix)   change its accounting methods, except as may be necessary and appropriate to conform to (1) changes in law and regulation requirements, (2) changes in GAAP or regulatory accounting principles, as required by AJSB’s independent auditors or its regulatory authorities, or (3) changes requested by NWIN pursuant to this Agreement;

(x)   make, change, or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment, or surrender any right to claim a refund of a material amount of taxes;

(xi)   make application for the opening or closing of any, or open or close any, branch or automated banking facility, except as may be contemplated by any application filed with any bank regulatory authority in connection with the Merger;

(xii)   waive, release, grant, or transfer any material rights of value or enter into, amend, or terminate any contract, agreement, lease, commitment, understanding, arrangement, or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(iv) hereof and legal, accounting, and investment banking or financial advisory fees related to the Merger) requiring payments by AJSB or any of its Subsidiaries which exceed $50,000, whether individually or in the aggregate (other than trade payables or otherwise incurred in the ordinary course of business) or which contain any financial commitment extending more than 12 months following the date of this Agreement;

(xiii)   except as already committed in writing as of the date of this Agreement, make any capital expenditures in excess of $25,000 individually or $150,000 in the aggregate;

(xiv)   except as required by applicable Law or regulation or regulatory authorities: (1) implement or adopt any material change in its interest rate risk management or hedging policies, procedures, or practices; (2) fail to follow its existing policies or practices with respect to managing its exposure to interest rate risk; or (3) fail to use reasonable best efforts to avoid any material increase in its aggregate exposure to interest rate risk;

(xv)   take any action that would change AJS Bank’s loan loss reserves that is not in compliance with AJS Bank’s policy and past practices consistently applied and in compliance with GAAP;

(xvi)   except as already committed in writing as of the date of this Agreement, cancel, release, or compromise any indebtedness in excess of $50,000 owing to AJSB or any Subsidiary or any claims which AJSB or any Subsidiary may possess, or voluntarily waive any material rights with respect thereto;

(xvii)   pay, discharge, settle, or compromise any litigation, claim, action, arbitration, or other proceeding against AJSB or any Subsidiary unless such payment, discharge, settlement, or compromise does not require AJSB or any Subsidiary to pay any monies, incur any obligation, or admit any wrongdoing or liability;

(xviii)   take any action that is intended or is reasonably likely to result in (1) any of its representations or warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (2) any of the conditions to the Merger set forth in this Agreement not being satisfied in any material respect, or (3) a material breach of any provision of this Agreement; except, in each case, as may be required by applicable Law or regulation;

(xix)   maintain the rate of interest paid by AJS Bank on any deposit product, including without limitation on certificates of deposit, in a manner and pursuant to policies inconsistent with past practices;

(xx)   amend the Articles of Incorporation or Bylaws of AJSB, or similar governing documents of any of its Subsidiaries;

(xxi)   maintain an allowance for loan and lease losses which is not adequate in all material respects under the requirements of GAAP to provide for possible losses, net of recoveries, relating to Loans previously charged off, on Loans and leases outstanding;

(xxii)   knowingly take any action or fail to take any action that would, or would be likely to, prevent, impede, or delay the Merger from qualifying as a reorganization as defined by Section 368(a) of the Code; or

(xxiii)   agree or commit to do, or enter into any contract regarding, anything that would be precluded by this Section.

5.04  Insurance.   AJSB and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties, and operations, fidelity coverage, and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by AJSB or its Subsidiaries as of the date of this Agreement.

5.05  Accruals for Loan Loss Reserve and Expenses.

(a)   Prior to the Effective Time, AJSB shall and shall cause its Subsidiaries to make, consistent with GAAP and applicable banking Laws and regulations, such appropriate accounting entries in its books and records and use reasonable best efforts to take such other actions as AJSB and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)   AJSB recognizes that NWIN may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable Law (including without limitation applicable banking Laws and regulations and GAAP), from and after the date hereof AJSB shall consult and cooperate in good faith with NWIN with respect to conforming the loan and accounting policies and practices of AJSB to those policies and practices of NWIN for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from NWIN to AJSB, based upon such consultation and subject to the conditions in Section 5.05(d).

(c)   Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP), AJSB shall consult and cooperate in good faith with NWIN with respect to determining, as reasonably specified in a written notice from NWIN to AJSB, based upon such consultation and subject to the conditions in Section 5.05(d), the timing for recognizing for financial accounting and/or income tax reporting purposes of AJSB’s expenses of the Merger.

(d)   Subject to applicable Law (including without limitation applicable banking laws and regulations and GAAP), AJSB and AJS Bank shall make such conforming changes and entries as contemplated in Section 5.05(b) and Section 5.05(c) above, but in no event prior to the fifth day next preceding the Closing Date, and only after NWIN acknowledges that all conditions to its obligation to consummate the Merger have been satisfied, and certifies to AJSB that NWIN will at the Effective Time deliver to AJSB the certificate contemplated in Section 7.02(g).

(e)   AJSB’s representations, warranties, and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken at NWIN’s request in compliance with Section 5.05(d).

5.06  Acquisition Proposals.

(a)   AJSB shall, and shall cause each of its Subsidiaries to, and its and their respective officers, directors, and representatives (including KBW) to, immediately cease and cause to be terminated any existing solicitations, discussions, or negotiations with any Person concerning an Acquisition Proposal (as defined in Section 5.06(e)). During the period from the date of this Agreement through the Effective Time, AJSB shall not terminate, amend, modify, or waive any material provision of any confidentiality or similar agreement to which AJSB or any of its Subsidiaries is a party (other than any involving NWIN).

(b)   Except as permitted in this Section 5.06, AJSB shall not, and shall cause its Subsidiaries and any of their respective directors, officers, and representatives (including KBW) not to, (i) solicit, initiate, or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in, or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided that, at any time prior to obtaining the approval of the Merger by AJSB’s shareholders, if AJSB receives a bona fide Acquisition Proposal from a third party that was received after the date hereof (and not withdrawn) that the AJSB Board of Directors determines in good faith, after consultation with AJSB’s outside legal counsel and its financial advisor, constitutes or is reasonably likely to lead to a Superior Proposal (as defined in Section 5.06(f)) that was not solicited after the date hereof and did not otherwise result from a breach of AJSB’s obligations under this Section 5.06, AJSB may furnish, or cause to be furnished, non-public information with respect to AJSB and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to NWIN prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the AJSB Board of Directors determines in good faith, and following consultation with its financial advisor and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to AJSB’s stockholders under applicable Law, and (B) prior to taking such action, AJSB enters into a confidentiality agreement with respect to such proposal (which shall permit AJSB to comply with the terms of Section 5.06(b) and (c) hereof) containing provisions at least as restrictive to such receiving Person as the provisions are to NWIN in the Confidentiality Agreement (as defined in Section 11.08), a copy of which shall be provided to NWIN immediately after the execution thereof. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06(b) by any representative (including KBW) of AJSB or its Subsidiaries shall be a breach of this Section 5.06 by AJSB.

(c)   Neither the AJSB Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw, or modify in a manner adverse to NWIN or propose to withdraw or modify in a manner adverse to NWIN (or take any action inconsistent with) the recommendation by such AJSB Board of Directors or any such committee regarding this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit AJSB or AJS Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of AJSB’s stockholders to approve the Merger, the AJSB Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change; provided that, the AJSB Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the stockholders of AJSB under applicable Law; provided further that, the AJSB Board of Directors may not effect such an Adverse Recommendation Change unless (A) the AJSB Board of Directors shall have first provided prior written notice to NWIN (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new seven business day period), and (B) NWIN does not make, within seven business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the AJSB Board of Directors (after consultation with its financial advisor and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the AJSB Board of Director’s fiduciary duties to the stockholders of AJSB under applicable Law. AJSB agrees that, during the seven business day period prior to its effecting an Adverse Recommendation Change, AJSB and its officers, directors, and representatives shall negotiate in good faith with NWIN and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by NWIN.

(d)   In addition to the obligations of AJSB set forth in paragraphs (a), (b), and (c) of this Section 5.06, AJSB shall as promptly as possible, and in any event within two business days after AJSB first obtains knowledge of the receipt thereof, advise NWIN orally and in writing of (i) any Acquisition Proposal or any request for information that AJSB reasonably believes could lead to or contemplates an Acquisition Proposal, or (ii) any inquiry AJSB reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request, or inquiry (including any subsequent amendment or other modification to such terms and conditions), and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request, or inquiry, if there occurs or is presented to AJSB any offer, material change, modification, or development to a previously made offer, letter of intent, or any other material development, AJSB (or its outside counsel) shall (A) advise and confer with NWIN (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto, and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide NWIN with true, correct, and complete copies of any document or communication related thereto.

(e)   For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal, or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income, or assets of AJSB and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of AJSB or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of AJSB or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange, or similar transaction involving AJSB, or AJS Bank pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of AJSB or AJS Bank or of any resulting parent company of AJSB or AJS Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent, or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to NWIN of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.

(f)   For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the AJSB Board of Directors determines in good faith (after having received the advice of its financial advisor and outside legal counsel), to be (i) more favorable to the stockholders of AJSB from a financial point of view and its other constituencies than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any termination fees, expense reimbursement provisions, and conditions to consummation and any changes to the financial terms of this Agreement proposed by NWIN in response to such offer or otherwise)), and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory, and other aspects of such proposal.

5.07  Press Releases.   NWIN and AJSB shall use reasonable best efforts (i) to develop a joint communications plan with respect to this Agreement and the transactions contemplated hereby, (ii) to ensure that all press releases and other public statements with respect to this Agreement and the transactions contemplated hereby shall be consistent with such joint communications plan, and (iii) except where (and to the extent that) such prior consultation is not reasonably possible due to time considerations in respect of any announcement required by applicable Law, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.08  Changes and Supplements to Disclosure Schedules.   AJSB shall promptly supplement, amend, and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the AJSB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the AJSB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of AJSB contained herein incorrect, untrue, or misleading. No such supplement, amendment, or update shall have any effect for the purposes of determining satisfaction of the conditions set forth in Article VII or become part of the AJSB Disclosure Schedule unless NWIN shall have first consented in writing with respect thereof.

5.09  Failure to Fulfill Conditions.   In the event AJSB determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify NWIN.

5.10  Access; Information.

(a)   NWIN and AJSB, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have reasonable access to the properties, facilities, operations, books, and records of the other party (other than minutes that discuss any of the transactions contemplated by this Agreement or minutes the sharing of which would result in the waiver of attorney-client privilege). NWIN and AJSB, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records, and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties, and other matters; provided that, such access or investigation shall not interfere unnecessarily with the normal business operations of AJSB or NWIN or either of their Subsidiaries; provided further, neither NWIN, AJSB, nor any of their Subsidiaries shall be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or other person or would result in the waiver by any of them of the privilege protecting communications between any of them and any of their counsel. In addition, after receipt of all Regulatory Approvals and the necessary stockholders’ approval, AJSB shall cooperate with NWIN to facilitate introductions to AJS Bank’s customers and key business partners and referral sources.

(b)   No investigation by NWIN or AJSB shall affect the representations and warranties made by AJSB or NWIN herein.

(c)   Any confidential information or trade secrets received by NWIN, AJSB, or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents, and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by NWIN or AJSB, as applicable, or at NWIN’s or AJSB’s request, returned to NWIN or AJSB, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof; provided that, the parties may retain such received confidential information for use solely to comply with applicable Law or regulation or professional standard or bona fide internal compliance policy requirements. Additionally, any confidential information or trade secrets received by NWIN or AJSB, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.08). This Section 5.10 will not require the disclosure of any information to NWIN or AJSB which would be prohibited by Law.

(d)   AJSB shall provide NWIN with copies of minutes and consents from all such Board of Directors and committee meetings no later than two business days after such minutes are approved at the next monthly meeting of the Board of Directors (other than minutes that discuss any of the transactions contemplated by this Agreement or minutes the sharing of which would result in the waiver of attorney-client privilege).

5.11  Financial Statements.   As soon as internally available after the date of this Agreement, AJSB will deliver to NWIN any additional audited consolidated financial statements which are prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of AJSB prepared for its internal use, AJS Bank’s Call Reports for each quarterly period completed prior to the Effective Time, all other financial reports or statements submitted to regulatory authorities after the date hereof, and all other financial statements and financial information reasonably requested by NWIN (collectively, “Subsequent AJSB Financial Statements”). The Subsequent AJSB Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP (to the extent applicable) and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financial statements or Call Report information for the absence of notes and/or year-end adjustments).

5.12  Environmental.

(a)   If requested by NWIN, AJSB shall cooperate with an environmental consulting firm designated by NWIN that is reasonably acceptable to AJSB (the “Designated Environmental Consultant”) in connection with the conduct, at any time after the date hereof (the “Investigation Period”), by the Designated Environmental Consultant of Phase I environmental site assessments and any other investigation reasonably requested by NWIN on all real property (except single family, non-agricultural residential property of one acre or less) owned or leased by AJSB or any of its Subsidiaries as of the date of this Agreement or acquired thereafter, including OREO, to the extent not prohibited by any applicable lease. NWIN will proceed with such assessments, testing, and investigations as soon as reasonably practicable after the date of this Agreement and will diligently work to pursue such assessments, testing, and investigations through completion. NWIN shall furnish true and complete copies of any reports of the Designated Environmental Consultant that it receives with respect to any AJSB property promptly upon NWIN’s receipt of such reports. NWIN shall be responsible for the costs of the Phase I environmental site assessments, and NWIN and AJSB shall each bear 50% of the costs of any additional environmental investigation or testing as determined to be advisable or recommended by the Designated Environmental Consultant as a result of an actual or suspected “Recognized Environmental Condition” (as such term is defined by the American Society for Testing Materials).

(b)   If the Designated Environmental Consultant’s good faith estimate, based upon the results of the Phase I environmental studies and other diligence and investigation conducted by the Designated Environmental

Consultant, of the dollar amount, if any, that AJSB and its Subsidiaries would be required to expend due to a violation of applicable Environmental Laws for all of the AJSB properties (the “Environmental Liabilities”) for clean-up and remediation relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products, and any other materials regulated under the Environmental Laws with respect to AJSB’s or its Subsidiaries’ owned or leased real properties (including OREO) or any adjoining properties (the “Estimated Clean-Up Costs,” as further adjusted pursuant to this Section 5.12), is in excess of $50,000 (the “Environmental Liability Threshold”), NWIN shall deliver to AJSB (not later than ten business days after its receipt of the Designated Environmental Consultant’s good faith estimate) a written notice (an “Environmental Cost Notice”) describing the nature of such Environmental Liabilities and the course of action proposed to be taken by NWIN or its Subsidiaries (if it were to become the owner of such properties as a result of the Merger) to remediate or otherwise address the environmental problems and providing an estimate of the out-of-pocket costs of such remediation expected to be incurred (if different from the Estimated Clean-Up Costs). If AJSB disagrees with NWIN’s estimate of the amount of out-of-pocket costs of such remediation or the course of action proposed by NWIN, AJSB shall deliver to NWIN a written notice of such objection (an “Environmental Cost Objection”) within five business days after AJSB’s receipt of the Environmental Cost Notice. No later than five business days following NWIN’s receipt of an Environmental Cost Objection, one or more members of senior management of NWIN and AJSB having authority to resolve the dispute shall meet (in person or by telephone) and shall negotiate in good faith in an attempt to resolve the difference set forth in the Environmental Cost Objection. If NWIN and AJSB are unable to resolve such dispute through good faith negotiations, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, a new environmental consulting firm that is mutually agreed to by the parties (the “Independent Environmental Consultant”). The Independent Environmental Consultant shall determine and report in writing to NWIN and AJSB the Estimated Clean-up Costs, and such determinations shall be final, binding and conclusive unless NWIN and AJSB mutually agree upon a different amount.

(c)   The Estimated Clean-up Costs shall be deemed to have been established for purposes of this Section 5.12: (i) if NWIN does not receive an Environmental Cost Objection, as of the last date that an Environmental Cost Objection would have been timely under subsection (b) above, or (ii) if an Environmental Cost Objection is delivered to NWIN and finally resolved as set forth in subsection (b) hereof, then as of the date of such resolution (as applicable, the “Environmental Costs Determination Date”). For avoidance of doubt, NWIN shall have the right to reduce the AJSB Adjusted Consolidated Stockholders’ Equity by the Estimated Clean-up Costs.

5.13  Governmental Reports and Shareholder Information.   Promptly upon its becoming available, AJSB shall furnish to NWIN one copy of each financial statement, report, notice, or proxy statement sent by AJSB to any Governmental Authority or to AJSB’s stockholders, and of any order issued by any Governmental Authority in any proceeding to which AJSB is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency, or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations, or properties.

5.14  Adverse Actions.   AJSB shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied in any material respects, (c) a material violation of any provision of this Agreement, or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.15  Employee Benefits and Employees.

(a)   Neither the terms of Section 6.03 hereof nor the provision of any employee benefits by NWIN or any of its Subsidiaries to employees of AJSB or any of its Subsidiaries shall: (a) create any employment contract, agreement, or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of AJSB or any of its Subsidiaries; or (b) prohibit or restrict NWIN or its Subsidiaries, whether before or after the Effective Time, from changing, amending, or terminating any employee benefits provided to its employees from time to time.

(b)   AJSB will allow NWIN reasonable access during normal business hours to interview employees of AJSB and AJS Bank being considered by NWIN for post-Closing employment. Before the date that is 30 days prior to Closing, NWIN will use its best efforts to notify AJSB of the employees of AJSB and AJS Bank which NWIN intends to retain after the Effective Time (such employees, the “Retained Employees”). Prior to the Closing Date, AJSB shall be responsible for timely giving any notices to, and terminating (but in no event earlier than the date all Regulatory Approvals are received, with such termination to become effective as of the Effective Time), any employees of AJSB and AJS Bank who NWIN elects not to retain after, and whose employment will not be continued by NWIN as of, the Effective Time (such employees, the “Non-Retained Employees”), and AJSB shall pay to each Non-Retained Employee: (i) severance pay for full-time employees equal to one week of pay, at the employee’s base rate of pay in effect at the time of termination, for each full year of continuous service with AJSB or AJS Bank, as applicable, with a minimum of four weeks and a maximum of 26 weeks, and for part-time employees as determined in accordance with the policies of AJS Bank immediately prior to the date of this Agreement, severance pay equal to four weeks of pay at the employee’s base rate of pay in effect at the time of termination; and (ii) any and all other amounts (other than the severance payments set forth in subsection (i) above) which are then due and payable to the Non-Retained Employee in connection with the termination of their employment, including, without limitation, all accrued vacation pay; provided that, in order to receive the severance payment described in subsection (i) above, each such Non-Retained Employee must sign and deliver to AJSB a termination and release agreement in a form reasonably acceptable to NWIN (a “Release Agreement”). Such Non-Retained Employees who sign and deliver a Release Agreement shall receive the severance payment described in subsection (i) above within 60 days of termination of employment. Any of such Non-Retained Employees shall be entitled to continuation coverage under Peoples Bank’s group health plans as required by Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”), subject to timely election and payment of the applicable COBRA premium by such Non-Retained Employees. The “applicable COBRA premium” shall be the premium rate in effect for other Peoples Bank COBRA beneficiaries. AJSB shall take all necessary action to amend, or cause AJS Bank to amend, effective as of the date of this Agreement, any and all severance plans or policies adopted, maintained, or previously approved by AJSB and AJS Bank as set forth in Section 5.15(b) of the AJSB Disclosure Schedule, such that: (x) such severance plan or policy shall terminate as of the Effective Time; and (y), no such severance plan or policy shall apply to the payment of severance or other benefits by AJSB or any of its Subsidiaries, or by any other Person, to any Retained Employee or Non-Retained Employee. From and after the date of this Agreement, neither AJSB nor AJS Bank shall adopt or approve any new severance plans or policies.

(c)   Before Closing, with AJSB’s prior consent (which consent shall not be unreasonably withheld), NWIN may conduct such training and other programs as it may, in its reasonable discretion and at its sole expense, elect to provide for Non-Retained Employees; provided that, such training and other programs shall not materially interfere with or prevent the performance of the normal business operations of AJSB.

5.16  Amendment and Termination of AJS Bank ESOP.

(a)   AJSB shall make contributions to the AJS Bank ESOP between the date hereof and the Effective Time consistent with the terms of the AJS Bank ESOP and past practices, including, without limitation, any contributions required pursuant to the terms and conditions of the ESOP Loan Documents.

(b)   No later than 14 days prior to the Closing Date, AJSB, pursuant to the provisions of the AJS Bank ESOP, shall, subject to review and approval by NWIN (which shall not be unreasonably withheld): (i) adopt resolutions to terminate, subject to the consummation of the Merger, the AJS Bank ESOP, effective as of the Closing Date (the “ESOP Termination Date”); (ii) amend the AJS Bank ESOP effective as of a date not later than the ESOP Termination Date to freeze participation under the AJS Bank ESOP and to provide that no distributions of accrued benefits shall be made from the AJS Bank ESOP, or its related employee benefit trust, subsequent to the ESOP Termination Date until such time as the Internal Revenue Service issues a favorable determination letter to the effect that the plan termination does not adversely affect the AJS Bank ESOP’s qualification for favorable income tax treatment under the Code, except distributions may be made earlier if required by the terms of the AJS Bank ESOP upon the occurrence of retirement, death, disability, or termination of employment, or any other event, other than the plan termination, that requires a distribution from the AJS Bank ESOP; (iii) amend the AJS Bank ESOP to provide that the excess of the proceeds from the sale or remittance of shares of AJSB Common Stock held by the AJS Bank ESOP in the AJS Bank ESOP’s unallocated suspense account (“Suspense Shares”) over the unpaid principal and accrued interest of the Exempt Note attributable to the Suspense Shares shall (after repayment of the Exempt Note as contemplated in Section 5.16(c) of this Agreement) be allocated to the accounts of the AJS Bank ESOP’s active participants according to each active participant’s proportionate “compensation,” as determined in accordance with the AJS Bank ESOP account balance as of the day before the ESOP Termination Date.

(c)   As soon as practicable following the execution of this Agreement, AJSB will file, or cause to be filed, with the Internal Revenue Service an application for a favorable determination letter upon termination of the AJS Bank ESOP requesting the issuance to AJSB of the favorable determination letter described in Section 5.16(b). A copy of the completed and filed application shall be provided to NWIN at least five business days prior to the Effective Time. On the Closing Date, immediately prior to the Effective Time, AJSB shall direct the Trustee of the AJS Bank ESOP to cause the unpaid principal balance and accrued interest through the Closing Date of the Exempt Note (such unpaid principal and accrued interest shall be referred to as the “ESOP Loan Balance”) to be repaid by remitting a sufficient number of Suspense Shares to AJSB or any other lender (including NWIN, as successor in interest to AJSB, as applicable) to repay the ESOP Loan Balance, with each remitted share to be valued in an amount equal to the cash equivalent of the Merger Consideration. All remaining shares of AJSB Common Stock held by the AJS Bank ESOP (including the remaining Suspense Shares) shall be converted into the right to receive the Merger Consideration.

(d)   Following the Effective Time, NWIN shall use its reasonable best efforts in good faith to obtain the Internal Revenue Service favorable determination letter as promptly as possible, including adopting any amendments to the AJS Bank ESOP that may be required by the Internal Revenue Service. As soon as practicable following the receipt of a favorable determination letter from the Internal Revenue Service regarding the tax-qualified status of the AJS Bank ESOP upon its termination, the remaining account balances in the AJS Bank ESOP shall either be distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct.

(e)   On or before the Effective Time, the AJS Bank ESOP Committee shall have directed First Bankers Trust Company (the “ESOP Trustee”), as directed trustee of the AJS Bank ESOP, to (i) provide to the AJS Bank ESOP participants similar notices and materials provided to other AJSB stockholders with respect to those matters requiring a vote of the shareholders under this Agreement; (ii) obtain direction from the AJS Bank ESOP’s participants as to how to vote those shares of AJSB Common Stock allocated to the accounts of the AJS Bank ESOP’s participants with respect to those matters for which a shareholder vote is required under this Agreement; (iii) vote those shares of AJSB Common Stock in accordance with the direction of the AJS Bank ESOP’s participants and in accordance with the AJS Bank ESOP; and (iv) vote the Suspense Shares and allocated shares of AJSB Common Stock for which no participant investment direction has been timely received by the ESOP Trustee in accordance with the AJS Bank ESOP.

(f)   AJSB shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to AJSB as described in ERISA Section 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the AJS Bank ESOP.

5.17  [Reserved].

5.18  Disposition of Fully Insured Welfare Benefit and Sec. 125 Plans.

(a)   All fully insured welfare benefit (health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by AJSB or AJS Bank shall be terminated as of the Effective Time. AJSB shall take, or cause to be taken, all actions necessary to terminate all of AJSB’s and any Subsidiary’s group insurance policies as of the Effective Time, unless otherwise instructed by NWIN.

(b)   From the date of this Agreement through the Effective Time, AJSB shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under AJSB’s fully insured welfare benefit plans; (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation; and (iii) pay all eligible claims incurred, in accordance with the terms and conditions of such plan, under the cafeteria plan’s health and dependent care flexible spending accounts prior to the Effective Time.

5.19  Change in Control Agreements; Consulting Agreement.

(a)   Change in Control Agreements.   AJS Bank is a party to the change in control agreements with each of the employees of AJS Bank identified in Section 5.19 of the AJSB Disclosure Schedule (each, a “Change in Control Agreement”). NWIN shall honor the terms of each Change in Control Agreement, unless superseded by an agreement entered into on or prior to the Effective Time between the employee of AJS Bank who is a party to the Change in Control Agreement and NWIN or any Subsidiary of NWIN. Except with respect to the employees referenced in the immediately succeeding sentence, NWIN and AJSB shall use best efforts to enter into a mutual termination of Change in Control Agreement with each AJS Bank employee that is a party to such agreement in the form attached hereto as Exhibit 5.19(i) (the Mutual Termination of Change in Control Agreement). Concurrently with the execution of this Agreement, NWIN and AJSB entered into a Mutual Termination of Change in Control Agreement with each of Jerry A. Weberling and Donna J. Manuel, which shall supersede such executive’s Change in Control Agreement as of the Effective Time.

(b)   Consulting Agreement.   NWIN shall, on or before the Effective Time, offer a consulting agreement to Jerry A. Weberling, which shall be in a form mutually acceptable to NWIN and Mr. Weberling.

5.20  Bank Merger.   Prior to the Effective Time, AJSB shall, and shall cause AJS Bank to, cooperate with NWIN and take such action as reasonably requested by NWIN as necessary to (i) prepare to effectuate the Bank Merger as contemplated in Section 1.05 hereof; and (ii) reconstitute the directors and officers of AJS Bank or any Subsidiary of AJSB, amend the articles of incorporation and bylaws of AJS Bank or any Subsidiary of AJSB, or make such other changes as NWIN may request if necessary to accomplish the same.

5.21  Cooperation on Conversion of Systems.   AJSB agrees to commence immediately after the date of this Agreement (and continue until Closing or completed) using its commercially reasonable best efforts to ensure an orderly transfer of information, processes, systems, and data to NWIN and to otherwise assist NWIN in facilitating the conversion of all of AJSB’s systems into, or to conform with, NWIN’s systems (including cooperating with NWIN in the training of AJSB’s and its Subsidiaries’ employees on NWIN’s systems), so that, as of the Closing, the systems of AJSB are readily convertible to NWIN’s systems to the fullest extent possible without actually converting them prior to the Closing. AJSB and NWIN shall meet on a regular basis to discuss and plan for the conversion of AJSB’s data processing and related electronic informational systems to those used by NWIN, which planning shall include, without limitation: (i) discussion of possible termination by AJSB of third-party service provider arrangements effective at or following the Effective Time; (ii) non-renewal of personal property leases and software licenses used by AJSB in connection with its systems operations; and (iii) retention of outside consultants and additional employees to assist with the conversion and outsourcing, as appropriate, of proprietary or self-provided system services. In the event that AJSB takes, at the request of NWIN, any action relative to third parties to facilitate the conversion that results in the imposition of any fees, expenses or charges, Peoples Bank shall pay any such fees, expenses and charges directly to such third parties.

5.22  Installation/Conversion of Equipment.   Prior to Closing, and after receipt of all regulatory approvals, at times mutually agreeable to NWIN and AJSB, NWIN may, at NWIN’s sole expense, install teller equipment, platform equipment, security equipment, and computers, at the AJSB and AJS Bank offices, branches, and ATM locations, and AJSB shall cooperate with NWIN in connection with such installation; provided that, such installations shall not interfere with the normal business activities and operations of AJSB or AJS Bank or require material alterations to AJSB’s or AJS Bank’s facilities; provided further that, upon a termination of this Agreement, NWIN, at its sole expense, shall remove any such equipment and computers and make any necessary repairs to return the AJSB and AJS Bank property to its original state.

5.23  Antitakeover Provisions.   At all times prior to the Closing, AJSB shall (i) take all reasonable action necessary to ensure that no Antitakeover Provision is or becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger; and (ii) if any Antitakeover Provision becomes applicable to this Agreement or the transactions contemplated hereby, including the Merger, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Antitakeover Provision on this Agreement or the transactions contemplated hereby, including the Merger.

ARTICLE VI.

COVENANTS OF NWIN

NWIN covenants and agrees with AJSB and covenants and agrees to cause its Subsidiaries to act as follows (and, where applicable, AJSB covenants and agrees with NWIN as follows):

6.01  Approvals.   NWIN shall have primary responsibility of the preparation, filing, and costs of all bank regulatory applications required for consummation of the Merger (except those only applicable to AJSB or AJS Bank, if any), and all parties shall file such applications as promptly as practicable after the execution of this Agreement (provided that each party has timely provided all information requested in writing by the other party or its counsel), and in no event later than 45 days after the execution of this Agreement. NWIN shall provide AJSB and its counsel appropriate opportunity to review and comment on such bank regulatory applications, including any supplements or amendments to such filings and all responses for additional information and replies to comments, prior to such filings being filed with a bank regulatory agency. NWIN and AJSB shall provide to the other’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. NWIN and AJSB shall cooperate fully and use commercially reasonable efforts to procure, upon terms and conditions reasonably acceptable to each of them, all consents, authorizations, approvals, registrations, and certificates, to complete all filings and applications, and to satisfy all other requirements prescribed by Law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement.

6.02  SEC Registration.

(a)   As soon as practicable following the date of this Agreement, AJSB shall prepare a proxy statement (or similar disclosure document), in accordance with the rules and regulations of the SEC, to be used in connection with the AJSB stockholders meeting to obtain approval for the Merger (the “Proxy Statement”), and NWIN shall prepare and file with the SEC a registration statement on an appropriate form under the Securities Act of 1933, as amended (the “1933 Act”), covering the shares of NWIN common stock to be issued pursuant to this Agreement, in which the Proxy Statement will be included. Such registration statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” NWIN shall provide AJSB and its counsel with appropriate opportunity to review and comment on the Registration Statement, and shall incorporate all appropriate comments thereto prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. NWIN shall use its best reasonable efforts to cause the Registration Statement to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. NWIN shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents, or approvals required for the issuance of NWIN common stock pursuant to this Agreement.

(b)   The parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect to the Registration Statement. NWIN shall promptly notify AJSB upon the receipt of any comments from the SEC or its staff, or any request from the SEC or its staff for amendments or supplements to the Registration Statement or Proxy Statement, as the case may be, and shall provide AJSB with copies of all correspondence between NWIN and the SEC. If prior to the Effective Time any event occurs with respect to AJSB, NWIN, or any of their respective Subsidiaries, or any change occurs with respect to information supplied by or on behalf of AJSB or NWIN, respectively, for inclusion in the Proxy Statement or the Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, AJSB or NWIN, as applicable, shall promptly notify the other of such event, and AJSB or NWIN, as applicable, shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to AJSB’s stockholders.

6.03  Employee Benefit Plans and Employee Payments.

(a)   NWIN shall make available to the Retained Employees substantially the same employee benefits as are generally available to all NWIN employees.

(b)   NWIN and AJSB agree to address any issues related to the differences between the vacation and paid time off policies of AJSB and any Subsidiary (including, without limitation, any policy providing for the accrual of sick time) and the vacation and paid time off policies of NWIN, and communicate the proposed reconciliation of the policies to the Retained Employees prior to the Effective Time. Effective as of the later of the Effective Time or the date on which the NWIN vacation and paid time off policies are made available to the Retained Employees, such Retained Employees will be subject to the terms and conditions of the NWIN vacation/paid time off policy in place for similarly situated employees of NWIN, with credit given for all prior years of service with AJSB or any Subsidiary for purposes of determining vacation pay eligibility and the amount of such vacation pay.

(c)   Retained Employees will receive credit for prior service with AJSB or its Subsidiaries, or their predecessors, (i) for purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of NWIN and its Subsidiaries and (ii) for all purposes under any welfare plan, severance plan and similar arrangements maintained by NWIN and/or any Subsidiary.

(d)   To the extent an AJSB employee benefit plan is terminated at or prior to the Effective Time, Retained Employees shall become eligible to participate in NWIN’s similar employee benefit plans, if any, as of the Effective Time. To the extent an AJSB employee benefit plan is terminated after the Effective Time, Retained Employees shall become eligible to participate in NWIN’s similar employee benefit plans, if any, on the date of such plan termination. NWIN will use its reasonable best efforts to: (i) avoid subjecting Retained Employees to any waiting periods or additional pre-existing condition limitations under the health and dental plans of NWIN or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of AJSB; and (ii) give credit under the applicable plan for any deductibles and co-insurance payments made by such Retained Employees under the corresponding AJSB plan during the balance of the then current year-end period of coverage.

(e)   To the extent permitted under the terms of any tax-qualified retirement plan maintained by NWIN after the Effective Time and subject to the terms and conditions thereof, such plan shall accept “eligible rollover distributions” (within the meaning of Code Section 402(c)(4)) of cash amounts received from the AJS Bank ESOP with respect to any Retained Employees.

(f)   Consistent with Section 5.18 of this Agreement, NWIN may elect to continue to maintain, at the Effective Time, all fully insured employee welfare benefit and cafeteria plans of AJSB or any of its Subsidiaries that are currently in effect until such time as NWIN determines, in its sole discretion, to modify or terminate any or all of those plans; provided, however neither NWIN nor any of its Subsidiaries shall terminate the existing coverage of any Retained Employee or his or her dependent under any AJSB or AJS Bank health plans prior to the time such Continuing Employee and his or her dependent is participating in the health plans, programs and benefits common to all employees of NWIN and its Subsidiaries and their dependents. Claims incurred under the employee welfare benefit and cafeteria plans of AJSB or any of its Subsidiaries prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(g)   Until the Effective Time, AJSB or a Subsidiary of AJSB, whichever is applicable, shall be liable for all obligations for continued health coverage under COBRA for eligible employees who incur a qualifying event before the Effective Time. NWIN or a NWIN Subsidiary, whichever is applicable, shall, on and after the Effective Time, be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of AJSB or a Subsidiary of AJSB who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of AJSB or a Subsidiary of AJSB who incurs a qualifying event before the Effective Time.

(h)   Except for the employees of AJS Bank identified in Section 5.19 of the AJSB Disclosure Schedule who are parties to a Change in Control Agreement, those Retained Employees (i) who are still employed as full-time employees by AJSB or AJS Bank as of the Effective Time and have a Qualifying Termination Event (as defined below) within 12 months after the Effective Time; and (ii) who sign and deliver to NWIN a Release Agreement, shall be entitled to severance pay equal to one week of pay, at their base rate of pay in effect at the time of termination, for each full year of continuous service with AJSB or AJS Bank, as applicable, with a minimum of four weeks and a maximum of 26 weeks. Any Retained Employees (x) who are still employed as part-time employees by AJSB or AJS Bank as of the Effective Time, as determined in accordance with the policies of AJS Bank, and who are terminated by NWIN other than for cause (as determined by NWIN pursuant to its policies or any agreement applicable to the employee) within 12 months after the Closing Date; and (y) who sign and deliver to NWIN a Release Agreement, shall be entitled to severance pay equal to four weeks of pay at the employee’s base rate of pay in effect at the time of termination. Such Retained Employees who sign and deliver the Release Agreement will receive their severance in a lump-sum payment within 60 days of termination of employment. Furthermore, any of such terminated Retained Employees shall be entitled to continuation coverage under Peoples Bank’s group health plans as required by COBRA, subject to timely election and payment of the applicable COBRA premium by such terminated employees. The “applicable COBRA premium” shall be the premium rate in effect for other Peoples Bank COBRA beneficiaries. For purposes of clarity, any Retained Employee who is not employed by AJSB or AJS Bank as of the Effective Time, for whatever reason, including but not limited to, a voluntary termination of employment by a Retained Employee, shall not be entitled to the payment of severance or any other benefits or amounts under this Section 6.03(h). Nothing in this Section 6.03 shall be deemed to limit or modify NWIN’s or Peoples Bank’s at-will employment policy or any employee’s at-will employment status. For purposes of this Section 6.03(h), a “Qualifying Termination Event” shall mean (i) an involuntary termination of a Retained Employee by NWIN or Peoples Bank for any reason other than for “cause” (as determined under the policies of NWIN and/or Peoples Bank or any agreement applicable to the employee); or (ii) a voluntary resignation of a Retained Employee at the Effective Time by a AJSB or AJS Bank employee who was offered a permanent position with NWIN or any of its Subsidiaries (A) with a 15% or greater reduction in rate of base salary, or (B) that is outside a 30 mile radius of the current address of such employee’s primary work location at AJSB or AJS Bank.

6.04  Adverse Actions.   NWIN shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied in any material respect, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.05  D&O Insurance and Indemnification.

(a)   Subject to the limits of applicable federal banking law and regulations, NWIN shall indemnify and hold harmless (including the advancement of expenses as incurred) each present and former director and officer of AJSB and its Subsidiaries, including AJS Bank (each, an “AJSB Indemnified Party”) for a period of six years following the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, to the same extent (and subject to the making of the same findings as to eligibility for such indemnification and/or advancement of expenses) that such AJSB Indemnified Party would have been indemnified (or entitled to advancement of expenses) as a director or officer of AJSB or any of its Subsidiaries under applicable Maryland law or AJSB’s or any such Subsidiaries’ charter or articles of incorporation or bylaws as in effect as of the date of this Agreement.

(b)   Subject to the conditions of this Section 6.05(b), NWIN shall cause the persons serving as officers and directors of AJSB and AJS Bank immediately prior to the Effective Time to be covered for a period of six years after the Effective Time by the directors’ and officers’ liability insurance policy currently maintained by AJSB (the “Existing Policy”) or by a comparable or better policy (the “Replacement Policy”). Prior to the Effective Time, as instructed by NWIN, AJSB shall cause the applicable broker of record for its Existing Policy and its existing Financial Institution Bond to be assigned to NWIN’s designee. Such assignments in favor of NWIN’s designee shall be executed by AJSB with sufficient time to allow NWIN and its designee to place the insurance required by this Section 6.05(b). The Existing Policy or Replacement Policy, subject to policy terms and conditions, shall provide coverage with respect to covered acts or omissions occurring prior to the Effective Time; provided that, NWIN shall not be required to pay annual premiums for the Existing Policy (or for any Replacement Policy) in excess of 200% of the annual premium for the current annual term of the Existing Policy (the “Maximum Amount”); provided further that, if notwithstanding the use of reasonable efforts to do so, NWIN is unable to maintain or obtain the insurance called for by this Section 6.05(b), NWIN shall obtain as much comparable insurance as is available for the Maximum Amount. NWIN’s obligations under this Section 6.05(b) apply solely and exclusively to the Existing Policy and the existing Financial Institution Bond at each policy’s current limits of insurance, as well as its other terms, conditions, exclusions, and annual premium as of the date of this Agreement, and which must be continuously maintained in force by AJSB without interruption, cancellation, or amendment until the Effective Time or NWIN’s obligations under this Section 6.05(b) shall cease.

(c)   The provisions of this Section 6.05 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each AJSB Indemnified Party and his or her heirs and personal representatives. NWIN shall pay all reasonable costs, including attorneys’ fees, upon the final disposition of any claim, action, suit, proceeding or investigation by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 6.05 to the fullest extent permitted under applicable law, the articles of incorporation of AJSB or the bylaws of AJSB; provided, however, such payment of costs shall be paid by NWIN in advance of the final disposition of such claim, action, suit, proceeding or investigation upon receipt of: (i) written affirmation of an Indemnified Party’s good faith belief that the Indemnified Party is eligible to receive the indemnification provided for in this Section 6.05; and (ii) an unconditional written undertaking by or on behalf of the Indemnified Party to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by NWIN as authorized in this Section 6.05.

(d)   In the event that either NWIN or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of NWIN shall assume the obligations set forth in this Section 6.05.

6.06  Changes and Supplements to NWIN Disclosure Schedules.   NWIN shall promptly supplement, amend, and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the NWIN Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the NWIN Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of NWIN contained herein materially incorrect, untrue, or misleading. No such supplement, amendment, or update shall have any effect for the purposes of determining satisfaction of the conditions set forth in Article VII or become part of the NWIN Disclosure Schedule unless AJSB shall have first consented in writing with respect thereof.

6.07  Peoples Bank Advisory Board.   NWIN agrees to reasonably consult with AJSB regarding the identification of one or more officers of AJSB or AJS Bank and/or members of AJSB’s Board of Directors to serve on the Peoples Bank Advisory Board (the “Advisory Board”), which will be comprised of three to five members and will advise Peoples Bank on various matters in AJS Bank’s existing market area. Notwithstanding any contrary provision herein, members of the Advisory Board will be determined in the sole discretion of NWIN.

6.08  Issuance of NWIN Common Stock and Consideration Availability.   The NWIN Board of Directors shall authorize and reserve the maximum number of shares of NWIN common stock to be issued pursuant to this Agreement. The NWIN common stock to be issued by NWIN to the stockholders of AJSB pursuant to this Agreement will, on the issuance and delivery to such stockholders pursuant to this Agreement, be duly authorized, validly issued, fully paid, and nonassessable. The shares of NWIN common stock to be issued to the stockholders of AJSB pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of NWIN or any other person, firm, or entity. The NWIN common stock to be issued to the stockholders of AJSB pursuant to this Agreement will not be subject to any restrictions on transfer arising under the 1933 Act, except for NWIN common stock issued to any stockholder of AJSB who may be deemed to be an “affiliate” (under the 1933 Act) of NWIN after completion of the Merger pursuant to Rule 144 of the 1933 Act. NWIN has no reason to believe it will not have a sufficient amount of cash, or have access to a sufficient amount of cash, to fulfill its obligations with respect to cash payments under this Agreement.

6.09  Failure to Fulfill Conditions.   In the event NWIN determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify AJSB.

6.10  Short-Swing Trading Exemption.   NWIN shall take all steps, as may be necessary or appropriate, to cause the transactions contemplated by Article II and any other dispositions of equity securities of AJSB (including derivative securities) or acquisitions of equity securities of NWIN in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3(d) promulgated under the Exchange Act.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01  Conditions Precedent to NWIN’s Obligations.   The obligation of NWIN to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by NWIN:

(a)   Representations and Warranties.   Each of the representations and warranties of AJSB (i) set forth in Sections 3.01, 3.02(a), 3.02(b)(i), 3.03, 3.23(a), and 3.23(n) (in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct (other than, in the case of Section 3.03(a), such failures to be true, accurate and correct as are de minimis) in accordance with its terms at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct only as of such date), and (ii) set forth in Sections 3.02(b)(ii), 3.08, and 3.36 (in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct in all material respects only as of such date). All other representations and warranties of AJSB set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, but, in each case, after giving effect to the first paragraph of Article III) shall be true, accurate, and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true, accurate, and correct unless the failure or failures of such representations and warranties to be so true, accurate, and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on AJSB.

(b)   Covenants.   Each of the covenants and agreements of AJSB shall have been fulfilled or complied with, in all material respects, at or prior to the Effective Time.

(c)   Deliveries at Closing.   NWIN shall have received from AJSB at the Closing (as defined in Section 10.01) the items and documents, in form and content reasonably satisfactory to NWIN, set forth in Section 10.02(b).

(d)   Registration Statement Effective.   NWIN shall have registered its shares of NWIN common stock to be issued to the stockholders of AJSB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares shall have been received by NWIN. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)   Regulatory Approvals.   All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any conditions, restrictions, or requirements which the Board of Directors of NWIN reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on NWIN, or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that NWIN would not have entered into this Agreement had such conditions, restrictions, or requirements been known at the date hereof.

(f)   Stockholder Approval.   The stockholders of AJSB shall have approved and adopted this Agreement as required by applicable law and the terms of this Agreement.

(g)   Officers’ Certificate.   AJSB shall have delivered to NWIN a certificate signed by its President and its Secretary, dated as of the Closing Date, certifying as to the matters set forth in Section 7.01(a) and Section 7.01(b).

(h)   Tax Opinion.   The Board of Directors of NWIN shall have received a written opinion of the law firm of Barnes & Thornburg LLP, dated as of the Closing Date, in form and content reasonably satisfactory to NWIN, to the effect that the Merger to be effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code (as described in Section 1.03 hereof) to each party hereto and to the stockholders of AJSB, except with respect to the Cash Consideration and the cash received by the stockholders of AJSB for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.05 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)   Material Proceedings.   None of NWIN, AJSB, or any of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order, or decree, which shall have been enacted, entered, promulgated, or enforced, which prohibits, prevents, or makes illegal the completion of the Merger, and no claim, litigation, or proceeding that has or would reasonably be expected to have a Material Adverse Effect on AJSB shall have been initiated relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(j)   Notice of Termination of Data Processing Agreement.   AJS Bank shall have provided notice of termination to FiServ Solutions, Inc. (“FiServ”) under that certain Master Agreement dated January 1, 2014 (including related exhibits and schedules) between AJS Bank and FiServ (the “Data Processing Agreement”).

(k)   Consents.   AJSB shall have obtained or caused to be obtained (i) all written consents, if any, required under the Material Contracts, and (ii) all permits, authorizations, other written consents, permissions, and approvals as required for the lawful consummation of this Merger and as required under all agreements, contracts, appointments, indentures, plans, trusts, or other arrangements with third parties required to effect the transactions contemplated by this Agreement.

7.02  Conditions Precedent to AJSB’s Obligations.   The obligation of AJSB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by AJSB:

(a)   Representations and Warranties.   Each of the representations and warranties of NWIN (i) set forth in 4.01, 4.02(a), 4.02(b)(i), 4.03(i), and 4.12 (in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate, and correct (other than, in the case of Section 4.03(i), such failures to be true, accurate and correct as are de minimis) as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct only as of such date) and (ii) set forth in Sections 4.02(b)(ii), and 4.07 (in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate, and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that, by their express terms, speak as of the date of this Agreement or some other date shall be true, accurate, and correct in all material respects only as of such date). All other representations and warranties of NWIN set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, but, in each case, after giving effect to the first paragraph of Article IV) shall be true, accurate, and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true, accurate, and correct unless the failure or failures of such representations and warranties to be so true, accurate, and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on NWIN.

(b)   Covenants.   Each of the covenants and agreements of NWIN shall have been fulfilled or complied with, in all material respects, at or prior to the Effective Time.

(c)   Deliveries at Closing.   AJSB shall have received from NWIN at the Closing the items and documents, in form and content reasonably satisfactory to AJSB, listed in Section 10.02(a) hereof.

(d)   Registration Statement Effective.   NWIN shall have registered its shares of NWIN common stock to be issued to the stockholders of AJSB in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations, and exemptions required to offer and sell such shares shall have been received by NWIN. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e)   Regulatory Approvals.   All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f)   Stockholder Approval.   The stockholders of AJSB shall have approved and adopted this Agreement as required by applicable Law and the terms of this Agreement.

(g)   Officers’ Certificate.   NWIN shall have delivered to AJSB a certificate signed by its Chief Executive Officer and its Secretary, dated as of the Closing Date, certifying as to the matters set forth in Section 7.02(a) and Section 7.02(b).

(h)   Tax Opinion.   The Board of Directors of AJSB shall have received a written opinion of the law firm of Luse Gorman, PC, dated as of the Closing Date, in form and content reasonably satisfactory to AJSB, to the effect that the Merger to be effected pursuant to this Agreement will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code (as described in Section 1.03 hereof) to each party hereto and to the stockholders of AJSB, except with respect to the Cash Consideration and the cash received by the stockholders of AJSB for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.05 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)   Material Proceedings.   None of NWIN, AJSB, or any Subsidiary of NWIN or AJSB, shall be subject to any statute, rule, regulation, injunction, order, or decree, which shall have been enacted, entered, promulgated, or enforced, which prohibits, prevents, or makes illegal the completion of the Merger and no claim, litigation, or proceeding that has or would reasonably be expected to have a Material Adverse Effect on NWIN shall have been initiated relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

ARTICLE VIII.

TERMINATION OF MERGER

8.01  Termination.   This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a)   by the mutual written consent of NWIN and AJSB;

(b)   by either of AJSB or NWIN by written notice to the other:

(i)   if this Agreement and the Merger are not approved by the requisite vote of the stockholders of AJSB at the meeting of stockholders of AJSB contemplated in Section 5.01;

(ii)   (x) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, or injunction, or taken any other action that permanently restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction, or other action shall have become final and non-appealable, or (y) if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial (despite the reasonable best efforts of the parties hereto to appeal or reverse such denial) has become final and non-appealable; or (z) any application, filing, or notice for a regulatory approval has been withdrawn at the request or recommendation of the applicable Governmental Authority; provided that, the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party whose failure (or the failure of any of its affiliates) to fulfill any of its obligations (excluding representations and warranties) under this Agreement has been the cause of or resulted in the occurrence of any event described in clauses (x), (y), and (z) above;

(iii)   if the consummation of the Merger shall not have occurred on or before March 31, 2019 (the “Outside Date”); provided that, the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any representation, warranty, covenant, or other agreement contained in this Agreement causes the failure of the Merger to occur on or before the Outside Date; or

(c)   by written notice from NWIN to AJSB, if:

(i)   any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date (provided, that NWIN is not then in material breach of any representation, warranty, covenant, or other agreement contained herein);

(ii)   AJSB breaches or fails to perform any of its representations, warranties, or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied prior to the Outside Date or such breach has not been cured by AJSB within 20 business days after AJSB’s receipt of written notice of such breach from NWIN (provided, that NWIN is not then in material breach of any representation, warranty, covenant, or other agreement contained herein); or

(iii)   there shall have occurred after the date of this Agreement any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstances, or state of facts, that has had, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on AJSB.

(d)   by written notice from AJSB to NWIN if:

(i)   any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date (provided, that AJSB is not then in material breach of any representation, warranty, covenant, or other agreement contained herein);

(ii)   NWIN breaches or fails to perform any of its representations, warranties, or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied prior to the Outside Date or such breach has not been cured by NWIN within 20 business days after NWIN’s receipt of written notice of such breach from AJSB (provided, that AJSB is not then in material breach of any representation, warranty, covenant, or other agreement contained herein); or

(iii)   there shall have occurred after the date of this Agreement any event, change, condition, circumstance, or state of facts, or aggregation of events, changes, conditions, circumstances, or state of facts, that has had, individually or in the aggregate, a Material Adverse Effect, whether or not covered by insurance, on NWIN.

(e)   by written notice from NWIN to AJSB:

(i)   if the AJSB Board of Directors shall fail to include its recommendation to approve the Merger in the Proxy Statement;

(ii)   in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;

(iii)   if the AJSB Board of Directors shall approve any Acquisition Proposal or publicly recommend that the holders of AJSB Common Stock accept or approve any Acquisition Proposal; or

(iv)   if AJSB shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle, or letter of intent with respect to any Acquisition Proposal.

(f)   by written notice by NWIN to AJSB if a quorum could not be convened at the meeting of stockholders of AJSB contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.

(g)   By written notice from AJSB to NWIN if the AJSB Board has approved any Acquisition Proposal or if AJSB shall have entered into a definitive agreement, agreement in principle, or letter of intent with respect to any Acquisition Proposal.

(h)   by written notice by AJSB to NWIN, at any time during the five business day period commencing on the Determination Date, if and only if both of the following conditions are satisfied: (i) the NWIN Market Value as of the Determination Date is less than $34.37 per share; and (ii) (A) the number obtained by dividing (1) the NWIN Market Value as of the Determination Date, by (2) $34.37, is less than (B) the number obtained by subtracting 0.2 from the number obtained by dividing (x) the Final Index Price, by (y) the Initial Index Price; provided, however, that if AJSB elects to exercise its termination right pursuant to this Section 8.01(h), it shall give written notice to NWIN. Within five business days following receipt of such notice, NWIN may, at its sole option (the “Fill Option”) offer to increase the Stock Consideration by either the First Trigger Fill or the Second Trigger Fill. If NWIN elects to exercise its Fill Option pursuant to this Section 8.01(h), it shall give prompt written notice to AJSB of such election and any references to “Stock Consideration” in this Agreement shall thereafter be deemed to refer to the Stock Consideration as adjusted pursuant to this Section 8.01(h). If NWIN or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(h).

For purposes of this Section 8.01(h), the following terms shall have the following meanings:

“NWIN Market Value” means, as of any specified date, the volume weighted average of the daily closing sales prices of a share of NWIN common stock as reported on the OTC Pink Marketplace for the 15 consecutive trading days immediately preceding such specified date.

“Determination Date” means the fifteenth business day prior to the scheduled Closing Date, as extended from time to time.

“Final Index Price” means the sum of the Final Prices of each company comprising the Index.

“Final Price” with respect to any company included in the Index, means the volume weighted average closing price of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the 15 consecutive trading days immediately preceding the Determination Date.

“First Trigger Fill” shall mean the Exchange Ratio multiplied by the difference between (i) $34.37 and (ii) the NWIN Market Value on the Determination Date.

“Index” means the SNL Small Cap U.S. Bank and Thrift Index, or, if such Index is not available, such substitute or similar index as substantially replicates the SNL Small Cap U.S. Bank and Thrift Index.

“Initial Index Price” means the sum of the Initial Prices of each company comprising the Index.

“Initial Price” with respect to any company belonging to the Index, means the volume weighted average closing price of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten consecutive trading days immediately preceding the date of this Agreement.

“Second Trigger Fill” shall mean the Exchange Ratio multiplied by the difference between (i) the Second Trigger Price and (ii) the NWIN Market Value on the Determination Date.

“Second Trigger Price” shall mean $34.37 multiplied by the number obtained by subtracting 0.1999 from the number obtained by dividing (i) the Final Index Price by (ii) the Initial Index Price.

8.02  Effect of Termination.

(a)   Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of NWIN or AJSB and each of their respective Subsidiaries, directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in Sections 5.06, this 8.02, and Article XI, which shall remain in full force and effect and survive any termination of this Agreement; provided that, nothing contained in this Agreement, including this Section 8.02, except for the amounts payable pursuant to subsections (b), (c), or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional or willful breach by such party of any of its representations, warranties, covenants, or other agreements contained in this Agreement or any related agreement.

(b)   AJSB shall pay to NWIN an amount in cash equal to $1,557,000 (the “Termination Fee”) if:

(i)   this Agreement is terminated by NWIN pursuant to Section 8.01(e); or

(ii)   this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of AJSB’s stockholders to approve the Agreement and the Merger by the requisite vote, or by NWIN pursuant to Section 8.01(f), and, in each case, (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is 12 months after such termination AJSB or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or

(iii)   this Agreement is terminated by either AJSB or NWIN pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is 12 months after such termination, AJSB or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or

(iv)   this Agreement is terminated by NWIN pursuant to Section 8.01(c)(i), or (ii), as a result of an intentional, willful, or grossly negligent breach or nonperformance by AJSB of any representation, warranty, or covenant contained in this Agreement and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is 12 months after such termination, AJSB or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or

(v)   This Agreement is terminated by AJSB pursuant to Section 8.01(g).

(c)   Any fee due under Section 8.02(b) shall be paid by AJSB by wire transfer of same day funds within two business days after written demand for payment is made by NWIN.

(d)   In the event NWIN would be entitled to the Termination Fee pursuant to Section 8.02(b), then NWIN may elect, in its sole discretion, to terminate this Agreement and require the payment of such Termination Fee, in which event the Termination Fee shall be the sole and exclusive remedy for such termination event and such fee shall constitute liquidated damages; provided that, this Agreement shall not be terminated until the Termination Fee is paid in full. AJSB acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, NWIN would not have entered into this Agreement. Accordingly, if AJSB fails promptly to pay the Termination Fee, and, in order to obtain such payment, NWIN commences a suit that results in a judgment against AJSB for the Termination Fee, AJSB shall also pay to NWIN its reasonable costs and expenses (including attorneys’ and accountants’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time specified in the Articles of Merger of NWIN and AJSB as filed with the Indiana Secretary of State and the Maryland Department of Assessments and Taxation (the “Effective Time”). Unless

otherwise mutually agreed to by the parties hereto, the parties shall cause the Effective Time to occur within ten business days after the later to occur of (a) all conditions precedent to the Merger set forth in this Agreement have been fulfilled, and (b) all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger have expired.

ARTICLE X.

CLOSING

10.01  Closing Date and Place.   So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place on the date determined to be the date of the Effective Time by Article IX hereof (the “Closing Date”) at a location to be reasonably determined by NWIN.

10.02  Deliveries.

(a)   At the Closing, NWIN will deliver to AJSB the following:

(i)   the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii)   copies of all Regulatory Approvals necessary to consummate the Merger;

(iii)   copies of the resolutions adopted by the Board of Directors of NWIN, certified by the Secretary of NWIN relative to the approval of this Agreement and the Merger;

(iv)   the tax opinion required by Section 7.01(h) hereof;

(v)   evidence of the purchase of director and officer liability insurance for the benefit of the AJSB Indemnified Parties in accordance with Section 6.05; and

(vi)   such other documents and information as AJSB or its legal counsel may reasonably request.

(b)   At the Closing, AJSB will deliver to NWIN the following:

(i)   the officers’ certificate contemplated by Section 7.01(g) hereof;

(ii)   copies of the resolutions adopted by the Board of Directors and stockholders of AJSB certified by the Secretary of AJSB relative to the approval of this Agreement and the Merger;

(iii)   the tax opinion required by Section 7.02(h) hereof; and

(iv)   such other documents and information as NWIN or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01  Effective Agreement.   This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided that, neither this Agreement nor any of the rights, interests, or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. Except as provided by Section 6.05 (dealing with rights to indemnification and advancements of expenses, and the rights to insurance coverage, provided to certain persons), the representations, warranties, covenants, and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, other than the right of AJSB, on behalf of its stockholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.

11.02  Waiver; Amendment.

(a)   The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions, or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b)   This Agreement may be amended, modified, or supplemented only by a written agreement executed by the parties hereto.

11.03  Notices.   All notices, requests, and other communications hereunder will be in writing and will be deemed to have been duly given if (i) delivered by hand and receipted for, (ii) delivered by certified United States Mail, return receipt requested, first class postage pre-paid (and confirmed by the delivery of an e-mail or facsimile transmission to the receiving party at the e-mail address or facsimile number provided by the receiving party), or (iii) delivered by overnight express receipted delivery service as follows:

If to NWIN:	with a copy (which shall not constitute notice) to:
NorthWest Indiana Bancorp	Barnes & Thornburg LLP
9204 Columbia Avenue	11 South Meridian Street
Munster, IN 46321	Indianapolis, IN 46204-3535
Attn: Benjamin J. Bochnowski	Attn: David P. Hooper
President and CEO
And
If to AJSB:	with a copy (which shall not constitute notice) to:
AJS Bancorp, Inc.	Luse Gorman, PC
14757 S. Cicero Avenue	5335 Wisconsin Avenue, NW, Suite 780
Midlothian, IL 60445	Washington, DC 20015
Attn: Jerry A. Weberling	Attn: Benjamin M. Azoff
Chief Executive Officer,	Gregory Sobczak
President, and Chief Financial Officer

or such substituted address or Person as any of them has given to the other in writing. All such notices, requests, or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five business days after deposit with the United States Postal Service; or (c) if delivered by overnight express delivery service, on the next business day after deposit with such service.

11.04  Headings.   The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05  Severability.   In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision or provisions had never been contained herein.

11.06  Counterparts; Facsimile.   This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07  Governing Law; Enforcement; Specific Performance; Jury Trial.   This Agreement (and any and all other documents, agreements, and instruments entered into in connection with the Merger and any related transaction; collectively, the “Related Agreements”) shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the parties hereto relating to this Agreement or any Related Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Lake County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any provision of this Agreement or any Related Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement or any Related Agreement and to enforce specifically the terms and provisions of this Agreement or any Related Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY RELATED AGREEMENT.

11.08  Entire Agreement.   This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations, or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreements dated January 29, 2018 and June 14, 2018 by and between the parties (collectively, the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.09  Survival of Representations, Warranties, or Covenants.   Except as set forth in the following sentence, none of the representations, warranties, or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter the parties will have no further liability with respect thereto. The covenants contained in Sections 5.06 and 8.02 and this Article XI shall survive termination of this Agreement and remain in full force and effect. The covenants contained in Sections 1.01, 1.05, 2.06, 5.16(d), 5.18, 6.03, 6.05, 6.07, 6.08 and all of the provisions of this Article XI shall survive the Effective Time.

11.10  Expenses.   Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.11  Certain References.   Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine, and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. For purposes of this Agreement, the term “business day” means any day except Saturday and Sunday when Peoples Bank in Munster, Indiana, is open for the transaction of business.

[Signature Page Follows.]

In Witness Whereof, NWIN and AJSB have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts, and delivered by their duly authorized officers.

NorthWest Indiana Bancorp

By:	/s/ Benjamin J. Bochnowski
Benjamin J. Bochnowski, President & Chief
Executive Officer
AJS Bancorp, Inc.

By:	/s/ Jerry A. Weberling
Jerry A. Weberling, Chief Executive Officer,
President, and Chief Financial Officer

Index of Exhibits

Exhibit 1.05	Bank Merger Agreement
Exhibit 2.03	Option Cancellation Agreement
Exhibit 5.01	Form of Voting Agreement
Exhibit 5.19(i)	Form of Mutual Termination of Change in Control Agreement

exhibit 1.05

BANK MERGER AGREEMENT

THIS BANK MERGER AGREEMENT (this “Agreement”) dated as of the    day of             , 2018, is entered into by and between Peoples Bank Sb(“Surviving Bank”), an Indiana state chartered savings bank and wholly-owned subsidiary of NorthWest Indiana Bancorp, an Indiana corporation (“Holding Company”), and A.J. Smith Federal Savings Bank, a federally chartered savings bank (“Merging Target Bank”), and wholly-owned subsidiary of AJS Bancorp, Inc. (“AJSB”).

Recitals

WHEREAS, Holding Company and AJSB have entered into an Agreement and Plan of Merger, dated as of July 30, 2018 (the “Agreement of Merger”), providing for an acquisition transaction in which AJSB will merge with and into Holding Company (the “Merger”); and immediately thereafter or simultaneously therewith, Merging Target Bank will merge with and into Surviving Bank with the Surviving Bank as the resulting institution (the “Bank Merger”);

WHEREAS, the Boards of Directors and sole shareholders of Surviving Bank and Merging Target Bank each have adopted resolutions approving this Agreement and authorized the Bank Merger contemplated hereby.

NOW, THEREFORE, the parties hereto, in consideration of amounts to be paid pursuant to the Agreement of Merger and subject to the terms and conditions of this Agreement, agree as follows:

ARTICLE I
BANK MERGER

Section 1.1   Effective Time of Bank Merger.   Effective as of __________ (the “Effective Time of the Bank Merger”), Merging Target Bank shall be merged with and into Surviving Bank, and Surviving Bank shall be the surviving institution (the “Surviving Institution”).

ARTICLE II
ARTICLES, BY-LAWS, ETC.

Section 2.1   Articles of Incorporation.   At the Effective Time of the Bank Merger, the Articles of Incorporation of Surviving Bank in effect immediately prior to the Effective Time of the Bank Merger shall continue to be the Articles of Incorporation of the Surviving Institution.

Section 2.2   By-Laws.   At the Effective Time of the Bank Merger, the By-Laws of Surviving Bank in effect immediately prior to the Effective Time of the Bank Merger shall continue to be the By-Laws of the Surviving Institution.

Section 2.3   Directors and Officers.   At the Effective Time of the Bank Merger, the directors of Surviving Bank shall continue to be the directors of the Surviving Institution, and the officers of Surviving Bank then holding office shall continue to be the officers of the Surviving Institution, in each case, subject to the Surviving Institution’s Articles of Incorporation and By-Laws and applicable law as to the term and removal of directors and officers.

Section 2.4   Home Office.   The main office of Surviving Bank located at 9204 Columbia Avenue, Munster, Indiana 46321, and all branch offices of Surviving Bank immediately prior to the Bank Merger shall continue to be the main office and branch offices, respectively, of the Surviving Institution at the Effective Time of the Bank Merger. The main office and branch offices of Merging Target Bank immediately prior to the Bank Merger shall become branch offices of the Surviving Institution at the Effective Time of the Bank Merger.

ARTICLE III
MANNER OF CONVERTING AND EXCHANGING
MERGING TARGET BANK STOCK

Section 3.1   Converting and Exchanging Shares.    Subject to the provisions of this Article III, the manner of converting and exchanging the outstanding common shares of Surviving Bank and Merging Target Bank at the Effective Time of the Bank Merger shall be as follows:

(a)   Each of the shares of common stock of Surviving Bank (“Surviving Bank Common Stock”), outstanding immediately prior to the Effective Time of the Bank Merger shall remain outstanding immediately after the Effective Time of the Bank Merger.

(b)   Each of the _____ shares of the common stock, $0.01 par value per share, of Merging Target Bank (the “Merging Target Bank Common Stock”) outstanding immediately prior to the Effective Time of the Bank Merger shall, at the Effective Time of the Bank Merger, be cancelled without additional consideration therefor.

Section 3.2   Transfer of Shares.    After the Effective Time of the Bank Merger, there shall be no transfers on the stock transfer books of Merging Target Bank or the Surviving Institution of any shares of Merging Target Bank Common Stock.

ARTICLE IV
MISCELLANEOUS

Section 4.1   Effect of Bank Merger.   From and after the Effective Time of the Bank Merger, the Surviving Institution shall have all of the rights, privileges, powers, immunities, and franchises (public and private) of each of the constituent corporations, and all property (real, personal, and mixed), all debts due on whatever account, and all other choses in action, of each of the constituent corporations. All interests of or belonging to or due to either of the constituent corporations shall thereupon be deemed to be transferred to and vested in the Surviving Institution without act or deed and no title to any real estate or any interest therein vested in either of the constituent corporations shall revert or be in any way impaired because of the Bank Merger.

Section 4.2   Obligations of Surviving Institution.   From and after the Effective Time of the Bank Merger, the Surviving Institution shall be responsible for all obligations of the Merging Target Bank and each claim existing and each action or proceeding pending by or against the Merging Target Bank may be prosecuted as if the Bank Merger had not taken place, and the Surviving Institution may be substituted in the place of the Merging Target Bank. No right of any creditor of the Merging Target Bank and no lien upon the property of the Merging Target Bank shall be impaired by the Bank Merger.

Section 4.3   Further Documents.   If at any time the Surviving Institution shall consider or be advised that any further assignments, conveyances, or assurances in law are necessary or desirable to vest, perfect, or confirm of record in the Surviving Institution the title to any property or rights of the Merging Target Bank, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the Merging Target Bank immediately prior to the Effective Time of the Bank Merger (or their successors in office) shall execute and deliver any and all proper deeds, assignments, and assurances in law, and do all things necessary or proper, to vest, perfect, or confirm title to such property or rights in the Surviving Institution and otherwise to carry out the provisions hereof.

Section 4.4   Termination.   This Agreement shall terminate automatically upon termination of the Agreement of Merger.

Section 4.5   Governing Law.   This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Indiana, without regard to conflict of law principles.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be effective as of the day and year first written above.

Peoples Bank SB	A.J. Smith Federal Savings Bank

By:	By:
Printed:	Printed:
Title:	Title:

Exhibit 2.03

OPTION CANCELLATION AGREEMENT

The undersigned represents and warrants that he/she is the legal and beneficial owner of one or more options to purchase shares of common stock, $0.01 par value, of Ajs Bancorp, Inc. (“AJSB”) which was issued to the undersigned under the AJS Bancorp, Inc. 2014 Equity Incentive Plan, as described on Schedule 1 attached hereto (the “Options”). The Options are evidenced by one or more stock option grant agreements (the “Stock Option Agreements”).

The undersigned acknowledges that AJSB has agreed to merge with NorthWest Indiana Bancorp (“NWIN”), and acknowledges and agrees that in connection therewith, the holders of the AJSB stock options are required to convert their stock options into cash pursuant to Section 2.03 of the Agreement and Plan of Merger dated July 30, 2018 between AJSB and NWIN.

The undersigned (i) acknowledges and agrees that he/she shall be entitled to receive, in connection with the merger and payable by AJSB immediately prior to the Effective Time of the merger, a cash payment equal to the difference between $16.00 and the per share exercise price for each share of AJSB common stock subject to the Options, including any non-vested options, owned by the undersigned; provided that, there shall be withheld from such cash payment any taxes required to be withheld by applicable law; and (ii) recognizes and agrees that the Stock Option Agreements (and all other agreements or instruments evidencing the ownership of the Options held by the undersigned) shall be cancelled and be of no further force and effect upon the payment noted above.

In Witness Whereof, the undersigned has executed this Agreement on the ____ day of ______, 2018.

Optionholder

Signature

Name Printed

Accepted and agreed to this ____ day of _____, 2018.

NorthWest Indiana Bancorp

By:
Printed:
Title:

Schedule 1

Stock Options

Date of Grant:	No. of Options:	Exercise Price:		Amount of Payment at Closing Date
		$	__________	$	__________
		$	__________	$	__________
		$	__________	$	__________
		$	__________	$	__________
		$	__________	$	__________
Total		N/A		$	__________

Exhibit 5.01

Voting Agreement

Each of the undersigned, being all of the directors and executive officers of Ajs Bancorp, Inc. (“AJSB”) solely in their capacity as stockholders and having, in the case of the AJSB directors, voted for the approval and adoption by AJSB of that certain Agreement and Plan of Merger (“Agreement and Plan of Merger”) among AJSB and Northwest Indiana Bancorp (“NWIN”), whereby NWIN will acquire all of the outstanding capital stock of AJSB in exchange for cash consideration and shares of NWIN common stock, no par value per share (the “Holding Company Merger”), in consideration of the benefits to be derived from the consummation of such merger and in consideration of the mutual agreements made in the Agreement and Plan of Merger and herein, and in order to induce NWIN to execute and deliver the Agreement and Plan of Merger to AJSB and to proceed with the consummation of the Holding Company Merger and to incur the expenses required in connection therewith, hereby irrevocably covenants and agrees with one another and with each of the parties to such Agreement and Plan of Merger that the undersigned:

(a)   will support the consummation of the Holding Company Merger and any merger of any AJSB subsidiaries, including A.J. Smith Federal Savings Bank, and, subject to fiduciary duties and Section 5.06 of the Agreement and Plan of Merger, will recommend the Holding Company Merger for approval and adoption by the stockholders of AJSB;

(b)   will vote all shares of common stock of AJSB (“AJSB Common Stock”) now or hereafter beneficially owned by him or her, in person or by proxy, at any meeting of the stockholders of AJSB or adjournments thereof, in favor of the approval and adoption of the Agreement and Plan of Merger and the Holding Company Merger (provided that the term “AJSB Common Stock” shall not include: (1) any securities beneficially owned by the undersigned as a trustee or fiduciary except where the undersigned has sole voting discretion over such shares, and (2) any unexercised stock options to purchase shares of AJSB Common Stock); and

(c)   until the earlier of (a) such time as the Agreement and Plan of Merger has been approved at a meeting of the stockholders of AJSB, or an adjournment thereof, or (b) the Agreement and Plan of Merger has been duly terminated in accordance with the provisions thereof, will not transfer any shares of AJSB Common Stock, or any right or option with respect thereto or any interest therein, without first obtaining from the transferee thereof and furnishing to NWIN a written agreement of such transferee substantially to the effect of the agreements herein made and in form and substance acceptable to NWIN. Notwithstanding the foregoing, nothing herein shall prevent the following transfers of AJSB Common Stock: (i) transfers by will or by operation of law (in which case this Voting Agreement shall bind the transferee); (ii) transfers for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Voting Agreement; (iii) surrender AJSB Common Stock to AJSB in connection with the vesting, settlement, or exercise of AJSB equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement, or exercise, or, in respect of the AJSB equity awards, the exercise price thereon, or (iv) as NWIN may otherwise consent to in writing, which such consent shall not be unreasonably withheld.

The undersigned represents and warrants that he or she (except to the extent indicated below) is the sole record and/or beneficial owner of (and has sole rights to vote and to dispose of) the number of shares of AJSB Common Stock indicated beside his or her signature below.

This Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (a) the consummation of the Holding Company Merger; (b) the termination of the Agreement and Plan of Merger in accordance with its terms; or (c) the taking of such action whereby a majority of AJSB’s Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Agreement and Plan of Merger, withdraws its favorable recommendation of the Agreement and Plan of Merger to the stockholders of AJSB.

This Voting Agreement may be executed in one or more counterparts and delivered by facsimile, pdf, or other means of electronic communication, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the parties hereto relating to this Voting Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Lake County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Voting Agreement and to enforce specifically the terms and provisions of this Voting Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity.

WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS VOTING AGREEMENT.

[Remainder of Page Intentionally Left Blank.]

Executed and Delivered as of July 30, 2018.

Directors:

(36,076 shares)
Raymond J. Blake
Chairman of the Board

(30,955 shares)
Roger J. Aurelio
Director

(23,780 shares)
Richard J. Nogal
Director

(35,105 shares)
Michael H. Rose
Director

(17,485 shares)
Jerry A. Weberling
Director, Chief Executive Officer, President and Chief Financial Officer

Executive Officer:

(30,631 shares)
Donna J. Manuel
Senior Vice President, Loan Operations Officer

[Signature Page to Voting Agreement]

EXHIBIT 5.19(i)

MUTUAL TERMINATION OF CHANGE IN CONTROL AGREEMENT

THIS MUTUAL TERMINATION OF CHANGE IN CONTROL AGREEMENT (“Agreement”) is entered into on this _____ day of __________, 2018, but effective as of the Effective Time (as defined herein), by and among Ajs Bancorp, Inc. (“AJSB”), A.J. Smith Federal Savings Bank (“AJS Bank”), NorthWest Indiana Bancorp (“NWIN”), a registered financial holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, Peoples Bank SB (“Peoples Bank”), a wholly-owned Indiana state chartered savings bank subsidiary of NWIN, and [__________], the current [__________] of AJSB and AJS Bank (the “Executive”) (hereinafter collectively referred to as the “Parties”).

Recitals

WHEREAS, AJS Bank and the Executive entered into a certain Change in Control Agreement, dated as of [__________], 20[___] (the “Change in Control Agreement”); and

WHEREAS, pursuant to that certain Agreement and Plan of Merger dated July 30, 2018, by and between AJSB and NWIN (the “Merger Agreement”), AJSB shall be merged with and into NWIN (the “Merger”) effective as of the date and time as provided in the Merger Agreement (the “Effective Time”); and

WHEREAS, in connection with the Merger, the Parties hereto desire to terminate the Change in Control Agreement and distribute the amounts payable thereunder to the Executive; and

WHEREAS, AJS Bank has agreed to pay the Executive additional payments as set forth in this Agreement, payments the Executive acknowledges the Executive does not otherwise have a right to receive, in consideration for various covenants and agreements as set forth in herein; and

NOW, THEREFORE, in consideration of the mutual promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Terms and Conditions

Section 1.   Termination of Change in Control Agreement.   The Parties hereby agree that at the Effective Time the Change in Control Agreement shall terminate and the Executive’s employment with AJSB and AJS Bank shall cease, and all of the Executive’s rights to compensation, payments, and/or benefits under the Change in Control Agreement or with respect to the Executive’s employment with AJSB or AJS Bank shall cease (except: (i) any vested benefits to which the Executive is entitled under any tax-qualified retirement plan sponsored by AJSB or AJS Bank that is designed to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) any accrued, but unpaid salary, bonus, profit sharing and/or vacation pay or similar pay, to the extent consistent with Section 5.03(a)(vi) of the Merger Agreement; (iii) the payment of any vested benefits under non-qualified plans of AJSB or AJS Bank; (iv) obligations regarding accelerated vesting and/or the cash payment in lieu of equity awards granted under any AJSB equity plan or arrangement to Executive and that are outstanding immediately prior to the closing date of the Merger; (v) any payment or benefit to Executive or Executive’s dependents or beneficiaries under any other AJS Bank or AJSB group disability or life insurance plan, arrangement or policy or any right continued COBRA coverage under any group health plan of AJSB, AJS Bank, NWIN or Peoples Bank, as applicable or (vi) any amounts payable under Section 2 of this Agreement), effective as of the Effective Time. Notwithstanding the foregoing, the Executive hereby acknowledges and agrees that the Amount (as defined below) to be paid to the Executive hereunder is in lieu of any severance benefits (with the exception of any accrued vacation or payment pursuant to any consulting arrangement between Executive and NWIN) that would otherwise be available to the Executive under any severance pay policy or practice of AJSB or its subsidiaries or affiliates, or NWIN or its subsidiaries or affiliates, in the event that the Executive’s employment with either AJSB, AJS Bank, NWIN, or Peoples Bank, or any of their subsidiaries or affiliates, terminates for any reason.

Section 2.   Consideration.

(a)   Subject to Section 4, as consideration for the Executive to enter into this Agreement and its attachments, appendices, and exhibits, and to terminate the Change in Control Agreement with AJS Bank, AJSB or AJS Bank shall pay to the Executive (i) an amount equal to $__________, representing the amount to which the Executive is entitled to be paid under the terms of the Change in Control Agreement upon the consummation of the Merger (the “Change in Control Payment); plus (ii) additional consideration of $__________ (the “Additional Consideration,” and together with the Change in Control Payment, the “Amount”), in each case less any withholdings for applicable taxes required by law. Subject to the foregoing, AJSB or AJS Bank shall pay the Amount to the Executive in a lump sum on the Effective Time. As a point of clarification, NWIN and AJSB agree and acknowledge that the Additional Consideration shall not reduce or impact the calculation of the AJSB Adjusted Consolidated Stockholders’ Equity (as defined in the Merger Agreement) for purposes of Section 2.02 of the Merger Agreement.

(b)   The Executive hereby acknowledges and agrees that: (i) the Change in Control Payment is a sum which is equivalent to the sum to which the Executive would otherwise be entitled under Section 3 of the Change in Control Agreement in the event of a Change in Control (as defined in the Change in Control Agreement); (ii) the Additional Consideration is consideration in addition to anything of value to which the Executive is already entitled; and (iii) except as provided in this Agreement and pursuant to the Merger Agreement, the Executive is not entitled to receive any further compensation, payments, and/or employee benefits under the Change in Control Agreement.

Section 3.   Governing Law, Jurisdiction, Venue, and Waiver of Jury Trial.   To the extent subject to Section 409A of the Code, this Agreement will be administered to comply with the provisions thereof and the regulations thereunder. To the extent not inconsistent with the previous sentence, this Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without reference to the choice of law principles or rules thereof. The Parties hereto irrevocably consent to the jurisdiction and venue of the state court for the State of Illinois located in Chicago, Illinois, or the Federal District Court for the Northern District of Illinois, located in Cook County, Illinois, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. Notwithstanding the foregoing, AJSB or AJS Bank, or the successors of each, reserve the right to pursue injunctive relief in any state or federal court of proper jurisdiction and venue. EACH OF THE PARTIES WAIVES ANY RIGHTS THAT IT MAY HAVE TO BRING A CAUSE OF ACTION IN ANY COURT OR IN ANY PROCEEDING INVOLVING A JURY TO THE MAXIMUM EXTENT PERMITTED BY LAW.

Section 4.   Restrictive Covenants.

(a)   Non-Solicitation.   The Executive covenants that, for a period of 18 months following the termination of the Executive’s employment with Peoples Bank, or, if the Executive is not employed by Peoples Bank at the Effective Time, the termination of Executive’s employment with AJSB and AJS Bank, the Executive shall not: (i) directly recruit any person who is an employee of Peoples Bank; (ii) solicit, encourage, or induce any such employee to leave Peoples Bank’s employ; or (iii) solicit, encourage, or induce any customer of Peoples Bank to cease doing or reduce such customer’s level of business with Peoples Bank.

(b)   Non-Disclosure.   At all times during and after the termination of the Executive’s employment with AJSB or AJS Bank, the Executive shall not (i) directly or indirectly disclose, provide, or discuss any Confidential Information (defined below) with or to any person other than those directors, officers, employees, representatives, and agents of NWIN or Peoples Bank who need to know such Confidential Information for a proper corporate purpose, and (ii) directly or indirectly use any Confidential Information (A) to compete against NWIN or Peoples Bank, or (B) for the Executive’s own benefit or for the benefit of any person or entity other than NWIN and Peoples Bank.

(c)   Confidential Information.   For purposes of this Agreement, the term “Confidential Information” means any and all:

(i)   materials, records, data, documents, lists, writings, and information (whether in writing, printed, verbal, electronic, computerized, on disk or otherwise) relating or referring in any manner to the business, operations, affairs, financial condition, results of operation, cash flow, assets, liabilities, sales, revenues, income, estimates, projections, policies, strategies, techniques, methods, products, developments, suppliers, relationships, and/or customers of AJSB, AJS Bank, NWIN, Peoples Bank, or any affiliate of any of them that are not generally known by the public at large and/or which provide any of the foregoing entities with a competitive advantage;

(ii)   “trade secrets” of AJSB, AJS Bank, NWIN, Peoples Bank, or any affiliate of any of them, as defined under Indiana law; and

(iii)   any and all copies, summaries, analyses, and extracts which relate or refer to or reflect any of the items set forth in (i) or (ii) above. The Executive agrees that all Confidential Information is confidential and is and at all times will remain the property of NWIN.

Notwithstanding the foregoing, Confidential Information shall not include any information regarding the business activities of AJSB, AJS Bank, NWIN, Peoples Bank or any affiliate regarding their business activities to any bank regulator having regulatory jurisdiction over their activities pursuant to a formal regulatory request. Moreover, nothing in this Agreement limits Executive’s ability to file a charge or complaint with the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”) about a possible securities law violation without approval of AJSB, AJS Bank, NWIN, Peoples Bank or any affiliate. Executive further understands that this Agreement does not limit Executive’s ability to communicate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to AJSB, AJS Bank, NWIN, Peoples Bank or any affiliate related to the possible securities law violation. This Agreement does not limit Executive’s right to receive any resulting monetary award for information provided to any Government Agency.

Section 5.   Access to and Return of Confidential Information.

(a)   The Executive understands, acknowledges, and agrees that during the course of the Executive’s employment with AJSB and AJS Bank the Executive has gained and will gain information regarding, knowledge of, and familiarity with the Confidential Information and that if the Confidential Information was disclosed by the Executive, NWIN would suffer irreparable damage and harm. The Executive understands, acknowledges, and agrees that the Confidential Information derives substantial economic value from, among other reasons, not being known or readily ascertainable by proper means by others who could obtain economic value therefrom upon disclosure. The Executive acknowledges and agrees that NWIN uses reasonable means to maintain the secrecy and confidentiality of the Confidential Information.

(b)   The Executive covenants and agrees:

(i)   to keep all Confidential Information subject to NWIN’s custody and control and to promptly return to NWIN all Confidential Information that is still in the Executive’s possession or control at the termination of the Executive’s employment with Peoples Bank, or, if the Executive is not employed by Peoples Bank at the Effective Time, at the termination of Executive’s employment with AJSB and AJS Bank; and

(ii)   promptly upon termination of the Executive’s employment with Peoples Bank, or, if the Executive is not employed by Peoples Bank at the Effective Time, at the termination of Executive’s employment with AJSB and AJS Bank, to return to NWIN, at NWIN’s principal office, all vehicles, equipment, computers, credit cards, and other property of NWIN and Peoples Bank and to cease using any of the foregoing.

Section 6.   Periods of Noncompliance and Reasonableness of Periods.   The restrictions and covenants contained in Section 4 shall be deemed not to run during all periods of noncompliance, the intention of the parties hereto being to have such restrictions and covenants apply during the term of this Agreement and for the full periods specified in Section 4. The parties hereto understand, acknowledge, and agree that the restrictions and covenants contained in Section 4 are reasonable in view of the nature of the business in which NWIN and Peoples Bank are engaged, the Executive’s position with Peoples Bank, and the Executive’s advantageous knowledge of and familiarity with the business, operations, affairs, employees, and customers of NWIN and Peoples Bank.

The restrictions and covenants contained in Section 4 are essential terms and conditions to AJSB, AJS Bank, NWIN, and Peoples Bank entering into this Agreement, and shall be construed as independent of any other provision in this Agreement. The existence of any claim or cause of action the Executive has against NWIN or Peoples Bank, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by NWIN or Peoples Bank of these covenants.

AJSB’s and/or AJS Bank’s obligation to pay any amounts otherwise payable to the Executive pursuant to this Agreement or any other agreement or arrangement shall immediately terminate in the event that the Executive breaches any of the provisions of Section 4. Notwithstanding the foregoing:

(a)   the covenants of the Executive set forth in Section 4 shall continue in full force and effect and be binding upon the Executive;

(b)   NWIN and Peoples Bank shall each be entitled to the remedies specified in Section 7; and

(c)   NWIN and Peoples Bank shall each be entitled to its damages, costs, and expenses (including, without limitation, reasonable attorneys’ fees and expenses) resulting from or relating to the Executive’s breach of any of the provisions of Section 6.

Section 7.   Remedies.   The Executive agrees that NWIN shall suffer irreparable damage and injury and shall not have an adequate remedy at law in the event of any actual, threatened, or attempted breach by the Executive of any provision of Section 4. Accordingly, in the event of a breach or a threatened or attempted breach by the Executive of any provision of Section 4, in addition to all other remedies to which NWIN is entitled at law, in equity, or otherwise, it may be entitled to a temporary restraining order and a permanent injunction or a decree of specific performance of any provision of Section 4. The foregoing remedies shall not be deemed to be the exclusive rights or remedies of NWIN for any breach of or noncompliance with this Agreement by the Executive but shall be in addition to all other rights and remedies available to it at law, in equity, or otherwise.

Section 8.   Limitation of Benefit.   Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Code, then the payments made to the Executive shall be limited to the greatest amount payable without triggering the tax under Code Section 4999. All necessary calculations shall be done by an outside party as agreed to jointly by NWIN and the Executive.

Section 9.   Binding Effect; Assignment.   This Agreement shall be binding upon and inure to the benefit of AJSB, AJS Bank, NWIN and Peoples Bank and their respective successors and assigns. This Agreement may be assigned, without the prior consent of the Executive to a successor of AJSB or AJS Bank (and the Executive hereby consents to the assignment of the covenants under this Agreement to a purchaser of all or substantially all of the stock of AJSB or AJS Bank, by merger or otherwise) and, upon the Executive’s death, this Agreement shall terminate except to the extent any payments remain due Executive in which case the payments shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.

Section 10.   Entire Agreement.   This Agreement and the Merger Agreement (as applicable with respect to this Agreement), including all attachments, appendices, and exhibits hereto, comprises the entire agreement between the Parties with respect to the subject matter hereof and supersedes all earlier agreements (whether oral or written) relating to the subject matter hereof.

Section 11.   Waiver; Amendment.   No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the parties to be bound. The waiver by any Party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by parties to be bound thereto.

Section 12.   Severability.   All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision of this Agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement; provided, however, that should any judicial body interpreting this Agreement deem any provision to be unreasonably broad in time, territory, scope or otherwise, the parties intend for the judicial body, to the greatest extent possible, to reduce the breadth of the provision to the maximum legally allowable parameters rather than deeming such provision totally unenforceable or invalid.

Section 13.   Further Assurances.   Each of the Parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged, and delivered at any time and from time to time upon the request of any other Parties hereto, all such further acts, documents, and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.

Section 14.   Notice.   Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to AJSB or AJS Bank:
At Executive’s last known address on file with AJS Bank.	Attn: Chairman of the Board
14757 S. Cicero Avenue Midlothian, Illinois 60445

If to NWIN or Peoples Bank: Attn: CFO 9204 Columbia Avenue Munster, Indiana 46321

or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.

Section 15.   Headings.   The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation, construction, or enforcement of this Agreement.

Section 16.   Release.   For and in consideration of the foregoing covenants and promises made by AJSB and AJS Bank, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release AJSB, AJS Bank, NWIN and Peoples Bank and all other persons named in the Release (defined below) from any and all causes of action that the Executive has or may have against them before the effective date of the Release, other than a breach of this Agreement. The Executive shall execute a separate Release of All Claims substantially in the form attached hereto as Appendix A (the “Release”), which shall be executed within 7 days prior to the Effective Time. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON THE SIGNING, FILING, AND NOT REVOKING THE RELEASE OF ALL CLAIMS WITHIN THE PERIODS REQUIRED BY LAW AND AS PROVIDED IN THE RELEASE OF ALL CLAIMS.

Section 17.   Review and Consultation.   The Parties hereby acknowledge and agree that each (a) has read this Agreement in its entirety prior to executing it, (b) understands the provisions and effects of this Agreement, (c) has consulted with such attorneys, accountants, and financial and other advisors as it or he has deemed appropriate in connection with their respective execution of this Agreement, and (d) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM NWIN OR PEOPLES BANK OR THEIR LEGAL COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Mutual Termination of Change in Control Agreement as of the day and year first above written.

EXECUTIVE

[______]
AJS Bancorp, Inc.	A.J. Smith Federal Savings Bank

By:	By:

Its:	Its:

NorthWest Indiana Bancorp	Peoples Bank SB

By:	By:

Its:	Its:

APPENDIX A

RELEASE OF ALL CLAIMS

FOR VALUABLE CONSIDERATION, including the payment to [__________] (the “Executive”) of certain payments pursuant to the Mutual Termination of Change in Control Agreement dated [__________], 2018 (the “Termination Agreement”) between the Executive and AJS Bancorp, Inc. (“AJSB”) and its wholly-owned subsidiary A.J. Smith Federal Savings Bank (“AJS Bank”), NorthWest Indiana Bancorp (“NWIN”), and its wholly-owned subsidiary Peoples Bank SB (“Peoples Bank”), with such Termination Agreement to be effective as of the Effective Time of the merger (the “Merger”) of AJSB with and into NWIN pursuant to the Agreement and Plan of Merger dated July 30, 2018 by and between NWIN and AJSB, the Executive hereby makes this Release of All Claims (“Release”) in favor of NWIN, Peoples Bank, AJSB, and AJS Bank, and their successors and assigns (including all subsidiaries and affiliates) (collectively the “Released Parties”) and its agents as set forth herein. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Termination Agreement.

Section 1.   The Executive releases, waives and discharges the Released Parties and their agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Released Parties, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, this Release shall not apply to any claim based on the Released Parties’ breach of Sections 1 or 2 of the Termination Agreement, nor to any claim based on the following: (i) the payment of the Merger Consideration (as defined in the Merger Agreement) with respect to the Executive’s common stock of AJSB, as contemplated by the Merger Agreement; (ii) rights to indemnification under applicable corporate law, the organization documents of AJSB or AJS Bank, as an insured under any director’s and officer’s liability policy or pursuant to the Merger Agreement; (iii) any claim that Executive may have against any Released Party arising out of any service provided by Executive to Peoples Bank or any affiliate after the Effective Time; or (iv) any whistleblower claim as contemplated by Section 4(c) of the Termination Agreement. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; the Family and Medical Leave Act (to the extent that FMLA claims may be released under governing law), the Illinois Civil Rights Act, the Indiana Civil Rights Act, the Illinois Wage Payment and Wage Claims Act, the Indiana Wage Payment and Wage Claims Acts, any Federal or State wage and hour laws and all other similar Federal or State statutes; and any and all tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.

Section 2.   The Executive further acknowledges that the Released Parties have advised the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.

Section 3.   The Executive agrees that the Executive is signing this Release of Executives own free will and is not signing under duress.

Section 4.   In the event the Executive is 40 years of age or older, the Executive acknowledges that the Executive has been given a period of 21 days to review and consider a draft of this Release in substantially the form of the copy now being executed and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the 21-day period as the Executive wishes prior to signing, and the Executive has done so.

Section 5.   In the event the Executive is 40 years of age or older, the Executive has been advised and understands that the Executive may revoke this Release within seven days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:

NorthWest Indiana Bancorp (successor-by-merger to AJS Bancorp, Inc.)
14757 S. Cicero Avenue
Midlothian, Illinois 60445
Attn: CFO

NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.

Section 6.   The “Released Parties and their agents,” as used in this Release, means each of the Released Parties, their subsidiaries, affiliated or related corporations or associations, their predecessors, successors, and assigns, and the directors, officers, managers, supervisors, employees, representatives, servants, agents, and attorneys of the entities above described, and all persons acting through, under or in concert with any of them.

Section 7.   The Executive agrees to refrain from making any disparaging remarks concerning the Released Parties or their agents. The Released Parties agree to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Released Parties written authorization to release other information or as otherwise required by law. With respect to the Released Parties, this restriction pertains only to official communications made by the Released Parties’ directors and/or officers and not to unauthorized communications by the Released Parties’ employees or agents. This restriction will not bar the Released Parties from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.

PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN SECTION 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE RELEASED PARTIES AND THEIR AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Name	Date

Appendix B

July 30, 2018

The Board of Directors
AJS Bancorp, Inc.
14757 South Cicero Avenue
Midlothian, IL 60445

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of AJS Bancorp, Inc. (“AJS”) of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the “Merger”) of AJS with and into NorthWest Indiana Bancorp (“NorthWest”), with NorthWest as the surviving corporation, pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between AJS and NorthWest. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), each share of common stock, par value $0.01 per share, of AJS (“AJS Common Stock”) issued and outstanding immediately prior to the Effective Time (other than the Exempt AJSB Stock (as defined in the Agreement)) shall become and be converted into the right to receive: (i) 0.2030 of a share of common stock, no par value per share, of NorthWest (“NorthWest Common Stock,” and such number of shares of NorthWest Common Stock, the “Stock Consideration”) and (ii) $7.20 in cash (the “Cash Consideration”), each subject to adjustment as further described in the Agreement (as to which we express no opinion); provided that the Agreement provides that AJS shareholders owning less than 100 shares of AJS Common Stock as of the Effective Time (collectively, “Odd Lot Holders”) will only be entitled to receive $16.00 per share in cash (the “Odd Lot Consideration”) in lieu of the Merger Consideration. The Cash Consideration and the Stock Consideration, taken together, are referred to herein as the “Merger Consideration.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, AJS and NorthWest will cooperate and use reasonable best efforts to effect, at a time to be determined at or following the Effective Time, the merger of A.J. Smith Federal Savings Bank (“AJS Bank”), a wholly-owned subsidiary of AJS, with and into Peoples Bank SB (“Peoples Bank”), a wholly-owned subsidiary of NorthWest, with Peoples Bank as the surviving entity, pursuant to a separate merger agreement (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to AJS and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their brokerdealer businesses (and in the case of AJS, further to an existing sales and trading relationship with KBW), may from time to time purchase securities from, and sell securities to, AJS and NorthWest. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of AJS and NorthWest for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of AJS (the “Board”) in rendering this opinion and will receive a fee from AJS for our services. A portion of our fee is payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Merger. In addition, AJS has agreed to indemnify us for certain liabilities arising out of our engagement.

The Board of Directors − AJS Bancorp
July 30, 2018

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to AJS. In the past two years, KBW has not provided investment banking and financial advisory services to NorthWest. We may in the future provide investment banking and financial advisory services to AJS or NorthWest and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of AJS and NorthWest and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated July 26, 2018 (the most recent draft made available to us); (ii) the audited financial statements for the three fiscal years ended December 31, 2017 of AJS; (iii) the unaudited quarterly financial statements for the fiscal quarter ended March 31, 2018 of AJS; (iv) certain unaudited quarterly financial results for the quarter ended June 30, 2018 of AJS (provided to us by representatives of AJS); (v) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of NorthWest; (vi) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 of NorthWest; (vii) certain regulatory filings of AJS and NorthWest and their respective subsidiaries, including the quarterly reports on Form Y-9C and the quarterly call reports of AJS Bank and Peoples Bank required to be filed with respect to each quarter during the three-year period ended December 31, 2017 as well as the quarter ended March 31, 2018; (viii) certain other interim reports and other communications of AJS and NorthWest provided to their respective shareholders; and (ix) other financial information concerning the businesses and operations of AJS and NorthWest that was furnished to us by AJS and NorthWest or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of AJS and NorthWest; (ii) the assets and liabilities of AJS and NorthWest; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for NorthWest and AJS with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of AJS that were provided by and discussed with AJS management and that were used and relied upon by us at the direction of such management and with the consent of the Board; (vi) financial and operating forecasts and projections of NorthWest with respect to fiscal years 2018 and 2019 that were discussed with AJS management, as well as assumed NorthWest long-term growth rates and certain other assumptions relating to NorthWest that were discussed with NorthWest management, all of which information was used and relied upon by us based upon such discussions, at the direction of AJS management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on NorthWest (including, without limitation, the cost savings and related expenses expected to result from or be derived from the Merger) that were provided by and discussed with the management of NorthWest, and used and relied upon by us based on such discussions, at the direction of AJS management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held with the respective managements of AJS and NorthWest regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by AJS, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with AJS.

The Board of Directors − AJS Bancorp
July 30, 2018

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon AJS management as to the reasonableness and achievability of the financial and operating forecasts and projections of AJS and the financial and operating forecasts and projections of NorthWest with respect to fiscal years 2018 and 2019, all as referred to above (and the assumptions and bases for all such information), and we have assumed that such forecasts and projections were reasonably prepared and represent, or are consistent with, the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of AJS, upon NorthWest management as to the reasonableness and achievability of the assumed NorthWest long-term growth rates and certain other assumptions relating to NorthWest and the estimates regarding certain pro forma financial effects of the Merger on NorthWest (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger), all as referred to above, and the assumptions and bases for all such information, and we have assumed that all such information was reasonably prepared and represents, or is consistent with, the best currently available estimates and judgments of NorthWest management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the foregoing financial information of AJS and NorthWest was not prepared with the expectation of public disclosure, that all of the foregoing financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of AJS and NorthWest and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either AJS or NorthWest since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for AJS and NorthWest are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of AJS or NorthWest, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of AJS or NorthWest under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above), with no adjustments to the Merger Consideration and no other consideration or payments in respect of AJS Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the

The Board of Directors − AJS Bancorp
July 30, 2018

related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of AJS, NorthWest or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of AJS that AJS has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to AJS, NorthWest, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of AJS Common Stock of the Merger Consideration to be received by such holders, without regard to the different per share consideration to be received by Odd Lot Holders. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger and the termination of the A.J. Smith Federal Savings Bank Employee Stock Ownership Plan prior to the consummation of the Merger), including without limitation, the form or structure of the Merger (including the form of the Merger Consideration, the allocation thereof between cash and stock and the disparate treatment of Odd Lot Holders) or any such related transaction, any consequences of the Merger or any such related transaction to AJS, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder, escrow or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of AJS to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by AJS or the Board, (iii) the fairness of the amount or nature of any compensation to any of AJS's officers, directors or employees, or any class of such persons, relative to the compensation to the holders of AJS Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of AJS (other than the holders of AJS Common Stock, solely with respect to the Merger Consideration (as described herein) and not relative to the Odd Lot Consideration or the consideration to be received by holders of any other class of securities) or holders of any class of securities of NorthWest or any other party to any transaction contemplated by the Agreement, (v) any adjustment (as provided in the Agreement) to the Merger Consideration (including to the cash or stock components thereof) assumed to be paid in the Merger for purposes of our opinion; (vi) whether NorthWest has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of AJS Common Stock at the closing of the Merger, (vii) the actual value of NorthWest Common Stock to be issued in the Merger, (viii) the prices, trading range or volume at which NorthWest Common Stock or AJS Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which NorthWest Common Stock will trade following the consummation of the Merger, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to AJS, NorthWest, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

The Board of Directors − AJS Bancorp
July 30, 2018

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of AJS Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates' agreement with respect to the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of AJS Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Appendix C

Voting Agreement

Each of the undersigned, being all of the directors and executive officers of AJS Bancorp, Inc. (“AJSB”) solely in their capacity as stockholders and having, in the case of the AJSB directors, voted for the approval and adoption by AJSB of that certain Agreement and Plan of Merger (“Agreement and Plan of Merger”) among AJSB and NorthWest Indiana Bancorp (“NWIN”), whereby NWIN will acquire all of the outstanding capital stock of AJSB in exchange for cash consideration and shares of NWIN common stock, no par value per share (the “Holding Company Merger”), in consideration of the benefits to be derived from the consummation of such merger and in consideration of the mutual agreements made in the Agreement and Plan of Merger and herein, and in order to induce NWIN to execute and deliver the Agreement and Plan of Merger to AJSB and to proceed with the consummation of the Holding Company Merger and to incur the expenses required in connection therewith, hereby irrevocably covenants and agrees with one another and with each of the parties to such Agreement and Plan of Merger that the undersigned:

(a)   will support the consummation of the Holding Company Merger and any merger of any AJSB subsidiaries, including A.J. Smith Federal Savings Bank, and, subject to fiduciary duties and Section 5.06 of the Agreement and Plan of Merger, will recommend the Holding Company Merger for approval and adoption by the stockholders of AJSB;

(b)   will vote all shares of common stock of AJSB (“AJSB Common Stock”) now or hereafter beneficially owned by him or her, in person or by proxy, at any meeting of the stockholders of AJSB or adjournments thereof, in favor of the approval and adoption of the Agreement and Plan of Merger and the Holding Company Merger (provided that the term “AJSB Common Stock” shall not include: (1) any securities beneficially owned by the undersigned as a trustee or fiduciary except where the undersigned has sole voting discretion over such shares, and (2) any unexercised stock options to purchase shares of AJSB Common Stock); and

(c)   until the earlier of (a) such time as the Agreement and Plan of Merger has been approved at a meeting of the stockholders of AJSB, or an adjournment thereof, or (b) the Agreement and Plan of Merger has been duly terminated in accordance with the provisions thereof, will not transfer any shares of AJSB Common Stock, or any right or option with respect thereto or any interest therein, without first obtaining from the transferee thereof and furnishing to NWIN a written agreement of such transferee substantially to the effect of the agreements herein made and in form and substance acceptable to NWIN. Notwithstanding the foregoing, nothing herein shall prevent the following transfers of AJSB Common Stock: (i) transfers by will or by operation of law (in which case this Voting Agreement shall bind the transferee); (ii) transfers for estate and tax planning purposes, subject in each case to the transferee agreeing in writing to be bound by the terms of this Voting Agreement; (iii) surrender AJSB Common Stock to AJSB in connection with the vesting, settlement, or exercise of AJSB equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement, or exercise, or, in respect of the AJSB equity awards, the exercise price thereon, or (iv) as NWIN may otherwise consent to in writing, which such consent shall not be unreasonably withheld.

The undersigned represents and warrants that he or she (except to the extent indicated below) is the sole record and/or beneficial owner of (and has sole rights to vote and to dispose of) the number of shares of AJSB Common Stock indicated beside his or her signature below.

This Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earlier of (a) the consummation of the Holding Company Merger; (b) the termination of the Agreement and Plan of Merger in accordance with its terms; or (c) the taking of such action whereby a majority of AJSB’s Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Agreement and Plan of Merger, withdraws its favorable recommendation of the Agreement and Plan of Merger to the stockholders of AJSB.

This Voting Agreement may be executed in one or more counterparts and delivered by facsimile, pdf, or other means of electronic communication, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Voting Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits, and proceedings between the

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parties hereto relating to this Voting Agreement shall be filed, tried, and litigated only in the Circuit or Superior Courts of Lake County, Indiana or the United States District Court for the Northern District of Indiana. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Voting Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Voting Agreement and to enforce specifically the terms and provisions of this Voting Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity.

WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT, OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS VOTING AGREEMENT.

[Remainder of Page Intentionally Left Blank.]

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Executed and Delivered as of July 30, 2018.

Directors:

/s/ Raymond J. Blake	(36,076 shares)
Raymond J. Blake Chairman of the Board

/s/ Roger J. Aurelio	(30,955 shares)
Roger J. Aurelio Director

/s/ Richard J. Nogal	(23,780 shares)
Richard J. Nogal Director

/s/ Michael H. Rose	(35,105 shares)
Michael H. Rose Director

/s/ Jerry A. Weberling	(17,485 shares)
Jerry A. Weberling Director, Chief Executive Officer, President and Chief Financial Officer

Executive Officer:

/s/ Donna J. Manuel	(30,631 shares)
Donna J. Manuel Senior Vice President, Loan Operations Officer

[Signature Page to Voting Agreement]

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